Form 10-K, Exhibit 13
period 1993-12-31
HUMANA INC
filed 1994-03-29
CIK 49071

                                                         EXHIBIT 13

FINANCIAL SECTION
- --------------------------------------------------------------------------------
Humana Inc.


18   Selected Financial Data

19   Management's Discussion and Analysis of Financial
     Condition and Results of Operations

23   Consolidated Balance Sheet

24   Consolidated Statement of Operations

25   Consolidated Statement of Common
     Stockholders' Equity

26   Consolidated Statement of Cash Flows

27   Notes to Consolidated Financial Statements

33   Report of Independent Accountants

34   Quarterly Financial Information (Unaudited)

35   Directors

36   Executive Management and Officers

37   Additional Information


SELECTED FINANCIAL DATA
- -----------------------------------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions except per share results
- -----------------------------------------------------------------------------------------------------------------------------------
                                                        December 31,                                  August 31,
                                                     -----------------             ------------------------------------------------
For the years ended                                  1993         1992             1992          1991          1990         1989
- -----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
- -----------------------------------------------------------------------------------------------------------------------------------
Revenues:
  Premiums:
    Commercial                                     $1,709       $1,642           $1,576        $1,239        $  776       $  560
    Medicare risk                                   1,296        1,112            1,073           898           653          486
    Medicare supplement                               132          127              122            94            65           42
- -----------------------------------------------------------------------------------------------------------------------------------
    Total premiums                                  3,137        2,881            2,771         2,231         1,494        1,088
  Interest                                             48           36               37            36            31           28
  Other income                                         10            4                3             2
- -----------------------------------------------------------------------------------------------------------------------------------
    Total revenues                                  3,195        2,921            2,811         2,269         1,525        1,116

Income (loss) before income taxes                     143         (154)(a)         (164)(a)        14            (9)         (38)

Net income (loss)                                      89         (107)(a)         (114)(a)         9            (4)         (23)

Earnings (loss) per common share                      .56         (.68)(a)         (.72)(a)       .06          (.03)        (.15)

Net cash provided by (used in) operations             185          124              (57)           66           165           61

FINANCIAL POSITION
- -----------------------------------------------------------------------------------------------------------------------------------
Total assets                                       $1,731       $1,189           $1,011        $1,005        $  704       $  650

Cash, cash equivalents and
  marketable securities                             1,134          614              431           486           411          328

Equity                                                889          376              367           407           216          269

OPERATING DATA
- -----------------------------------------------------------------------------------------------------------------------------------
Medical loss ratio                                   83.8%        86.3%            86.0%         84.4%         86.1%        88.1%
Administrative cost ratio                            13.2%        14.1%            14.7%         16.1%         16.9%        17.9%
Membership:
  Commercial                                    1,214,000    1,219,800        1,237,500     1,208,100       819,600      653,500
  Medicare risk                                   270,800      266,300          262,300       249,900       193,400      147,000
  Medicare supplement                             153,600      198,900          203,900       203,100       159,100      126,400
- -----------------------------------------------------------------------------------------------------------------------------------
    Total membership                            1,638,400    1,685,000        1,703,700     1,661,100     1,172,100      926,900
- -----------------------------------------------------------------------------------------------------------------------------------

(a) Includes $171 million ($118 million or $.75 per share, net of tax) of charges related to restructuring and unusual charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- ------------------------------------------------------------------------------
Humana Inc.


   The selected financial data of the Company in this Annual Report sets forth certain information with respect to the Company's financial position, results of operations and cash flows and should be read in conjunction with the following discussion and analysis.

INTRODUCTION
- ------------------------------------------------------------------------------

   On March 1, 1993, Humana Inc. ("Humana" or the "Company") separated its acute-care hospital and managed care health plan businesses into two independent publicly-held companies (the "Spinoff"). The Spinoff was effected through the distribution to Humana stockholders of record as of the close of business on March 1, 1993, of all of the outstanding shares of common stock of a new hospital company, Galen Health Care, Inc. ("Galen"). Galen was subsequently merged, through an unrelated transaction, with a subsidiary of Columbia Healthcare Corporation (now Columbia/HCA Healthcare Corporation) ("Columbia") and, therefore, became a wholly-owned subsidiary of Columbia. The Humana Inc. legal entity continues to operate the health plan business. Because of the relative significance of the acute-care hospital business to Humana prior to the Spinoff, the Spinoff was recorded as a discontinuance of the health plan business in the historical consolidated financial statements of pre-Spinoff Humana. For this reason, the historical consolidated financial statements of pre-Spinoff Humana became the historical consolidated financial statements of Galen. The financial information contained herein for periods prior to the Spinoff represents the financial information of what had historically been the health plan business of Humana and does not correspond with or represent the historical financial information of Humana.
   In conjunction with the Spinoff, the Company changed its fiscal year end from August 31 to December 31. This action was taken because, among other reasons, the Company and its subsidiaries are subject to regulations which require the periodic reporting of financial information on a calendar year basis and because many of the contracts between the Company and its customers are on a calendar year basis. For purposes of comparability, the following discussion of "Results of Operations" compares the year ended December 31, 1993, to the twelve months ended December 31, 1992 (the "year ended December 31, 1992"), and the year ended August 31, 1992, to the year ended August 31, 1991.
   The Company offers managed health care products which integrate financing and management with the delivery of health care services through a network of providers who share financial risk or who have incentives to deliver cost-effective medical services. These products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs").
   Humana's HMO and PPO products are primarily marketed to employer and other groups ("Commercial") and Medicare-eligible individuals. The products marketed to Medicare-eligible individuals are either HMO products that provide health care services which include all Medicare benefits and, in certain circumstances, additional health care services that are not included in Medicare benefits ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement").

COMPARISON OF RESULTS OF OPERATIONS
- ------------------------------------------------------------------------------

Years Ended December 31, 1993 and 1992

   In order to enhance comparability, the following discussion comparing the year ended December 31, 1993, to the year ended December 31, 1992, excludes the impact of the $171 million in restructuring and unusual charges recorded in August 1992. With respect to these charges, $77 million was used to write-down assets, and $42 million was used to pay restructuring and unusual costs. The remaining $52 million, primarily related to contract disputes, product discontinuances and market closures, is expected to be resolved within two to three years. The asset write-downs discussed above had the effect of reducing depreciation and amortization expense by $5 million for the year ended December 31, 1993. Management regularly evaluates the continued reasonableness of the charges discussed above, and to the extent adjustments are necessary, earnings are charged or credited in the current period.
   The Company's premium revenues increased 9% to $3.1 billion for the year ended December 31, 1993, compared to $2.9 billion for the year ended December 31, 1992, due to Commercial product premium rate increases of 7% and Medicare risk product premium rate increases of 14%. Commercial and Medicare risk product premium increases during 1994 are projected to range between 3% and 4%. The impact of the 1993 premium rate increases on premium revenues was partially offset by the membership reductions discussed below. Membership data for the respective periods follows:

- ------------------------------------------------------------------------------
Amounts in thousands                                    1993             1992
- ------------------------------------------------------------------------------
Beginning membership                                 1,685.0          1,673.7
  Sales                                                267.9            280.8
  Acquisitions (divestitures)                           (6.4)            79.9
  Cancellations                                       (308.1)          (349.4)
- ------------------------------------------------------------------------------
Ending membership                                    1,638.4          1,685.0
- ------------------------------------------------------------------------------
Average membership                                   1,637.9          1,699.4
- ------------------------------------------------------------------------------

   Membership declined 3% during the year ended December 31, 1993, primarily due to a decline in Medicare supplement product membership. This decline was the result of management's decision to increase Medicare supplement product premium rates effective January 1, 1993, to more closely approximate competitive levels. Commercial product membership increased during the third and fourth quarters of 1993 as medical cost improvements allowed the Company to be more competitive in its pricing. The increase in Commercial product membership in the last six months of 1993 offsets the decline in Commercial product enrollment during the first six months of 1993. The decline resulted primarily from the Company's pricing policy which attempted to maintain operating margins during a period when the Company's cost structure was high. Medicare risk membership levels remained relatively constant during 1993.
   The medical loss ratio for the year ended December 31, 1993, was 83.8% compared to 86.3% for the year ended December 31, 1992. Principal factors contributing to the improvement in the medical loss ratio included Medicare product premium rate increases, improved hospital utilization and favorable other medical services costs experience in the Commercial and Medicare risk products. Because 1994 premium rate increases are projected to range from 3% to 4%, additional improvements in hospital and other medical services costs are necessary to achieve further reductions in the medical loss ratio.
   The administrative cost ratio was 13.2% and 14.1% for the years ended December 31, 1993 and 1992, respectively. The improvement in the administrative cost ratio is attributable to the impact of 1992 work force reductions and an emphasis by management in controlling administrative costs.
   Interest income totaled $48 million for the year ended December 31, 1993, compared to $36 million for the year ended December 31, 1992. The increase in interest income is attributable to interest being earned on notes receivable and cash payments from Galen received in connection with the Spinoff. The notes were repaid in September 1993. Tax equivalent yield on invested assets approximated 6% and 8% for the years ended December 31, 1993 and 1992, respectively. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income.
   The Company's income before income taxes totaled $143 million for the year ended December 31, 1993, compared to income of $17 million (excluding the impact of the previously mentioned restructuring and unusual charges) for the year ended December 31, 1992.

Years Ended August 31, 1992 and 1991

   In order to enhance comparability, the following discussion comparing the year ended August 31, 1992, to the year ended August 31, 1991, excludes the impact of the $171 million in restructuring and unusual charges recorded in August 1992.
   The Company's premium revenues increased 24% to $2.8 billion for the year ended August 31, 1992, compared to $2.2 billion for the year ended
August 31, 1991, due to the effect of acquisitions as well as Commercial product premium rate increases of 11% and Medicare risk product premium rate increases of 5%. Membership data for the respective periods follows:

- --------------------------------------------------------------------------------
Amounts in thousands             1992                                 1991
- --------------------------------------------------------------------------------
Beginning membership          1,661.1                              1,172.1
   Sales                        292.8                                364.1
   Acquisitions                  61.4                                339.1
   Cancellations               (311.6)                              (214.2)
- --------------------------------------------------------------------------------
Ending membership             1,703.7                              1,661.1
- --------------------------------------------------------------------------------
Average membership            1,690.6                              1,479.1
- --------------------------------------------------------------------------------

   Excluding acquisitions, enrollment declined slightly during the year ended August 31, 1992, due primarily to management's decision to continue pricing its products at levels which attempted to maintain operating margins. Management also believes that enrollment was adversely affected by the economic recession during this period.
   In August 1992, the Company recorded restructuring and unusual charges amounting to $171 million primarily in connection with the board of directors' decision to effect the Spinoff. Included in these restructuring and unusual charges were write-downs of $77 million related to the impairment of operational and administrative assets, $79 million primarily related to contract disputes, product discontinuances and anticipated market closures, and $15 million related to costs associated with the Spinoff from Galen.
   The medical loss ratio for the year ended August 31, 1992, was 86.0% compared to 84.4% for the year ended August 31, 1991. The deterioration in the medical loss ratio resulted primarily from increased utilization of hospital and other medical services costs in the Medicare risk product.
   The administrative cost ratio was 14.7% and 16.1% for the years ended August 31, 1992, and August 31, 1991, respectively. The improvement in the administrative cost ratio was primarily a result of the increase in premium revenues during these periods.
   Interest income totaled $37 million for the year ended August 31, 1992, compared to $36 million for the year ended August 31, 1991. The tax equivalent yield on invested assets approximated 8% in 1992 and 9% in 1991.
   Excluding restructuring and unusual charges, the Company's income before income taxes totaled $7 million for the year ended August 31, 1992, compared to $14 million for the year ended August 31, 1991.

LIQUIDITY
- --------------------------------------------------------------------------------

   Net cash provided by operations for the year ended December 31, 1993, totaled $185 million compared to $124 million for the year ended December 31, 1992. The improvement in 1993 operating cash flows is a result of increased net income, improved premiums receivable collections, and the timing of payments for medical costs and other expenses. In addition, net cash provided by operations for the year ended December 31, 1992, was reduced due to a payment to the Internal Revenue Service (the "IRS") of taxes and interest totaling $91 million of disputed amounts for fiscal years 1988 and 1989, primarily related to the current deductibility of medical costs payable.
   For the year ended August 31, 1992, net cash used by operations totaled $57 million compared to cash provided by operations of $66 million for the year ended August 31, 1991. The decline resulted primarily from the timing of the receipt of Medicare risk premiums, changes in other operating assets and liabilities and the payment to the IRS.
   The Company's current assets exceeded current liabilities by $231 million at December 31, 1993. At December 31, 1992, the Company's current liabilities exceeded current assets by $245 million. The increase in working capital resulted, in part, from the $383 million in cash contributions from Galen and the improvement in operating cash flows described above. In addition, a portion of the increase is due to management's re-evaluation of the balance sheet classification of marketable securities. At December 31, 1993, the Company reclassified its marketable securities in conjunction with the implementation of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Marketable securities are now classified based upon management's intent regarding the ultimate use of these securities. Marketable equity and debt securities available for current operations are classified in the balance sheet as current assets while securities held for non-current uses, such as, acquisitions, capital spending and funding of professional liability risks are classified as long-term assets. Prior to December 31, 1993, marketable securities were classified in the balance sheet based upon their contractual maturity.
   Management believes that existing working capital and cash flows from operations will be sufficient to meet future liquidity needs.
   The Company's subsidiaries operate in states which require certain levels of equity and regulate the payment of dividends to the parent company. As a result, the Company's ability to use operating subsidiaries' cash flows is restricted to the extent that the subsidiaries' ability to pay dividends to its parent company requires regulatory approval. At December 31, 1993, the Company had approximately $247 million of unrestricted cash, cash equivalents and marketable securities.

CAPITAL RESOURCES
- --------------------------------------------------------------------------------

   The Company's ongoing capital expenditures relate primarily to medical care facilities used by either employed or affiliated physicians as well as administrative facilities and related computer information systems necessary for activities such as claims processing, billing and collections, medical utilization review and customer service. Total capital expenditures amounted to $28 million, $34 million, $47 million and $107 million for the years ended December 31 , 1993, December 31, 1992, August 31, 1992, and August 31, 1991,
respectively.
   Excluding acquisitions, planned capital spending in 1994 will approximate $40 to $45 million, most of which will relate to the expansion and improvement of medical care facilities and equipment. Management believes that its capital spending program is adequate to expand, improve and equip its existing markets.
   During the year ended December 31, 1992, the Company acquired three HMOs with approximately 80,000 members for $38 million. During the year ended August 31, 1991, the Company acquired three HMOs with approximately 339,000 members for $60 million. In addition, the Company acquired an HMO in Washington, D.C., with approximately 125,000 members for $55 million on February 28, 1994. The Company may make acquisitions from time to time and is currently reviewing various acquisition opportunities.
   On January 12, 1994, the Company entered into a $200 million line of credit with a group of banks which will be available, in addition to the Company's
$247 million of unrestricted cash, to pursue acquisition and expansion opportunities.
   The health care industry is changing and consolidating rapidly, providing significant growth potential. As a result, management intends to retain operating cash flows and available cash for acquisition and expansion opportunities and has no current plans to initiate the payment of dividends.

EFFECTS OF INFLATION AND CHANGING PRICES
- --------------------------------------------------------------------------------

   The Company's operations are regulated by various state and federal government agencies. Actuarially determined premium rate increases for Commercial and Medicare supplement products generally must be approved by the respective state insurance commissions, while increases in premiums for Medicare risk products are determined by the Health Care Financing Administration ("HCFA"). Medicare risk premiums approximated 41%, 39%, 39% and 40% of the Company's premium revenues for the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, respectively. Effective January 1, 1994, the average rate of increase under the Medicare risk contract was approximately 3%. Although annual increases have varied significantly, increases have averaged approximately 7% over the last five years, including the increase of January 1994.

   Effective with the consummation of the Spinoff, the Company entered into a three-year operating agreement with Galen whereby the Company will use the services of Galen's hospitals guaranteeing certain minimum utilization levels. The rate increases charged for such services are defined under the terms of the agreement. Commercial product rate increases for hospital services are limited to the lesser of the increase in the hospital component of the U.S. Consumer Price Index or the Company's Commercial product premium rate increases, less one percent. The Medicare risk product rate increases for hospital services are equal to the percentage adjustment in HCFA's market specific hospital payment rate to the Company. During the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, 16%, 18%, 18% and 20%,
respectively, of the Company's total medical costs were incurred in Galen hospitals.

OTHER INFORMATION
- --------------------------------------------------------------------------------

   The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. The loss of these contracts or significant changes in the Medicare program, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.
   Congress is in the process of evaluating a number of legislative proposals that would effect major changes in the United States health care system. Among the proposals under consideration are government imposed cost controls, measures to increase the availability of group health insurance coverage to employees, and the creation of statewide health alliances that would cover individuals and families not enrolled in large employer health plans. Legislative reform, if any, is not anticipated before the latter part of 1994 and implementation of any reform package could take several additional years. In general, managed care is being considered as a means by which health care costs may be reduced. Although management believes the Company is well positioned to take advantage of the opportunities which will be afforded by health care reform, it is not possible to predict the final form these proposals will take or the affect these proposals may have on the Company.
   In addition to federal reform, various states in which the Company operates have implemented or are in the process of implementing changes in the delivery of health care. Again, it is not possible to predict the final form these proposals will take or the effect these changes may have on the Company.
   Resolution of various loss contingencies, including litigation pending against the Company in the ordinary course of business, is not expected to have a material adverse effect on its financial position or results of operations.
   Net cash provided by operating activities in the accompanying consolidated statement of cash flows for the four month period ended December 31, 1992, includes the receipt of five Medicare risk premium payments.


CONSOLIDATED BALANCE SHEET
- ----------------------------------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions except per share amounts
- ----------------------------------------------------------------------------------------------------------------------------------
December 31,                                                            1993                                          1992
- ----------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                           $  372                                        $  233
  Marketable securities                                                  427                                            60
  Premiums receivable, less allowance for doubtful
    accounts of $17 in 1993 and $14 in 1992                               37                                            53
  Deferred income taxes                                                  129                                           120
  Other                                                                   37                                            22
- ----------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                             1,002                                           488
- ----------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                              300                                           290
Other assets:
  Long-term marketable securities                                        335                                           321
  Cost in excess of net tangible assets acquired                          60                                            67
  Deferred income taxes                                                   16                                            10
  Other                                                                   18                                            13
- ----------------------------------------------------------------------------------------------------------------------------------
      Total other assets                                                 429                                           411
- ----------------------------------------------------------------------------------------------------------------------------------
      Total Assets                                                    $1,731                                        $1,189
- ----------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

Current liabilities:
   Medical costs payable                                              $  448                                        $  400
   Trade accounts payable and accrued expenses                           154                                           186
   Unearned premium revenues                                             110                                           102
   Income taxes payable                                                   59                                            45
- ----------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                          771                                           733
Long-term obligations                                                     71                                            80
- ----------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                  842                                           813
- ----------------------------------------------------------------------------------------------------------------------------------
Contingencies
Common stockholders' equity:
   Equity funding                                                                                                      376
   Common stock, $.16 2/3 par; authorized 300,000,000 shares;
     issued and outstanding 160,343,788 shares - December 31, 1993        27
   Capital in excess of par value                                        785
   Retained earnings                                                      73
   Net unrealized investment gains                                         4
- ----------------------------------------------------------------------------------------------------------------------------------
   Total common stockholders' equity                                     889                                           376
- ----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND COMMON STOCKHOLDERS' EQUITY                     $1,731                                        $1,189
- ----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENT OF OPERATIONS
- ---------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions except per share results
- ---------------------------------------------------------------------------------------------------------
                                                                        Four
                                                Years Ended          Months Ended         Years Ended
                                                December 31,         December 31,          August 31,
- ---------------------------------------------------------------------------------------------------------
                                            1993          1992           1992          1992         1991
- ---------------------------------------------------------------------------------------------------------
Revenues:
  Premiums                                $3,137        $2,881         $  976        $2,771       $2,231
  Interest                                    48            36             12            37           36
  Other                                       10             4              2             3            2
- ---------------------------------------------------------------------------------------------------------
    Total revenues                         3,195         2,921            990         2,811        2,269
- ---------------------------------------------------------------------------------------------------------
Operating expenses:
  Medical costs                            2,630         2,485            837         2,383        1,885
  Selling, general and administrative        368           355            119           357          321
  Depreciation and amortization               47            52             17            52           38
  Restructuring and unusual charges                        171                          171
- ---------------------------------------------------------------------------------------------------------
    Total operating expenses               3,045         3,063            973         2,963        2,244
- ---------------------------------------------------------------------------------------------------------
Income (loss) from operations                150          (142)            17          (152)          25

Interest expense                               7            12              2            12           11
- ---------------------------------------------------------------------------------------------------------
Income (loss) before income taxes            143          (154)            15          (164)          14

Provision (benefit) for income taxes          54           (47)             6           (50)           5
- ---------------------------------------------------------------------------------------------------------
Net income (loss)                         $   89        $ (107)         $   9       $  (114)      $    9
- ---------------------------------------------------------------------------------------------------------
Earnings (loss) per common share          $  .56        $ (.68)         $ .06       $  (.72)      $  .06
- ---------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
- -----------------------------------------------------------------------------------------------------------------------------------
Humana Inc.

In millions
- -----------------------------------------------------------------------------------------------------------------------------------
                                                                     Capital in                Net Unrealized
                                                      Common Stock    Excess of      Retained     Investment   Equity    Total
                                                     Shares  Amount   Par Value      Earnings      Gains      Funding   Equity
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, September 1, 1990                                                                                     $ 216    $ 216

   Net income                                                                                                      9        9

   Equity funding from Galen                                                                                     176      176

   Other                                                                                                           6        6
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1991                                                                                         407      407

   Net loss                                                                                                     (114)    (114)

   Equity funding from Galen                                                                                      74       74
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, August 31, 1992                                                                                         367      367

   Net income                                                                                                      9        9
- -----------------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992                                                                                       376      376

   Net income                                                                        $ 73                         16       89

   Capital contributions from Galen                                     $160                                              160

   Cash received from Galen in
      satisfaction of Notes                                              248                                              248

   Spinoff capitalization                            159     $ 26        366                                    (392)

   Other                                               1        1         11                        $ 4                    16
- -----------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                           160     $ 27       $785         $ 73           $ 4                 $ 889
- -----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
- -----------------------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions
- -----------------------------------------------------------------------------------------------------------------------
                                                                                         Four
                                                                 Years Ended         Months Ended        Years Ended
                                                                 December 31,        December 31,         August 31,
- -----------------------------------------------------------------------------------------------------------------------
                                                                1993     1992            1992           1992      1991
- -----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)                                              $  89    $(107)           $  9          $(114)     $  9
Adjustments to reconcile net income (loss)
  to net cash provided by (used in) operating activities:
    Restructuring and unusual charges                                     171                            171
    Depreciation and amortization                                 47       52              17             52        38
    Deferred income taxes                                        (13)    (126)             (1)          (126)       (4)
    Changes in operating assets and liabilities:
        Premiums receivable                                       16        1             (17)            (4)      (15)
        Other current assets                                     (16)       1              (2)             6        (5)
        Medical costs payable                                     58       41              29              3        (6)
        Trade accounts payable and accrued expenses              (27)      56              47             18         9
        Unearned premium revenues                                  8       14             102            (83)       19
        Income taxes payable                                       9       19               6             16        19
     Other                                                        14        2              (1)             4         2
- -----------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) operating activities      185      124             189            (57)       66
- -----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:

   Acquisition of health plan assets                              (5)     (43)             (1)           (42)     (60)
   Purchase of property and equipment                            (28)     (34)            (10)           (47)    (107)
   Disposition of property and equipment                           8        7               8              2        2
   Change in marketable securities                              (368)     (21)            (20)            (7)     (86)
   Other                                                         (23)                       2             (4)      (4)
- -----------------------------------------------------------------------------------------------------------------------
        Net cash used in investing activities                   (416)     (91)            (21)           (98)    (255)
- -----------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Capital contributions from Galen                              383       72                             74      176
   Other                                                         (13)      (9)             (4)            (4)      (3)
- -----------------------------------------------------------------------------------------------------------------------
        Net cash provided by (used in) financing activities      370       63              (4)            70      173
- -----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                 139       96             164            (85)     (16)
Cash and cash equivalents at beginning of period                 233      137              69            154      170
- -----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                      $372    $ 233            $233          $  69     $154
- -----------------------------------------------------------------------------------------------------------------------

Interest payments                                               $  1    $  25                          $  27
Income tax payments (refunds), net                                58       58            $  1             55     $(23)

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------
Humana Inc.

1. REPORTING ENTITY

Basis of Presentation

   On March 1, 1993, Humana Inc. ("Humana" or the "Company") separated its acute-care hospital and managed care health plan businesses into two independent publicly-held companies (the "Spinoff"). The Spinoff was effected through the distribution to Humana stockholders of record as of the close of business on March 1, 1993, of all the outstanding shares of common stock of a new hospital company, Galen Health Care, Inc. ("Galen"). Galen was subsequently merged, through an unrelated transaction, with a subsidiary of Columbia Healthcare Corporation (now Columbia/HCA Healthcare Corporation)("Columbia") and, therefore, became a wholly-owned subsidiary of Columbia. The Humana Inc. legal entity continues to operate the health plan business. Because of the relative significance of the acute-care hospital business to Humana prior to the Spinoff, the Spinoff was recorded as a discontinuance of the health plan business in the historical consolidated financial statements of pre-Spinoff Humana. For this reason, the historical consolidated financial statements of pre-Spinoff Humana became the historical consolidated financial statements of Galen. The consolidated financial statements contained herein are the separate financial statements of what had historically been the health plan business of Humana and do not correspond with or represent the historical consolidated financial statements of Humana.
   In conjunction with the Spinoff, the Company changed its fiscal year end from August 31 to December 31. This action was taken because, among other reasons, the Company and its subsidiaries are subject to regulations which require the periodic reporting of financial information on a calendar year basis and because many of the contracts between the Company and its customers are on a calendar year basis.
   For the fiscal years ended August 31, 1992, and prior, certain allocations and estimates have been made by management in the accompanying consolidated financial statements to present the results of operations of the Company as a separate entity. The operating results of the Company for the years ended August 31, 1992, and prior, include corporate costs and net interest expense which were not previously allocated between the Company and Galen. Corporate costs include shared administrative costs such as management information systems, financing, recruiting, personnel development, accounting, legal advice, public relations, marketing, insurance, purchasing, and risk and quality management. Total costs allocated to the Company were $94 million and $85 million for the years ended August 31, 1992 and 1991, respectively. Net interest expense amounting to $12 million and $11 million for the years ended August 31, 1992 and 1991, respectively, has also been allocated to the Company and relates primarily to disputed income tax issues in connection with current deductibility of medical costs payable. (See Note 5)

Organization and Operations

   The Company operates health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") which provide managed care services to commercial customer groups and individuals eligible for the Medicare Program under contractual agreements between the Company and the Health Care Financing Administration.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

   The consolidated financial statements include all subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

   Cash and cash equivalents include cash, money market funds, commercial paper and certain U.S. Government securities with an original maturity of three months or less.

Marketable Securities

   The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No.115"), "Accounting for Certain Investments in Debt and Equity Securities," effective December 31, 1993. The adoption of SFAS No. 115 resulted in an increase in stockholders' equity of $4 million. The consolidated balance sheet at December 31, 1992, was not restated to give effect to the adoption of this statement.
   At December 31, 1993, marketable equity and debt securities have been categorized as available for sale and as a result are stated at fair value. Marketable equity and debt securities available for current operations are classified in the balance sheet as current assets while securities held for non-current uses, such as acquisitions, capital spending and funding of professional liability risks are classified as long-term assets. Unrealized holding gains and losses are included as a component of stockholders' equity until realized. At December 31, 1992, marketable equity securities were stated at the lower of aggregate cost or market, while marketable debt securities were carried at amortized cost which approximated market.

- --------------------------------------------------------------------------------
Humana Inc.



Premium Revenue Recognition

   Premium revenues are reported as revenues in the period in which members are entitled to receive managed care services. Premiums received prior to such period are recorded as unearned premium revenues.

Property and Equipment

   Property and equipment is carried at cost and is comprised of the following at December 31, 1993 and 1992:

- -------------------------------------------------------------------------------------
Dollars in millions                    1993                                  1992
- -------------------------------------------------------------------------------------
Land                                  $  25                                 $  23
Buildings                               224                                   193
Equipment                               248                                   218
- -------------------------------------------------------------------------------------
                                        497                                   434
Accumulated depreciation               (197)                                 (144)
- -------------------------------------------------------------------------------------
                                      $ 300                                 $ 290
- -------------------------------------------------------------------------------------

   Depreciation is computed using the straight-line method over estimated useful lives generally ranging from three to 25 years. Depreciation expense was $35 million, $34 million, $34 million and $22 million for the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, and $12
million for the four months ended December 31, 1992.

Cost in Excess of Net Tangible Assets Acquired

   Cost in excess of net tangible assets acquired represents the unamortized excess of the cost over the fair value of net tangible assets acquired, which is amortized on a straight-line basis over periods of expected benefit, which generally have been seven to 14 years. Accumulated amortization totaled $30 million and $59 million, as of December 31, 1993 and 1992, respectively.

Medical Costs

   Medical costs include claim payments and estimates of future payments to be made for medical claims incurred prior to the balance sheet date. Estimates of future payments relating to services incurred in current and prior periods are continually reviewed by management, and to the extent necessary, adjustments are reflected in current operations. In addition to medical claims, the Company pays physician salaries and capitation costs. Capitation costs represent monthly prepaid fees paid to participating primary care physicians and other medical specialists for the provision of medical care to the Company's members.


Income Taxes

   The provision for income taxes reflected in the consolidated financial statements for the fiscal years ended August 31, 1992, and prior, represents the Company's proportionate share of historical Humana's income tax expense which approximates the expense which would have been recognized had the Company and Galen filed separate tax returns.
   The adoption by the Company, effective September 1, 1991, of the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," did not have a material impact on the financial position or results of operations of the Company.

Common Stock

   At the time of the Spinoff, the market value of common stock of historical Humana was adjusted to give effect to the distribution to Humana stockholders of all the outstanding common stock of Galen. The market values of the Company and Galen common stock on March 1, 1993, were $7 3/4 and $12 1/8, respectively. (See Note 1)

   At December 31, 1992, historical Humana had 158,855,196 shares of common stock outstanding.

Common Stockholders' Equity

   Equity of the Company, prior to the Spinoff, resulted from the cumulative net income or loss of the health plan business as well as funding from Galen. Therefore, pre-Spinoff equity is referred to as "Equity Funding" in the accompanying consolidated balance sheet and consolidated statement of common stockholders' equity.

Earnings per Common Share

   A 3-for-2 stock split of Humana common stock was distributed in August 1991. Retroactive recognition has been given to this split in the consolidated financial statements and notes.
   Earnings per common share are based upon the weighted average number of Humana common shares outstanding. Shares used in computing earnings per common share were 159,283,680, 158,619,551, 158,490,279 and 157,359,253, for the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, respectively and 158,777,886 for the four months ended December 31, 1992.

Reclassifications

   Certain prior year amounts have been reclassified to conform to the 1993 financial statement presentation.

- --------------------------------------------------------------------------------
Humana Inc.

3. RESTRUCTURING AND UNUSUAL CHARGES

   In August 1992, the Company recorded restructuring and unusual charges amounting to $171 million primarily in connection with the board of directors' decision to effect the Spinoff. Included in these restructuring and unusual charges were write-downs of $77 million related to impairment of operational and administrative assets, $79 million primarily related to contract disputes, product discontinuances and anticipated market closures, and $15 million related to costs associated with the Spinoff from Galen.
   With respect to the these charges, $77 million was used to write-down assets as described above, and $42 million was used to pay restructuring and unusual costs. The remaining $52 million, primarily related to contract disputes, product discontinuances and market closures is expected to be resolved within two to three years. Management regularly evaluates the continued reasonableness of these charges, and to the extent adjustments are necessary, earnings are charged or credited in the current period.

4. INVESTMENTS

   Marketable securities classified as current assets at December 31, 1993, include the following:

- ----------------------------------------------------------------------------------
                                          Fair
Dollars in millions                       Value                       Cost
- ----------------------------------------------------------------------------------
U.S. Government securities                $  21                      $  20
Tax exempt municipal bonds                  394                        391
Corporate bonds                              10                         10
Other                                         2                          2
- ----------------------------------------------------------------------------------
                                          $ 427                      $ 423
- ----------------------------------------------------------------------------------

   Marketable securities classified as long-term assets at December 31, 1993, include the following:

- ----------------------------------------------------------------------------------
                                          Fair
Dollars in millions                       Value                       Cost
- ----------------------------------------------------------------------------------
U.S. Government securities                $  29                      $  29
Tax exempt municipal bonds                  158                        158
Marketable equity securities                105                        103
Collateralized mortgage obligations          11                         11
Other                                        32                         31
- ----------------------------------------------------------------------------------
                                          $ 335                      $ 332
- ----------------------------------------------------------------------------------


   The contractual maturities of debt securities available for sale at December 31, 1993, regardless of their balance sheet classification, follows:

- ----------------------------------------------------------------------------------
                                          Fair
Dollars in millions                       Value                       Cost
- ----------------------------------------------------------------------------------
Due within one year                       $ 125                      $ 124
Due after one year through five years       222                        220
Due after five years through 10 years        91                         91
Due after 10 years                            9                          8
Not due at a single maturity date           210                        209
- ----------------------------------------------------------------------------------
                                          $ 657                      $ 652
- ----------------------------------------------------------------------------------

   Gross unrealized holding gains and losses at December 31, 1993, were $10 million and $3 million, respectively. Proceeds and gross realized gains from the sale of securities classified as available for sale for the year ended December 31, 1993, were $116 million and $1 million, respectively. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

   Marketable securities at December 31, 1992, include the following:

- ----------------------------------------------------------------------------------
                                                                     Fair
Dollars in millions                        Cost                      Value
- ----------------------------------------------------------------------------------
U.S. Government securities                 $ 24                       $ 25
Tax exempt municipal bonds                   22                         22
Other                                        14                         14
- ----------------------------------------------------------------------------------
                                           $ 60                       $ 61
- ----------------------------------------------------------------------------------

   Long-term marketable securities at December 31, 1992, include the following:

- ----------------------------------------------------------------------------------
                                                                     Fair
Dollars in millions                        Cost                      Value
- ----------------------------------------------------------------------------------
U.S. Government securities                $  26                      $  26
Tax exempt municipal bonds                  210                        212
Marketable equity securities                 28                         28
Collateralized mortgage obligations          22                         23
Other                                        35                         36
- ----------------------------------------------------------------------------------
                                          $ 321                      $ 325
- ----------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Humana Inc.


5. INCOME TAXES

   The provision for income taxes consists of the following:

                                                                                   Four
                                                             Years Ended       Months Ended    Years Ended
                                                             December 31,      December 31,     August 31,
- ------------------------------------------------------------------------------------------------------------
Dollars in millions                                         1993     1992          1992       1992    1991
- ------------------------------------------------------------------------------------------------------------
Current provision (benefit):
  Federal                                                   $ 57    $  80           $ 6      $  78    $ 10
  State                                                        6       (1)            1         (2)     (1)
- ------------------------------------------------------------------------------------------------------------
                                                              63       79             7         76       9
Deferred provision (benefit):
  Federal                                                     (8)    (138)           (1)      (138)     (3)
  State                                                       (1)      12                       12      (1)
- ------------------------------------------------------------------------------------------------------------
                                                              (9)    (126)           (1)      (126)     (4)
- ------------------------------------------------------------------------------------------------------------
                                                            $ 54    $ (47)          $ 6      $ (50)   $  5
- ------------------------------------------------------------------------------------------------------------

    The income tax provision (benefit) was different from the amount computed using the federal statutory income tax rate due to the following:

                                                                                   Four
                                                            Years Ended        Months Ended    Years Ended
                                                            December 31,       December 31,     August 31,
- ------------------------------------------------------------------------------------------------------------
Dollars in millions                                         1993     1992          1992       1992    1991
- ------------------------------------------------------------------------------------------------------------
Income tax provision (benefit) at federal statutory rate    $ 50    $ (52)          $ 5      $ (56)   $  5
State income taxes, net of federal benefit                     4       (4)            1         (4)      1
Tax exempt investment income                                  (7)      (4)           (1)        (4)     (4)
Amortization                                                   4       18             2         19       8
Other items, net                                               3       (5)           (1)        (5)     (5)
- -----------------------------------------------------------------------------------------------------------
                                                            $ 54    $ (47)           $ 6      $ (50)   $  5
- -----------------------------------------------------------------------------------------------------------

   Cumulative temporary differences which give rise to deferred tax assets and liabilities at December 31, 1993 and 1992, were as follows:

- ------------------------------------------------------------------------------------------------------------
                                                                    Assets                     Assets
                                                                (Liabilities)              (Liabilities)
Dollars in millions                                                  1993                       1992
- ------------------------------------------------------------------------------------------------------------
Medical costs payable                                                $112                       $ 86
Depreciation                                                          (19)                       (18)
Deferred compensation                                                   7                          4
Accrued interest                                                        6                          4
Doubtful accounts                                                       7                          7
Restructuring and unusual charges                                      17                         27
Other                                                                  15                         20
- ------------------------------------------------------------------------------------------------------------
                                                                     $145                       $130
- ------------------------------------------------------------------------------------------------------------

   Management believes that the deferred tax assets will ultimately be realized based primarily on the existence of sufficient taxable income within the allowable carryback periods.
   During 1992, the Company paid the IRS $91 million, including interest, of disputed amounts for fiscal years 1988 and 1989, primarily related to the current deductibility of medical costs payable. The Company is currently pursuing a favorable resolution of this issue.
   At December 31, 1993, the Company had net operating loss carryforwards of approximately $32 million related to a 1992 acquisition. These loss carryforwards, if unused to offset future taxable income of the acquired subsidiary, will expire in the years 2000 through 2007.

- --------------------------------------------------------------------------------
Humana Inc.


6. PROFESSIONAL LIABILITY RISKS

   The Company insures substantially all professional liability risks through a wholly-owned subsidiary (the "Captive Subsidiary") which was incorporated in January 1993. Prior to the formation of the Captive Subsidiary, professional liability risks were insured by a subsidiary of Galen. In connection with the Spinoff, the Captive Subsidiary and the Galen subsidiary effected a loss portfolio reinsurance agreement (the "Reinsurance Agreement") whereby the Captive Subsidiary indemnified the Galen subsidiary, subject to aggregate limits, against all liabilities incurred by the Galen subsidiary related to professional liability risks of the Company prior to September 1, 1993. As a result of the Captive Subsidiary entering into the Reinsurance Agreement, all Company professional liability risks recorded on the financial statements of the Galen subsidiary were transferred to the Captive Subsidiary in February 1993. Provisions for such risks, including expenses incident to claim settlements, were $13 million, $12 million, $11 million and $8 million for the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, respectively, and $4 million for the four months ended December 31, 1992.
   The Captive Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers.
   Allowance for professional liability risks and the equivalent amounts of marketable securities related to the funding thereof included in the accompanying consolidated balance sheet were $50 million at December 31, 1993.

7. LONG-TERM OBLIGATIONS

   Long-term obligations at December 31, 1993 and 1992, include a note payable of $2 million and $20 million to the State of Florida Department of Insurance (the "Department") related to the 1987 acquisition of a health plan which was being held in receivership by the Department at the time it was acquired by the Company. Other long-term obligations include professional liability risks and capital lease obligations.
   In connection with the Spinoff, Galen assumed substantially all of historical Humana's long-term debt outstanding at the time of the Spinoff; however, the Company remains contingently liable as guarantor for approximately $55 million of this debt.
   On January 12, 1994, the Company entered into an unsecured credit agreement with a group of banks which provides for a $200 million revolving line of credit (the "Credit Agreement") expiring January 12, 1997. Principal amounts outstanding under the Credit Agreement will bear interest, depending on average borrowings over a six-month period, at rates ranging from LIBOR plus 32.5 basis points to LIBOR plus 57.5 basis points. The Credit Agreement contains customary events of default and covenant terms.

8. COMMON STOCKHOLDERS' EQUITY

   For accounting purposes, the historical equity of the Company at the time of the Spinoff consisted of the cumulative net income or loss, as well as the net assets contributed by Galen. In connection with the Spinoff, Galen contributed $135 million of cash and a hospital with a book value of $25 million to the Company. Also in connection with the Spinoff, certain subsidiaries of Galen issued promissory notes (the "Notes") to the Company. Under the terms of the Notes, the full principal amount of $250 million became due upon certain "change of control" transactions. As a result of the Columbia acquisition of Galen, the Company received $248 million in cash in full satisfaction of the Notes.
   The Company has plans under which options to purchase common stock have been granted to officers, certain directors and key employees. Options were granted at not less than market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part beginning one to three years after grant and ending 10 years after grant.
   In connection with the Spinoff and Columbia transactions, each Humana employee who held options in Humana prior to the Spinoff retained his options to purchase Company stock and also received a like number of first Galen and subsequently Columbia options for which the exercise price and number of shares were adjusted based upon the terms of the Spinoff and acquisition transactions. The percentages used to adjust the exercise price for the Spinoff, which were based on the relative market values of the underlying Company and Galen common stock for a specified period after the Spinoff, were 37.8% and 62.2%, respectively. In addition, each Galen and subsequently Columbia employee maintained options to purchase Company shares at the adjusted exercise price. The Columbia options held by Humana employees and the Company options held by Columbia employees expire on the earlier to occur of (a) two years from the date of the Spinoff or (b) the expiration of the exercise period of the original option.
   The following shares of common stock of the Company, including 7,000,000 shares representing increases in the number of authorized shares under the Company's stock option plan subject to stockholder approval, were reserved on a pro-forma basis at December 31, 1993:

- -------------------------------------------------------------------------------
                                                              Shares
- -------------------------------------------------------------------------------
Stock option plans                                          12,211,459
Thrift and retirement plans                                  5,059,589
Other                                                        2,063,859
- -------------------------------------------------------------------------------
                                                            19,334,907
- -------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
Humana Inc.

   The Company's option plan activity for the years ended December 31, 1993, August 31, 1992, and August 31, 1991, and the four months ended December 31, 1992, are summarized below. Included in the 1993 grant of 6,467,500 options are 3,837,000 options which were issued on a conditional basis, subject to stockholder approval.


- --------------------------------------------------------------------------------
                                   Shares              Option Price
                                   Under                 Per Share
                                   Option               (See Note 2)
- --------------------------------------------------------------------------------
Balance, August 31, 1990          4,563,303        $ 3.12   to     $12.12
  Granted                           896,475          9.64   to      11.90
  Exercised                      (2,067,397)         3.12   to       8.65
  Cancelled or lapsed               (33,557)         4.32   to      11.01
- --------------------------------------------------------------------------------
Balance, August 31, 1991          3,358,824          3.88   to      12.12
  Granted                           817,650          8.91   to      10.73
  Exercised                        (659,288)         3.88   to      11.01
  Cancelled or lapsed               (31,871)         4.32   to      11.01
- --------------------------------------------------------------------------------
Balance, August 31, 1992          3,485,315          4.32   to      12.12
  Exercised                        (135,195)         4.32   to       6.87
  Cancelled or lapsed                (6,300)               11.01
- --------------------------------------------------------------------------------
Balance, December 31, 1992        3,343,820          4.32   to      12.12
  Granted                         6,467,500          6.56   to      14.44
  Exercised                        (967,446)         4.32   to      11.01
  Cancelled or lapsed              (324,139)         6.56   to      12.12
- --------------------------------------------------------------------------------
Balance, December 31, 1993        8,519,735        $ 4.32   to     $14.44
- --------------------------------------------------------------------------------

   At December 31, 1993, options for 2,124,889 shares were exercisable.
Shares of common stock available for future grants were 3,691,724, which include 3,312,500 shares conditional upon stockholder approval to increase the authorized shares under the Company's stock option plans.
   As a result of current and pending state regulatory requirements, the Company must maintain various levels of equity in certain of its subsidiaries, which limits the Company's ability to pay dividends. At December 31, 1993, $148 million of equity was restricted under these regulations.

9. CONTINGENCIES

   During the ordinary course of business, the Company is subject to pending and threatened legal actions. In addition, for periods prior to the Spinoff, the Company assumed liability for specified claims and continues to share risks with Galen with respect to certain litigation and other contingencies, both identified and unknown, existing at the time of the Spinoff. Management of the Company does not believe that any of these actions will have a material adverse effect on its operations or financial position.
   The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. The loss of these contracts or significant changes in the Medicare risk program, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.

- --------------------------------------------------------------------------------
Humana Inc.

10.  ACQUISITIONS

   During the year ended December 31, 1992, the Company acquired three HMOs with approximately 80,000 members for $38 million. During the year ended August 31, 1991, the Company acquired three HMOs with approximately 339,000 members for $60 million.
   Each of the above acquisitions and certain other minor acquisitions were accounted for by the purchase method. The total cost in excess of net tangible assets acquired for all acquisitions totaled approximately $50 million and is being amortized over periods of expected benefit, which generally have been seven to 14 years.
   The results of operations associated with all the previously mentioned acquisitions have been included in the accompanying consolidated statement of operations since the date of the respective acquisitions.
   The Company acquired an HMO in Washington, D.C., with approximately 125,000 members for $55 million on February 28, 1994.

11.  TRANSACTIONS WITH GALEN

   The Company and Galen entered into various agreements in connection with the Spinoff. These agreements include a hospital services operating agreement, liability and tax sharing agreements and various administrative services agreements. Total medical costs incurred by the Company for hospital services provided by Galen amounted to $426 million, $444 million, $434 million and $368 million for the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, and $150 million for the four months ended December 31, 1992. At December 31, 1993 and 1992, medical costs payable to Galen totaled $50 million and $35 million, respectively.
   Interest income on amounts due from Galen was $8 million, $12 million, $13 million and $10 million for the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, and $4 million for the four months ended December 31, 1992.


REPORT OF INDEPENDENT ACCOUNTANTS
- --------------------------------------------------------------------------------
To the Board of Directors and Stockholders
Humana Inc.

   We have audited the accompanying consolidated balance sheet of Humana Inc. as of December 31, 1993 and 1992, and the related statements of operations, common stockholders' equity and cash flows for the years ended December 31, 1993, December 31, 1992, August 31, 1992, and August 31, 1991, and for the four month period ended December 31, 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humana Inc. as of December 31, 1993 and 1992, and the consolidated results of operations and cash flows for the years ended December 31, 1993, December 31, 1992, August 31,
1992, and August 31, 1991, and for the four month period ended December 31, 1992, in conformity with generally accepted accounting principles.

   As discussed in Note 2 to the consolidated financial statements, Humana Inc. adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," effective September 1, 1991, and the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective December 31, 1993.



COOPERS & LYBRAND
Louisville, Kentucky
January 31, 1994

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
- --------------------------------------------------------------------------------
Humana Inc.


     In conjunction with the Spinoff, the Company changed its fiscal year end from August 31 to December 31. This action was taken because, among other reasons, the Company and its subsidiaries are subject to regulations that require the periodic reporting of financial information on a calendar year basis and because many of the contracts between the Company and its customers are on a calendar year basis. The quarterly information represented below is on the same basis as the Company's Form 10-Qs filed with the Securities and Exchange Commission.

     A summary of the Company's quarterly results of operations follows:


1993 (Calendar Year Basis)
- -----------------------------------------------------------------------------------------------------------------
                                                    Four Month
                                                   Transitional                          1993
Dollars in millions except per share results       Period Ended                         Quarter
- -----------------------------------------------------------------------------------------------------------------
                                                 December 31, 1992        First    Second     Third  Fourth
- -----------------------------------------------------------------------------------------------------------------
Revenues                                                $990               $798      $795      $796    $806
Income before income taxes                                15                 29        30        38      46
Net income                                                 9                 18        19        23      29
Earnings per common share                               $.06               $.11      $.12      $.15    $.18


1992 (Fiscal Year Basis) (a) (b)
- -----------------------------------------------------------------------------------------------------------------
                                                                                          1992
Dollars in millions except per share results                                             Quarter
- -----------------------------------------------------------------------------------------------------------------
                                                                          First    Second      Third   Fourth
- -----------------------------------------------------------------------------------------------------------------
Revenues                                                                   $658      $693      $ 724    $ 736
Income (loss) before income taxes                                             3         9         (5)    (171)(c)
Net income (loss)                                                             2         5         (3)    (118)(c)
Earnings (loss) per common share                                           $.01      $.04      $(.02)   $(.75)(c)

(a)   For the fiscal year ended August 31, 1992.

(b) Certain allocations and estimates have been made to present the quarterly results of the Company. These allocations and estimates include certain corporate expenses not allocated to the Company in prior years. These corporate expenses include shared administrative costs such as management information systems, financing, recruiting, personnel development, accounting, legal advice, public relations, marketing, insurance, purchasing, and risk and quality management as well as net interest expense.

(c) Includes $171 million ($118 million or $.75 per share, net of tax) of restructuring and unusual charges.

DIRECTORS
- ----------------------------------------------------------------------------------------------------------------------------------
K. FRANK AUSTEN, M.D.                            MICHAEL E. GELLERT                            JOHN R. HALL
Chairperson of the Department of                 General Partner, Windcrest Partners,          Chairman of the Board
Rheumatology and Immunology,                     private investment partnership                and Chief Executive Officer,
Brigham and Women's Hospital,                                                                  Ashland Oil, Inc.
and Professor of Medicine,
Harvard Medical School

DAVID A. JONES                                   DAVID A. JONES, JR.                           IRWIN LERNER
Chairman of the Board and Chief                  Principal, Chrysalis Ventures, Inc.,          Retired Chairman of the Board
Executive Officer, Humana Inc.                   venture capital firm                          and Executive Committee,
                                                                                               Hoffmann-La Roche Inc.

W. ANN REYNOLDS, PH.D.                           WAYNE T. SMITH
Chancellor, City University of                   President and Chief Operating Officer,
New York                                         Humana Inc.


EXECUTIVE COMMITTEE
- ----------------------------------------------------------------------------------------------------------------------------------
DAVID A. JONES                                   MICHAEL E. GELLERT                            WAYNE T. SMITH
Chairman


AUDIT COMMITTEE
- ----------------------------------------------------------------------------------------------------------------------------------
MICHAEL E. GELLERT                               K. FRANK AUSTEN, M.D.                         JOHN R. HALL
Chairman

IRWIN LERNER


COMPENSATION COMMITTEE
- ----------------------------------------------------------------------------------------------------------------------------------
K. FRANK AUSTEN, M.D.                            MICHAEL E. GELLERT                            IRWIN LERNER
Chairman

W. ANN REYNOLDS, PH.D.


INVESTMENT COMMITTEE
- ----------------------------------------------------------------------------------------------------------------------------------
W. ANN REYNOLDS, PH.D.                           MICHAEL E. GELLERT                            JOHN R. HALL
Chairwoman

DAVID A. JONES, JR.


NOMINATING COMMITTEE
- ----------------------------------------------------------------------------------------------------------------------------------
JOHN R. HALL                                     K. FRANK AUSTEN, M.D.                         DAVID A. JONES, JR.
Chairman

W. ANN REYNOLDS, PH.D.


EXECUTIVE MANAGEMENT
- -----------------------------------------------------------------------------------------------------------
DAVID A. JONES                                                      WAYNE T. SMITH
Chairman of the Board                                               President and
and Chief Executive Officer                                         Chief Operating Officer
- -----------------------------------------------------------------------------------------------------------
W. LARRY CASH                                                       KAREN A. COUGHLIN
Senior Vice President - Finance and Operations                      Senior Vice President - Region II

W. ROGER DRURY                                                      PHILIP B. GARMON
Chief Financial Officer                                             Senior Vice President - Region I

RONALD S. LANKFORD, M.D.
Senior Vice President - Medical Affairs


OFFICERS
- -----------------------------------------------------------------------------------------------------------
JOSE G. ABREU                                                       GEORGE G. BAUERNFEIND
Vice President - Medicare Sales                                     Vice President - Taxes

GEORGE E. BENNETT                                                   GLENN D. BOSSMEYER
Vice President - Sales                                              Vice President, Associate General Counsel
                                                                    and Assistant Secretary

DOUGLAS R. CARLISLE                                                 JAMES W. DOUCETTE
Vice President                                                      Vice President - Investments and Treasurer

ROBERT A. HORRAR                                                    GAIL H. KNOPF
Vice President - Human Resources                                    Vice President - Information Systems

JERRY L. MCCLELLAN                                                  MARY M. MCKINNEY
Vice President - Financial Services                                 Vice President - Internal Audit

JAMES E. MURRAY                                                     WALTER E. NEELY
Vice President and Controller                                       Vice President, General Counsel and Secretary

WILLIAM P. SCHREIBER                                                THOMAS D. STROUD
Vice President - Information Systems                                Vice President - Sales and Marketing

DAVID W. WILLE
Vice President and Chief Actuary

ADDITIONAL INFORMATION
- --------------------------------------------------------------------------------

TRANSFER AGENTS                           CORPORATE HEADQUARTERS
For change of address information:        Humana Inc.
                                          The Humana Building
Bank of Louisville                        500 West Main Street
Security Transfer Department              P.O. Box 1438
P.O. Box 1497                             Louisville, Kentucky 40201-1438
Louisville, Kentucky 40201                502/580-1000
800/925-0810

Chemical Bank
New York, New York

FORM 10-K                                 ANNUAL MEETING
Copies of Form 10-K filed with the        The Company's Annual Meeting of
Securities and Exchange Commission        Stockholders will be held on Thursday,
may be obtained, without charge,          May 26,1994, in the Auditorium on the
by writing:                               25th floor of the Humana Building at
                                          10:00 a.m.

Investor Relations
Humana Inc.
P.O. Box 1438
Louisville, KY 40201-1438


STOCK LISTING
The Company's common stock trades on
the New York Stock Exchange under the
symbol HUM.  The following table shows
the range of high and low sales prices
as reported on the New York Stock
Exchange Composite Tape beginning
March 1, 1993, the date of the Spinoff
of Galen from the Company.

1993                   High       Low
- ---------------------------------------
First Quarter         8 1/4      6 1/8
Second Quarter        12         6 5/8
Third Quarter         13 3/4     10 5/8
Fourth Quarter        18 5/8     12 5/8