Form 10-K405, Exhibit 13
HUMANA INC
filed 1995-03-30
CIK 49071

                                                                      Exhibit 13
FINANCIAL SECTION
--------------------------------------------------------------------------------
Humana Inc.


Selected Financial Data                                           18

Management's Discussion and Analysis of Financial                 19
  Condition and Results of Operations

Consolidated Balance Sheet                                        23

Consolidated Statement of Operations                              24

Consolidated Statement of Common                                  25
  Stockholders' Equity

Consolidated Statement of Cash Flows                              26

Notes to Consolidated Financial Statements                        27

Report of Independent Accountants                                 33

Quarterly Financial Information (Unaudited)                       33

Directors                                                         34

Executive Management and Officers                                 35

Additional Information                                            36

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
Humana Inc.




Dollars in millions except per share results
---------------------------------------------------------------------------------------------------------------------------------
                                                            December 31,                                  August 31,
                                                -----------------------------------          ------------------------------------
For the years ended                              1994            1993            1992             1992        1991          1990
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
---------------------------------------------------------------------------------------------------------------------------------
Revenues:
Premiums:
       Commercial                              $2,056          $1,709          $1,642           $1,576      $1,239        $  776
       Medicare risk                            1,406           1,296           1,112            1,073         898           653
       Medicare supplement                        114             132             127              122          94            65
---------------------------------------------------------------------------------------------------------------------------------
       Total premiums                           3,576           3,137           2,881            2,771       2,231         1,494
    Interest                                       62              48              36               37          36            31
    Other income                                   16              10               4                3           2
--------------------------------------------------------------------------------------------------------------------------------
       Total revenues                           3,654           3,195           2,921            2,811       2,269         1,525
Income (loss) before income taxes                 257(a)          143            (154)(b)         (164)(b)      14            (9)
Net income (loss)                                 176(a)           89            (107)(b)         (114)(b)       9            (4)
Earnings (loss) per common share                 1.10(a)          .56            (.68)(b)         (.72)(b)     .06          (.03)
Net cash provided by
    (used in) operations                          298             185             124             (57)          66           165

FINANCIAL POSITION
---------------------------------------------------------------------------------------------------------------------------------
Cash, cash equivalents and
    marketable securities                      $1,203          $1,134         $   614          $   431     $   486        $  411
Total assets                                    1,957           1,731           1,189            1,011       1,005           704
Medical costs payable                             527             448             400              381         317           282
Stockholders' equity                            1,058             889             376              367         407           216

OPERATING DATA
---------------------------------------------------------------------------------------------------------------------------------
Medical loss ratio                               81.6%           83.8%           86.3%            86.0%       84.4%         86.1%
Administrative cost ratio                        13.6%           13.2%           14.1%            14.7%       16.1%         16.9%
Membership:
    Commercial                              1,528,300       1,214,000       1,219,800        1,237,500   1,208,100       819,600
    Medicare risk                             287,400         270,800         266,300          262,300     249,900       193,400
    Medicare supplement                       131,700         153,600         198,900          203,900     203,100       159,100
---------------------------------------------------------------------------------------------------------------------------------
                                            1,947,400       1,638,400       1,685,000        1,703,700   1,661,100     1,172,100
    Administrative services                    93,500          63,700          30,600           30,400      29,900        10,300
---------------------------------------------------------------------------------------------------------------------------------
       Total membership                     2,040,900       1,702,100       1,715,600        1,734,100   1,691,000     1,182,400
---------------------------------------------------------------------------------------------------------------------------------


(a) Includes $11 million before income tax ($17 million or $.10 per share, net of tax) related to the favorable settlement of income tax disputes with the Internal Revenue Service partially offset by the write-down of a nonoperational asset.

(b) Includes $171 million before income tax ($118 million or $.75 per share, net of tax) of restructuring and unusual charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
Humana Inc.

The selected financial data of Humana Inc. ("Humana" or the "Company") in this Annual Report sets forth certain information with respect to the Company's financial position, results of operations and cash flows and should be read in conjunction with the following discussion and analysis.

INTRODUCTION

On March 1, 1993, Humana separated into two independent publicly-held companies (the "Spinoff"), one to operate the managed care health plan business and the other to operate the acute-care hospital business (Galen Health Care, Inc. ("Galen")). Humana retained and continues to operate the managed care health plan business. The financial information contained herein for periods prior to the Spinoff represents the financial information of what had historically been the managed care health plan business of Humana and does not correspond with or represent the historical consolidated financial information of Humana.

In conjunction with the Spinoff, the Company changed its fiscal year end from August 31 to December 31. For purposes of comparability, the Company restated 1992 results on a calendar year basis and therefore, the following discussion of "Results of Operations" compares the years ended December 31, 1994 and 1993, and the year ended December 31, 1993, to the twelve months ended December 31, 1992 (the "year ended December 31, 1992").

The Company offers managed care products which integrate financing and management with the delivery of managed care services through a network of providers who share financial risk or who have incentives to deliver quality, cost-effective medical services. These products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs").

Humana's HMO and PPO products are primarily marketed to employer and other groups ("Commercial") as well as Medicaid and Medicare-eligible individuals. The products marketed to Medicare-eligible individuals are either HMO products that provide managed care services which include all Medicare benefits and, in certain circumstances, additional managed care services that are not included in Medicare benefits ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement").

COMPARISON OF RESULTS OF OPERATIONS

Years Ended December 31, 1994 and 1993

The Company's premium revenues increased 14 percent to $3.6 billion for the year ended December 31, 1994, compared to $3.1 billion for the year ended December 31, 1993. The increase in premium revenues is attributable to same-store Commercial and Medicare risk membership gains, average premium rate increases of 3 percent for the Commercial product and 4 percent for the Medicare risk product and the February 1994 acquisition of Group Health Association ("GHA"). GHA premium revenues during the year ended December 31, 1994, totaled approximately $164 million. Given the competitive environment, the Company expects that 1995 Commercial premium rates will remain the same as in 1994. The 1995 Medicare risk premium rate increase is expected to approximate 6 percent.

On a same-store basis, Commercial membership increased 120,000 (10 percent) for the year ended December 31, 1994, while Medicare risk membership increased 16,600 (6 percent). The same-store increase in Commercial membership is the result of increased penetration in areas contiguous to the Company's existing markets, expanded hospital and physician delivery networks, and the Company's ability to price its products more competitively as a result of medical cost reductions. Sales in contiguous markets, network expansion and competitive pricing are expected to continue, and as a result, management estimates that same-store Commercial growth will exceed 10 percent during 1995. The January 1995 same-store Commercial membership gain was approximately 96,200 (7 percent) compared to 37,100 (3 percent) in January 1994. Medicare supplement membership declined by 21,900 members during the year ended December 31, 1994, as anticipated, continuing the decline first experienced in 1993. Membership data follows:

--------------------------------------------------------------------------------------------------------
Amounts in thousands                                                       1994                     1993
--------------------------------------------------------------------------------------------------------
Beginning membership                                                    1,638.4                  1,685.0
    Same-store sales                                                      376.7                    267.9
    Acquisitions (divestitures)                                           194.3                     (6.4)
    Same-store cancellations                                             (262.0)                  (308.1)
--------------------------------------------------------------------------------------------------------
Ending membership                                                       1,947.4                  1,638.4
--------------------------------------------------------------------------------------------------------
Average membership                                                      1,802.4                  1,637.9
--------------------------------------------------------------------------------------------------------

In addition to the membership above, the Company also provides administrative services only ("ASO") products. ASO membership at December 31, 1994 and 1993, was 93,500 and 63,700, respectively. Net ASO membership for January 1995 increased 136,200 members compared to a minor decrease for the same period last year.

The medical loss ratio for the year ended December 31, 1994, was 81.6 percent compared to 83.8 percent for the year ended December 31, 1993. This improvement was primarily due to decreased hospital utilization in both the Commercial and Medicare risk products. Patient days per thousand members for the year ended December 31, 1994, decreased 4 percent from the same period a year ago to 267 days per thousand for the Commercial product and 7 percent to 1,412 days for the Medicare risk product. Because the Company does not expect its 1995 Commercial product premium rate to increase, additional improvements in hospital and other medical services costs are necessary to achieve further reductions in the medical loss ratio.

The administrative cost ratio (which excludes costs associated with restructuring and unusual charges) was 13.6 percent and 13.2 percent for the years ended December 31, 1994 and 1993, respectively. This increase is the result of increased marketing efforts, costs associated with the integration of acquired plans and the expansion of market service areas. Although the Company expects these types of costs to continue, the administrative cost ratio is expected to decline during the latter part of 1995 as a result of membership growth.

In August 1992, the Company recorded restructuring and unusual charges amounting to $171 million in connection with the Spinoff. At December 31, 1994, liabilities totaling $52 million, primarily related to disputed contract obligations, remain. Final resolution of these contract disputes is expected in two to three years. The recurring effect of the August 1992 charges did not materially impact results of operations for the year ended December 31, 1994. Management regularly evaluates the continued reasonableness of the restructuring and unusual charges and to the extent adjustments are necessary, earnings are charged or credited in the current period.

Interest income totaled $62 million for the year ended December 31, 1994, compared to $48 million for the year ended December 31, 1993. The increase in interest income is primarily attributable to increased levels of cash, cash equivalents and marketable securities. Tax equivalent yield on invested assets approximated 6 percent for the years ended December 31, 1994 and 1993. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life was 2.3 and 2.0 years at December 31, 1994 and 1993, respectively.

The Company's income before income taxes totaled $257 million for the year ended December 31, 1994, compared to $143 million for the year ended December 31, 1993. Income before income taxes for 1994 included $29 million related to the favorable settlement of tax disputes with the Internal Revenue Service (the "IRS") partially offset by an $18 million charge related to the write-down of a nonoperational asset. Net income increased to $176 million or $1.10 per share from $89 million or $.56 per share for the years ended December 31, 1994 and 1993, respectively. Net income for the year ended December 31, 1994, included $17 million or $.10 per share related to the unusual items discussed above. As a result of the tax settlement and asset write-down, the Company's interest, depreciation and income tax expenses decreased. The recurring effect of these expense reductions during the year ended December 31, 1994, was $7 million or $.04 per share. The 1995 effect of these expense reductions is estimated to be $.05 per share.

Years Ended December 31, 1993 and 1992

The following discussion comparing the year ended December 31, 1993, to the year ended December 31, 1992, excludes the impact of the $171 million in restructuring and unusual charges recorded in August 1992. With respect to these charges, $77 million related to the write-down of assets and $42 million was used to pay restructuring and unusual costs. The remaining $52 million represented liabilities related to disputed contract obligations, product discontinuances and market closures. The asset write-downs discussed above had the effect of reducing depreciation and amortization expense by $5 million for the year ended December 31, 1993.

The Company's premium revenues increased 9 percent to $3.1 billion for the year ended December 31, 1993, compared to $2.9 billion for the year ended December 31, 1992, due to average Commercial product premium rate increases of 7 percent and Medicare risk product premium rate increases of 14 percent. The impact of the 1993 premium rate increases on premium revenues was partially offset by the membership reductions discussed below.

Membership data follows:


------------------------------------------------------------------------------------------------------
Amounts in thousands                                                       1993                   1992
------------------------------------------------------------------------------------------------------
Beginning membership                                                    1,685.0                1,673.7
    Same-store sales                                                      267.9                  280.8
    Acquisitions (divestitures)                                            (6.4)                  79.9
    Same-store cancellations                                             (308.1)                (349.4)
------------------------------------------------------------------------------------------------------
Ending membership                                                       1,638.4                1,685.0
------------------------------------------------------------------------------------------------------
Average membership                                                      1,637.9                1,699.4
------------------------------------------------------------------------------------------------------


Membership declined 3 percent during the year ended December 31, 1993, primarily due to a decline in Medicare supplement product membership. This decline was the result of management's decision to increase Medicare supplement product premium rates effective January 1, 1993, to more closely approximate competitive levels. Commercial product membership increased during the third and fourth quarters of 1993 as medical cost improvements allowed the Company to be more competitive in its pricing. The increase in Commercial product membership in the last six months of 1993 offset the decline in Commercial product enrollment during the first six months of 1993. The decline resulted primarily from the Company's pricing policy which attempted to maintain operating margins during a period when the Company's cost structure was high. Medicare risk membership levels remained relatively constant during 1993.

The medical loss ratio for the year ended December 31, 1993, was 83.8 percent compared to 86.3 percent for the year ended December 31, 1992. Principal factors contributing to the improvement in the medical loss ratio included Medicare product premium rate increases, improved hospital utilization and favorable other medical services costs experience in the Commercial and Medicare risk products.

The administrative cost ratio was 13.2 percent and 14.1 percent for the years ended December 31, 1993 and 1992, respectively. The improvement in the administrative cost ratio was attributable to the impact of 1992 work force reductions and an emphasis by management in controlling administrative costs.

Interest income totaled $48 million for the year ended December 31, 1993, compared to $36 million for the year ended December 31, 1992. The increase in interest income was attributable to interest being earned on notes receivable and cash payments received in connection with the Spinoff. Tax equivalent yield on invested assets approximated 6 percent and 8 percent for the years ended December 31, 1993 and 1992, respectively.

The Company's income before income taxes totaled $143 million for the year ended December 31, 1993, compared to $17 million (excluding the impact of the previously mentioned restructuring and unusual charges) for the year ended December 31, 1992.

LIQUIDITY

Cash provided by the Company's operations totaled $298 million and $185 million for the years ended December 31, 1994 and 1993, respectively. The timing of the receipt of Medicare risk premiums reduced cash provided by operations by $110 million for the year ended December 31, 1994, and increased cash provided by operations by $8 million for the year ended December 31, 1993. Excluding the effect of the timing of the receipt of Medicare risk premiums, cash provided by operations was $408 million and $177 million for the years ended December 31, 1994 and 1993, respectively. The increase in operating cash flows was primarily attributable to increased net income, the $71 million favorable settlement of tax disputes with the IRS, and the timing of payments for medical costs and other expenses.

Cash provided by operations for the year ended December 31, 1993, totaled $185 million compared to $124 million for the year ended December 31, 1992. The improvement in 1993 operating cash flows was the result of increased net income, improved premiums receivable collections and the timing of payments for medical costs and other expenses. In addition, operating cash flows for the year ended December 31, 1992, were reduced due to the prepayment to the IRS of taxes and interest related to the current deductibility of medical costs payable.

The Company's subsidiaries operate in states which require certain levels of equity and regulate the payment of dividends to the parent company. As a result, the Company's ability to use operating subsidiaries' cash flows is restricted to the extent that the subsidiaries' ability to pay dividends to its parent company requires regulatory approval. At December 31, 1994, the Company had approximately $220 million of unrestricted cash, cash equivalents and marketable securities compared to approximately $250 million at December 31, 1993.

Management believes that existing working capital, including the aforementioned unrestricted funds, future operating cash flows and the availability of a $350 million line of credit, which was consummated in October 1994, are sufficient to meet liquidity needs, allow the Company to pursue acquisition and expansion opportunities and fund capital requirements.

CAPITAL RESOURCES

The Company's ongoing capital expenditures relate primarily to medical care facilities used by either employed or affiliated physicians as well as administrative facilities and related computer information systems necessary for activities such as claims processing, billing and collections, medical utilization review, and customer service. Total capital expenditures amounted to $39 million, $28 million and $34 million for the years ended December 31, 1994, 1993 and 1992, respectively.

Excluding acquisitions, planned capital spending in 1995 will approximate $45 million to $50 million most of which will relate to the expansion and improvement of medical care facilities, administrative facilities and related computer information systems.

During February 1994, the Company acquired GHA, a health plan in Washington, D.C., with approximately 116,700 members for $55 million. During December 1994, the Company acquired CareNetwork, Inc., a health plan in Milwaukee, Wisconsin with approximately 84,400 members for $126 million. During the year ended December 31, 1992, the Company acquired three health plans for $38 million with approximately 80,000 members. The Company may make acquisitions from time to time and is currently reviewing various acquisition opportunities.

EFFECTS OF INFLATION AND CHANGING PRICES

The Company's operations are regulated by various state and federal government agencies. Actuarially determined premium rate increases for Commercial and Medicare supplement products are generally approved by the respective state insurance commissions, while increases in premiums for Medicare risk products are determined by the Health Care Financing Administration ("HCFA"). Medicare risk premiums approximated 39 percent, 41 percent and 39 percent of the Company's premium revenues for the years ended December 31, 1994, 1993 and 1992, respectively. The Company's 1995 average rate of increase under the Medicare risk contracts is approximately 6 percent. Although annual increases have varied significantly, increases have averaged 5.7 percent over the last five years, including the January 1995 increase. The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. The loss of these contracts or significant changes in the Medicare program as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.

Effective March 1, 1995, the Company entered its third year of a three-year operating agreement with Galen whereby the Company uses the services of Galen's hospitals guaranteeing certain minimum utilization levels. Rate increases charged for such services are defined under the terms of the agreement. Commercial product rate increases for hospital services are limited to the lesser of the increase in the hospital Consumer Price Index or the Company's Commercial product premium rate increases, less one percent. Medicare risk product rate increases for hospital services approximate the percentage adjustment in HCFA's market specific hospital payment rate to the Company. Management believes that the contract rates under the operating agreement are competitive. During the years ended December 31, 1994, 1993 and 1992, 13 percent, 16 percent and 18 percent, respectively, of the Company's total medical costs were incurred in Galen's hospitals.

OTHER INFORMATION

Resolution of various loss contingencies, including litigation pending against the Company in the ordinary course of business, is not expected to have a material adverse effect on its results of operations, financial position or cash flows.

During 1994, HCFA began an investigation of the Company's South Florida health plan (the "Plan"). HCFA's findings, which focused primarily on the collection and use of data, indicated the Plan was not fully meeting HCFA requirements in the areas of utilization management, quality assurance and availability/accessibility. In addition, the Plan was denied accreditation by the National Committee for Quality Assurance ("NCQA"). The Company has implemented various corrective action procedures developed jointly with regulatory agencies to resolve the issues identified and expects no material effects on its results of operations, financial position or cash flows as a result of the HCFA investigation or NCQA accreditation denial.


CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions except per share amounts
------------------------------------------------------------------------------------------------------------------------------
December 31,                                                                                       1994                   1993
------------------------------------------------------------------------------------------------------------------------------

ASSETS

Current assets:
   Cash and cash equivalents                                                                    $   272                 $  372
   Marketable securities                                                                            609                    427
   Premiums receivable, less allowance for doubtful
      accounts of $20 in 1994 and $17 in 1993                                                        74                     37
   Deferred income taxes                                                                             45                    129
   Other                                                                                             38                     37
------------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                        1,038                  1,002
------------------------------------------------------------------------------------------------------------------------------
Property and equipment, net                                                                         317                    300
Other assets:
   Long-term marketable securities                                                                  322                    335
   Cost in excess of net assets acquired                                                            155                      1
   Deferred income taxes                                                                             56                     16
   Other                                                                                             69                     77
------------------------------------------------------------------------------------------------------------------------------
      Total other assets                                                                            602                    429
------------------------------------------------------------------------------------------------------------------------------
   TOTAL ASSETS                                                                                  $1,957                 $1,731
------------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

Current liabilities:
   Medical costs payable                                                                         $  527                 $  448
   Trade accounts payable and accrued expenses                                                      233                    154
   Unearned premium revenues                                                                                               110
   Income taxes payable                                                                              56                     59
------------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                     816                    771
Long-term obligations                                                                                83                     71
------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                             899                    842
------------------------------------------------------------------------------------------------------------------------------
Contingencies
Common stockholders' equity:
   Common stock, $.16 2/3 par; authorized 300,000,000
       shares; issued and outstanding 161,330,064 shares - 1994
       and 160,343,788 shares - 1993                                                                 27                     27
   Capital in excess of par value                                                                   803                    785
   Retained earnings                                                                                249                     73
   Net unrealized investment gains (losses)                                                         (21)                     4
------------------------------------------------------------------------------------------------------------------------------
      Total common stockholders' equity                                                           1,058                    889
------------------------------------------------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND COMMON STOCKHOLDERS' EQUITY                                             $1,957                 $1,731
------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

                                       23

CONSOLIDATED STATEMENT OF OPERATIONS
--------------------------------------------------------------------------------
Humana Inc.


Dollars in millions except per share results
----------------------------------------------------------------------------------------------------------------------------
                                                                                    Years Ended December 31,
----------------------------------------------------------------------------------------------------------------------------
                                                                  1994                        1993                      1992
----------------------------------------------------------------------------------------------------------------------------
Revenues:
    Premiums                                                    $3,576                      $3,137                    $2,881
    Interest                                                        62                          48                        36
    Other income                                                    16                          10                         4
----------------------------------------------------------------------------------------------------------------------------
       Total revenues                                            3,654                       3,195                     2,921
----------------------------------------------------------------------------------------------------------------------------
Operating expenses:
    Medical costs                                                2,918                       2,630                     2,485
    Selling, general and administrative                            436                         368                       355
    Depreciation and amortization                                   50                          47                        52
    Restructuring and unusual charges                               18 (a)                                               171
----------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                  3,422                       3,045                     3,063
----------------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                                      232                         150                      (142)
Interest expense (recovery)                                        (25)(a)                       7                        12
----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes                                  257 (a)                     143                      (154)
Provision (benefit) for income taxes                                81 (a)                      54                       (47)
----------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                               $  176 (a)                 $    89                   $  (107)
----------------------------------------------------------------------------------------------------------------------------
Earnings (loss) per common share                                $ 1.10 (a)                 $   .56                   $  (.68)
----------------------------------------------------------------------------------------------------------------------------


----------------------------

(a) Net income includes the favorable settlement of tax disputes with the Internal Revenue Service partially offset by the write-down of a nonoperational asset.




The accompanying notes are an integral part of the consolidated financial statements.

                                       24

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Humana Inc.

In millions
-----------------------------------------------------------------------------------------------------------------------------
                                         Common Stock         Capital In                  Net Unrealized
                                      ------------------       Excess of     Retained       Investment     Equity       TOTAL
                                      Shares      Amount       Par Value     Earnings     Gains (Losses)   Funding     EQUITY
-----------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                                                                                  $ 411        $ 411

     Net loss                                                                                              (107)        (107)

     Equity funding                                                                                          72           72
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1992                                                                                  376          376

     Net income                                                                $ 73                          16           89

     Capital contributions                                         $408                                                  408

     Spinoff capitalization             159        $ 26             366                                    (392)

     Other                                1           1              11                         $  4                      16
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1993              160          27             785          73                4                     889

     Net income                                                                 176                                      176

     Other                                1                          18                          (25)                     (7)
----------------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994              161        $ 27            $803        $249             $(21)                 $1,058
----------------------------------------------------------------------------------------------------------------------------
















The accompanying notes are an integral part of the consolidated financial statements.

                                       25


CONSOLIDATED STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions
---------------------------------------------------------------------------------------------------------------------------------
                                                                                            Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------------
                                                                                    1994             1993               1992
---------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

   Net income (loss)                                                              $  176             $ 89              $(107)
   Adjustments to reconcile net income (loss)
   to net cash provided by operating activities:
     Restructuring and unusual charges                                                18                                 171
     Depreciation and amortization                                                    50               47                 52
     Deferred income taxes                                                            58              (13)              (126)
     Changes in operating assets and liabilities:
       Premiums receivable                                                            (8)              16                  1
       Other current assets                                                            8              (16)                 1
       Medical costs payable                                                          36               58                 41
       Other current liabilities                                                      67              (18)                75
       Unearned premium revenues                                                    (110)               8                 14
     Other                                                                             3               14                  2
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                     298              185                124
-------------------------------------------------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

   Acquisition of health plan assets                                                (162)              (5)               (43)
   Purchase of property and equipment                                                (39)             (28)               (34)
   Disposition of property and equipment                                              13                8                  7
   Purchases of marketable securities                                               (523)          (1,667)              (238)
   Maturities and sales of marketable securities                                     337            1,299                217
   Other                                                                             (28)             (23)
--------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                        (402)            (416)               (91)
--------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:

   Capital contributions                                                                              383                 72
   Other                                                                               4              (13)                (9)
--------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                       4              370                 63
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                    (100)             139                 96
Cash and cash equivalents at beginning of period                                     372              233                137
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                        $  272             $372               $233
--------------------------------------------------------------------------------------------------------------------------------

Interest payments (refunds), net                                                  $  (20)           $   1              $  25
Income tax payments, net                                                              21               58                 58





The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Humana Inc.

1. REPORTING ENTITY

Basis of Presentation

On March 1, 1993, Humana Inc. ("Humana" or the "Company") separated its managed care health plan and acute-care hospital businesses into two independent publicly-held companies (the "Spinoff"). The Spinoff was effected through the distribution to Humana stockholders of record as of the close of business on March 1, 1993, of all the outstanding shares of common stock of a new hospital company, Galen Health Care, Inc. ("Galen") (now a subsidiary of Columbia/HCA Healthcare Corporation ("Columbia")). Humana retained and continues to operate the managed care health plan business.

The Company and Galen entered into various agreements in connection with the Spinoff. These agreements include a hospital services operating agreement, liability and tax sharing agreements, and various administrative services agreements. Total medical costs incurred by the Company for hospital services provided by Galen amounted to $375 million, $426 million and $444 million, for the years ended December 31, 1994, 1993 and 1992, respectively.

The consolidated financial statements contained herein are the separate financial statements of what historically had been the managed care health plan business of Humana and do not correspond with or represent the consolidated financial statements of Humana prior to the Spinoff. For the year ended December 31, 1992, certain Spinoff-related allocations and estimates were made by management in the accompanying consolidated financial statements to present the results of operations of the Company as a separate entity. In conjunction with the Spinoff, the Company changed its fiscal year end from August 31 to December 31.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include all subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds, commercial paper, and certain U.S. Government securities with an original maturity of three months or less.

Marketable Securities

The Company adopted Statement of Financial Accounting Standards No. 115 ("SFAS No.115"), "Accounting for Certain Investments in Debt and Equity Securities," effective December 31, 1993.

At December 31, 1994 and 1993, marketable equity and debt securities have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Marketable equity and debt securities being held for the Company's future acquisition, capital spending and professional liability requirements are classified as long-term assets. Other marketable securities available for current operations are classified as current assets. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of common stockholders' equity until realized.

Premium Revenue Recognition

Premium revenues are reported as revenues in the period in which members are entitled to receive managed care services. Premiums received prior to such period are recorded as unearned premium revenues.

Property and Equipment

Property and equipment is carried at cost and is comprised of the following at December 31, 1994 and 1993:


---------------------------------------------------------------------------------------------------------
Dollars in millions                                                               1994               1993
---------------------------------------------------------------------------------------------------------
Land                                                                             $  29              $  25
Buildings                                                                          231                224
Equipment                                                                          278                248
---------------------------------------------------------------------------------------------------------
                                                                                   538                497
Accumulated depreciation                                                          (221)              (197)
---------------------------------------------------------------------------------------------------------
                                                                                 $ 317              $ 300
---------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Humana Inc.

Depreciation is computed using the straight-line method over estimated useful lives generally ranging from 3 to 25 years. Depreciation expense was $39 million, $35 million and $34 million, for the years ended December 31, 1994, 1993 and 1992, respectively.

Cost in Excess of Net Assets Acquired

Cost in excess of net assets acquired represents the unamortized excess of cost over the fair value of tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over periods not exceeding 40 years. The carrying value of all intangible assets is periodically reviewed by management and impairments are recognized when the expected undiscounted future operating cash flows derived from operations associated with such intangible assets are less than their carrying value. Accumulated amortization totaled $2 million and $1 million, at December 31, 1994 and 1993, respectively.

Medical Costs

Medical costs include claim payments and estimates of future payments to be made for hospital and other medical claims incurred prior to the balance sheet date. Substantially all claims are paid within 90 days from the date service is provided. Estimates for future payments relating to services incurred in current and prior periods are continually reviewed by management, and to the extent necessary, adjustments are reflected in current operations. Such adjustments were not significant for the years ended December 31, 1994, 1993 or 1992. In addition to medical claims, the Company pays physician salaries and capitation costs as well as various additional operating costs. Capitation costs represent monthly prepaid fees paid to participating primary care physicians and other medical specialists for the provision of medical care to the Company's members.

Common Stockholders' Equity

The Company's equity, prior to the Spinoff, was the result of managed care health plan business net income or loss, as well as funding from Galen. Therefore, pre-Spinoff equity is referred to as "Equity Funding" in the accompanying consolidated statement of common stockholders' equity.

Earnings per Common Share

Earnings per common share are based upon the weighted average number of common shares outstanding. Shares used in computing earnings per common share were 160,910,641, 159,283,680 and 158,619,551, for the years ended December 31, 1994,
1993 and 1992, respectively.

3. RESTRUCTURING AND UNUSUAL CHARGES

In June 1994, the Company recorded an $18 million charge before income tax ($11 million or $.07 per share net of tax) to reduce the net book value of a nonoperational asset to its estimated fair value.

In August 1992, the Company recorded restructuring and unusual charges amounting to $171 million primarily in connection with the Spinoff. Included in these restructuring and unusual charges were write-downs of $77 million related to the impairment of operational and administrative assets, and $94 million related to disputed contract obligations, anticipated market closures and costs directly associated with the Spinoff. At December 31, 1994, liabilities totaling $52 million, primarily related to disputed contract obligations, remain. Final resolution of these disputed contract obligations is expected in two to three years. Management regularly evaluates the continued reasonableness of these charges, and to the extent adjustments are necessary, current earnings are charged or credited.

--------------------------------------------------------------------------------
Humana Inc.


4. INVESTMENTS

Marketable securities classified as current assets at December 31, 1994 and 1993, include the following:

-------------------------------------------------------------------------------------------------------------------
                                                     1994                                        1993
                                  -----------------------------------------   -------------------------------------
                                                Gross       Gross                          Gross      Gross
                                  Amortized  Unrealized  Unrealized   Fair    Amortized Unrealized Unrealized Fair
Dollars in millions                 Cost        Gains      Losses     Value     Cost       Gains     Losses   Value
-------------------------------------------------------------------------------------------------------------------
U.S. Government securities         $  35                  $ (2)     $  33     $  20        $ 1                $  21
Tax exempt municipal bonds           472         $ 2       (17)       457       391          4     $ (1)        394
Marketable equity securities          52                    (5)        47
Other                                 76                    (4)        72        12                              12
-------------------------------------------------------------------------------------------------------------------
                                   $ 635         $ 2      $(28)     $ 609     $ 423        $ 5     $ (1)      $ 427
-------------------------------------------------------------------------------------------------------------------


Management does not anticipate realization of the above gross unrealized losses in the upcoming year due to the anticipated availability of cash flows from operations to fund current operating requirements.

Marketable securities classified as long-term assets at December 31, 1994 and 1993, include the following:

-------------------------------------------------------------------------------------------------------------------
                                                     1994                                        1993
                                  ----------------------------------------    -------------------------------------
                                                Gross       Gross                          Gross      Gross
                                  Amortized  Unrealized  Unrealized   Fair    Amortized Unrealized Unrealized Fair
Dollars in millions                 Cost        Gains      Losses     Value     Cost       Gains     Losses   Value
-------------------------------------------------------------------------------------------------------------------
U.S. Government securities         $   5                            $   5     $  29                           $  29
Tax exempt municipal bonds           252                  $ (9)       243       158        $ 1     $ (1)        158
Marketable equity securities          64                    (1)        63       103          3       (1)        105
Other                                 11                               11        42          1                   43
-------------------------------------------------------------------------------------------------------------------
                                   $ 332                  $(10)     $ 322     $ 332        $ 5     $ (2)      $ 335
-------------------------------------------------------------------------------------------------------------------


The contractual maturities of debt securities available for sale at December 31, 1994, regardless of their balance sheet classification, follow:

-----------------------------------------------------------------------------------------------------
                                                                       Amortized                Fair
Dollars in millions                                                      Cost                   Value
-----------------------------------------------------------------------------------------------------
Due within one year                                                      $ 143                  $ 143
Due after one year through five years                                      297                    289
Due after five years through ten years                                     126                    119
Due after ten years                                                         36                     35
Not due at a single maturity date                                          249                    235
-----------------------------------------------------------------------------------------------------
                                                                         $ 851                  $ 821
-----------------------------------------------------------------------------------------------------


Gross realized gains and gross realized losses from the sale of securities classified as available for sale were not material for the years ended December 31, 1994 and 1993. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

--------------------------------------------------------------------------------
Humana Inc.

5. INCOME TAXES

The provision for income taxes consists of the following:


                                                                      Years Ended December 31,
----------------------------------------------------------------------------------------------------
Dollars in millions                                          1994              1993             1992
----------------------------------------------------------------------------------------------------
Current provision (benefit):
  Federal                                                   $  72             $  57            $  80
  State                                                        11                 6               (1)
----------------------------------------------------------------------------------------------------
                                                               83                63               79
----------------------------------------------------------------------------------------------------

Deferred provision (benefit):
  Federal                                                      (2)               (8)            (138)
  State                                                                          (1)              12
----------------------------------------------------------------------------------------------------
                                                               (2)               (9)            (126)
----------------------------------------------------------------------------------------------------
                                                            $  81             $  54            $ (47)
----------------------------------------------------------------------------------------------------



The income tax provision (benefit) was different from the amount computed using the federal statutory income tax rate due to the following:


                                                                      Years Ended December 31,
------------------------------------------------------------------------------------------------------
Dollars in millions                                          1994              1993             1992
------------------------------------------------------------------------------------------------------
Income tax provision (benefit) at federal
  statutory rate                                            $  90              $ 50            $ (52)
State income taxes, net of federal benefit                      7                 4               (4)
Tax exempt investment income                                  (12)               (7)              (4)
Amortization                                                    1                 4               18
Other items, net                                               (5)                3               (5)
------------------------------------------------------------------------------------------------------
                                                            $  81              $ 54            $ (47)
------------------------------------------------------------------------------------------------------

Cumulative temporary differences which give rise to deferred tax assets and liabilities at December 31, 1994 and 1993, were as follows:


                                                                  Assets                      Assets
                                                              (Liabilities)               (Liabilities)
-------------------------------------------------------------------------------------------------------
Dollars in millions                                                 1994                       1993
-------------------------------------------------------------------------------------------------------
Medical costs payable                                              $   4                       $ 94
Professional liability insurance                                      25                         18
Investments                                                           15                         (3)
Intangible amortization                                               13
Restructuring and unusual charges                                     25                         17
Other                                                                 36                         38
Depreciation                                                         (17)                       (19)
-------------------------------------------------------------------------------------------------------
                                                                    $101                       $145
-------------------------------------------------------------------------------------------------------


Management believes that the deferred tax assets will ultimately be realized based primarily on the existence of sufficient taxable income within the allowable carryback periods.

During 1994, the Company received $71 million income tax refunds for the settlement of disputes with the Internal Revenue Service related to the timing of medical claims deductions and the deductibility of intangible amortization for tax years 1988 through 1991. The Company had previously prepaid tax and interest for these issues for the 1988 and 1989 tax years to stop the accrual of interest on the disputed amounts. As a result of the settlement, the Company recognized a $29 million reduction of interest expense ($18 million or $.11 per share after tax) and a $10 million reduction of tax expense ($.06 per share), both of which represented the cumulative effect from 1988 to present of amounts previously provided.

At December 31, 1994, the Company had net operating loss carryforwards of approximately $29 million related to a 1992 acquisition. These loss carryforwards, if unused to offset future taxable income of the acquired subsidiary, will expire in 2001 through 2006.

6. PROFESSIONAL LIABILITY RISKS

The Company insures substantially all professional liability risks through a wholly-owned subsidiary (the "Captive Subsidiary"). Provisions for such risks, including expenses incident to claim settlements, were $22 million, $17 million and $13 million for the years ended December 31, 1994, 1993 and 1992, respectively. The Captive Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers. Allowance for professional liability risks and the equivalent amounts of marketable securities related to the funding thereof included in the accompanying consolidated balance sheet were $63 million and $50 million at December 31, 1994 and 1993, respectively.

--------------------------------------------------------------------------------
Humana Inc.

7. LONG-TERM OBLIGATIONS

On October 27, 1994, the Company consummated an unsecured credit agreement with a group of banks which provided for a $350 million revolving line of credit (the "Credit Agreement"). Principal amounts outstanding under the Credit Agreement will bear interest depending on the ratio of debt to debt plus net worth at rates ranging from LIBOR plus 25.0 basis points to LIBOR plus 43.75 basis points. No amounts were drawn against the line during the year ended December 31, 1994.

8. COMMON STOCKHOLDERS' EQUITY

For financial reporting purposes, the historical equity of the Company at the time of the Spinoff consisted of the cumulative net income or loss of the managed care health plan business, as well as contributions by Galen. In connection with the Spinoff, Galen contributed cash and other assets with a book value of $160 million to the Company. Also in connection with the Spinoff, certain subsidiaries of Galen issued promissory notes ("Notes") to the Company. Under the terms of the Notes, the full principal amount of $250 million became due upon certain "change of control" transactions. As a result of the Columbia merger with Galen, during 1993 the Company received cash of $248 million in full satisfaction of the Notes.

The Company has plans under which options to purchase common stock have been granted to officers, certain directors and key employees. Options were granted at not less than market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part beginning one to four years after grant and ending ten years after grant.

In connection with the Spinoff, each Humana employee who held options in Humana prior to the Spinoff retained their options to purchase Company stock and also received a like number of Galen options for which the exercise price and number of shares were adjusted based upon the terms of the Spinoff. The percentages used to adjust the exercise price, which were based on the relative fair market values of the underlying Company and Galen common stock immediately after the Spinoff,were 37.8 percent and 62.2 percent, respectively. In addition, each Galen employee maintained his or her options to purchase Company shares at an adjusted exercise price. The Galen options held by Humana employees and the Company options held by Galen employees expire on the earlier to occur of (a) March 1, 1995, or (b) the exercise period pursuant to the original option agreement. At December 31, 1994, there were 347,342 options held by Galen employees.

The following shares of common stock of the Company were reserved at December 31, 1994:

----------------------------------------------------------------------------------------------------
                                                                                           Shares
----------------------------------------------------------------------------------------------------
Stock option plans                                                                        11,279,744
Other                                                                                        992,382
----------------------------------------------------------------------------------------------------
                                                                                          12,272,126
----------------------------------------------------------------------------------------------------

The Company's option plan activity for the years ended December 31, 1994, 1993 and 1992, is summarized below:

--------------------------------------------------------------------------------------------------------
                                                               Shares                  Option Price
                                                            Under Option                 Per Share
--------------------------------------------------------------------------------------------------------
Balance, January 1, 1992                                      3,778,941            $ 3.88    to   $12.12
  Granted                                                        30,000              9.26    to    10.66
  Exercised                                                    (437,449)             3.88    to     6.87
  Cancelled or lapsed                                           (27,672)             4.32    to    11.01
--------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                                    3,343,820              4.32    to    12.12
  Granted                                                     6,467,500              6.56    to    14.44
  Exercised                                                    (967,446)             4.32    to    11.01
  Cancelled or lapsed                                          (324,139)             6.56    to    12.12
--------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                                    8,519,735              4.32    to    14.44
  Granted                                                       419,500             16.94    to    17.94
  Exercised                                                    (931,701)             4.32    to    11.01
  Cancelled or lapsed                                          (337,333)             6.56    to    17.94
--------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                    7,670,201            $ 4.32    to   $17.94
--------------------------------------------------------------------------------------------------------

At December 31, 1994, options for 1,304,201 shares were exercisable while 3,609,543 shares of common stock were available for future grants. In January 1995, a total of 2,496,500 additional options were granted.

As a result of current and pending state regulatory requirements, the Company must maintain various levels of equity in certain of its subsidiaries which indirectly limits the Company's ability to pay dividends. At December 31, 1994, $150 million of equity was restricted under these regulations.

--------------------------------------------------------------------------------
Humana Inc.

9. CONTINGENCIES

The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. The loss of these contracts or significant changes in the Medicare risk program as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse affect on the revenues, profitability and business prospects of the Company.

During 1994, the Company's South Florida health plan (the "Plan") was denied accreditation by the National Committee for Quality Assurance ("NCQA"). In addition, the Health Care Financing Administration ("HCFA") notified the Company, regarding its separate investigation of the Plan, that the Plan was not fully meeting data collection and use requirements in the areas of utilization management, quality assurance and availability/accessibility. The Company has begun various corrective action procedures developed jointly with regulatory agencies to resolve the issues identified and expects no material effects on its results of operations, financial position or cash flows as a result of the HCFA investigation or NCQA accreditation denial.

During the ordinary course of business, the Company is subject to pending and threatened legal actions. In addition, for periods prior to the Spinoff, the Company assumed liability for specified claims and continues to share risks with Galen with respect to certain litigation and other contingencies, both identified and unknown, existing at the time of the Spinoff. Management of the Company does not believe that any of these actions will have a material adverse effect on its results of operations, financial position or cash flows.

The Company remains contingently liable as guarantor for approximately $55 million of debt incurred by Humana prior to the Spinoff.

10. ACQUISITIONS

During the year ended December 31, 1994, the Company acquired two health plans with approximately 201,100 members for $181 million. During the year ended December 31, 1992, the Company acquired three health plans with approximately 80,000 members for $38 million.

Each of the above acquisitions was accounted for by the purchase method. In connection with these acquisitions, the Company allocated the acquisition cost to tangible and identifiable intangible assets based upon their fair values. Identifiable intangible assets generally include subscriber and provider contracts. Any remaining cost not able to be allocated to tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired. Subscriber and provider contracts are amortized over their estimated useful lives (7-14 years) while cost in excess of net assets acquired is amortized over periods not exceeding 40 years.

The results of operations associated with all the previously mentioned acquisitions have been included in the accompanying consolidated statement of operations since the date of the respective acquisitions. Pro forma results of operations as if the transactions had occurred at the beginning of the year are not shown as the effect would not be material.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------

To the Board of Directors
Humana Inc.

         We have audited the accompanying consolidated balance sheet of Humana Inc. as of December 31, 1994 and 1993, and the related consolidated statements of operations, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humana Inc. as of December 31, 1994 and 1993, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

         As discussed in Note 2 to the consolidated financial statements, Humana Inc. adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective December 31, 1993.

COOPERS & LYBRAND L.L.P.
Louisville, Kentucky
February 13, 1995

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Humana Inc.

A summary of the Company's quarterly results of operations follows:


----------------------------------------------------------------------------------------------------------
Dollars in millions except per share results                                     1994
----------------------------------------------------------------------------------------------------------
                                                         First         Second (a)      Third        Fourth
----------------------------------------------------------------------------------------------------------
Revenues                                                $  869           $ 917        $  926       $  942
Income before income taxes                                  51              57            65           73
Net income                                                  32              37            42           48
Earnings per common share                               $  .20           $ .23        $  .27       $  .30



----------------------------------------------------------------------------------------------------------
Dollars in millions except per share results                                     1993
----------------------------------------------------------------------------------------------------------
                                                         First         Second          Third        Fourth
----------------------------------------------------------------------------------------------------------
Revenues                                                $  798           $ 795        $  796       $  806
Income before income taxes                                  29              30            38           46
Net income                                                  18              19            23           29
Earnings per common share                               $  .11           $ .12        $  .15       $  .18


(a) Excludes $11 million before income tax ($17 million or $.10 per share, net of tax) related to the favorable settlement of income tax disputes with the Internal Revenue Service partially offset by the write-down of a nonoperational asset.



DIRECTORS
-----------------------------------------------------------------------------------------------------------------------------------
K. FRANK AUSTEN, M.D.                             MICHAEL E. GELLERT                        JOHN R. HALL
Chairperson of the Department of Rheumatology     General Partner, Windcrest Partners,      Chairman of the Board
and Immunology,                                   private investment partnership            and Chief Executive Officer,
Brigham and Women's Hospital,                                                               Ashland, Inc.
and Professor of Medicine,
Harvard Medical School

DAVID A. JONES                                    DAVID A. JONES, JR.                       IRWIN LERNER
Chairman of the Board and Chief                   Principal, Chrysalis Ventures, Inc.,      Retired Chairman of the Board and
Executive Officer, Humana Inc.                    venture capital firm                      Executive Committee,
                                                                                            Hoffmann-La Roche Inc.

W. ANN REYNOLDS, PH.D.                            WAYNE T. SMITH
Chancellor - City University of                   President and Chief Operating Officer,
New York                                          Humana Inc.


EXECUTIVE COMMITTEE
-----------------------------------------------------------------------------------------------------------------------------------
DAVID A. JONES                                    MICHAEL E. GELLERT                        WAYNE T. SMITH
Chairman

AUDIT COMMITTEE
-----------------------------------------------------------------------------------------------------------------------------------
MICHAEL E. GELLERT                                K. FRANK AUSTEN, M.D.                     JOHN R. HALL
Chairman

IRWIN LERNER

COMPENSATION COMMITTEE
-----------------------------------------------------------------------------------------------------------------------------------
K. FRANK AUSTEN, M.D.                             MICHAEL E. GELLERT                        IRWIN LERNER
Chairman

W. ANN REYNOLDS, PH.D.

INVESTMENT COMMITTEE
-----------------------------------------------------------------------------------------------------------------------------------
W. ANN REYNOLDS, PH.D.                            MICHAEL E. GELLERT                        JOHN R. HALL
Chairwoman

DAVID A. JONES, JR.

NOMINATING COMMITTEE
-----------------------------------------------------------------------------------------------------------------------------------
JOHN R. HALL                                      K. FRANK AUSTEN, M.D.                     DAVID A. JONES, JR.
Chairman

W. ANN REYNOLDS, PH.D.



EXECUTIVE MANAGEMENT
-------------------------------------------------------------------------------------------------
DAVID A. JONES                                              WAYNE T. SMITH
Chairman of the Board                                       President and
and Chief Executive Officer                                 Chief Operating Officer

W. LARRY CASH                                               KAREN A. COUGHLIN
Senior Vice President - Finance and Operations              Senior Vice President - Region II

W. ROGER DRURY                                              PHILIP B. GARMON
Chief Financial Officer                                     Senior Vice President - Region I

ARTHUR P. HIPWELL                                           RONALD S. LANKFORD, M.D.
Senior Vice President and General Counsel                   Senior Vice President - Medical Affairs




OFFICERS
-------------------------------------------------------------------------------------------------------
JOSE G. ABREU                                               GEORGE G. BAUERNFEIND
Vice President - Medicare Sales                             Vice President - Taxes


DOUGLAS R. CARLISLE                                         JAMES W. DOUCETTE
Vice President Operations - Region I                        Vice President - Investments and Treasurer


ROBERT A. HORRAR                                            GAIL H. KNOPF
Vice President - Human Resources                            Vice President - Information Systems


JOAN O. KROGER                                              JERRY L. MCCLELLAN
Secretary                                                   Vice President - Financial Services

MARY M. MCKINNEY                                            SHERI E. MITCHELL
Vice President - Internal Audit                             Vice President - Quality and Service Excellence


JAMES E. MURRAY                                             WALTER E. NEELY
Vice President and Controller                               Vice President and Associate General Counsel

BRUCE D. PERKINS                                            THOMAS D. STROUD
Vice President Operations - Region II                       Vice President - Sales and Marketing


DAVID W. WILLE
Vice President and Chief Actuary

                                       35

ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

TRANSFER AGENT
Bank of Louisville
Security Transfer Department
Post Office Box 1497
Louisville, Kentucky  40201
800-925-0810



FORM 10-K

Copies of Form 10-K filed with the Securities and Exchange Commission may be obtained, without charge, by writing:

    Investor Relations
    Humana Inc.
    Post Office Box 1438
    Louisville, Kentucky  40201-1438

STOCK LISTING
The Company's common stock trades on the New York Stock Exchange under the symbol HUM. The following table shows the range of high and low closing sales prices as reported on the New York Stock Exchange Composite Tape beginning March 1, 1993, the date of the Spinoff.


1994                    HIGH         LOW
First Quarter           22 1/8       16 7/8
Second Quarter          20 3/4       16 1/8
Third Quarter           23 5/8       16 3/8
Fourth Quarter          24 7/8       18 1/2


1993                    HIGH         LOW
First Quarter            8 1/4        6 1/8
Second Quarter          12            6 5/8
Third Quarter           13 3/4       10 5/8
Fourth Quarter          18 5/8       12 5/8


CORPORATE HEADQUARTERS
Humana Inc.
The Humana Building
500 West Main Street
Post Office Box 1438
Louisville, Kentucky  40201-1438
(502) 580-1000

ANNUAL MEETING
The Company's Annual Meeting of Stockholders will be held on Thursday, May 11, 1995, in the Auditorium on the 25th floor of the Humana Building at 10:00 a.m.



                                     36