Form 10-K405, Exhibit 13
period 1995-12-31
HUMANA INC
filed 1996-03-29
CIK 49071

                                                                      Exhibit 13

FINANCIAL SECTION
--------------------------------------------------------------------------------
Humana Inc.


Selected Financial Data

Management's Discussion and Analysis of Financial
  Condition and Results of Operations

Consolidated Balance Sheet

Consolidated Statement of Income

Consolidated Statement of Common
  Stockholders' Equity

Consolidated Statement of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Accountants

Quarterly Financial Information (Unaudited)

Directors

Executive Management and Officers

Additional Information

SELECTED FINANCIAL DATA

-----------------------------------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions except per share results
-----------------------------------------------------------------------------------------------------------------------------------
                                                               December 31,                                       August 31,
                                            ----------------------------------------------------         --------------------------
For the years ended                         1995(a)         1994            1993            1992            1992            1991
-----------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
-----------------------------------------------------------------------------------------------------------------------------------
Revenues:
    Premiums:
       Commercial                      $    2,934      $    2,056      $    1,709     $    1,642     $     1,576     $     1,239
       Medicare risk                        1,569           1,406           1,296          1,112           1,073             898
       Medicare supplement                    102             114             132            127             122              94
-----------------------------------------------------------------------------------------------------------------------------------
          Total premiums                    4,605           3,576           3,137          2,881           2,771           2,231
    Interest                                   87              62              48             36              37              36
    Other income                               10              16              10              4               3               2
-----------------------------------------------------------------------------------------------------------------------------------
       Total revenues                       4,702           3,654           3,195          2,921           2,811           2,269
Income (loss) before income taxes             288             246(b)          143           (154)(c)        (164)(c)          14
Net income (loss)                             190             159(b)           89           (107)(c)        (114)(c)           9
Earnings (loss) per common share             1.17            1.00(b)          .56           (.68)(c)        (.72)(c)         .06
Net cash provided by
    (used in) operations                      150             298             185            124             (57)             66

FINANCIAL POSITION
-----------------------------------------------------------------------------------------------------------------------------------
Cash and investments                   $    1,518      $    1,203      $    1,134     $      614     $       431     $       486
Total assets                                2,878           1,957           1,731          1,189           1,011           1,005
Medical costs payable                         866             527             448            400             381             317
Stockholders' equity                        1,287           1,058             889            376             367             407

OPERATING DATA
-----------------------------------------------------------------------------------------------------------------------------------
Medical loss ratio                           81.7%           81.6%           83.8%          86.3%           86.0%           84.4%
Administrative cost ratio                    13.9%           13.6%           13.2%          14.1%           14.7%           16.1%
Medical membership:
    Commercial                          2,883,900       1,528,300       1,214,000      1,219,800      1 ,237,500       1,208,100
    Medicare risk                         310,400         287,400         270,800        266,300         262,300         249,900
    Medicare supplement                   115,000         131,700         153,600        198,900         203,900         203,100
                                       --------------------------------------------------------------------------------------------
                                        3,309,300       1,947,400       1,638,400      1,685,000      1 ,703,700       1,661,100
    Administrative services               495,100          93,500          63,700         30,600          30,400          29,900
                                       --------------------------------------------------------------------------------------------
          Total                         3,804,400       2,040,900       1,702,100      1,715,600      1 ,734,100       1,691,000
                                       ============================================================================================

(a) Includes the operations of EMPHESYS Financial Group, Inc. since the date of acquisition.

(b) Excludes $11 million before income tax ($17 million or $.10 per share, net of tax) related to the favorable settlement of income tax disputes with the Internal Revenue Service partially offset by the write-down of a nonoperational asset.

(c) Includes $171 million before income tax ($118 million or $.75 per share, net of tax) of restructuring and unusual charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
Humana Inc.


The consolidated financial statements of Humana Inc. ("Humana" or the "Company") in this Annual Report set forth the Company's financial position, results of operations and cash flows and should be read in conjunction with the following discussion and analysis. This discussion and analysis contains both historical and forward looking information. The forward looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward looking statements may be significantly impacted by certain risks and uncertainties described herein, and in the Company's Annual Report on Form 10-K for the year ended December 31, 1995.

INTRODUCTION

The Company offers managed health care products which integrate management with the delivery of health care services through a network of providers, who in their delivery of quality medical services, may share financial risk or have incentives to deliver cost-effective medical services. These products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracting providers. HMOs and PPOs control health care costs by various means including the use of utilization controls such as pre-admission approval for hospital inpatient services and pre-authorization of outpatient surgical procedures. The Company also offers various specialty and administrative service products including group life, dental, disability income, workers' compensation, and pharmacy management services.

The Company's HMO and PPO products are marketed primarily to employer and other groups ("Commercial") as well as Medicare and Medicaid-eligible individuals. The products marketed to Medicare- eligible individuals are either HMO products that provide managed care services which include all Medicare benefits and, in certain circumstances, additional managed care services that are not included in Medicare benefits ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement").

On October 11, 1995, the Company completed its acquisition of EMPHESYS Financial Group, Inc. ("EMPHESYS"), for a total purchase price of approximately $650 million. The aggregate purchase price was funded through available cash of $400 million and bank borrowings of $250 million. EMPHESYS is a leading provider of a broad range of managed care products to small businesses. EMPHESYS' medical loss and administrative cost ratios tend to be different from Humana's because of variances in the nature of each entity's products, customer base and the manner in which products and services are distributed to customers.

On November 28, 1995, the Company was awarded a potential five-year $3.8 billion contract (a one-year contract renewable annually for up to four additional years at approximately $750 million per year) with the United States Department of Defense to provide services under the Civilian Health and Medical Program of the Uniformed Services (the "CHAMPUS Contract"). Under the CHAMPUS Contract, which is expected to begin July 1, 1996, the Company will provide managed health care services to approximately 1 million eligible military beneficiaries in eight southeastern states.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.


COMPARISON OF RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1995 AND 1994

The Company's premium revenues increased 29 percent to $4.6 billion for the year ended December 31, 1995, compared to $3.6 billion for the year ended December 31, 1994. The increase in premium revenues is attributable to the acquisition of EMPHESYS, same-store membership gains, and the 1994 acquisitions of CareNetwork, Inc. and Group Health Association ("GHA"). The Company's 5 percent increase in Medicare risk premium rates was offset by a 2 percent reduction in Commercial premium rates. EMPHESYS' premium revenues, since the date of acquisition, totaled approximately $370 million while premium revenues related to the 1994 acquisitions totaled approximately $343 million for the year ended December 31, 1995, compared to approximately $170 million for the year ended December 31, 1994. Commercial premium rates for 1996 are expected to decline by approximately 1 percent from 1995 levels. The weighted average 1996 Medicare risk premium rate increase will approximate 8 to 9 percent.

Membership in the Company's Commercial products increased 1,355,600 or 89 percent during the year ended December 31, 1995, which included 1.1 million fully-insured members related to the acquisition of EMPHESYS. On a same-store basis, Commercial membership for the year ended December 31, 1995, increased 276,900 or 19 percent compared to 113,200 or 9 percent in 1994. The Company also added 23,000 Medicare risk members compared to 16,600 in 1994. Medicare supplement membership declined 16,700 members during the year ended December 31, 1995. Administrative services only ("ASO") membership, at December 31, 1995, increased to 495,100 members, including 216,900 members related to the EMPHESYS acquisition from 93,500 members at December 31, 1994.

January 1996 Commercial membership declined 25,000 (including EMPHESYS) compared to an increase of 106,900 in January 1995. The January 1996 membership decline is the result of the loss of approximately 50,000 members in one customer group and also reflects Humana's plan to price its products at rates which attempt to maintain adequate profitability. Medical membership data at December 31, 1995 and 1994 follows:

----------------------------------------------------------------------------
In thousands                                   1995         1994
----------------------------------------------------------------------------
Beginning medical membership                2,040.9      1,702.1
    Same-store sales                          739.0        396.6
    Acquisitions                            1,344.3        224.1
    Same-store cancellations                 (319.8)      (281.9)
----------------------------------------------------------------------------
Ending medical membership                   3,804.4      2,040.9
----------------------------------------------------------------------------

Excluding EMPHESYS, the medical loss ratio increased to 82.0 percent for the year ended December 31, 1995, compared to 81.6 percent for the year ended December 31, 1994. The increase in the Company's medical loss ratio was related primarily to an increase in physician, hospital outpatient, and pharmacy services utilization associated with the Company's Commercial product. In addition, the Company experienced greater than expected costs related to its growth in Commercial membership in areas contiguous to existing markets. During the second and third quarters of 1995, the Company initiated various programs aimed at controlling medical costs in these and other areas. Partially as a result of these cost control initiatives, the Company's medical loss ratio declined from the third quarter to the fourth quarter of 1995. Including EMPHESYS, the Company's 1995 medical loss ratio was 81.7 percent.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.


The administrative cost ratio was 13.9 percent and 13.6 percent for the years ended December 31, 1995 and 1994, respectively. The increase in the administrative cost ratio is the result of higher administrative costs associated with EMPHESYS' small-group business. Excluding the effect of the EMPHESYS acquisition, the Company's administrative cost ratio was 13.3 percent for the year ended December 31, 1995. The reduction from 1994 is the result of increased premium revenues due to same-store enrollment increases.

Interest income totaled $87 million for the year ended December 31, 1995, compared to $62 million for the year ended December 31, 1994. The increase is primarily attributable to higher yields, increased levels of cash, cash equivalents and marketable securities and the addition of EMPHESYS. The tax equivalent yield on invested assets approximated 8 percent and 6 percent for the years ended December 31, 1995 and 1994, respectively. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life increased to 4.0 years at December 31, 1995, from 2.3 years at December 31, 1994, primarily related to the inclusion of EMPHESYS' portfolio.

The Company's income before income taxes totaled $288 million for the year ended December 31, 1995, compared to $246 million for the year ended December 31, 1994. Income before income taxes for 1994 excludes $29 million related to the favorable settlement of tax disputes with the Internal Revenue Service ( the "IRS") and an $18 million charge related to the write-down of a nonoperational asset. Excluding the effects of the nonrecurring items described above, net income increased to $190 million or $1.17 per share from $159 million or $1.00 per share for the years ended December 31, 1995 and 1994, respectively. The fourth quarter acquisition of EMPHESYS was modestly accretive during the year ended December 31, 1995. Management anticipates that EMPHESYS will continue to be accretive in 1996 (after consideration of depreciation, amortization and interest costs associated with the acquisition).

YEARS ENDED DECEMBER 31, 1994 AND 1993

The Company's premium revenues increased 14 percent to $3.6 billion for the year ended December 31, 1994, compared to $3.1 billion for the year ended December 31, 1993. The increase in premium revenues is attributable to same-store Commercial and Medicare risk membership gains, average premium rate increases of 3 percent for the Commercial product and 4 percent for the Medicare risk product and the February 1994 acquisition of GHA. GHA premium revenues during the year ended December 31, 1994, totaled approximately $164 million.

On a same-store basis, Commercial membership for the year ended December 31, 1994, increased 113,200 or 9 percent while Medicare risk membership increased 16,600 or 6 percent. The same-store increase in Commercial membership was the result of increased penetration in areas contiguous to the Company's existing markets and expanded hospital and physician delivery networks. Medicare supplement membership declined by 21,900 members during the year ended December 31, 1994, as anticipated, continuing the decline first experienced in 1993. ASO membership at December 31, 1994 and 1993, was 93,500 and 63,700, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.


Medical membership data at December 31, 1994 and 1993, follows:

--------------------------------------------------------------------------------
In thousands                               1994          1993
--------------------------------------------------------------------------------
Beginning medical membership            1,702.1       1,715.6
    Same-store sales                      396.6         311.3
    Acquisitions (divestitures)           224.1          (6.4)
    Same-store cancellations             (281.9)       (318.4)
--------------------------------------------------------------------------------
Ending medical membership               2,040.9       1,702.1
--------------------------------------------------------------------------------

The medical loss ratio for the year ended December 31, 1994, was 81.6 percent compared to 83.8 percent for the year ended December 31, 1993. This improvement is primarily due to decreased hospital utilization in both the Commercial and Medicare risk products.

The administrative cost ratio was 13.6 percent and 13.2 percent for the years ended December 31, 1994 and 1993, respectively. This increase is the result of increased marketing efforts, costs associated with the integration of acquired health plans and the expansion of market service areas.

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

The Company's income before income taxes totaled $246 million for the year ended December 31, 1994, compared to $143 million for the year ended December 31, 1993. Income before income taxes for 1994 excludes $29 million related to the favorable settlement of tax disputes with the IRS and an $18 million charge related to the write-down of a nonoperational asset. Excluding the effects of nonrecurring items described above, net income increased to $159 million or $1.00 per share from $89 million or $.56 per share for the years ended December 31, 1994 and 1993, respectively. As a result of the tax settlement and asset write-down, the Company's interest, depreciation and income tax expenses decreased. The recurring effect of these expense reductions during the year ended December 31, 1994, was $7 million or $.04 per share.

LIQUIDITY

Cash provided by the Company's operations totaled $150 million and $298 million for the years ended December 31, 1995 and 1994, respectively. Operating cash flows for 1995 were below those of 1994 primarily as a result of the combined $101 million effect of 1995 payments and the 1994 settlement related to tax disputes with the IRS. In addition, the timing of recurring cash receipts and disbursements related to premiums receivable, medical costs and other liabilities further reduced 1995 operating cash flows.

Cash provided by the Company's operations totaled $298 million and $185 million for the years ended December 31, 1994 and 1993, respectively. Operating cash flows for 1994 were above those of 1993 primarily as a result of increased net income, a $71 million favorable settlement of tax disputes with the IRS and the timing of recurring cash receipts and disbursements related to medical costs and other liabilities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.


On September 26, 1995, the Company amended and restated its revolving credit agreement (the "Credit Agreement"). The Credit Agreement, which expires in September 2000, provides for a $600 million revolving line of credit, which the Company used to fund $250 million of the EMPHESYS purchase price.

On November 30, 1995, the Company repaid $51 million of long-term debt assumed in connection with the acquisition of EMPHESYS. The debt was repaid with EMPHESYS' available cash.

The Company's subsidiaries operate in states which require certain levels of equity and regulate the payment of dividends to the parent company. As a result, the Company's ability to use operating subsidiaries' cash flows is restricted to the extent that the subsidiaries' ability to pay dividends to their parent company requires regulatory approval.

Management believes that existing working capital, future operating cash flows and the availability of the Credit Agreement are sufficient to meet liquidity needs, allow the Company to pursue strategic acquisition and expansion opportunities as well as fund capital requirements.

CAPITAL RESOURCES

The Company's ongoing capital expenditures relate primarily to medical care facilities used by either employed or affiliated physicians as well as administrative facilities and related computer information systems necessary for activities such as claims processing, billing and collections, medical utilization review, and customer service. Total capital expenditures, excluding acquisitions, amounted to $54 million, $39 million and $28 million for the years ended December 31, 1995, 1994 and 1993, respectively.

Excluding acquisitions, planned capital spending in 1996 will approximate $60 million to $65 million, which will relate primarily to the expansion and improvement of medical care facilities, administrative facilities and related computer information systems.

In addition to the acquisition of EMPHESYS during October 1995, the Company acquired 47 primary care centers in South Florida and Tampa previously owned by Coastal Physician Group, Inc. for approximately $50 million. During February 1994, the Company acquired GHA, a health plan in Washington, D.C., with 116,700 members for approximately $55 million. During December 1994, the Company also acquired CareNetwork, Inc., a health plan in Milwaukee, Wisconsin, with 84,400 members for approximately $126 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.


EFFECTS OF INFLATION AND CHANGING PRICES

The Company's operations are regulated by various state and federal government agencies. Actuarially determined premium rate increases for Commercial and Medicare supplement products are generally approved by the respective state insurance commissioners, while increases in premiums for Medicare risk products are statutorily established and implemented by the Health Care Financing Administration ("HCFA"). Medicare risk premiums approximated 34 percent, 39 percent and 41 percent of the Company's premium revenues for the years ended December 31, 1995, 1994 and 1993, respectively. The Company's 1996 average rate of increase under the Medicare risk contracts is approximately 8 to 9 percent. Over the last five years, annual increases have ranged from as low as 3 percent in January 1994 to as high as 12 percent in January 1993, with an average of approximately 7 percent, including the January 1996 increase. The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Current legislative proposals are being considered which include modification of future reimbursement rates under the Medicare program and proposals which encourage the use of managed health care for Medicare beneficiaries. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The loss of these contracts or significant changes in the Medicare program as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.

OTHER INFORMATION

Resolution of various loss contingencies, including litigation pending against the Company in the ordinary course of business, is not expected to have a material adverse effect on the Company's results of operations, financial position or cash flows.

In February 1996, the Company was notified that its South Florida health plan received a full three-year accreditation by the National Committee for Quality Assurance.

CONSOLIDATED BALANCE SHEET
-----------------------------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions except per share amounts                                                               December 31
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                    1995                 1994
-----------------------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash and cash equivalents                                                                     $   182              $   272
   Marketable securities                                                                           1,156                  609
   Premiums receivable, less allowance for doubtful
      accounts of $36 in 1995 and $20 in 1994                                                        131                   74
   Deferred income taxes                                                                              52                   45
   Other                                                                                              72                   38
-----------------------------------------------------------------------------------------------------------------------------
      Total current assets                                                                         1,593                1,038
-----------------------------------------------------------------------------------------------------------------------------

Property and equipment, net                                                                          382                  317
Other assets:
   Long-term marketable securities                                                                   180                  322
   Cost in excess of net assets acquired                                                             536                  155
   Deferred income taxes                                                                              25                   56
   Other                                                                                             162                   69
-----------------------------------------------------------------------------------------------------------------------------
      Total other assets                                                                             903                  602
-----------------------------------------------------------------------------------------------------------------------------
   Total Assets                                                                                  $ 2,878              $ 1,957
-----------------------------------------------------------------------------------------------------------------------------

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY
Current liabilities:
   Medical costs payable                                                                         $   866              $   527
   Trade accounts payable and accrued expenses                                                       291                  233
   Income taxes payable                                                                               35                   56
-----------------------------------------------------------------------------------------------------------------------------
      Total current liabilities                                                                    1,192                  816
Long-term debt                                                                                       250
Professional liability and other obligations                                                         149                   83
-----------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                            1,591                  899
-----------------------------------------------------------------------------------------------------------------------------
Contingencies
Common stockholders' equity:
   Common stock, $.16 2/3 par; authorized 300,000,000 shares; issued and outstanding 162,099,403 shares - 1995
      and 161,330,064 shares - 1994                                                                   27                   27
   Capital in excess of par value                                                                    815                  803
   Retained earnings                                                                                 439                  249
   Net unrealized investment gains (losses)                                                            6                  (21)
-----------------------------------------------------------------------------------------------------------------------------
      Total common stockholders' equity                                                            1,287                1,058
-----------------------------------------------------------------------------------------------------------------------------
   Total Liabilities and Common Stockholders' Equity                                             $ 2,878              $ 1,957
-----------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
-----------------------------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions except per share results
-----------------------------------------------------------------------------------------------------------------------------
                                                                                    Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------------
                                                                   1995                       1994                       1993
-----------------------------------------------------------------------------------------------------------------------------
Revenues:
    Premiums                                                    $ 4,605                   $ 3,576                     $ 3,137
    Interest                                                         87                        62                          48
    Other income                                                     10                        16                          10
-----------------------------------------------------------------------------------------------------------------------------
       Total revenues                                             4,702                     3,654                       3,195
-----------------------------------------------------------------------------------------------------------------------------
Operating expenses:
    Medical costs                                                 3,762                     2,918                       2,630
    Selling, general and administrative                             571                       436                         368
    Depreciation and amortization                                    70                        50                          47
    Unusual charge                                                                             18 (a)
-----------------------------------------------------------------------------------------------------------------------------
       Total operating expenses                                   4,403                     3,422                       3,045
-----------------------------------------------------------------------------------------------------------------------------
Income from operations                                              299                       232                         150
Interest expense (recovery)                                          11                       (25)(a)                       7
-----------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                          288                       257 (a)                     143
Provision for income taxes                                           98                        81 (a)                      54
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                      $   190                   $   176 (a)                 $    89
-----------------------------------------------------------------------------------------------------------------------------
Earnings per common share                                       $  1.17                   $  1.10 (a)                 $   .56
-----------------------------------------------------------------------------------------------------------------------------

----------------------
(a) Net income for the year ended December 31, 1994, includes the favorable settlement of tax disputes with the Internal Revenue Service partially offset by the write-down of a nonoperational asset.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------------------
Humana Inc.

In millions
--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       Total
                                          Common Stock      Capital In                 Net Unrealized                 Common
                                          ------------       Excess of    Retained       Investment      Equity    Stockholders'
                                      Shares      Amount     Par Value    Earnings     Gains (Losses)    Funding      Equity
--------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                                                                                  $ 376      $   376
     Net income                                                            $   73                            16           89
     Capital contributions                                    $   408                                                    408
     Spinoff capitalization             159        $ 26           366                                      (392)
     Other                                1           1            11                     $    4                          16
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993              160          27           785          73              4                         889
     Net income                                                               176                                        176
     Other                                1                        18                        (25)                         (7)
--------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994              161          27           803         249            (21)                      1,058
     Net income                                                               190                                        190
     Other                                1                        12                         27                          39
--------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 1995              162        $ 27       $   815      $  439         $    6                     $ 1,287
--------------------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

-------------------------------------------------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            Years Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                                                                    1995              1994               1993
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                                                      $ 190           $  176             $    89
   Adjustments to reconcile net income
       to net cash provided by operating activities:
          Unusual charge                                                                               18
          Depreciation and amortization                                               70               50                  47
          Deferred income taxes                                                       13               58                 (13)
          Changes in operating assets and liabilities:
             Premiums receivable                                                     (27)              (8)                 16
             Other assets                                                             (4)               8                 (16)
             Medical costs payable                                                    (9)              36                  58
             Other liabilities                                                       (83)              67                 (18)
             Unearned premium revenues                                                               (110)                  8
          Other                                                                                         3                  14
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by operating activities                                     150              298                 185
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisitions of health plan assets                                               (697)            (162)                 (5)
   Purchases of property and equipment                                               (54)             (39)                (28)
   Dispositions of property and equipment                                              5               13                   8
   Purchases of marketable securities                                               (402)            (523)             (1,667)
   Maturities and sales of marketable securities                                     731              337               1,299
   Other                                                                             (33)             (28)                (23)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash used in investing activities                                        (450)            (402)               (416)
-------------------------------------------------------------------------------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Issuance of long-term debt                                                        250
   Repayment of long-term debt                                                       (51)
   Capital contributions                                                                                                  383
   Other                                                                              11                4                 (13)
-------------------------------------------------------------------------------------------------------------------------------
       Net cash provided by financing activities                                     210                4                 370
-------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                     (90)            (100)                139
Cash and cash equivalents at beginning of period                                     272              372                 233
-------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                         $ 182           $  272             $   372
-------------------------------------------------------------------------------------------------------------------------------
Interest payments (refunds), net                                                   $  12           $  (20)            $     1
Income tax payments, net                                                              94               21                  58

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
Humana Inc.


1. REPORTING ENTITY

Nature of Operations

Humana Inc. ("Humana" or the "Company") offers managed health care products which integrate management with the delivery of health care services through a network of providers, who in their delivery of quality medical services, may share financial risk or have incentives to deliver cost-effective medical services. These products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracting providers. HMOs and PPOs control health care costs by various means including the use of utilization controls such as pre-admission approval for hospital inpatient services and pre-authorization of outpatient surgical procedures. The Company also offers various specialty and administrative service products including group life, dental, disability income, workers' compensation, and pharmacy management services.

The Company's HMO and PPO products are marketed primarily to employer and other groups ("Commercial") as well as Medicare and Medicaid-eligible individuals. The products marketed to Medicare- eligible individuals are either HMO products that provide managed care services which include all Medicare benefits and, in certain circumstances, additional managed care services that are not included in Medicare benefits ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement").

Basis of Presentation

On March 1, 1993, Humana separated its managed care health plan and acute-care hospital businesses into two independent publicly-held companies (the "Spinoff"), one to operate the managed care health plan business and the other to operate the acute-care hospital business. The Spinoff was effected through the distribution to Humana stockholders of record as of the close of business on March 1, 1993, of all the outstanding shares of common stock of a new hospital company (the "Hospital Company"). Humana retained and continues to operate the managed care health plan business.

The consolidated financial statements contained herein are the separate financial statements of what historically had been the managed care health plan business of Humana and do not correspond with or represent the consolidated financial statements of Humana prior to the Spinoff.

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect (a) the reported amounts of assets and liabilities, (b) disclosure of contingent assets and liabilities at the date of the financial statements and (c) reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those estimates.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include all subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated.

--------------------------------------------------------------------------------
Humana Inc.


Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds, commercial paper, and certain U.S. Government securities with an original maturity of three months or less.

Marketable Securities

The Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective December 31, 1993.

At December 31, 1995 and 1994, marketable debt and equity securities have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Commercial mortgages are carried at cost. Marketable debt and equity securities available for current operations are classified as current assets. Marketable securities being held for the Company's future acquisition, capital spending, professional liability, and long-term insurance product requirements are classified as long-term assets. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of common stockholders' equity until realized.

Property and Equipment

Property and equipment is carried at cost and was comprised of the following at December 31, 1995 and 1994:

--------------------------------------------------------------------------------
Dollars in millions                                   1995               1994
--------------------------------------------------------------------------------
Land                                                 $  34              $  29
Buildings                                              282                231
Equipment                                              333                278
--------------------------------------------------------------------------------

                                                       649                538
Accumulated depreciation                              (267)              (221)
--------------------------------------------------------------------------------

                                                     $ 382              $ 317
--------------------------------------------------------------------------------

Depreciation is computed using the straight-line method over estimated useful lives generally ranging from 3 to 25 years. Depreciation expense was $50 million, $39 million and $35 million, for the years ended December 31, 1995, 1994 and 1993, respectively.

Cost in Excess of Net Assets Acquired

Cost in excess of net assets acquired represents the unamortized excess of cost over the fair value of tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over periods not exceeding 40 years. The carrying values of all intangible assets are periodically reviewed by management and impairments are recognized when the expected undiscounted future operating cash flows derived from operations associated with such intangible assets are less than their carrying value. Accumulated amortization totaled $8 million and $2 million, at December 31, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
Humana Inc.


Revenue and Medical Cost Recognition

Premium revenues are recognized as income in the period members are entitled to receive managed care services. Premiums received prior to such periods are recorded as unearned premium revenues. Revenues from specialty and administrative services products are recognized on a pro rata basis over the period of coverage or service.

Medical costs include claim payments, capitation payments, physician salaries, and various other costs incurred to provide medical care to members, and estimates of future payments to hospitals and others for medical care provided prior to the balance sheet date. Capitation payments represent monthly prepaid fees paid to participating primary care physicians and other providers, who are responsible for providing medical care to members. The estimates of future medical claim payments are developed using actuarial methods and assumptions based upon payment patterns, medical inflation, historical development, and other relevant factors. Estimates of future payments relating to services incurred in the current and prior periods are continually reviewed by management and adjusted as necessary. Management believes the Company's medical costs payable are adequate to cover claims incurred; however, such estimates are subject to changes in assumption, and therefore, the actual liability could differ from amounts provided.

Common Stockholders' Equity

The Company's equity, prior to the Spinoff, was the result of the managed care health plan business net income or loss, as well as funding from the Hospital Company. Therefore, pre-Spinoff equity is referred to as "Equity Funding" in the accompanying consolidated statement of common stockholders' equity.

Earnings per Common Share

Earnings per common share are based upon the weighted average number of common shares outstanding. Shares used in computing earnings per common share were 162,268,815, 160,910,641 and 159,283,680 for the years ended December 31, 1995,
1994 and 1993, respectively.

 3.   UNUSUAL CHARGES

In June 1994, the Company recorded an $18 million charge before income tax ($11 million or $.07 per share, net of tax) to reduce the net book value of a nonoperational asset to its estimated fair value.

At December 31, 1995, there were liabilities totaling $52 million included in the accompanying consolidated balance sheet, primarily related to contract disputes, for which final resolution is expected in two to three years. Management regularly evaluates the continued reasonableness of these charges, and to the extent adjustments are necessary, current earnings are charged or credited.

--------------------------------------------------------------------------------
Humana Inc.


4. MARKETABLE SECURITIES

Marketable securities classified as current assets at December 31, 1995 and
1994, included the following:
-------------------------------------------------------------------------------------------------------------------
                                                   1995                                      1994
                                  -----------------------------------------  --------------------------------------
                                               Gross       Gross                          Gross      Gross
                                  Amortized Unrealized  Unrealized   Fair    Amortized Unrealized Unrealized Fair
Dollars in millions                 Cost       Gains      Losses     Value     Cost       Gains     Losses   Value
-------------------------------------------------------------------------------------------------------------------
U.S. Government securities       $    77       $  1      $ (1)   $    77     $  35                $ (2)      $  33
Tax exempt municipal bonds           560          6        (3)       563       472        $ 2      (17)        457
Corporate bonds                      331          9                  340         4                               4
Collateralized mortgage
  obligations                         90          2                   92         7                               7
Marketable equity securities          57          1        (4)        54        52                  (5)         47
Other                                 29          1                   30        65                  (4)         61
-------------------------------------------------------------------------------------------------------------------
                                 $ 1,144       $ 20      $ (8)   $ 1,156     $ 635        $ 2     $(28)      $ 609
-------------------------------------------------------------------------------------------------------------------

Marketable securities classified as long-term assets at December 31, 1995 and
1994, included the following:
-------------------------------------------------------------------------------------------------------------------
                                                   1995                                      1994
                                  ----------------------------------------   --------------------------------------
                                               Gross       Gross                          Gross      Gross
                                  Amortized Unrealized  Unrealized   Fair    Amortized Unrealized Unrealized Fair
Dollars in millions                 Cost       Gains      Losses     Value     Cost       Gains     Losses   Value
-------------------------------------------------------------------------------------------------------------------
U.S. Government securities                                                   $   5                           $   5
Tax exempt municipal bonds         $  65       $  1      $ (3)     $  63       252                  $ (9)      243
Redeemable preferred stocks           50                              50         2                               2
Marketable equity securities           8                               8        64                    (1)       63
Other                                 59                              59         9                               9
-------------------------------------------------------------------------------------------------------------------
                                   $ 182       $  1      $ (3)     $ 180     $ 332                  $(10)    $ 322
-------------------------------------------------------------------------------------------------------------------

The contractual maturities of debt securities available for sale at December 31, 1995, regardless of their balance sheet classification, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

-------------------------------------------------------------------------------------------------------------------
                                                                     Amortized                  Fair
Dollars in millions                                                      Cost                   Value
-------------------------------------------------------------------------------------------------------------------
Due within one year                                                    $    68                $    69
Due after one year through five years                                      435                    440
Due after five years through ten years                                     251                    256
Due after ten years                                                        152                    154
Not due at a single maturity date                                          355                    355
-------------------------------------------------------------------------------------------------------------------
                                                                       $ 1,261                $ 1,274
-------------------------------------------------------------------------------------------------------------------

Gross realized gains and losses for the years ended December 31, 1995 and 1994, were immaterial. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

--------------------------------------------------------------------------------

Humana Inc.


 5.  INCOME TAXES

The provision for income taxes consisted of the following:

                                                                      Years Ended December 31,
----------------------------------------------------------------------------------------------------------
Dollars in millions                                          1995              1994             1993
----------------------------------------------------------------------------------------------------------
Current provision:
  Federal                                                   $  78             $  72            $  57
  State                                                         7                11                6
----------------------------------------------------------------------------------------------------------
                                                               85                83               63
----------------------------------------------------------------------------------------------------------
Deferred provision (benefit):
  Federal                                                      11                (2)              (8)
  State                                                         2                                 (1)
----------------------------------------------------------------------------------------------------------
                                                               13                (2)              (9)
----------------------------------------------------------------------------------------------------------
                                                            $  98             $  81            $  54
----------------------------------------------------------------------------------------------------------

The income tax provision was different from the amount computed using the federal statutory income tax rate due to the following:

                                                                      Years Ended December 31,
----------------------------------------------------------------------------------------------------------

Dollars in millions                                          1995              1994             1993
----------------------------------------------------------------------------------------------------------
Income tax provision at federal statutory rate              $ 101             $  90             $ 50
State income taxes, net of federal benefit                      7                 7                4
Tax exempt investment income                                  (12)              (12)              (7)
Amortization                                                    6                 1                4
Other items, net                                               (4)               (5)               3
----------------------------------------------------------------------------------------------------------
                                                            $  98             $  81             $ 54
----------------------------------------------------------------------------------------------------------

Cumulative temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1995 and 1994, were as follows:

                                                                                 Assets
                                                                              (Liabilities)
-------------------------------------------------------------------------------------------------------------------
Dollars in millions                                                 1995                       1994
-------------------------------------------------------------------------------------------------------------------
Marketable securities                                             $   (9)                     $  15
Long-term assets                                                     (35)                        (4)
Medical costs payable                                                 27                          4
Unusual charges                                                       25                         25
Professional liability risks                                          28                         25
Other                                                                 41                         36
-------------------------------------------------------------------------------------------------------------------
                                                                  $   77                      $ 101
-------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Humana Inc.


Management believes that the deferred tax assets ultimately will be realized based primarily on the existence of sufficient taxable income within the allowable carryback periods.

During 1994, the Company received $71 million in income tax refunds for the settlement of disputes with the Internal Revenue Service related to the timing of medical claims deductions and the deductibility of intangible amortization for tax years 1988 through 1991. The Company had previously prepaid tax and interest for these issues for the 1988 and 1989 tax years to stop the accrual of interest on the disputed amounts. As a result of the settlement, the Company recognized a $29 million reduction of interest expense ($18 million or $.11 per share, net of tax) and a $10 million reduction of tax expense ($.06 per share), both of which represented the cumulative effect from 1988 to present of amounts previously provided. During 1995, the Company made a $30 million payment to the IRS to stop the accrual of interest for disputed amounts related to tax periods September 1, 1991 through December 31, 1993.

At December 31, 1995, the Company had net operating loss carryforwards of approximately $31 million related to prior acquisitions. These loss carryforwards, if unused to offset future taxable income of the acquired subsidiaries, will expire in 2002 through 2008.

6. LONG-TERM DEBT

On September 26, 1995, the Company amended and restated its revolving credit agreement (the "Credit Agreement"). The Credit Agreement, which expires in September 2000, provides for a $600 million revolving line of credit. Principal amounts outstanding under the Credit Agreement bear interest depending on the ratio of debt to debt plus net worth at rates ranging from LIBOR plus 16 basis points to LIBOR plus 40 basis points. The interest rate at December 31, 1995, was 6.1 percent. The Credit Agreement, under which $250 million was outstanding at December 31, 1995, contains customary covenants and events of default.

On November 30, 1995, the Company repaid $51 million of long-term debt assumed in connection with the acquisition of EMPHESYS Financial Group, Inc., ("EMPHESYS"). The debt was repaid with EMPHESYS' available cash.

7. PROFESSIONAL LIABILITY AND OTHER OBLIGATIONS

The Company insures substantially all professional liability risks through a wholly owned subsidiary (the "Captive Subsidiary"). Provisions for such risks, including expenses incident to claim settlements, were $27 million, $22 million and $17 million for the years ended December 31, 1995, 1994 and 1993, respectively. The Captive Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers. Allowance for professional liability risks and the equivalent amounts of marketable securities related to the funding thereof included in the accompanying consolidated balance sheet were $78 million and $63 million at December 31, 1995 and 1994, respectively.

In addition to the long-term portion of the allowance for professional liability risks, professional liability and other obligations in the accompanying consolidated balance sheet includes liabilities for disability and other long-term insurance products and the Company's retirement and employee benefit plans. These liabilities totaled $72 million and $18 million at December 31, 1995 and 1994, respectively.

--------------------------------------------------------------------------------
Humana Inc.


8. COMMON STOCKHOLDERS' EQUITY

For financial reporting purposes, the historical equity of the Company at the time of the Spinoff consisted of the cumulative net income or loss of the managed care health plan business, as well as $408 million of cash and other assets contributed by the Hospital Company.

The Company has plans under which options to purchase common stock have been granted to officers, certain directors and key employees. Options were granted at not less than the market price on the date of grant. Exercise provisions vary, but most options are exercisable in whole or in part one to four years after grant and expire ten years after grant.

The following shares of common stock of the Company were reserved at December 31, 1995:

-------------------------------------------------------------------------------------------------------------------
                                                                                           Shares
-------------------------------------------------------------------------------------------------------------------
Stock option plans                                                                        10,528,648
Other                                                                                        973,308
-------------------------------------------------------------------------------------------------------------------
                                                                                          11,501,956
-------------------------------------------------------------------------------------------------------------------

The Company's option plan activity for the years ended December 31, 1995, 1994 and 1993, is summarized below:

-------------------------------------------------------------------------------------------------------------------
                                                               Shares                  Option Price
                                                            Under Option                 Per Share
-------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1993                                      3,343,820           $  4.32   to   $ 12.12
  Granted                                                     6,467,500              6.56   to     14.44
  Exercised                                                    (967,446)             4.32   to     11.01
  Cancelled or lapsed                                          (324,139)             6.56   to     12.12
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                                    8,519,735              4.32   to     14.44
  Granted                                                       419,500             16.94   to     17.94
  Exercised                                                    (931,701)             4.32   to     11.01
  Cancelled or lapsed                                          (337,333)             6.56   to     17.94
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                                    7,670,201              4.32   to     17.94
  Granted                                                     3,107,000             18.94   to     23.06
  Exercised                                                    (751,096)             4.32   to     11.90
  Cancelled or lapsed                                          (190,250)             6.56   to     23.06
-------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                                    9,835,855           $  4.32   to   $ 23.06
-------------------------------------------------------------------------------------------------------------------

At December 31, 1995, options for 2,079,980 shares of common stock were exercisable while 692,793 shares of common stock were available for future grants.

As a result of current and pending state regulatory requirements, the Company must maintain various levels of equity in certain of its subsidiaries which indirectly limit the Company's ability to pay dividends from its subsidiaries to their parent. At December 31, 1995, $369 million of equity was restricted under these regulations.

--------------------------------------------------------------------------------
Humana Inc.


In 1987, the Company adopted a stockholders' rights plan designed to deter takeover initiatives not in the best interests of the Company's stockholders. On February 14, 1996, the Company amended and restated its stockholder rights plan to increase the exercise price of the rights to $145 per share from $25 per share, extend the plan's expiration to February 14, 2006, from March 4, 1997, and reduce the threshold at which the rights are triggered to 15 percent from 20 percent of the outstanding shares of the Company's common stock. The rights are redeemable by action of the Company's Board of Directors at a price of $.01 per right at any time prior to their becoming exercisable.

9. CONTINGENCIES

The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Current legislative proposals are being considered which include modification of future reimbursement rates under the Medicare program and proposals which encourage the use of managed health care for Medicare beneficiaries. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The loss of these contracts or significant changes in the Medicare risk program as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse affect on the revenues, profitability and business prospects of the Company.

On February 14, 1996, the Company was notified that its South Florida health plan received a full three year accreditation by the National Committee for Quality Assurance.

During the ordinary course of business, the Company is subject to pending and threatened legal actions. In addition, for periods prior to the Spinoff, the Company assumed liability for specified claims and continues to share risks with the Hospital Company with respect to certain litigation and other contingencies, both identified and unknown, existing at the time of the Spinoff. Management of the Company does not believe that any of these actions will have a material adverse effect on the Company's results of operations, financial position or cash flows.

The Company remains contingently liable as guarantor for approximately $55 million of debt incurred by Humana prior to the Spinoff and retained by the Hospital Company subsequent to the Spinoff.

10. ACQUISITIONS

On October 11, 1995, the Company acquired EMPHESYS, for a total purchase price of approximately $650 million. The purchase was funded with available cash of $400 million and borrowings of $250 million under the Company's Credit Agreement.

--------------------------------------------------------------------------------
Humana Inc.


On November 30, 1995, the Company acquired certain primary care centers in South Florida and Tampa previously owned by Coastal Physician Group, Inc. for approximately $50 million.

During the year ended December 31, 1994, the Company acquired two health plans for approximately $181 million.

The above acquisitions, and certain other minor acquisitions, were accounted for by the purchase method. In connection with these acquisitions, the Company allocated the acquisition cost to tangible and identifiable intangible assets based upon their fair values. Identifiable intangible assets, which are included in other long-term assets in the accompanying consolidated balance sheet, generally include subscriber and provider contracts, and at December 31, 1995 and 1994, totaled $124 million and $58 million, respectively. Any remaining value not assigned to tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired. Cost in excess of net tangible and identifiable intangible assets acquired, recorded in connection with the acquisitions, was $387 million in 1995 and $155 million in 1994. Subscriber and provider contracts are amortized over their estimated useful lives (7 to 14 years) while cost in excess of net assets acquired is amortized over periods not exceeding 40 years.

The results of operations for all the previously mentioned acquisitions have been included in the accompanying consolidated statement of income since the date of acquisition. The following unaudited pro forma consolidated results of operations give effect to the above acquisitions as if they had occurred on January 1, 1994:

                                                                   Year Ended
Dollars in millions except per share results:                     December 31,
                                                          1995                    1994
                                                          ----                    ----
       Revenues                                        $ 5,968                 $ 5,243
       Net income                                          200                     215
       Earnings per common share                          1.23                    1.33

The unaudited pro forma information may not necessarily reflect future results of operations or what the results of operations would have been had the acquisitions actually been consummated on January 1, 1994.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------


To the Board of Directors
Humana Inc.

         We have audited the accompanying consolidated balance sheet of Humana Inc. as of December 31, 1995 and 1994, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humana Inc. as of December 31, 1995 and 1994, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

         As discussed in Note 2 to the consolidated financial statements, Humana Inc. adopted the provisions of Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," effective December 31, 1993.





COOPERS & LYBRAND L.L.P.
Louisville, Kentucky
February 14, 1996

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Humana Inc.


A summary of the Company's quarterly results of operations follows:

-------------------------------------------------------------------------------------------------------------------
Dollars in millions except per share results                                    1995
-------------------------------------------------------------------------------------------------------------------
                                                            First       Second         Third      Fourth (a)
-------------------------------------------------------------------------------------------------------------------
Revenues                                                  $ 1,048      $ 1,070      $  1,094     $  1,490
Income before income taxes                                     80           68            65           75
Net income                                                     53           45            43           49
Earnings per common share                                     .32          .28           .27          .30


-------------------------------------------------------------------------------------------------------------------
Dollars in millions except per share results                                   1994
-------------------------------------------------------------------------------------------------------------------
                                                            First        Second (b)    Third       Fourth
-------------------------------------------------------------------------------------------------------------------
Revenues                                                  $   869      $   917      $    926     $    942
Income before income taxes                                     51           57            65           73
Net income                                                     32           37            42           48
Earnings per common share                                     .20          .23           .27          .30

(a) Includes the results of EMPHESYS Financial Group, Inc. since the date of acquisition.

(b) Excludes $11 million before income tax ($17 million or $.10 per share, net of tax) related to the favorable settlement of income tax disputes with the Internal Revenue Service partially offset by the write-down of a nonoperational asset.

DIRECTORS

--------------------------------------------------------------------------------------------------------------------------
K. FRANK AUSTEN, M.D.                            MICHAEL E. GELLERT                          JOHN R. HALL
Theodore B. Bayles Professor of  Medicine,       General Partner, Windcrest Partners,        Chairman of the Board
Harvard Medical School and the                   private investment partnership              and Chief Executive Officer,
Brigham and Women's Hospital                                                                 Ashland Inc.

DAVID A. JONES                                   DAVID A. JONES, JR.                         IRWIN LERNER
Chairman of the Board and Chief                  Managing Director,                          Retired Chairman of the Board
Executive Officer, Humana Inc.                   Chrysalis Ventures, Inc.,                   and Executive Committee,
                                                 venture capital firm                        Hoffmann-La Roche Inc.

W. ANN REYNOLDS, PH.D.                           WAYNE T. SMITH
Chancellor - City University of                  President and Chief Operating Officer,
New York                                         Humana Inc.


EXECUTIVE COMMITTEE
--------------------------------------------------------------------------------------------------------------------------

DAVID A. JONES                                   MICHAEL E. GELLERT                          WAYNE T. SMITH
Chairman


AUDIT COMMITTEE
--------------------------------------------------------------------------------------------------------------------------

MICHAEL E. GELLERT                               K. FRANK AUSTEN, M.D.                       JOHN R. HALL
Chairman

IRWIN LERNER


COMPENSATION COMMITTEE
--------------------------------------------------------------------------------------------------------------------------

K. FRANK AUSTEN, M.D.                            MICHAEL E. GELLERT                          IRWIN LERNER
Chairman

W. ANN REYNOLDS, PH.D.


INVESTMENT COMMITTEE
--------------------------------------------------------------------------------------------------------------------------

W. ANN REYNOLDS, PH.D.                           MICHAEL E. GELLERT                          JOHN R. HALL
Chairwoman

DAVID A. JONES, JR.


NOMINATING COMMITTEE
--------------------------------------------------------------------------------------------------------------------------

JOHN R. HALL                                     K. FRANK AUSTEN, M.D.                       DAVID A. JONES, JR.
Chairman

W. ANN REYNOLDS, PH.D.

EXECUTIVE MANAGEMENT

--------------------------------------------------------------------------------------------------------------------------
DAVID A. JONES                                             WAYNE T. SMITH
Chairman of the Board                                      President and
and Chief Executive Officer                                Chief Operating Officer

W. LARRY CASH                                              KAREN A. COUGHLIN
Senior Vice President - Finance and Operations             Senior Vice President - Region II

W. ROGER DRURY                                             PHILIP B. GARMON
Chief Financial Officer                                    Senior Vice President - Region I

ARTHUR P. HIPWELL                                          RONALD S. LANKFORD, M.D.
Senior Vice President and General Counsel                  Senior Vice President - Medical Affairs

GREGORY H. WOLF
Senior Vice President - Sales and Marketing

OFFICERS
--------------------------------------------------------------------------------------------------------------------------

JOSE G. ABREU                                              GEORGE G. BAUERNFEIND
Vice President - Medicare Sales                            Vice President - Taxes

DOUGLAS R. CARLISLE                                        JAMES W. DOUCETTE
Vice President Operations - Region I                       Vice President and Treasurer

PHILLIP B. DOUGLAS                                         ROBERT A. HORRAR
Vice President - Venture Capital                           Vice President - Human Resources

GAIL H. KNOPF                                              JOAN O. KROGER
Vice President and Chief Information Officer               Secretary

HEIDI S. MARGULIS                                          JERRY L. MCCLELLAN
Vice President - Government Affairs                        Vice President - Financial Services

MARY M. MCKINNEY                                           SHERI E. MITCHELL
Vice President - Internal Audit                            Vice President - Quality and Service Excellence

JAMES E. MURRAY                                            WALTER E. NEELY
Vice President - Finance                                   Vice President and Associate General Counsel

BRUCE D. PERKINS                                           R. EUGENE SHIELDS
Vice President Operations - Region II                      Vice President - Military Healthcare Services

THOMAS D. STROUD                                           GEORGE W. VIETH, JR.
Vice President - Sales and Marketing                       Vice President - Development and Planning

DAVID W. WILLE
Vice President and Chief Actuary

ADDITIONAL INFORMATION
-------------------------------------------------------------------------------

TRANSFER AGENT

Bank of Louisville
Security Transfer Department
Post Office Box 1497
Louisville, Kentucky  40201
800-925-0810


FORM 10-K
Copies of the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained, without charge, by writing:

    Investor Relations
    Humana Inc.
    Post Office Box 1438
    Louisville, Kentucky  40201-1438

Copies of the Company's Form 10-K and other Company information can also be obtained through the Internet at the following address:

    http: //www.Humana.com


STOCK LISTING
The Company's common stock trades on the New York Stock Exchange under the symbol HUM. The following table shows the range of high and low closing sales prices as reported on the New York Stock Exchange Composite Tape.

1995                    HIGH         LOW
-------------------------------------------------------------------------------
First Quarter           26-1/2       21-7/8
Second Quarter          27-1/8       17-3/8
Third Quarter           20-3/8       17-1/2
Fourth Quarter          28           18-5/8

1994                    HIGH         LOW
-------------------------------------------------------------------------------
First Quarter           22-1/8       16-7/8
Second Quarter          20-3/4       16-1/8
Third Quarter           23-5/8       16-3/8
Fourth Quarter          24-7/8       18-1/2


CORPORATE HEADQUARTERS
Humana Inc.
The Humana Building
500 West Main Street
Louisville, Kentucky  40202
(502) 580-1000


ANNUAL MEETING
The Company's Annual Meeting of Stockholders will be held on Thursday, May 9, 1996, at 10:00 a.m. in the Auditorium on the 25th floor of the Humana Building.