Form 10-K, Exhibit 13
period 1996-12-31
HUMANA INC
filed 1997-03-28
CIK 49071

                                                                      EXHIBIT 13

FINANCIAL SECTION
--------------------------------------------------------------------------------
Humana Inc.



 1        Selected Financial Data

 2        Management's Discussion and Analysis of Financial
           Condition and Results of Operations

 9        Consolidated Balance Sheet

10        Consolidated Statement of Income

11        Consolidated Statement of Common
           Stockholders' Equity

12        Consolidated Statement of Cash Flows

13        Notes to Consolidated Financial Statements

22        Report of Independent Accountants

23        Quarterly Financial Information (Unaudited)

24        Board of Directors

25        Senior Management and Officers

26        Additional Information

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions, except per share results
---------------------------------------------------------------------------------------------------------
For the years ended December 31,  1996 (A)         1995(b)     1994 (c)           1993          1992 (d)

SUMMARY OF OPERATIONS
---------------------------------------------------------------------------------------------------------

Revenues:
 Premiums:
    Commercial               $    4,326        $    2,934   $    2,056         $  1,709    $   1,642
    Medicare risk                 1,907             1,569        1,406            1,296        1,112
    CHAMPUS                         351
    Medicare supplement              93               102          114              132          127
---------------------------------------------------------------------------------------------------------
      Total premiums              6,677             4,605        3,576            3,137        2,881
 Interest                           101                87           62               48           36
 Other income                        10                10           16               10            4
---------------------------------------------------------------------------------------------------------
    Total revenues                6,788             4,702        3,654            3,195        2,921
Income (loss) before income
 taxes                               18               288          257              143         (154)
Net income (loss)                    12               190          176               89         (107)
Earnings (loss) per common
 share                              .07              1.17         1.10              .56         (.68)
Net cash provided by operations     341               150          298              185          124

FINANCIAL POSITION
---------------------------------------------------------------------------------------------------------

Cash and investments         $    1,727        $    1,518   $    1,203         $  1,134    $     614
Total assets                      3,153             2,878        1,957            1,731        1,189
Medical costs payable             1,099               866          527              448          400
Debt and other long-term
 obligations                        361               399           83               71           80
Stockholders' equity              1,292             1,287        1,058              889          376

OPERATING DATA
---------------------------------------------------------------------------------------------------------

Medical loss ratio                 84.3%             81.7%        81.6%            83.8%        86.3%
Administrative cost ratio          15.5%             13.9%        13.6%            13.2%        14.1%
Medical membership:
  Commercial                  2,814,800         2,883,900    1,528,300        1,214,000    1,219,800
  Medicare risk                 364,500           310,400      287,400          270,800      266,300
  CHAMPUS                     1,103,000
  Medicare supplement            97,700           115,000      131,700          153,600      198,900
                            -----------------------------------------------------------------------------
                              4,380,000         3,309,300    1,947,400        1,638,400    1,685,000
  Administrative services       471,000           495,100       93,500           63,700       30,600
                            -----------------------------------------------------------------------------
     Total                    4,851,000         3,804,400    2,040,900        1,702,100    1,715,600
                            =============================================================================

Specialty membership:
   Dental                       844,800           797,000
   Group life                   642,700           576,300
   Workers' compensation        132,700           234,200
   Other                        264,000           252,500
                            -----------------------------
     Total                    1,884,200         1,860,000
                            =============================

(a) Includes special charges of $215 million pretax ($140 million after tax or $.86 per share) related to the restructuring of the Washington, D.C., health plan, provision for expected future losses on insurance contracts, closing 13 service areas, discontinuing unprofitable products in three markets, a litigation settlement, and planned workforce reductions.
(b) Includes the operations of EMPHESYS Financial Group, Inc. since October 11, 1995, the date of acquisition.
(c) Includes nonrecurring income of $11 million pretax ($17 million after tax or $.10 per share) related to the favorable settlement of income tax disputes with the Internal Revenue Service partially offset by the write-down of a nonoperational asset.
(d) Includes $171 million pretax ($118 million after tax or $.75 per share) of restructuring and unusual charges.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
Humana Inc.

The consolidated financial statements of Humana Inc. ("Humana" or the "Company") in this Annual Report present the Company's financial position, results of operations, and cash flows and should be read in conjunction with the following discussion and analysis. This discussion and analysis contains both historical and forward-looking information. The forward-looking statements may be significantly impacted by risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that anticipated future results will be achieved. Readers are cautioned that a number of factors, which are described herein and defined below, could adversely affect the Company's ability to obtain these results, including the effects of either federal or state health care reform, renewal of the Company's Medicare risk contracts with the federal government, the renewal of the Company's CHAMPUS contract with the federal government, and the effects of other general business conditions, including but not limited to, government regulation, competition, premium rate changes, medical cost trends, changes in Commercial and Medicare risk membership, capital requirements, general economic conditions and the retention of key employees. Readers are also directed to the Company's Annual Report on Form 10-K for the year ended December 31, 1996, for additional discussion of risk factors.

INTRODUCTION
------------

The Company offers managed health care products that integrate medical management with the delivery of health care services through a network of providers. This network of providers may share financial risk or have incentives to deliver quality medical services in a cost-effective manner.
These products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracting providers. HMOs and PPOs control health care costs by various means, including pre-admission approval for hospital inpatient services and pre-authorization of outpatient surgical procedures. The Company also offers various specialty and administrative service products including dental, group life, workers' compensation, and pharmacy benefit management services.

The Company's HMO and PPO products are marketed primarily to employer and other groups ("Commercial") as well as Medicare and Medicaid-eligible individuals. The products marketed to Medicare-eligible individuals are either HMO products ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement"). The Medicare risk product provides managed care services that include all Medicare benefits and, in certain circumstances, additional managed care services.

On October 11, 1995, the Company acquired EMPHESYS Financial Group, Inc. ("EMPHESYS") for a total purchase price of approximately $650 million. The purchase was funded through available cash of $400 million and bank borrowings of $250 million. EMPHESYS is a leading provider of a broad range of managed care products to small businesses. EMPHESYS' medical loss and administrative cost ratios tend to be different from Humana's because of variances in the nature of each entity's products, customer base and the manner in which products and services are distributed to customers.

On July 1, 1996, the Company began providing managed health care services to approximately 1.1 million eligible beneficiaries under a potential five-year contract (a one-year contract renewable annually for up to four additional years) with the United States Department of Defense under the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS"). Under the CHAMPUS contract, the Company provides managed care services to the beneficiaries of active military personnel and retired military personnel and their beneficiaries located in the southeastern United States. The Company has subcontracted with third parties to provide certain administration and specialty services under the contract. Three health benefit options are available to CHAMPUS beneficiaries. In addition to a traditional indemnity option, participants may enroll in an HMO point-of-service plan or take advantage of reduced co-payments by using a network of preferred providers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

On January 31, 1997, the Company completed the sale of its Washington, D.C., health plan to Kaiser Foundation Health Plan of the Mid-Atlantic States, Inc. On January 16, 1997, the Company signed a definitive agreement to sell its Alabama operations to PrimeHealth of Alabama, Inc. The sale excludes the Company's small group business and the Company's Alabama CHAMPUS operations. These transactions will not have a material impact on the Company's financial position, results of operations, or cash flows.



SPECIAL CHARGES
---------------

During the second quarter of 1996, the Company recognized special charges of $200 million pretax ($130 million after tax or $.80 per share). The second quarter special charges included provisions for expected future losses on insurance contracts ($105 million) as well as an estimate of the costs to be incurred in restructuring the Washington, D.C., health plan and closing markets
or discontinuing product lines in 16 service areas.   The special charges also
included the write-off of miscellaneous assets, a litigation settlement, and other costs. During 1996, the beneficial effect of the second quarter charges approximated $30 million pretax ($20 million after tax or $.12 per share). The beneficial effect consisted primarily of charges against liabilities for expected future losses on insurance contracts.

The second quarter special charges are presented in the accompanying consolidated statement of income for the year ended December 31, 1996, as follows: the provision for expected future losses on insurance contracts ($105 million) has been included in medical costs; asset write-downs, restructuring costs, market closing and product discontinuance costs have been included in asset write-downs and other special charges ($81 million); and litigation and certain other costs have been included in selling, general and administrative expenses ($14 million).

During the fourth quarter of 1996, the Company recognized an additional special charge of $15 million pretax ($10 million after tax or $.06 per share). This charge included severance and facility costs related to planned workforce reductions, scheduled to be completed in 1997. The fourth quarter special charge has been included in the accompanying consolidated statement of income in asset write-downs and other special charges.

For additional information, see Note 3 of Notes to Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

COMPARISON OF RESULTS OF OPERATIONS
-----------------------------------
Years Ended December 31, 1996 and 1995

In order to enhance comparability, the following discussion comparing the year ended December 31, 1996, to the year ended December 31, 1995, excludes the impact of the $215 million pretax ($140 million after tax or $.86 per share) asset write-downs and other special charges recorded in 1996 related to provisions for expected future losses on insurance contracts, the restructuring of the Washington, D.C., health plan, closing 13 service areas, discontinuing unprofitable products in three markets, a litigation settlement, and planned workforce reductions.

The Company's premium revenues increased 46 percent to $6.7 billion for the year ended December 31, 1996, from $4.6 billion for the year ended December 31, 1995. The premium revenue increase is primarily attributable to the acquisition of EMPHESYS in the fourth quarter of 1995 and the commencing of health care services under the CHAMPUS contract during the third quarter of 1996. EMPHESYS premium revenues totaled approximately $1.7 billion for the year ended December 31, 1996, compared to approximately $370 million for the period October 11 through December 31, 1995. CHAMPUS premium revenues were approximately $351 million for the period July 1 through December 31, 1996. During 1996, Commercial premium rates declined 0.6 percent and the Medicare risk premium rates increased 7.8 percent. The effect of premium rate changes increased 1996 premium revenues by approximately $127 million. For 1997, Commercial premium rates are expected to increase approximately 2 to 3 percent, while Medicare risk premium rates are expected to increase approximately 4 to 5 percent. The Company's expected 1997 Medicare risk premium rate increase differs from an approximate 6 percent statutory increase as a result of a 1996 change in the geographic mix of the Company's members.

Membership in the Company's fully insured Commercial products declined 69,100 or 2 percent during the year ended December 31, 1996, due to the closing or sale of certain markets and the pricing of products at rates which are intended to maintain adequate profitability. This decline compares to an increase (excluding the EMPHESYS acquisition) of 276,900 or 19 percent for the year ended December 31, 1995. Medicare risk membership increased 54,100 or 17 percent for the year ended December 31, 1996, compared to an increase of 23,000 or 8 percent in 1995. Medicare supplement membership declined 17,300 during 1996, compared to a decline of 16,700 in 1995, while administrative services only ("ASO") membership declined 24,100 during 1996, compared to an increase (excluding the EMPHESYS acquisition) of 184,700 during 1995. Membership changes increased 1996 premium revenues by approximately $260 million. The membership changes which increased premium revenues included the Medicare risk membership growth described above and the beneficial effect on 1996 premium revenues of 1995 Commercial membership growth partially offset by the 1996 Commercial membership declines described above.

January 1997 fully insured Commercial membership declined 87,500 compared to a decline of 25,000 in January 1996. The January 1997 membership decline is the result of the Company's new pricing discipline as well as the closing or sale of certain markets. Management expects Commercial membership to be flat to slightly down for 1997 while Medicare risk membership is expected to increase approximately 20 percent.

Medical membership data at December 31, 1996 and 1995, follows:

-------------------------------------------------------------------------------
In thousands                                           1996             1995
-------------------------------------------------------------------------------

Beginning medical membership                         3,804.4          2,040.9
 Same-store sales                                      783.3            739.0
 Acquisitions                                                         1,344.3
 Same-store cancellations                             (839.7)          (319.8)
 CHAMPUS                                             1,103.0
-------------------------------------------------------------------------------
Ending medical membership                            4,851.0          3,804.4
-------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

The Company's medical loss ratio increased to 82.7 percent (excluding special charges) for the year ended December 31, 1996, from 81.7 percent for the year ended December 31, 1995. The increase in the medical loss ratio was due to increased medical costs during a Commercial pricing environment which saw premium rates decline 0.6 percent. Medical cost increases were most notable in hospital outpatient, physician, and pharmacy services in both the Commercial and Medicare risk products. Partially offsetting these cost increases was improvement in hospital inpatient utilization in both products. With the benefit of new pricing disciplines and medical management initiatives currently underway, modest improvement in the medical loss ratio is anticipated during 1997.

The Company's administrative cost ratio was 15.3 percent (excluding special charges) and 13.9 percent for the years ended December 31, 1996 and 1995, respectively. The increase in the administrative cost ratio was the result of higher administrative costs associated with both the EMPHESYS small-group and CHAMPUS businesses. Excluding the effect of the EMPHESYS acquisition and the addition of the CHAMPUS business, the Company's administrative cost ratio was
13.2 percent and 13.3 percent for the years ended December 31, 1996 and 1995, respectively. As a result of investment spending in such areas as customer service, information systems and Medicare risk product growth initiatives, the administrative cost ratio may increase modestly during 1997, most notably during the first half of the year.

Interest income totaled $101 million for the year ended December 31, 1996, compared to $87 million for the year ended December 31, 1995. The increase is primarily attributable to higher levels of cash, cash equivalents and marketable securities resulting from the addition of EMPHESYS. The tax equivalent yield on invested assets approximated 8 percent for the years ended December 31, 1996 and 1995. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life decreased to 3.1 years at December 31, 1996, from 4.0 years at December 31, 1995.

Income before income taxes, excluding the $215 million special charges previously discussed, totaled $234 million for the year ended December 31, 1996, compared to $288 million for the year ended December 31, 1995. Net income, also excluding the special charges, was $152 million or $.93 per share for the year ended December 31, 1996, compared to $190 million or $1.17 per share for the year ended December 31, 1995.

Years Ended December 31, 1995 and 1994

In order to enhance comparability, the following discussion comparing the year ended December 31, 1995, to the year ended December 31, 1994, excludes the impact of the $11 million pretax ($17 million after tax or $.10 per share) nonrecurring income recorded in 1994 related to the favorable settlement of income tax disputes with the Internal Revenue Service (the "IRS") partially offset by the write-down of a nonoperational asset.

The Company's premium revenues increased 29 percent to $4.6 billion for the year ended December 31, 1995, from $3.6 billion for the year ended December 31, 1994. The increase in premium revenues was attributable to the acquisition of EMPHESYS, same-store membership gains, and the 1994 acquisitions of CareNetwork, Inc. and Group Health Association. The Company's 5 percent increase in Medicare risk premium rates was generally offset by a 2 percent reduction in Commercial premium rates.

Membership in the Company's Commercial products increased 1,355,600 or 89 percent during the year ended December 31, 1995, which included 1.1 million fully-insured members resulting from the acquisition of EMPHESYS. On a same-store basis, Commercial membership for the year ended December 31, 1995, increased 276,900 or 19 percent compared to 113,200 or 9 percent in 1994. Medicare risk membership increased 23,000 or 8 percent for the year ended December 31, 1995, compared to an increase of 16,600 or 6 percent in 1994. Medicare supplement membership declined 16,700 members during the year ended December 31, 1995. ASO membership at December 31, 1995, increased to 495,100 members, including 216,900 members of EMPHESYS, from 93,500 members at December 31, 1994.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.


Medical membership data at December 31, 1995 and 1994, follows:

------------------------------------------------------------------------------
In thousands                                      1995                  1994
------------------------------------------------------------------------------
Beginning medical membership                    2,040.9               1,702.1
 Same-store sales                                 739.0                 396.6
 Acquisitions                                   1,344.3                 224.1
 Same-store cancellations                        (319.8)               (281.9)
------------------------------------------------------------------------------
Ending medical membership                       3,804.4               2,040.9
------------------------------------------------------------------------------

Excluding EMPHESYS, the Company's medical loss ratio increased to 82.0 percent for the year ended December 31, 1995, from 81.6 percent for the year ended December 31, 1994. The increase in the medical loss ratio was related primarily to an increase in hospital outpatient, physician, and pharmacy services in the Commercial product. In addition, the Company experienced greater than expected medical costs for membership in areas contiguous to existing markets, which was
where a significant amount of 1995 membership growth occurred.   Including
EMPHESYS, the Company's 1995 medical loss ratio was 81.7 percent.

The Company's administrative cost ratio was 13.9 percent and 13.6 percent for the years ended December 31, 1995 and 1994, respectively. The increase in the administrative cost ratio was the result of higher administrative costs associated with EMPHESYS' small-group business. Excluding the effect of the EMPHESYS acquisition, the Company's administrative cost ratio was 13.3 percent for the year ended December 31, 1995. The reduction from 1994 was the result of increased premium revenues benefitting the fixed portion of administrative costs.

Interest income totaled $87 million for the year ended December 31, 1995, compared to $62 million for the year ended December 31, 1994. The increase was primarily attributable to increased yields and higher levels of cash, cash equivalents and marketable securities resulting from the addition of EMPHESYS. The tax equivalent yield on invested assets approximated 8 percent and 6 percent for the years ended December 31, 1995 and 1994, respectively. The weighted average investment life increased to 4.0 years at December 31, 1995, from 2.3 years at December 31, 1994, primarily related to the addition of EMPHESYS' portfolio.

Income before income taxes, excluding the $11 million nonrecurring income previously discussed, totaled $288 million for the year ended December 31, 1995, compared to $246 million for the year ended December 31, 1994. Net income, also excluding the nonrecurring income, increased to $190 million or $1.17 per share from $159 million or $1.00 per share for the years ended December 31, 1995 and 1994, respectively.



LIQUIDITY
---------

Cash provided by the Company's operations totaled $341 million and $150 million for the years ended December 31, 1996 and 1995, respectively. The increase in operating cash flows was primarily attributable to the timing of payments for medical costs and other liabilities, due in large part to the commencing of operations under the CHAMPUS contract. Also impacting operating cash flows was a decrease in net income.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.


Cash provided by the Company's operations totaled $150 million and $298 million for the years ended December 31, 1995 and 1994, respectively. Operating cash flows for 1995 were below those of 1994 primarily as a result of a $71 million favorable settlement of tax disputes with the IRS received in 1994. The timing of cash receipts and disbursements related to premiums receivable, medical costs and other liabilities further reduced 1995 operating cash flows.

The Company maintains a revolving credit agreement (the "Credit Agreement") which provides a revolving line of credit of up to $600 million. Principal amounts outstanding under the Credit Agreement bear interest depending on the ratio of debt to debt plus net worth at rates ranging from LIBOR plus 16 basis points to LIBOR plus 40 basis points. The Credit Agreement, under which there were no outstanding borrowings at December 31, 1996, contains customary covenants and events of default and expires in September 2000.

On April 16, 1996, the Company implemented a commercial paper program and began issuing debt securities thereunder. At December 31, 1996, borrowings under the commercial paper program totaled approximately $222 million. The average interest rate for 1996 borrowings was 5.6 percent. Borrowings under the commercial paper program have been classified as long-term debt based on management's ability and intent to refinance borrowings on a long-term basis. The commercial paper program is backed by the Credit Agreement.

The Company's subsidiaries operate in states which require minimum levels of equity and regulate the payment of dividends to the parent company. As a result, the Company's ability to use operating subsidiaries' cash flows is restricted to the extent of the subsidiaries' ability to obtain regulatory approval to pay dividends.

Management believes that existing working capital, future operating cash flows, and funds available under the Credit Agreement and commercial paper program are
sufficient to meet future liquidity needs.   Management also believes the
aforementioned sources of funds are adequate to allow the Company to pursue strategic acquisition and expansion opportunities, as well as fund capital requirements.

CAPITAL RESOURCES
-----------------

The Company's ongoing capital expenditures relate primarily to medical care facilities used by either employed or affiliated physicians, as well as administrative facilities and related information systems necessary for activities such as claims processing, billing and collections, medical utilization review, and customer service. Total capital expenditures, excluding acquisitions, were $72 million, $54 million, and $39 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Excluding acquisitions, planned capital spending in 1997 will approximate $80 to $90 million for the expansion and improvement of medical care facilities, administrative facilities and related information systems.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

EFFECTS OF INFLATION AND CHANGING PRICES
----------------------------------------


The Company's operations are regulated by various state and federal government agencies. Actuarially determined premium rate increases for Commercial and Medicare supplement products are generally approved by the respective state insurance commissioners, while increases in premiums for Medicare risk products are established and implemented by the Health Care Financing Administration. Medicare risk premiums approximated 29 percent, 34 percent and 39 percent of the Company's premium revenues for the years ended December 31, 1996, 1995 and 1994, respectively. The Company's 1997 average rate of statutory increase under the Medicare risk contracts is approximately 6 percent. However, the Company's expected 1997 Medicare risk premium rate increase differs from the 6 percent statutory increase as a result of a change in the geographic mix of the Company's members. Over the last five years, annual increases have ranged from as low as 3 percent in January 1994 to as high as 12 percent in January 1993, with an average of approximately 7 percent, including the January 1997 increase. The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Current legislative proposals are being considered which include modification of future reimbursement rates under the Medicare program and which encourage the use of managed health care for Medicare beneficiaries. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations, or cash flows. Additionally, the Company's CHAMPUS contract is a one year contract renewable annually for up to four additional years. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability, and business prospects of the Company.



OTHER INFORMATION
-----------------

Resolution of various loss contingencies, including litigation pending against the Company in the ordinary course of business, is not expected to have a material adverse effect on the Company's financial position, results of operations, or cash flows.

CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions, except per share amounts
--------------------------------------------------------------------------------
December 31,                                                     1996      1995
--------------------------------------------------------------------------------

ASSETS
Current assets:
 Cash and cash equivalents                                     $  322    $  182
 Marketable securities                                          1,262     1,156
 Premiums receivable, less allowance for doubtful
   accounts of $38 in 1996 and $36 in 1995                        211       131
 Deferred income taxes                                             94        52
 Other                                                            113        72
--------------------------------------------------------------------------------
   Total current assets                                         2,002     1,593
--------------------------------------------------------------------------------

Property and equipment, net                                       371       382
Other assets:
 Long-term marketable securities                                  143       180
 Cost in excess of net assets acquired                            488       536
 Deferred income taxes                                             17        25
 Other                                                            132       162
--------------------------------------------------------------------------------
   Total other assets                                             780       903
--------------------------------------------------------------------------------
 Total Assets                                                  $3,153    $2,878
================================================================================

LIABILITIES AND COMMON STOCKHOLDERS' EQUITY

Current liabilities:
 Medical costs payable                                         $1,099    $  866
 Trade accounts payable and accrued expenses                      369       291
 Income taxes payable                                              32        35
--------------------------------------------------------------------------------
   Total current liabilities                                    1,500     1,192
Long-term debt                                                    225       250
Professional liability and other obligations                      136       149
--------------------------------------------------------------------------------
   Total liabilities                                            1,861     1,591
--------------------------------------------------------------------------------
Contingencies
Common stockholders' equity:
 Common stock, $.16 2/3 par; authorized 300,000,000
   shares; issued and outstanding 162,681,123 shares - 1996
   and 162,099,403 shares - 1995                                   27        27
 Capital in excess of par value                                   822       815
 Retained earnings                                                451       439
 Net unrealized investment gains (losses)                          (8)        6
--------------------------------------------------------------------------------
   Total common stockholders' equity                            1,292     1,287
--------------------------------------------------------------------------------
 Total Liabilities and Common Stockholders' Equity             $3,153    $2,878
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF INCOME
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions, except per share results
--------------------------------------------------------------------------------
Years Ended December 31,                     1996            1995          1994
--------------------------------------------------------------------------------

Revenues:
 Premiums                                  $6,677          $4,605        $3,576
 Interest                                     101              87            62
 Other income                                  10              10            16
--------------------------------------------------------------------------------

   Total revenues                           6,788           4,702         3,654
--------------------------------------------------------------------------------

Operating expenses:
 Medical costs                              5,625           3,762         2,918
 Selling, general and
  administrative                              940             571           436
 Depreciation and amortization                 98              70            50
 Asset write-downs and other
  special charges                              96                            18
--------------------------------------------------------------------------------

   Total operating expenses                 6,759           4,403         3,422
--------------------------------------------------------------------------------

Income from operations                         29             299           232

Interest expense (recovery)                    11              11           (25)
--------------------------------------------------------------------------------

Income before income taxes                     18             288           257

Provision for income taxes                      6              98            81
--------------------------------------------------------------------------------

Net income                                 $   12          $  190        $  176
================================================================================

Earnings per common share                    $.07        $   1.17      $   1.10
================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMMON STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------
Humana Inc.

In millions
------------------------------------------------------------------------------------------------------------------
                                                                                                       Total
                                                            Capital In              Net Unrealized     Common
                                           Common Stock      Excess of   Retained     Investment    Stockholders'
                                           ------------
                                       Shares       Amount   Par Value   Earnings   Gains (Losses)    Equity
------------------------------------------------------------------------------------------------------------------

Balance, January 1, 1994                 160        $27        $785        $ 73        $  4          $  889

 Net income                                                                 176                         176

 Other                                     1                     18                     (25)             (7)
------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1994               161         27         803         249         (21)          1,058

 Net income                                                                 190                         190

 Other                                     1                     12                      27              39
------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1995               162         27         815         439           6           1,287

 Net income                                                                  12                          12

 Other                                     1                      7                     (14)             (7)
------------------------------------------------------------------------------------------------------------------

BALANCE, DECEMBER 31, 1996               163        $27        $822        $451        $ (8)         $1,292
==================================================================================================================



The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS
-------------------------------------------------------------------------------------
Humana Inc.

Dollars in millions
-------------------------------------------------------------------------------------
Years Ended December 31,                            1996        1995          1994
-------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

 Net income                                        $  12       $ 190         $ 176
 Adjustments to reconcile net income
   to net cash provided by operating activities:
     Asset write-downs                                70                        18
     Depreciation and amortization                    98          70            50
     Deferred income taxes                           (25)         13            58
     Changes in operating assets and liabilities:
       Premiums receivable                           (81)        (27)           (8)
       Other assets                                  (31)         (4)            8
       Medical costs payable                         215          (9)           36
       Other liabilities                              81         (83)           67
       Unearned premium revenues                                              (110)
     Other                                             2                         3
-------------------------------------------------------------------------------------
   Net cash provided by operating activities         341         150           298
-------------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:

 Acquisitions of health plan assets                   (6)       (697)         (162)
 Purchases of property and equipment                 (72)        (54)          (39)
 Dispositions of property and equipment                5           5            13
 Purchases of marketable securities                 (440)       (402)         (523)
 Maturities and sales of marketable securities       356         731           337
 Other                                               (17)        (33)          (28)
-------------------------------------------------------------------------------------
   Net cash used in investing activities            (174)       (450)         (402)
-------------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:

 Issuance of long-term debt                                      250
 Repayment of long-term debt                        (250)        (51)
 Net commercial paper borrowings                     222
 Other                                                 1          11             4
-------------------------------------------------------------------------------------
   Net cash (used in) provided by financing
    activities                                       (27)        210             4
-------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents     140         (90)         (100)
Cash and cash equivalents at beginning of period     182         272           372
-------------------------------------------------------------------------------------

Cash and cash equivalents at end of period          $322        $182          $272
=====================================================================================

Interest payments (refunds), net                    $ 11        $ 12          $(20)
Income tax payments, net                              39          94            21

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Humana Inc.

1.  REPORTING ENTITY

Nature of Operations

Humana Inc. ("Humana" or the "Company") offers managed health care products that integrate medical management with the delivery of health care services through a network of providers. This network of providers may share financial risk or have incentives to deliver quality medical services in a cost-effective manner. These products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracting providers. HMOs and PPOs control health care costs by various means, including pre-admission approval for hospital inpatient services and pre-authorization of outpatient surgical procedures. The Company also offers various specialty and administrative service products including dental, group life, workers' compensation, and pharmacy benefit management services.

The Company's HMO and PPO products are marketed primarily to employer and other groups ("Commercial") as well as Medicare and Medicaid-eligible individuals. The products marketed to Medicare-eligible individuals are either HMO products ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement"). The Medicare risk product provides managed care services that include all Medicare benefits and, in certain circumstances, additional managed care services.

On July 1, 1996, the Company began providing managed health care services to approximately 1.1 million eligible beneficiaries under a potential five-year contract (a one-year contract renewable annually for up to four additional years) with the United States Department of Defense under the Civilian Health and Medical Program of the Uniformed Services ("CHAMPUS"). Under the CHAMPUS contract, the Company provides managed care services to the beneficiaries of active military personnel and retired military personnel and their beneficiaries located in the southeastern United States. The Company has subcontracted with third parties to provide certain administration and specialty services under the contract. Three health benefit options are available to CHAMPUS beneficiaries. In addition to a traditional indemnity option, participants may enroll in an HMO point-of-service plan or take advantage of reduced co-payments by using a network of preferred providers.

Basis of Presentation

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

Cash and Cash Equivalents

Cash and cash equivalents include cash, money market funds, commercial paper, and certain U.S. Government securities with an original maturity of three months or less. Carrying value approximates fair value due to the short-term maturities of the investments.

--------------------------------------------------------------------------------
Humana Inc.


Marketable Securities

At December 31, 1996 and 1995, marketable debt and equity securities have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Commercial mortgage loans are carried at cost. Marketable debt and equity securities available for current operations are classified as current assets. Marketable securities available for the Company's future acquisition, capital spending, professional liability, and long-term insurance product requirements are classified as long-term assets. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of common stockholders' equity until realized.

Property and Equipment

Property and equipment is carried at cost and comprises the following at December 31, 1996 and 1995:

------------------------------------------------------------------------------
Dollars in millions                                       1996           1995
------------------------------------------------------------------------------
Land                                                     $  33          $  34
Buildings                                                  278            282
Equipment                                                  370            333
------------------------------------------------------------------------------
                                                           681            649
Accumulated depreciation                                  (310)          (267)
------------------------------------------------------------------------------
                                                         $ 371          $ 382
==============================================================================

Depreciation is computed using the straight-line method over estimated useful lives ranging from 3 to 25 years. Depreciation expense was $59 million, $50 million, and $39 million for the years ended December 31, 1996, 1995 and 1994, respectively.

Cost in Excess of Net Assets Acquired

Cost in excess of net assets acquired represents the unamortized excess of cost over the fair value of tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over varying periods not exceeding 40 years. The carrying values of all intangible assets are periodically reviewed by management and impairments are recognized when the expected undiscounted future operating cash flows derived from operations associated with such intangible assets are less than their carrying value. Accumulated amortization totaled $18 million and $8 million at December 31, 1996 and 1995, respectively.

Revenue and Medical Cost Recognition

Premium revenues are recognized as income in the period members are entitled to receive services. Premiums received prior to such periods are recorded as unearned premium revenues.

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

Earnings per Common Share

Earnings per common share are based upon the weighted average number of common shares outstanding. Shares used in computing earnings per common share were 162,531,524, 162,268,815, and 160,910,641 for the years ended December 31, 1996,
1995 and 1994, respectively.

--------------------------------------------------------------------------------
Humana Inc.


3.  SPECIAL CHARGES

During the second quarter of 1996, the Company recognized special charges of $200 million pretax ($130 million after tax or $.80 per share). The second quarter special charges included provisions for expected future losses on insurance contracts ($105 million) as well as an estimate of the costs to be incurred in restructuring the Washington, D.C., health plan and closing markets
or discontinuing product lines in 16 market areas.   The special charges also
included the write-off of miscellaneous assets, a litigation settlement, and other costs. During 1996, the beneficial effect of the second quarter charges approximated $30 million pretax ($20 million after tax or $.12 per share). The beneficial effect consisted primarily of charges against liabilities for expected future losses on insurance contracts.

The special charges included $70 million of asset write-downs, related to long-lived assets, primarily associated with the Company's Washington, D.C., health plan. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, " the Company conducted a review of the carrying value of its Washington, D.C., health plan's long-lived assets. This review was initiated because the health plan was experiencing significant operating losses. A forecast of expected undiscounted future cash flows was prepared to determine whether an impairment existed and fair values were used to measure the amount of the impairment. As a result of the review, the Washington, D.C., health plan's long-lived assets were written down to their estimated fair value.

The second quarter special charges have been included in the accompanying consolidated statement of income for the year ended December 31, 1996, as follows: the provision for expected future losses on insurance contracts ($105 million) has been included in medical costs; asset write-downs, restructuring costs, market closing and product discontinuance costs have been included in asset write-downs and other special charges ($81 million); and litigation and certain other costs have been included in selling, general and administrative expenses ($14 million).

During the fourth quarter of 1996, the Company recognized an additional special charge of $15 million pretax ($10 million after taxes or $.06 per share). This charge included severance and facility costs related to planned workforce reductions, scheduled to be completed in 1997. The fourth quarter special charge has been included in the accompanying consolidated statement of income in asset write-downs and other special charges.

The components and usage of the 1996 special charges follows:

----------------------------------------------------------------------------------------------------
                                           Liability For        Asset
                                          Expected Future   Write-downs &
                                             Losses On        Workforce
Dollars in millions                     Insurance Contracts   Reductions     Other         Total
----------------------------------------------------------------------------------------------------
Provision for special charges                   $105           $ 96          $ 14          $215

1996 usage (cash)                                (30)           (11)          (10)          (51)

1996 usage (non-cash)                                           (70)                        (70)
----------------------------------------------------------------------------------------------------
Balances at December 31, 1996                   $ 75           $ 15          $  4          $ 94
====================================================================================================

On January 31, 1997, the Company completed the sale of its Washington, D.C., health plan. On January 16, 1997, the Company signed a definitive agreement to sell its Alabama operations. These transactions will further reduce the liability for expected future losses on insurance contracts by approximately $30 to $35 million. As a result, these transactions will not have a material impact on the Company's financial position, results of operations, or cash flows.

--------------------------------------------------------------------------------
Humana Inc.


At December 31, 1996, there were additional liabilities totaling approximately $50 million included in the accompanying consolidated balance sheet, primarily related to contract disputes. This liability was originally recognized in August 1992. Management regularly evaluates the continued reasonableness of this liability, as well as the 1996 special charges, and to the extent adjustments are necessary, current earnings are charged or credited.

In June 1994, the Company recorded an $18 million pretax charge ($11 million after tax or $.07 per share) to reduce the net book value of a nonoperational asset to its estimated fair value.

4.  MARKETABLE SECURITIES

Marketable securities classified as current assets at December 31, 1996 and 1995, included the following:

                                                         1996                                                  1995
                                  --------------------------------------------------       -----------------------------------------
                                                     Gross       Gross                                      Gross      Gross
                                  Amortized       Unrealized  Unrealized        Fair       Amortized     Unrealized Unrealized  Fair
Dollars in millions                  Cost           Gains       Losses         Value          Cost          Gains     Losses   Value
------------------------------------------------------------------------------------------------------------------------------------

U.S. Government securities           $  67                      $  (1)        $   66         $   77          $  1        $(1) $   77
Tax exempt municipal bonds             613          $   3          (6)           610            560             6         (3)    563
Corporate bonds                        313              1          (3)           311            331             9                340
Redeemable preferred stock             117                         (1)           116             13                               13
Marketable equity
 securities                             79              2          (3)            78             57             1         (4)     54
Collateralized mortgage
 obligations                            54              1                         55             90             2                 92
Other                                   23              6          (3)            26             16             1                 17
------------------------------------------------------------------------------------------------------------------------------------
                                    $1,266          $  13       $ (17)        $1,262         $1,144           $ 20       $(8) $1,156
====================================================================================================================================

Marketable securities classified as long-term assets at December 31, 1996 and 1995, included the following:

                                                         1996                                                  1995
                                  --------------------------------------------------       -----------------------------------------
                                                     Gross       Gross                                      Gross      Gross
                                  Amortized       Unrealized  Unrealized        Fair       Amortized     Unrealized Unrealized  Fair
Dollars in millions                  Cost           Gains       Losses         Value          Cost          Gains     Losses   Value
------------------------------------------------------------------------------------------------------------------------------------

Tax exempt municipal bonds           $  77                      $  (1)        $   76         $   65           $  1       $(3) $   63
Redeemable preferred stocks              9                                         9             50                               50
Marketable equity securities             5                                         5              8                                8
Other                                   52          $   1                         53             59                               59
------------------------------------------------------------------------------------------------------------------------------------
                                      $143          $   1       $  (1)        $  143         $  182           $  1       $(3) $  180
====================================================================================================================================

The contractual maturities of debt securities available for sale at December 31, 1996, regardless of their balance sheet classification, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  Amortized                       Fair
Dollars in millions                                                                 Cost                         Value
------------------------------------------------------------------------------------------------------------------------------------
Due within one year                                                                  $  117                      $  113
Due after one year through five years                                                   438                         437
Due after five years through ten years                                                  261                         264
Due after ten years                                                                     134                         138
Not due at a single maturity date                                                       375                         370
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     $1,325                      $1,322
====================================================================================================================================

Gross realized gains and losses for the years ended December 31, 1996 and 1995, were immaterial. For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

--------------------------------------------------------------------------------
Humana Inc.


5.  INCOME TAXES

The provision for income taxes consisted of the following:

                                                 Years Ended December 31,
--------------------------------------------------------------------------------
Dollars in millions                                1996    1995   1994
--------------------------------------------------------------------------------
Current provision:
  Federal                                         $  30   $  78  $  72
  State                                               1       7     11
--------------------------------------------------------------------------------
                                                     31      85     83
--------------------------------------------------------------------------------
Deferred provision (benefit):
  Federal                                           (23)     11     (2)
  State                                              (2)      2
--------------------------------------------------------------------------------
                                                    (25)     13     (2)
--------------------------------------------------------------------------------
                                                  $   6   $  98  $  81
================================================================================

The income tax provision was different from the amount computed using the federal statutory income tax rate due to the following:

                                                  Years Ended December 31,
--------------------------------------------------------------------------------
Dollars in millions                                1996    1995    1994
--------------------------------------------------------------------------------
Income tax provision at federal statutory rate    $   6   $ 101   $  90
State income taxes, net of federal benefit            1       7       7
Tax exempt investment income                        (12)    (12)    (12)
Amortization                                         12       6       1
Other items, net                                     (1)     (4)     (5)
--------------------------------------------------------------------------------
                                                  $   6   $  98   $  81
================================================================================

Cumulative temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1996 and 1995, were as follows:

                                                    Assets (Liabilities)
--------------------------------------------------------------------------------
Dollars in millions                                   1996       1995
--------------------------------------------------------------------------------
Marketable securities                                $   2      $  (9)
Long-term assets                                       (41)       (35)
Medical costs payable                                   28         27
Liabilities for special charges                         46         25
Professional liability risks                            34         28
Other                                                   42         41
--------------------------------------------------------------------------------
                                                     $ 111      $  77
================================================================================

Management believes that the deferred tax assets ultimately will be realized based primarily on the existence of sufficient taxable income within the allowable carryback periods.

--------------------------------------------------------------------------------
Humana Inc.

During 1994, the Company received $71 million in income tax refunds for the settlement of disputes with the Internal Revenue Service (the "IRS") related to the timing of medical claims deductions and the deductibility of intangible amortization for tax years 1988 through 1991. The Company had previously prepaid tax and interest for these issues for the 1988 and 1989 tax years to stop the accrual of interest expense on the disputed amounts. As a result of the settlement, the Company recognized a $29 million reduction of interest expense ($18 million after tax or $.11 per share) and a $10 million reduction of tax expense ($.06 per share), both of which represented the cumulative effect from 1988 to 1994 of amounts previously provided. During 1995, the Company made a $30 million payment to the IRS to stop the accrual of interest expense and resolve disputed amounts related to tax periods September 1, 1991, through December 31, 1993.

At December 31, 1996, the Company had net operating loss carryforwards of approximately $28 million related to prior acquisitions. These loss carryforwards, if unused to offset future taxable income of the acquired subsidiaries, will expire in 2002 through 2008.


6.  LONG-TERM DEBT

The Company maintains a revolving credit agreement (the "Credit Agreement") which provides a revolving line of credit of up to $600 million. Principal amounts outstanding under the Credit Agreement bear interest depending on the ratio of debt to debt plus net worth at rates ranging from LIBOR plus 16 basis points to LIBOR plus 40 basis points. The Credit Agreement, under which there were no outstanding borrowings at December 31, 1996, contains customary covenants and events of default and expires in September 2000.

On April 16, 1996, the Company implemented a commercial paper program and began issuing debt securities thereunder. At December 31, 1996, borrowings under the commercial paper program totaled approximately $222 million. The average
interest rate for 1996 borrowings was 5.6 percent.   Borrowings under the
commercial paper program have been classified as long-term debt based on management's ability and intent to refinance borrowings on a long-term basis. The commercial paper program is backed by the Credit Agreement.


7.  PROFESSIONAL LIABILITY AND OTHER OBLIGATIONS

The Company insures substantially all professional liability risks through a wholly owned subsidiary (the "Subsidiary"). Provisions for such risks, including expenses incident to claim settlements, were $31 million, $27 million, and $22 million for the years ended December 31, 1996, 1995 and 1994, respectively. The Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers. Allowance for professional liability risks and the equivalent amounts of marketable securities related to the funding thereof included in the accompanying consolidated balance sheet were $95 million and $78 million at December 31, 1996 and 1995, respectively.

In addition to the long-term portion of the allowance for professional liability risks, professional liability and other obligations in the accompanying consolidated balance sheet consists primarily of liabilities for disability and other long-term insurance products and the Company's employee retirement and benefit plans. These liabilities totaled $61 million and $87 million at December 31, 1996 and 1995, respectively.

--------------------------------------------------------------------------------
Humana Inc.

8.  COMMON STOCKHOLDERS' EQUITY

As a result of state regulatory requirements, the Company must maintain certain levels of equity in its licensed subsidiaries. The Company's ability to make use of the equity of its subsidiaries is subject to these equity restrictions as well as regulatory approval.

In 1987, the Company adopted and in 1996 amended a stockholders' rights plan designed to deter takeover initiatives not considered to be in the best
interests of the Company's stockholders.   The rights are redeemable by action
of the Company's Board of Directors at a price of $.01 per right at any time prior to their becoming exercisable. Pursuant to the plan, under certain conditions, each share of stock has a right to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per share. The plan expires in 2006.

The Company has plans under which options to purchase common stock have been granted to officers, directors and key employees. Options are granted at market price on the date of grant. Exercise provisions vary, but most options vest in whole or in part one to five years after grant and expire ten years after grant. At December 31, 1996, there were 15,431,887 shares reserved for employee and director stock option plans. At December 31, 1996, there were 4,510,000 shares of common stock available for future grants. In January 1997, a total of 2,130,000 options were granted.

The Company's option plan activity for the years ended December 31, 1996, 1995 and 1994, is summarized below:

---------------------------------------------------------------------------------------------
                                                                            Weighted
                                Shares               Exercise Price         Average
                              Under Option             Per Share          Exercise Price
---------------------------------------------------------------------------------------------
Balance, January 1, 1994       8,519,735     $ 4.32    to    $14.44         $ 7.40
  Granted                        419,500      16.94    to     17.94          17.67
  Exercised                     (931,701)      4.32    to     11.01           8.66
  Canceled or lapsed            (337,333)      6.56    to     17.94           8.84
---------------------------------------------------------------------------------------------
Balance, December 31, 1994     7,670,201       4.32    to     17.94           7.75
  Granted                      3,107,000      18.94    to     23.06          22.84
  Exercised                     (751,096)      4.32    to     11.90           8.35
  Canceled or lapsed            (190,250)      6.56    to     23.06          13.11
---------------------------------------------------------------------------------------------
Balance, December 31, 1995     9,835,855       4.32    to     23.06          12.37
  Granted                      1,888,500      15.63    to     27.56          19.74
  Exercised                     (454,044)      4.32    to     23.06           8.11
  Canceled or lapsed            (348,424)      6.56    to     27.56          15.87
---------------------------------------------------------------------------------------------
Balance, December 31, 1996    10,921,887     $ 4.32    to    $26.94         $13.71
=============================================================================================

A summary of stock options outstanding and exercisable at December 31, 1996 follows:

-----------------------------------------------------------------------------------------------------
                                                Stock Options                    Stock Options
                                                 Outstanding                      Exercisable
-----------------------------------------------------------------------------------------------------
                                                  Weighted
                                                  Average       Weighted                  Weighted
                                                 Remaining      Average                   Average
       Range of                                 Contractual     Exercise                  Exercise
    Exercise Prices                Shares          Life          Price        Shares       Price
-----------------------------------------------------------------------------------------------------
 $  4.32   to    $ 6.56         4,027,261        5.4 years       $ 6.54     2,436,011       $ 6.52
    6.70   to      9.64         1,608,645        5.3 years         7.96       938,895         7.93
   10.54   to     14.44           202,950        4.2 years        11.19       195,450        11.21
   15.63   to     22.44         2,110,500        9.2 years        18.60       161,716        18.78
   22.63   to     26.94         2,972,531        7.5 years        23.23     1,054,897        23.06
-----------------------------------------------------------------------------------------------------
 $  4.32   to    $26.94        10,921,887        6.7 years       $13.71     4,786,969       $11.05
=====================================================================================================

--------------------------------------------------------------------------------
Humana Inc.

As of December 31, 1995 and 1994, there were 2,079,980 and 1,304,201 options exercisable, respectively. The weighted average exercise price of options exercisable during 1995 and 1994 was $7.51 and $8.41, respectively.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("SFAS No. 123") but continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in the accounting for its stock option plans. If the Company had adopted the expense recognition provisions of SFAS No. 123 for purposes of determining compensation expense related to stock options granted during the years ended December 31, 1996 and 1995, net income and earnings per common share would have been changed to the pro forma amounts shown below:

                                                              Years Ended
                                                              December 31,
--------------------------------------------------------------------------------
Dollars in millions, except per share results            1996              1995
--------------------------------------------------------------------------------
Net income                      As reported             $  12             $ 190
                                Pro forma                   4               181
--------------------------------------------------------------------------------
Earnings per common share       As reported             $ .07             $1.17
                                Pro forma                 .02              1.11
--------------------------------------------------------------------------------

The fair value of each option granted during 1996 and 1995 was estimated on the date of grant using an option-pricing model (Black-Scholes) with the following weighted average assumptions: (i) no dividend yield, (ii) an expected volatility of 40.2 percent, (iii) a risk-free interest rate of 7.0 percent, and (iv) an
expected option life of 5.8 years.   Based upon the above assumptions, the
weighted average fair value at grant date of options granted during 1996 and 1995 was $8.92 and $9.57, respectively. The effects of applying SFAS No. 123 in the pro forma disclosures are not likely to be representative of the effects on pro forma net income for future years because variables such as option grants, exercises, and stock price volatility included in the disclosures may not be indicative of future activity.

9.  CONTINGENCIES

The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Current legislative proposals are being considered which include modification of future reimbursement rates under the Medicare program and which encourage the use of managed health care for Medicare beneficiaries. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations, or cash flows. Additionally, the Company's CHAMPUS contract is a one year contract renewable annually for up to four additional years. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability, and business prospects of the Company.

During the ordinary course of business, the Company is subject to pending and threatened legal actions. Management of the Company does not believe that any of these actions will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

The Company remains contingently liable as guarantor for approximately $55 million of debt incurred prior to the March 1, 1993, separation of Humana's managed care and hospital businesses into two independent publicly-held companies.

--------------------------------------------------------------------------------
Humana Inc.

10.  ACQUISITIONS

On October 11, 1995, the Company acquired EMPHESYS Financial Group, Inc. ("EMPHESYS") for a total purchase price of approximately $650 million. The purchase was funded though available cash of $400 million and bank borrowings of
$250 million under the Company's Credit Agreement.    On November 30, 1995, the
Company acquired certain primary care centers in South Florida and Tampa previously owned by Coastal Physician Group, Inc. for approximately $50 million. During the year ended December 31, 1994, the Company acquired two health plans for approximately $181 million.

The above acquisitions, and certain other minor acquisitions, were accounted for under the purchase method. In connection with these acquisitions, the Company allocated the acquisition costs to tangible and identifiable intangible assets based upon their fair values. Identifiable intangible assets, which are included in other long-term assets in the accompanying consolidated balance sheet, include subscriber and provider contracts, and at December 31, 1996 and 1995, totaled $88 million and $124 million, respectively. Any remaining value not assigned to tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired. Cost in excess of net tangible and identifiable intangible assets acquired, recorded in connection with the acquisitions, was $387 million in 1995. Subscriber and provider contracts are amortized over their estimated useful lives (7 to 14 years) while cost in excess of net assets acquired is amortized over periods not exceeding 40 years.

The results of operations for the previously mentioned acquisitions have been included in the accompanying consolidated statement of income since the date of acquisition. The following unaudited pro forma consolidated results of operations give effect to those acquisitions as if they had occurred on January 1, 1994:


                                                          Years Ended
                                                          December 31,
   -------------------------------------------------------------------------
   Dollars in millions, except per share results      1995             1994
   -------------------------------------------------------------------------
   Revenues                                         $5,968           $5,243

   Net income                                          200              215

   Earnings per common share                          1.23             1.33

The unaudited pro forma information may not necessarily reflect future results of operations or what the results of operations would have been had the acquisitions actually been consummated on January 1, 1994.

On December 30, 1996, the Company entered into a stock purchase agreement to acquire Health Direct, Inc. ("Health Direct") from Advocate Health Care ("Advocate") for $23 million. Health Direct provides managed health care services to approximately 50,000 members (including 24,000 employees of Advocate) in the metropolitan Chicago, Illinois area.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
To the Board of Directors
Humana Inc.

     We have audited the accompanying consolidated balance sheet of Humana Inc. as of December 31, 1996 and 1995, and the related consolidated statements of income, common stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humana Inc. as of December 31, 1996 and 1995, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.
Louisville, Kentucky
February 11, 1997

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Humana Inc.


A summary of the Company's quarterly results of operations follows:


--------------------------------------------------------------------------------
Dollars in millions, except
 per share results                                      1996
--------------------------------------------------------------------------------
                                      First    Second (a)    Third    Fourth (b)
--------------------------------------------------------------------------------

Revenues                              $1,588   $1,605        $1,784   $1,811
Income (loss) before income taxes         81     (146)           48       35
Net income (loss)                         53      (95)           32       22
Earnings (loss) per common share         .32     (.58)          .20      .13


--------------------------------------------------------------------------------
Dollars in millions, except
 per share results                                      1995
--------------------------------------------------------------------------------
                                      First    Second        Third    Fourth (c)
--------------------------------------------------------------------------------

Revenues                              $1,048   $1,070        $1,094   $1,490
Income before income taxes                80       68            65       75
Net income                                53       45            43       49
Earnings per common share                .32      .28           .27      .30




(a) Includes special charges of $200 million pretax ($130 million after tax or $.80 per share) related to the restructuring of the Washington, D.C., health plan, provision for expected future losses on insurance contracts, closing 13 service areas, discontinuing unprofitable products in three markets, and a litigation settlement.

(b) Includes a special charge of $15 million pretax ($10 million after tax or $.06 per share) related to planned workforce reductions.

(c) Includes the results of EMPHESYS Financial Group, Inc. since October 11, 1995, the date of acquisition.

BOARD OF DIRECTORS
------------------------------------------------------------------------------------------------------------------------

K. FRANK AUSTEN, M.D.                         MICHAEL E. GELLERT                    JOHN R. HALL
Theodore B. Bayles Professor of  Medicine,    General Partner, Windcrest            Retired Chairman of the Board
 Harvard Medical School and the               Partners,                             and Chief Executive Officer,
Brigham and Women's Hospital                  private investment partnership        Ashland Inc.


DAVID A. JONES                                DAVID A. JONES, JR.                   IRWIN LERNER
Chairman of the Board and Chief               Vice Chairman, Humana Inc.            Retired Chairman of the
Executive Officer, Humana Inc.                Managing Director,                    Board
                                              Chrysalis Ventures, Inc.,             and Executive Committee,
                                              venture capital firm                  Hoffmann-La Roche Inc.



W. ANN REYNOLDS, PH.D.
Chancellor - City University of
New York

EXECUTIVE COMMITTEE
------------------------------------------------------------------------------------------------------------------------

DAVID A. JONES                                MICHAEL E. GELLERT                    DAVID A. JONES, JR.
Chairman


AUDIT COMMITTEE
------------------------------------------------------------------------------------------------------------------------

MICHAEL E. GELLERT                            K. FRANK AUSTEN, M.D.                 JOHN R. HALL
Chairman

IRWIN LERNER


COMPENSATION COMMITTEE
------------------------------------------------------------------------------------------------------------------------

K. FRANK AUSTEN, M.D.                         MICHAEL E. GELLERT                    IRWIN LERNER
Chairman

W. ANN REYNOLDS, PH.D.


INVESTMENT COMMITTEE
------------------------------------------------------------------------------------------------------------------------

W. ANN REYNOLDS, PH.D.                          MICHAEL E. GELLERT                  JOHN R. HALL
Chairwoman

DAVID A. JONES, JR.


NOMINATING COMMITTEE
------------------------------------------------------------------------------------------------------------------------

JOHN R. HALL                                    K. FRANK AUSTEN, M.D.               DAVID A. JONES, JR.
Chairman

W. ANN REYNOLDS, PH.D.

SENIOR MANAGEMENT
--------------------------------------------------------------------------------------------------------------
DAVID A. JONES                                                GREGORY H. WOLF
Chairman of the Board and Chief Executive Officer             President and Chief Operating Officer



DAVID R. ASTAR                                                KAREN A. COUGHLIN
Vice President-Customer Service                               Division II-President
and Quality

KENNETH J. FASOLA                                             ARTHUR P. HIPWELL
Vice President and National Sales Manager                     Senior Vice President and General Counsel

GAIL H. KNOPF                                                 MICHAEL B. MCCALLISTER
Vice President-Information Systems                            Division I-President

JAMES E. MURRAY                                               DAVID R. NELSON
Chief Financial Officer                                       Vice President-Risk Management and Chief Actuary

BRUCE D. PERKINS                                              JERRY D. REEVES, M.D.
Senior Vice President-                                        Senior Vice President and Chief Medical Officer
Provider Affairs and Reengineering

GREGORY K. ROTHERHAM                                          KIRK E. ROTHROCK
Vice President-Marketing                                      Vice President-Specialty Products and
                                                              Business Development

GEORGE W. VIETH, JR.                                          TOD J. ZACHARIAS
Vice President-Development and Planning                       Vice President
                                                              Employers Health Insurance Company



OFFICERS
--------------------------------------------------------------------------------------------------------------
GEORGE G. BAUERNFEIND                                         DOUGLAS R. CARLISLE
Vice President - Tax                                          Vice President

JAMES W. DOUCETTE                                             ROBERT A. HORRAR
Vice President and Treasurer                                  Vice President-Human Resources

JOAN O. KROGER                                                THOMAS J. LISTON
Secretary                                                     Vice President-Finance

HEIDI S. MARGULIS                                             SHERI E. MITCHELL
Vice President-Government Affairs                             Vice President - Quality and Service Excellence

WALTER E. NEELY                                               R. EUGENE SHIELDS
Vice President and Associate General Counsel                  Military Health Services Division-President

DAVID W. WILLE
Vice President

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


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

  http://www.Humana.com

STOCK LISTING

The Company's common stock trades on the New York Stock Exchange under the symbol HUM. The following table shows the range of high and low closing sales prices as reported on the New York Stock Exchange Composite Tape.

1996                  HIGH          LOW
-------------------------------------------
First Quarter         28-3/4        24
Second Quarter        26-1/2        17-5/8
Third Quarter         21-1/4        15-5/8
Fourth Quarter        21-1/4        17-3/4

1995                  HIGH          LOW
-------------------------------------------
First Quarter         26-1/2        21-7/8
Second Quarter        27-1/8        17-3/8
Third Quarter         20-3/8        17-1/2
Fourth Quarter        28            18-5/8



CORPORATE HEADQUARTERS
Humana Inc.
The Humana Building
500 West Main Street
Louisville, Kentucky  40202
(502) 580-1000
(800) 486-2620


ANNUAL MEETING
The Company's Annual Meeting of Stockholders will be held on Thursday, May 8, 1997, at 10:00 a.m. in the Auditorium on the 25th floor of the Humana Building.