Form 10-K, Exhibit 13
period 1997-12-31
HUMANA INC
filed 1998-03-31
CIK 49071

                                                                      EXHIBIT 13

FINANCIAL SECTION
--------------------------------------------------------------------------------
Humana Inc.



 1 Selected Financial Data

 2 Management's Discussion and Analysis of Financial
   Condition and Results of Operations

 3 Consolidated Balance Sheets

 4 Consolidated Statements of Income

 5 Consolidated Statements of Stockholders' Equity

 6 Consolidated Statements of Cash Flows

 7 Notes to Consolidated Financial Statements

 8 Report of Independent Accountants

 9 Quarterly Financial Information (Unaudited)

10 Board of Directors

11 Corporate Officers

12 Additional Information

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions, except per share results
----------------------------------------------------------------------------------------------------
For the years ended December 31,  1997 (a)            1996 (b)     1995 (c)      1994 (d)    1993
----------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS
----------------------------------------------------------------------------------------------------
Revenues:
 Premiums:
   Commercial                      $4,387              $4,255       $2,883        $2,054      $1,709
   Medicare risk                    2,426               1,907        1,569         1,406       1,296
   TRICARE                            764                 351            -             -           -
   Medicaid                           224                  71           51             2           -
   Medicare supplement                 79                  93          102           114         132
----------------------------------------------------------------------------------------------------
     Total premiums                 7,880               6,677        4,605         3,576       3,137

 Interest and other income            156                 111           97            78          58
----------------------------------------------------------------------------------------------------
    Total revenues                  8,036               6,788        4,702         3,654       3,195

Income before income taxes            270                  18          288           257         143
Net income                            173                  12          190           176          89
Earnings per common share            1.06                 .07         1.17          1.10         .56
Earnings per common share -
 assuming dilution                   1.05                 .07         1.16          1.07         .55
Net cash provided by operations       289                 341          150           298         185

FINANCIAL POSITION
----------------------------------------------------------------------------------------------------
Cash and investments               $2,646              $1,727       $1,518        $1,203      $1,134
Total assets                        5,418               3,153        2,878         1,957       1,731
Medical and other costs payable     2,075               1,099          866           527         448
Debt and other long-term
 obligations                        1,057                 361          399            83          71
Stockholders' equity                1,501               1,292        1,287         1,058         889

OPERATING DATA
----------------------------------------------------------------------------------------------------
Medical loss ratio                   82.8%               84.3%        81.7%         81.6%       83.8%
Administrative cost ratio            15.5%               15.5%        13.9%         13.6%       13.2%
Medical membership:
  Commercial                    3,258,600           2,759,600    2,834,900     1,500,800   1,214,000
  Medicare risk                   480,800             364,500      310,400       287,400     270,800
  TRICARE                       1,112,200           1,103,000            -             -           -
  Medicaid                        635,200              55,200       49,000        27,500           -
  Medicare supplement              68,800              97,700      115,000       131,700     153,600
----------------------------------------------------------------------------------------------------
                                5,555,600           4,380,000    3,309,300     1,947,400   1,638,400
  Administrative services         651,200             471,000      495,100        93,500      63,700
----------------------------------------------------------------------------------------------------
    Total                       6,206,800           4,851,000    3,804,400     2,040,900   1,702,100
----------------------------------------------------------------------------------------------------

Specialty membership:
  Dental                          936,400             844,800      797,000
  Group life                      717,300             642,700      576,300
  Workers' compensation           507,100             132,700      234,200
  Other                           279,800             264,000      252,500
--------------------------------------------------------------------------
    Total                       2,440,600           1,884,200    1,860,000
==========================================================================

(a) Includes the operations of Health Direct, Inc., Physician Corporation of America and ChoiceCare Corporation since their dates of acquisition, February 28, 1997, September 8, 1997 and October 17, 1997, respectively.
(b) Includes special charges of $215 million pretax ($140 million after tax or $.85 per diluted share) related to the restructuring of the Washington, D.C., health plan, provision for expected future losses on insurance contracts, closing 13 service areas, discontinuing unprofitable products in three markets, a litigation settlement and planned workforce reductions.
(c) Includes the operations of EMPHESYS Financial Group, Inc. since October 11, 1995, the date of acquisition.
(d) Includes nonrecurring income of $11 million pretax ($17 million after tax or $.10 per diluted share) related to the favorable settlement of income tax disputes with the Internal Revenue Service, partially offset by the write-down of a nonoperational asset.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
Humana Inc.

The consolidated financial statements of Humana Inc. (the "Company") in this Annual Report present the Company's financial position, results of operations and cash flows, and should be read in conjunction with the following discussion and analysis. This discussion and analysis contains both historical and forward-looking information. The forward-looking statements may be significantly impacted by risks and uncertainties, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that anticipated future results will be achieved because actual results may differ materially from those projected in the forward-looking statements. Readers are cautioned that a number of factors, which are described herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1997, could adversely affect the Company's ability to obtain these results. These include the effects of either federal or state health care reform or other legislation, renewal of the Company's Medicare risk contracts with the federal government, renewal of the Company's contract with the federal government to administer the TRICARE program (formerly the Civilian Health and Medical Program of the Uniformed Services), renewal of the Company's Medicaid contracts with various state governments and the Commonwealth of Puerto Rico, and the effects of other general business conditions, including but not limited to the Company's ability to integrate its acquisitions, the Company's ability to appropriately address the "Year 2000" computer system issue, government regulation, competition, premium rate changes, retrospective premium adjustments relating to federal government contracts, medical cost trends, changes in Commercial and Medicare risk membership, capital requirements, the ability of health care providers to assume financial risk, general economic conditions and the retention of key employees. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends.


INTRODUCTION

The Company offers managed health care products that integrate medical management with the delivery of health care services through a network of providers. This network of providers may share financial risk or have incentives to deliver quality medical services in a cost-effective manner.
These products are marketed primarily though health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracting providers. HMOs and PPOs control health care costs by various means, including pre-admission approval for hospital inpatient services and pre-authorization of outpatient surgical procedures. The Company also offers various specialty and administrative service products including dental, group life and workers' compensation.

The Company's HMO and PPO products are marketed primarily to employer and other groups ("Commercial"), as well as Medicare- and Medicaid-eligible individuals. The products marketed to Medicare-eligible individuals are either HMO products ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement"). The Medicare risk product provides managed care services that include all Medicare benefits and, in certain circumstances, additional managed care services. The Company also maintains annual contracts with various states and a two-year contract with the Commonwealth of Puerto Rico, expiring March 31, 1999, to provide health care to Medicaid-eligible individuals. The Company also offers administrative services ("ASO") to employers who self-insure their employee health plans. In total, the Company's products are licensed in 47 states, the District of Columbia and Puerto Rico, with approximately 23 percent of its membership in the state of Florida.

The Company is in the second year of its managed care support contract with the United States Department of Defense to administer the TRICARE program. Under the TRICARE contract, which is renewable annually for up to three additional years, the Company provides managed care services to the beneficiaries of active military personnel and retired military personnel and their beneficiaries located in the southeastern United States.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

On October 17, 1997, the Company acquired ChoiceCare Corporation ("ChoiceCare") for approximately $250 million in cash. The purchase was funded with borrowings under the Company's commercial paper program. ChoiceCare provides health services products to approximately 250,000 medical members in the Greater Cincinnati, Ohio, area. This transaction was recorded using the purchase method of accounting.

On September 8, 1997, the Company acquired Physician Corporation of America ("PCA") for total consideration of $411 million in cash, consisting primarily of $7 per share for PCA's outstanding common stock and the assumption of $121 million in debt. The purchase was funded with borrowings under the Company's commercial paper program. PCA serves approximately 1.1 million medical members and provides comprehensive health services through its HMOs in Florida, Texas and Puerto Rico. In addition, PCA provides workers' compensation third-party administrative management services. Prior to November 1996, PCA also was a direct writer of workers' compensation insurance in Florida. Long-term medical and other costs payable in the accompanying consolidated balance sheets includes the long-term portion of workers' compensation liabilities related to this business. This transaction was recorded using the purchase method of accounting.

On February 28, 1997, the Company acquired Health Direct, Inc. ("Health Direct") from Advocate Health Care for $23 million in cash. This transaction, which was recorded using the purchase method of accounting, added approximately 50,000 medical members to the Company's Chicago, Illinois, membership.

On January 31, 1997, the Company completed the sale of its Washington, D.C., health plan to Kaiser Foundation Health Plan of the Mid-Atlantic States, Inc. Effective April 1, 1997, the Company also completed the sale of its Alabama operations, exclusive of its small group business and Alabama TRICARE operations, to PrimeHealth of Alabama, Inc. On October 31, 1997, the Company also sold The Lexington Hospital in Lexington, Kentucky, to Jewish Hospital Healthcare Services, Inc. These sale transactions did not have a material impact on the Company's financial position, results of operations or cash flows.


SPECIAL CHARGES

During the second quarter of 1996, the Company recognized special charges of $200 million pretax ($130 million after tax or $.79 per diluted share). The special charges included provisions for expected future losses on insurance contracts ($105 million), as well as estimated costs to be incurred in restructuring the Washington, D.C., health plan (which was sold January 31, 1997) and closing markets or discontinuing product lines in 16 market areas.
The special charges also included the write-off of miscellaneous assets, a litigation settlement and other costs. During the years ended December 31, 1997 and 1996, the beneficial effect of these charges approximated $25 million pretax ($17 million after tax or $.10 per diluted share) and $30 million pretax ($20 million after tax or $.12 per diluted share), respectively. These beneficial effects consisted primarily of charges against liabilities for expected future losses on insurance contracts and amounts related to foregone depreciation and amortization on asset write-downs.

The second quarter special charges are presented in the accompanying consolidated statements of income for the year ended December 31, 1996 as follows: the provision for expected future losses on insurance contracts has been included in medical costs ($105 million); asset write-downs, restructuring costs, market closing and product discontinuance costs have been included in asset write-downs and other special charges ($81 million); and litigation and certain other costs have been included in selling, general and administrative expenses ($14 million).

During the fourth quarter of 1996, the Company recognized an additional special charge of $15 million pretax ($10 million after tax or $.06 per diluted share). This charge included severance and facility costs related to planned workforce reductions, scheduled to be completed throughout 1997. The fourth quarter special charge

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

has been included in the accompanying consolidated statements of income in asset write-downs and other special charges.

For additional information, see Note 3 of Notes to Consolidated Financial Statements.


COMPARISON OF RESULTS OF OPERATIONS

In order to enhance comparability, the following discussions comparing the results for the years ended December 31, 1997, 1996 and 1995 exclude the impact of the $215 million pretax ($140 million after tax or $.85 per diluted share) asset write-downs and other special charges recorded in 1996, as previously discussed.

Years Ended December 31, 1997 and 1996

Income before income taxes totaled $270 million for the year ended December 31, 1997, compared to $234 million for the year ended December 31, 1996, excluding the aforementioned special charges. Net income, also excluding the special charges, was $173 million or $1.05 per diluted share in 1997, compared to $152 million or $.92 per diluted share in 1996. The earnings increase was primarily a result of increasing Commercial premium rates, an improvement in hospital utilization and providing a full year of health care services under the TRICARE contract, which commenced during the third quarter of 1996. These favorable items were partially offset by higher than anticipated medical costs in the Company's new Medicare risk markets and increased pharmacy costs system wide. The aforementioned acquisitions of PCA and ChoiceCare did not significantly impact 1997 earnings.

The Company's premium revenues increased 18 percent to $7.9 billion for the year ended December 31, 1997, from $6.7 billion for the year ended December 31, 1996. The premium revenue increase is primarily attributable to the full year impact of the TRICARE contract, the acquisitions of PCA and ChoiceCare and increased premium rates. TRICARE premium revenues totaled approximately $764 million for the year ended December 31, 1997, compared to approximately $351 million for the period July 1 through December 31, 1996. PCA and ChoiceCare premium revenues totaled approximately $512 million since their dates of acquisition. Premium rate changes contributed approximately $276 million to the 1997 premium increase, as same-plan Commercial and Medicare risk premium rates increased 4.2 percent and 4.3 percent, respectively. For 1998, Commercial premium rates are expected to increase approximately 4 to 5 percent, while Medicare risk premium rates are expected to increase by approximately 2 percent. The changing geographical mix of the Company's membership resulting from acquisitions and the growth of the Medicare risk product in new markets will impact the Company's 1998 per member revenue trends.

Same-plan Medicare risk membership increased 65,800 or 19 percent in 1997. This increase primarily resulted from sales in new Medicare risk markets and compares to an increase of 54,100 or 17 percent in 1996. Offsetting this membership increase were same-plan membership declines in the Company's fully insured Commercial line of business. Reflecting the effects of a premium pricing discipline begun during the second half of 1996 and intended to maintain adequate profitability, same-plan membership in the Company's fully insured Commercial products declined 62,500 or 2 percent, compared to a 75,300 or 3 percent decline in 1996. Commercial same-plan ASO membership increased 130,000 or 28 percent during 1997, compared to a 24,100 or 5 percent decline during 1996.

In addition to the changes in same-plan membership discussed above, the Health Direct, PCA and ChoiceCare acquisitions added 673,000 Commercial members, 599,000 Medicaid members, 60,000 Medicare risk members and 63,000 ASO members. Same-plan membership results also exclude the sale of the Washington, D.C., health plan and the Company's Alabama operations. As illustrated in the following table, during 1997 the Company's total medical membership increased 28 percent to over 6.2 million members.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

Medical membership data at December 31, 1997 and 1996 follows:

---------------------------------------------
In thousands                     1997    1996
---------------------------------------------
Beginning medical membership    4,851   3,804
 Same-plan sales                  828     783
 Same-plan cancellations         (729)   (839)
 Acquisitions                   1,395       -
 Dispositions                    (147)      -
 TRICARE                            9   1,103
---------------------------------------------
Ending medical membership       6,207   4,851
=============================================

Management expects same-plan Commercial membership to increase at a low to mid single digit rate during 1998, while Medicare risk membership is expected to increase approximately 20 percent.

During 1997, the Company's medical loss ratio increased to 82.8 percent from
82.7 percent (excluding special charges) for the year ended December 31, 1996 as a result of the PCA and ChoiceCare acquisitions. Excluding the effect of these acquisitions, the Company's medical loss ratio improved to 82.4 percent, reflecting the aforementioned premium rate increases, favorable physician cost trends (compared to premium rate increases) in the Company's Commercial products and an overall improvement in hospital utilization. These medical cost improvements were partially offset by higher than anticipated medical costs in the Company's new Medicare risk markets (where a large portion of Medicare risk membership growth is taking place) and increased pharmacy costs system wide. During 1998, the Company must experience medical cost improvements, particularly in the Medicare risk product, to maintain its medical loss ratio.

The Company's administrative cost ratio was 15.5 percent and 15.3 percent (excluding special charges) for the years ended December 31, 1997 and 1996, respectively. Although investment spending in such areas as customer service, information systems and Medicare risk product growth initiatives resulted in this year-over-year increase, efforts to rationalize the Company's staffing levels and streamline the organizational structure have resulted in sequential quarterly improvements in the administrative cost ratio throughout 1997. Continued improvement is expected in the administrative cost ratio in 1998.

Interest income totaled $131 million for the year ended December 31, 1997, compared to $101 million for the year ended December 31, 1996. The increase is primarily attributable to a larger investment portfolio resulting from the addition of TRICARE, PCA and ChoiceCare. The tax equivalent yield on invested assets approximated 7.5 percent and 8 percent for the years ended December 31, 1997 and 1996, respectively. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life decreased to 2.6 years at December 31, 1997, from 3.1 years at December 31, 1996.

Years Ended December 31, 1996 and 1995

Income before income taxes, excluding the $215 million special charges, totaled $234 million for the year ended December 31, 1996, compared to $288 million for the year ended December 31, 1995. Net income, also excluding the special charges, was $152 million or $.92 per diluted share in 1996, compared to $190 million or $1.16 per diluted share in 1995. The earnings decline was primarily a result of increasing Commercial and Medicare risk medical costs in a period of declining Commercial premium rates, partially offset by earnings from the commencement of TRICARE operations.

The Company's premium revenues increased 46 percent to $6.7 billion for the year ended December 31, 1996, from $4.6 billion for the year ended December 31, 1995. The premium revenue increase is primarily attributable to the acquisition of EMPHESYS Financial Group, Inc. ("EMPHESYS") in the fourth quarter of 1995 and the commencement of health care services under the TRICARE contract during the third quarter of 1996. EMPHESYS premium revenues totaled approximately $1.7 billion for the year ended December 31, 1996, compared to approximately $370 million for the period October 11 through December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

TRICARE premium revenues were approximately $351 million for the period July 1 through December 31, 1996. Premium rate changes also contributed approximately $127 million to the 1996 premium increase as Commercial premium rates declined
0.6 percent and the Medicare risk premium rates increased 7.8 percent. In addition, membership changes added approximately $260 million to 1996 premium revenues.

The membership changes which positively impacted premium revenues included Medicare risk membership growth and the beneficial effect on 1996 premium revenues of 1995 Commercial membership growth, partially offset by 1996 Commercial membership declines. Membership in the Company's fully insured Commercial products declined 75,300 or 3 percent during 1996, due to the closing or sale of certain markets and the pricing of products at rates intended to
maintain adequate profitability.   This decline compares to an increase
(excluding the EMPHESYS acquisition) of 276,900 or 19 percent for the year ended December 31, 1995. Medicare risk membership increased, in both core and new markets, by 54,100 or 17 percent for the year ended December 31, 1996, compared to an increase of 23,000 or 8 percent in 1995. ASO membership declined 24,100 during 1996, compared to an increase of 184,700 during 1995.

Medical membership data at December 31, 1996 and 1995 follows:

---------------------------------------------
In thousands                     1996    1995
---------------------------------------------
Beginning medical membership    3,804   2,041
 Same-plan sales                  783     739
 Same-plan cancellations         (839)   (320)
 Acquisitions                       -   1,344
 TRICARE                        1,103       -
---------------------------------------------
Ending medical membership       4,851   3,804
=============================================

The Company's medical loss ratio increased to 82.7 percent (excluding special charges) for the year ended December 31, 1996, from 81.7 percent for the year ended December 31, 1995. The increase in the medical loss ratio was due to increased medical costs during a Commercial pricing environment which saw premium rates decline 0.6 percent. Medical cost increases were most notable in hospital outpatient, physician and pharmacy services in both the Commercial and Medicare risk products. Partially offsetting these cost increases were improvements in hospital inpatient utilization in both products.

The Company's administrative cost ratio was 15.3 percent (excluding special charges) and 13.9 percent for the years ended December 31, 1996 and 1995, respectively. The increase in the administrative cost ratio was the result of higher administrative costs associated with both the EMPHESYS small-group and TRICARE businesses. Excluding the effect of the EMPHESYS acquisition and the addition of the TRICARE business, the Company's administrative cost ratio was
13.2 percent and 13.3 percent for the years ended December 31, 1996 and 1995, respectively.

Interest income totaled $101 million for the year ended December 31, 1996, compared to $87 million for the year ended December 31, 1995. The increase is primarily attributable to a larger investment portfolio resulting from the addition of EMPHESYS and TRICARE. The tax equivalent yield on invested assets approximated 8 percent for the years ended December 31, 1996 and 1995. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life decreased to 3.1 years at December 31, 1996, from 4.0 years at December 31, 1995.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

LIQUIDITY

Cash provided by the Company's operations totaled $289 million, $341 million and $150 million for the years ended December 31, 1997, 1996 and 1995, respectively. The 1997 decline in net cash provided by operations was due to changes in operating assets and liabilities, the result of increased TRICARE premiums receivable and more timely medical claim processing. The 1996 increase in operating cash flows was primarily attributable to the timing of payments for medical costs and other liabilities, due to the commencement of operations under the TRICARE contract. Also impacting 1996 operating cash flows was a decrease in net income.

Due in large part to the Company's 1997 acquisitions, cash used in investing activities totaled $664 million in 1997, a $490 million increase over 1996. Similarly, reflecting the debt incurred to fund such acquisitions (as discussed below), cash provided by 1997 financing activities totaled $680 million, compared to a $27 million net use of cash in 1996.

The Company's subsidiaries operate in states which require certain levels of equity and regulate the payment of dividends to the parent company. As a result, the Company's ability to use operating subsidiaries' cash flows is restricted to the extent of the subsidiaries' ability to obtain regulatory approval to pay dividends.

In August 1997, the Company entered into a five-year revolving credit agreement ("Credit Agreement") which provides a line of credit of up to $1.5 billion. The Credit Agreement replaced an existing $600 million revolving line of credit. Principal amounts outstanding under the Credit Agreement bear interest at rates ranging from LIBOR plus 12 basis points to LIBOR plus 30 basis points, depending on the ratio of debt to debt plus net worth. The Credit Agreement, under which $300 million was outstanding at December 31, 1997 bearing interest at a rate of
6.2 percent, contains customary covenants and events of default.

The Company also maintains a commercial paper program and issues debt securities thereunder. At December 31, 1997 and 1996, borrowings under the commercial paper program totaled approximately $589 million and $222 million, respectively. The average interest rate for 1997 and 1996 borrowings was 5.9 percent and 5.6 percent, respectively. The commercial paper program is backed by the Credit Agreement. Borrowings under both the Credit Agreement and commercial paper program have been classified as long-term debt based on management's ability and intent to refinance borrowings on a long-term basis.

Management believes that existing working capital, future operating cash flows and funds available under the existing revolving Credit Agreement and commercial paper program are sufficient to meet future liquidity needs. Management also believes the aforementioned sources of funds are adequate to allow the Company to pursue strategic acquisition and expansion opportunities, as well as to fund capital requirements.


RISK SENSITIVE FINANCIAL INSTRUMENTS AND POSITIONS

The Company's risk of fluctuation in earnings due to changes in interest income from its fixed income portfolio is partially mitigated by the Company's long-term debt position, as well as the short duration of the fixed income portfolio.

The Company has evaluated the interest income and debt expense impact resulting from a hypothetical change in interest rates of 100, 200 and 300 basis points over the next 12-month period, as reflected in the table below. In the past 10 years, annual changes in commercial paper rates have equaled or exceeded 300 basis points one time, were between 200 and 300 basis points two times, and were between 100 and 200 basis points two times. The modeling technique used to calculate the pro forma net change considered the cash flows related to fixed income investments and debt which are subject to interest rate changes during a prospective 12-month period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

-------------------------------------------------------------------------------------------------------------
                                   Increase (decrease) in earnings            Increase (decrease) in earnings
                                        given an interest rate                    given an interest rate
Dollars in millions                   decrease of X basis points                increase of X basis points
-------------------------------------------------------------------------------------------------------------
                                     (300)         (200)      (100)                   100     200      300
-------------------------------------------------------------------------------------------------------------
Fixed income portfolio             $(15.1)       $(10.0)     $(5.0)                 $ 4.9   $ 9.9   $ 14.8
Long-term debt                       12.3           8.2        4.1                   (4.1)   (8.2)   (12.3)
-------------------------------------------------------------------------------------------------------------
Total                              $ (2.8)       $ (1.8)     $ (.9)                 $  .8   $ 1.7   $  2.5
=============================================================================================================

The following table presents the hypothetical change in fair market values of common equity securities held by the Company at December 31, 1997 which are sensitive to changes in stock market values. These common equity securities are held for purposes other than trading.

---------------------------------------------------------------------------------------------------------------
                                    Decrease in                                            Increase in
                               valuation of security             Fair value           valuation of security
                              given an X% decrease in              as of             given an X% increase in
Dollars in millions         each equity security's value     December 31, 1997     each equity security's value
---------------------------------------------------------------------------------------------------------------
                               (30%)     (20%)    (10%)                               10%        20%      30%
---------------------------------------------------------------------------------------------------------------
Common equity securities     $(15.5)   $(10.4)   $(5.2)        $51.8                 $5.2      $10.4    $15.5
===============================================================================================================

Changes in equity valuations (based upon the Standard & Poor's 500 stock index) over the past 10 years which were in excess of 30 percent occurred two times, between 20 percent and 30 percent occurred three times, and between 10 percent and 20 percent occurred one time.


CAPITAL RESOURCES

The Company's ongoing capital expenditures relate primarily to medical care facilities used by either employed or affiliated physicians, as well as administrative facilities and related information systems necessary for activities such as claims processing, billing and collections, medical utilization review and customer service. Total capital expenditures, excluding acquisitions, were $73 million, $72 million and $54 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Excluding acquisitions, planned capital spending in 1998 will approximate $70 to $80 million for the expansion and improvement of medical care facilities, administrative facilities and related information systems.


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

The Company's 1998 average rate of statutory increase under the Medicare risk contracts is approximately 2 percent. Over the last five years, annual increases have ranged from as low as the January 1998 increase of 2 percent to as high as 9 percent in January 1996, with an average of approximately 5 percent. The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Current legislative proposals are being considered which include modification of future reimbursement rates under the Medicare program and which encourage the use of managed health care for Medicare beneficiaries. Management is

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS (CONTINUED)
--------------------------------------------------------------------------------
Humana Inc.

unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company also maintains annual contracts with various states and a two-year contract with the Commonwealth of Puerto Rico, expiring March 31, 1999, to provide health care to Medicaid-eligible individuals. Additionally, the Company's TRICARE contract is a one-year contract renewable annually for up to three additional years. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.

During the years ended December 31, 1997, 1996 and 1995, combined premium revenues from the Company's Medicare risk, Medicaid and TRICARE lines of business represented approximately 43 percent, 35 percent and 35 percent, respectively, of total premium revenues.


IMPACT OF THE YEAR 2000 ISSUE

The Company has conducted an assessment of its computer systems to identify the systems that could be affected by the "Year 2000" issue, which results from computer programs having been written to define the applicable year using two digits rather than four digits. The Company believes that, with modifications to existing software, the Year 2000 issue will not pose significant operational problems for its computer system as so modified. The Company plans to complete the majority of the Year 2000 modifications by December 31, 1998. At present, the Company anticipates that the incremental costs incurred in connection with the Year 2000 project will approximate $12 to $15 million.

The costs of the project and the date on which the Company plans to complete the necessary Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those plans. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, the ability of the Company's significant suppliers, customers and others with which it conducts business to identify and resolve their own Year 2000 issues and similar uncertainties.


IMPACT OF RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in the financial statements. Comprehensive income is defined as all changes in equity during a period except those resulting from investments by owners and distribution to owners. This statement is effective for periods beginning after December 15, 1997. Given that the components required to be included in comprehensive income are currently presented in the Company's consolidated financial statements, adoption of SFAS No. 130 will have little impact on the Company.

In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 requires, if certain quantitative thresholds are met, public companies to report separate financial information about operating segments, as well as certain information about their products and services, the geographic areas in which they operate and their major customers. This statement is effective for financial statements for fiscal years beginning after December 15, 1997. The Company is continuing to assess the disclosure impacts of adopting SFAS No. 131.


OTHER INFORMATION

Resolution of various loss contingencies, including litigation pending against the Company in the ordinary course of business, is not expected to have a material adverse effect on the Company's financial position, results of operations or cash flows.

CONSOLIDATED BALANCE SHEETS
-------------------------------------------------------------------------------
Humana Inc.

Dollars in millions, except per share amounts
-------------------------------------------------------------------------------
December 31,                                          1997            1996
-------------------------------------------------------------------------------

ASSETS
Current assets:
 Cash and cash equivalents                           $  627          $  322
 Marketable securities                                1,507           1,262
 Premiums receivable, less allowance for doubtful
   accounts of $48 in 1997 and $38 in 1996              351             211
 Deferred income taxes                                   34              94
 Other                                                  231             113
-------------------------------------------------------------------------------
   Total current assets                               2,750           2,002
-------------------------------------------------------------------------------

Property and equipment, net                             420             371
Other assets:
 Long-term marketable securities                        512             143
 Cost in excess of net assets acquired                1,224             488
 Deferred income taxes                                  160              17
 Other                                                  352             132
-------------------------------------------------------------------------------
   Total other assets                                 2,248             780
-------------------------------------------------------------------------------
 Total Assets                                        $5,418          $3,153
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Medical and other costs payable                     $1,478          $1,099
 Trade accounts payable and accrued expenses            471             333
 Unearned premium revenues                              304              36
 Income taxes payable                                    10              32
-------------------------------------------------------------------------------
   Total current liabilities                          2,263           1,500
Long-term medical and other costs payable               597               -
Long-term debt                                          889             225
Professional liability and other obligations            168             136
-------------------------------------------------------------------------------
   Total liabilities                                  3,917           1,861
-------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $1 par; authorized 10,000,000
   shares; none issued                                    -               -
 Common stock, $.16 2/3 par; authorized 300,000,000
   shares; issued and outstanding 164,058,225 shares -
   1997 and 162,681,123 shares - 1996                    27              27
 Capital in excess of par value                         841             822
 Retained earnings                                      624             451
 Net unrealized investment gains (losses)                 9              (8)
-------------------------------------------------------------------------------
   Total stockholders' equity                         1,501           1,292
--------------------------------------------------------------------------------
 Total Liabilities and Stockholders' Equity          $5,418          $3,153
================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions, except per share results
--------------------------------------------------------------------------------
Years Ended December 31,                         1997    1996    1995
--------------------------------------------------------------------------------

Revenues:
 Premiums                                       $7,880  $6,677  $4,605
 Interest and other income                         156     111      97
--------------------------------------------------------------------------------
   Total revenues                                8,036   6,788   4,702
--------------------------------------------------------------------------------

Operating expenses:
 Medical costs                                   6,522   5,625   3,762
 Selling, general and administrative             1,116     940     571
 Depreciation and amortization                     108      98      70
 Asset write-downs and other special charges         -      96       -
--------------------------------------------------------------------------------
   Total operating expenses                      7,746   6,759   4,403
--------------------------------------------------------------------------------

Income from operations                             290      29     299

Interest expense                                    20      11      11
-------------------------------------------------------------------------------

Income before income taxes                         270      18     288

Provision for income taxes                          97       6      98
--------------------------------------------------------------------------------

Net income                                       $ 173  $   12  $  190
================================================================================

Earnings per common share                        $1.06  $  .07  $ 1.17
================================================================================

Earnings per common share - assuming dilution    $1.05  $  .07  $ 1.16
================================================================================


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Humana Inc.


In millions
-------------------------------------------------------------------------------------------------------------------
                                     Common Stock        Capital In                   Net Unrealized     Total
                                   -----------------     Excess of      Retained       Investment     Stockholders'
                                   Shares     Amount     Par Value      Earnings      Gains (Losses)     Equity
-------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1995            161        $27        $803           $249             $(21)       $1,058

 Net income                                       -           -            190                -           190

 Other                                 1          -          12              -               27            39

-------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1995          162         27         815            439                6         1,287

 Net income                                       -           -             12                -            12

 Other                                 1          -           7              -              (14)           (7)
-------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1996          163         27         822            451               (8)        1,292

 NET INCOME                                       -           -            173                -           173

 OTHER                                 1          -          19              -               17            36
-------------------------------------------------------------------------------------------------------------------
BALANCES, DECEMBER 31, 1997          164        $27        $841           $624             $  9        $1,501
===================================================================================================================

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------
Humana Inc.

Dollars in millions
--------------------------------------------------------------------------------
Years Ended December 31,                                  1997    1996    1995
--------------------------------------------------------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                               $ 173   $  12   $ 190
 Adjustments to reconcile net income
   to net cash provided by operating activities:
     Asset write-downs                                        -      70       -
     Depreciation and amortization                          108      98      70
     Deferred income taxes                                   40     (25)     13
     Changes in operating assets and liabilities:
       Premiums receivable                                 (102)    (81)    (27)
       Other assets                                         (47)    (31)     (4)
       Medical and other costs payable                     (149)    215      (9)
       Other liabilities                                     57      84     (78)
       Unearned premium revenues                            203      (3)     (5)
     Other                                                    6       2       -
--------------------------------------------------------------------------------
   Net cash provided by operating activities                289     341     150
--------------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Acquisitions of health plan assets                        (669)     (6)   (697)
 Purchases of property and equipment                        (73)    (72)    (54)
 Dispositions of property and equipment                      15       5       5
 Purchases of marketable securities                        (608)   (440)   (402)
 Maturities and sales of marketable securities              648     356     731
 Other                                                       23     (17)    (33)
--------------------------------------------------------------------------------
   Net cash used in investing activities                   (664)   (174)   (450)
--------------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Issuance of long-term debt                                 300       -     250
 Repayment of long-term debt                                  -    (250)    (51)
 Net commercial paper borrowings                            367     222       -
 Other                                                       13       1      11
--------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities      680     (27)    210
--------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents            305     140     (90)
Cash and cash equivalents at beginning of period            322     182     272
--------------------------------------------------------------------------------

Cash and cash equivalents at end of period                 $627    $322    $182
================================================================================

Interest payments, net                                     $ 15    $ 11    $ 12
Income tax payments, net                                      8      39      94

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Humana Inc.

1. REPORTING ENTITY

Nature of Operations

Humana Inc. (the "Company") offers managed health care products that integrate medical management with the delivery of health care services through a network of providers. This network of providers may share financial risk or have incentives to deliver quality medical services in a cost-effective manner.
These products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracting providers. HMOs and PPOs control health care costs by various means, including pre-admission approval for hospital inpatient services and pre-authorization of outpatient surgical procedures. The Company also offers various specialty and administrative service products including dental, group life and workers' compensation.

The Company's HMO and PPO products are marketed primarily to employer and other groups ("Commercial") as well as Medicare- and Medicaid-eligible individuals. The products marketed to Medicare-eligible individuals are either HMO products ("Medicare risk") or indemnity insurance policies that supplement Medicare benefits ("Medicare supplement"). The Medicare risk product provides managed care services that include all Medicare benefits and, in certain circumstances, additional managed care services. In addition, the Company maintains annual contracts with various states and a two-year contract with the Commonwealth of Puerto Rico, expiring March 31, 1999, to provide health care to Medicaid-eligible individuals. The Company also offers administrative services ("ASO") to employers who self-insure their employee health plans. The Company's products are licensed in 47 states, the District of Columbia and Puerto Rico, with approximately 23 percent of its membership in the state of Florida.

On July 1, 1996, the Company began providing managed health care services to approximately 1.1 million eligible beneficiaries under a contract with the United States Department of Defense under the TRICARE program (formerly the Civilian Health and Medical Program of the Uniformed Services). The government exercised its option to extend the contract for one year effective July 1, 1997. Under the TRICARE contract, which is renewable annually for up to three additional years, the Company provides managed care services to the beneficiaries of active military personnel and retired military personnel and their beneficiaries located in the southeastern United States. The Company has subcontracted with third parties to provide certain administration and specialty services under the contract. Three health benefit options are available to TRICARE beneficiaries. In addition to a traditional indemnity option, participants may enroll in an HMO-like plan with a point-of-service option or take advantage of reduced co-payments by using a network of preferred providers.

During the years ended December 31, 1997, 1996 and 1995, premium revenues from the Company's Medicare risk, Medicaid and TRICARE lines of business represented approximately 43 percent, 35 percent and 35 percent, respectively, of total premium revenues.

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

--------------------------------------------------------------------------------
Humana Inc.

Cash and Cash Equivalents

Cash and cash equivalents include cash, time deposits, money market funds, commercial paper and certain U.S. Government securities with an original maturity of three months or less. Carrying value approximates fair value due to the short-term maturities of the investments.

Marketable Securities

At December 31, 1997 and 1996, marketable debt and equity securities have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Commercial mortgage loans are carried at cost. Marketable debt and equity securities available for current operations are classified as current assets. Marketable securities available for the Company's capital spending, professional liability, long-term insurance product requirements and payment of long-term workers' compensation claims are classified as long-term assets. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of stockholders' equity until realized.

For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

Property and Equipment

Property and equipment is carried at cost and comprises the following at December 31, 1997 and 1996:

-----------------------------------------
Dollars in millions          1997    1996
-----------------------------------------
Land                        $  33   $  33
Buildings                     302     278
Equipment                     393     370
-----------------------------------------
                              728     681
Accumulated depreciation     (308)   (310)
-----------------------------------------
                            $ 420   $ 371
=========================================

Depreciation is computed using the straight-line method over estimated useful lives ranging from three to 10 years for equipment and 20 years for buildings. Depreciation expense was $66 million, $59 million and $50 million for the years ended December 31, 1997, 1996 and 1995, respectively.

Cost in Excess of Net Assets Acquired

Cost in excess of net assets acquired represents the unamortized excess of cost over the fair value of tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over varying periods not exceeding 40 years. The carrying values of all intangible assets are periodically reviewed by management and impairments are recognized when the expected undiscounted future operating cash flows derived from operations associated with such intangible assets are less than their carrying value. Accumulated amortization totaled $37 million and $18 million at December 31, 1997 and 1996, respectively.

Revenue and Medical Cost Recognition

Premium revenues are recognized as income in the period members are entitled to receive services. Premiums received prior to such periods are recorded as unearned premium revenues.

Medical costs include claim payments, capitation payments, physician salaries and various other costs incurred to provide medical care to members, as well as estimates of future payments to hospitals and others for medical care provided prior to the balance sheet date. Capitation payments represent monthly prepaid fees disbursed to participating primary care physicians and other providers who are responsible for providing medical care to members. The estimates of future medical claim payments are developed using actuarial methods and assumptions based upon payment patterns, medical inflation, historical development and other relevant factors. Estimates of future payments relating to services incurred in the current and prior periods are continually reviewed by management and adjusted as necessary. Management believes the Company's medical and other

--------------------------------------------------------------------------------
Humana Inc.

costs payable are adequate to cover future claims payments required; however, such estimates are subject to changes in assumptions, and, therefore, the actual liability could differ from amounts provided.

Stock Options

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") and continues to apply Accounting Principles Board Opinion No. 25 and related interpretations in the accounting for its stock option plans. No compensation expense has been recognized in connection with the granting of stock options. See Note 8 for discussion of stock options and the disclosures required by SFAS No. 123.

Earnings Per Common Share

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS No. 128") which specifies the computation, presentation and disclosure requirements for earnings per share effective for periods ending after December 15, 1997. In accordance with SFAS No. 128, all prior-period earnings per share data have been restated.

Detail supporting the computation of earnings per common share and earnings per common share-assuming dilution follows:

Dollars in millions, except per share results
-----------------------------------------------------------------------------------
                                                                          Per Share
Year Ended December 31, 1997                     Net Income     Shares     Results
-----------------------------------------------------------------------------------
Earnings per common share                        $    173    163,406,460    $1.06
Effect of dilutive stock options                               2,436,019
Earnings per common share - assuming dilution    $    173    165,842,479    $1.05
-----------------------------------------------------------------------------------

Year Ended December 31, 1996
-----------------------------------------------------------------------------------
Earnings per common share                        $     12    162,531,524    $ .07
Effect of dilutive stock options                               2,747,294
Earnings per common share - assuming dilution    $     12    165,278,818    $ .07
-----------------------------------------------------------------------------------

Year Ended December 31, 1995
-----------------------------------------------------------------------------------
Earnings per common share                        $    190    162,268,815    $1.17
Effect of dilutive stock options                               2,325,637
Earnings per common share - assuming dilution    $    190    164,594,452    $1.16
-----------------------------------------------------------------------------------

Options to purchase 2,414,148, 1,580,891 and 1,229,500 shares for the years ended December 31, 1997, 1996 and 1995, respectively, were not included in the computation of earnings per common share-assuming dilution because the options' exercise prices were greater than the average market price of the common shares.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.


3. SPECIAL CHARGES

During the second quarter of 1996, the Company recognized special charges of $200 million pretax ($130 million after tax or $.79 per diluted share). The second quarter special charges included provisions for expected future losses on insurance contracts ($105 million) as well as an estimate of the costs to be incurred

--------------------------------------------------------------------------------
Humana Inc.

in restructuring the Washington, D.C., health plan (which was sold January 31, 1997; see below) and closing markets or discontinuing product lines in 16 market areas. The special charges also included the write-off of miscellaneous assets, a litigation settlement and other costs.

The 1996 special charges included $70 million of asset write-downs related to long-lived assets, primarily associated with the Company's Washington, D.C., health plan. In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," the Company conducted a review of the carrying value of its Washington, D.C., health plan's long-lived assets. This review was initiated because the health plan was experiencing significant operating losses. A forecast of expected undiscounted future cash flows was prepared to determine whether an impairment existed and fair values were used to measure the amount of the impairment. As a result of the review, the Washington, D.C., health plan's long-lived assets were written down to their estimated fair value.

The second quarter special charges have been included in the accompanying consolidated statement of income for the year ended December 31, 1996 as follows: the provision for expected future losses on insurance contracts has been included in medical costs ($105 million); asset write-downs, restructuring costs, market closing and product discontinuance costs have been included in asset write-downs and other special charges ($81 million); and litigation and certain other costs have been included in selling, general and administrative expenses ($14 million).

During the fourth quarter of 1996, the Company recognized an additional special charge of $15 million pretax ($10 million after tax or $.06 per diluted share). This charge included severance and facility costs related to planned workforce reductions, scheduled to be completed throughout 1997. The fourth quarter special charge has been included in the accompanying consolidated statement of income in asset write-downs and other special charges.

The components and usage of the 1996 special charges follows:

--------------------------------------------------------------------------------------
                                    Liability For          Asset
                                   Expected Future     Write-downs &
                                      Losses On          Workforce
Dollars in millions              Insurance Contracts     Reductions    Other   Total
--------------------------------------------------------------------------------------
Provision for special charges            $105               $ 96        $ 14    $215
1996 usage (cash)                         (30)               (11)        (10)    (51)
1996 usage (non-cash)                       -                (70)          -     (70)
--------------------------------------------------------------------------------------
Balances at December 31, 1996              75                 15           4      94
1997 usage (cash)                         (59)               (12)         (1)    (72)
--------------------------------------------------------------------------------------
Balances at December 31, 1997            $ 16               $  3        $  3    $ 22
======================================================================================

On January 31, 1997, the Company completed the sale of its Washington, D.C., health plan to Kaiser Foundation Health Plan of the Mid-Atlantic States, Inc. Effective April 1, 1997, the Company also completed the sale of its Alabama operations, exclusive of its small group business and Alabama TRICARE operations, to PrimeHealth of Alabama, Inc. These sale transactions did not have a material impact on the Company's financial position, results of operations or cash flows.

At December 31, 1997 and 1996, there were additional liabilities totaling approximately $46 million and $50 million, respectively, included in the accompanying consolidated balance sheets, primarily related to contract disputes. This liability was originally recognized in August 1992. Management regularly evaluates the continued reasonableness of this liability, as well as the 1996 special charges, and to the extent adjustments are necessary, current earnings are charged or credited.

--------------------------------------------------------------------------------
Humana Inc.

4. MARKETABLE SECURITIES

Marketable securities classified as current assets at December 31, 1997 and 1996 included the following:

-----------------------------------------------------------------------------------------------------------------------
                                                   1997                                        1996
                                -----------------------------------------   -------------------------------------------
                                             Gross       Gross                           Gross       Gross
                                Amortized  Unrealized  Unrealized    Fair   Amortized  Unrealized  Unrealized    Fair
Dollars in millions               Cost       Gains       Losses      Value    Cost       Gains       Losses      Value
-----------------------------------------------------------------------------------------------------------------------

U.S. Government obligations      $  178       $ 1         $ -       $  179    $   68        $ -       $ (1)     $   67
Tax exempt municipal bonds          723         5          (2)         726       613          3         (6)        610
Corporate bonds                     282         6           -          288       313          1         (3)        311
Redeemable preferred stocks         113         1          (2)         112       117          -         (1)        116
Collateralized mortgage
  obligations                        35         1           -           36        54          1          -          55
Marketable equity securities        114         5          (1)         118        79          2         (3)         78
Other                                45         3           -           48        22          6         (3)         25
-----------------------------------------------------------------------------------------------------------------------
                                 $1,490       $22         $(5)      $1,507    $1,266        $13       $(17)     $1,262
=======================================================================================================================

Marketable securities classified as long-term assets at December 31, 1997 and 1996 included the following:


-----------------------------------------------------------------------------------------------------------------------
                                                   1997                                        1996
                                -----------------------------------------  --------------------------------------------
                                             Gross       Gross                          Gross       Gross
                                Amortized  Unrealized  Unrealized   Fair   Amortized  Unrealized  Unrealized   Fair
Dollars in millions               Cost       Gains       Losses     Value    Cost       Gains       Losses     Value
-----------------------------------------------------------------------------------------------------------------------
U.S. Government obligations       $146       $  -         $ -       $ 146    $  3       $  -         $ -       $  3
Tax exempt municipal bonds         284          3          (2)        285      77          -          (1)        76
Redeemable preferred stocks         16          -           -          16       9          -           -          9
Marketable equity securities        19          1           -          20       5          -           -          5
Other                               45          -           -          45      49          1           -         50
-----------------------------------------------------------------------------------------------------------------------
                                  $510       $  4         $(2)      $ 512    $143       $  1         $(1)      $143
=======================================================================================================================

The contractual maturities of debt securities available for sale at December 31, 1997, regardless of their balance sheet classification, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

-----------------------------------------------------------------------------------------------------------------------
                                                                Amortized                       Fair
Dollars in millions                                               Cost                          Value
-----------------------------------------------------------------------------------------------------------------------

Due within one year                                              $  330                         $  332
Due after one year through five years                               685                            680
Due after five years through ten years                              328                            335
Due after ten years                                                 145                            153
Not due at a single maturity date                                   379                            381
-----------------------------------------------------------------------------------------------------------------------
                                                                 $1,867                         $1,881
=======================================================================================================================

Gross realized gains and losses for the years ended December 31, 1997, 1996 and 1995 were immaterial.

--------------------------------------------------------------------------------
Humana Inc.

5. INCOME TAXES

The provision for income taxes consisted of the following:

                                                               Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
Dollars in millions                              1997                   1996                    1995
-----------------------------------------------------------------------------------------------------------------------

Current provision:
  Federal                                       $  51                   $  30                   $  78
  State                                             6                       1                       7
-----------------------------------------------------------------------------------------------------------------------
                                                   57                      31                      85
-----------------------------------------------------------------------------------------------------------------------
Deferred provision (benefit):
  Federal                                          36                     (23)                     11
  State                                             4                      (2)                      2
-----------------------------------------------------------------------------------------------------------------------
                                                   40                     (25)                     13
-----------------------------------------------------------------------------------------------------------------------
                                                $  97                   $   6                   $  98
=======================================================================================================================

The provision for income taxes was different from the amount computed using the federal statutory income tax rate due to the following:

                                                               Years Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
Dollars in millions                              1997                   1996                    1995
-----------------------------------------------------------------------------------------------------------------------
Income tax provision at federal statutory rate   $  95                  $   6                   $ 101
State income taxes, net of federal benefit          10                      1                       7
Tax exempt investment income                       (13)                   (12)                    (12)
Amortization                                        10                     12                       6
Other items, net                                    (5)                    (1)                     (4)
-----------------------------------------------------------------------------------------------------------------------
                                                 $  97                  $   6                   $  98
=======================================================================================================================

Cumulative temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1997 and 1996 were as follows:

                                                                    Assets (Liabilities)
-----------------------------------------------------------------------------------------------------------------------
Dollars in millions                                             1997                    1996
-----------------------------------------------------------------------------------------------------------------------
Marketable securities                                           $  (6)                  $   2
Long-term assets                                                  (42)                    (41)
Medical and other costs payable                                   126                      28
Liabilities for special charges                                    14                      46
Professional liability risks                                       41                      34
Other                                                              61                      42
-----------------------------------------------------------------------------------------------------------------------
                                                                $ 194                   $ 111
=======================================================================================================================

Management believes that the deferred tax assets are realizable based primarily on the existence of taxable income within the allowable carryback periods.

During 1995, the Company made a $30 million payment to the IRS to stop the accrual of interest expense and resolve disputed amounts related to tax periods September 1, 1991 through December 31, 1993.

At December 31, 1997, the Company has available tax net operating loss carryforwards of approximately $69 million related to prior acquisitions. These loss carryforwards, if unused to offset future taxable income of the acquired subsidiaries, will expire in 2002 through 2011.

--------------------------------------------------------------------------------
Humana Inc.

6. LONG-TERM DEBT

In August 1997, the Company entered into a five-year revolving credit agreement ("Credit Agreement") which provides a line of credit of up to $1.5 billion. The Credit Agreement replaced an existing $600 million revolving line of credit, under which there were no outstanding borrowings at December 31, 1996.
Principal amounts outstanding under the Credit Agreement bear interest at rates ranging from LIBOR plus 12 basis points to LIBOR plus 30 basis points, depending on the ratio of debt to debt plus net worth. The Credit Agreement, under which $300 million was outstanding at December 31, 1997 bearing interest at a rate of
6.2 percent, contains customary covenants and events of default.

The Company also maintains a commercial paper program and issues debt securities thereunder. At December 31, 1997 and 1996, borrowings under the commercial paper program totaled approximately $589 million and $222 million, respectively. The average interest rate for 1997 and 1996 borrowings was 5.9 percent and 5.6 percent, respectively. The commercial paper program is backed by the Credit Agreement.

Borrowings under both the Credit Agreement and commercial paper program have been classified as long-term debt based on management's ability and intent to refinance borrowings on a long-term basis.


7. PROFESSIONAL LIABILITY AND OTHER OBLIGATIONS

The Company insures substantially all professional liability risks through a wholly-owned subsidiary (the "Subsidiary"). Provisions for such risks, including expenses incident to claim settlements, were $32 million, $31 million and $27 million for the years ended December 31, 1997, 1996 and 1995, respectively. The Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers. Allowance for professional liability risks and the equivalent amounts of marketable securities related to the funding thereof included in the accompanying consolidated balance sheets were $111 million and $95 million at December 31, 1997 and 1996, respectively.

In addition to the long-term portion of the allowance for professional liability risks, professional liability and other obligations in the accompanying consolidated balance sheets consist primarily of liabilities for disability and other long-term insurance products and the Company's employee retirement and benefit plans. These liabilities totaled $57 million and $61 million at December 31, 1997 and 1996, respectively.


8. STOCKHOLDERS' EQUITY

As a result of state regulatory requirements, the Company must maintain certain levels of capital in its licensed subsidiaries. The Company's ability to make use of the capital of its subsidiaries is subject to these restrictions, as well as regulatory approval.

In 1987, the Company adopted, and in 1996 amended, a stockholders' rights plan designed to deter takeover initiatives not considered to be in the best interests of the Company's stockholders. The rights are redeemable by action of the Company's Board of Directors at a price of $.01 per right at any time prior to their becoming exercisable. Pursuant to the plan, under certain conditions, each share of stock has a right to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per share. The plan expires in 2006.

The Company has plans under which options to purchase common stock have been granted to officers, directors and key employees. Options are granted at the market price on the date of grant. Exercise provisions vary, but most options vest in whole or in part one to five years after grant and expire 10 years after grant. At December 31, 1997, there were 14,870,811 shares reserved for employee and director stock option plans. At December 31, 1997, there were 1,825,166 shares of common stock available for future grants. In January 1998, a total of 1,714,350 options were granted.

--------------------------------------------------------------------------------
Humana Inc.

The Company's option plan activity for the years ended December 31, 1997, 1996 and 1995 is summarized below:

---------------------------------------------------------------------------------------------------------------------------
                                                                                                            Weighted
                                               Shares                     Exercise Price                     Average
                                            Under Option                     Per Share                    Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1995                     7,670,201                  $ 4.32  to  $17.94                   $ 7.75
  Granted                                    3,107,000                   18.94  to   23.06                    22.84
  Exercised                                   (751,096)                   4.32  to   11.90                     8.35
  Canceled or lapsed                          (190,250)                   6.56  to   23.06                    13.11
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                   9,835,855                    4.32  to   23.06                    12.37
  Granted                                    1,888,500                   15.63  to   27.56                    19.74
  Exercised                                   (454,044)                   4.32  to   23.06                     8.11
  Canceled or lapsed                          (348,424)                   6.56  to   27.56                    15.87
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1996                  10,921,887                    4.32  to   26.94                    13.71
  Granted                                    2,819,000                   18.31  to   23.69                    19.79
  Exercised                                 (1,247,793)                   4.32  to   23.06                     8.67
  Canceled or lapsed                          (270,830)                   6.56  to   23.06                    17.32
---------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1997                  12,222,264                  $ 5.80  to  $26.94                   $15.54
===========================================================================================================================

A summary of stock options outstanding and exercisable at December 31, 1997 follows:

---------------------------------------------------------------------------------------------------------------------------
                                                        Stock Options Outstanding            Stock Options Exercisable
---------------------------------------------------------------------------------------------------------------------------
                                                        Weighted
                                                        Average          Weighted                               Weighted
                                                       Remaining         Average                                Average
         Range of                                     Contractual        Exercise                               Exercise
      Exercise Prices                 Shares             Life             Price            Shares                Price
---------------------------------------------------------------------------------------------------------------------------
    $ 5.80   to   $ 6.87            3,462,410         3.9 years          $ 6.56          2,669,910               $ 6.56
      8.00   to     9.64            1,031,307         4.9 years            8.18            720,932                 8.26
     10.54   to    14.44              174,350         3.3 years           11.23            171,100                11.24
     15.63   to    18.94            2,626,833         8.6 years           18.38            266,672                17.21
     19.19   to    22.97            2,329,700         8.7 years           20.54            790,094                19.89
     23.06   to    26.94            2,597,664         6.4 years           23.39          1,597,068                23.24
---------------------------------------------------------------------------------------------------------------------------
    $ 5.80   to   $26.94           12,222,264         6.4 years          $15.54          6,215,776               $13.32
============================================================================================================================

As of December 31, 1996 and 1995, there were 4,786,969 and 2,079,980 options exercisable, respectively. The weighted average exercise price of options exercisable during 1996 and 1995 was $11.05 and $7.51, respectively.

If the Company had adopted the expense recognition provisions of SFAS No. 123 for purposes of determining compensation expense related to stock options granted during the years ended December 31, 1997, 1996 and 1995, net income and earnings per common share would have been changed to the pro forma amounts shown below:

                                                                              Years Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
Dollars in millions, except per share results                           1997            1996            1995
---------------------------------------------------------------------------------------------------------------------------
Net income                                       As reported            $ 173           $  12           $ 190
                                                 Pro forma                159               4             181
---------------------------------------------------------------------------------------------------------------------------
Earnings per common share                        As reported            $1.06           $ .07           $1.17
                                                 Pro forma                .97             .02            1.11
---------------------------------------------------------------------------------------------------------------------------
Earnings per common share -                      As reported            $1.05           $ .07           $1.16
   assuming dilution                             Pro forma                .96             .02            1.10
---------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Humana Inc.

The fair value of each option granted during 1997, 1996 and 1995 was estimated on the date of grant using an option-pricing model (Black-Scholes) with the following weighted average assumptions:


--------------------------------------------------------------------------------
                                              1997     1996     1995
--------------------------------------------------------------------------------
Dividend yield                                None     None     None
Expected volatility                           38.5%    40.2%    40.2%
Risk-free interest rate                        6.1%     7.0%     7.0%
Expected option life (years)                   5.4      5.8      5.8
Weighted average fair value at grant date    $8.88    $8.92    $9.57
--------------------------------------------------------------------------------

The effects of applying SFAS No. 123 in the pro forma disclosures are not likely to be representative of the effects on pro forma net income for future years because variables such as option grants, exercises and stock price volatility included in the disclosures may not be indicative of future activity.


9. COMMITMENTS AND CONTINGENCIES

The Company's Medicare risk contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Current legislative proposals are being considered which include modification of future reimbursement rates under the Medicare program and which encourage the use of managed health care for Medicare beneficiaries. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company also maintains annual contracts with various states and a two-year contract with the Commonwealth of Puerto Rico, expiring March 31, 1999, to provide health care to Medicaid-eligible individuals. Additionally, the Company's TRICARE contract is a one-year contract renewable annually for up to three additional years. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.

During the ordinary course of business, the Company is subject to pending and threatened legal actions. Management of the Company does not believe that any of these actions will have a material adverse effect on the Company's financial position, results of operations or cash flows.


10. ACQUISITIONS

On October 17, 1997, the Company acquired ChoiceCare Corporation ("ChoiceCare") for approximately $250 million in cash. The purchase was funded with borrowings under the Company's commercial paper program. ChoiceCare provides health services products to approximately 250,000 medical members in the Greater Cincinnati, Ohio, area.

On September 8, 1997, the Company acquired Physician Corporation of America ("PCA") for total consideration of $411 million in cash, consisting primarily of $7 per share for PCA's outstanding common stock and the assumption of $121 million in debt. The purchase was funded with borrowings under the Company's commercial paper program. PCA serves approximately 1.1 million medical members and provides comprehensive health services through its HMOs in Florida, Texas and Puerto Rico. In addition, PCA provides workers' compensation third-party administrative management services. Prior to November 1996, PCA also was a direct writer of workers' compensation insurance in Florida. Long-term medical and other costs payable in the accompanying consolidated balance sheets includes the long-term portion of workers' compensation liabilities related to this business.

On February 28, 1997, the Company acquired Health Direct, Inc. ("Health Direct") from Advocate Health Care for $23 million in cash. This transaction added approximately 50,000 medical members to the Company's Chicago, Illinois, membership.

--------------------------------------------------------------------------------
Humana Inc.

On October 11, 1995, the Company acquired EMPHESYS Financial Group, Inc. ("EMPHESYS") for a total purchase price of approximately $650 million. The purchase was funded though available cash of $400 million and bank borrowings of $250 million under the Company's revolving line of credit in existence at that time. On November 30, 1995, the Company acquired certain primary care centers in South Florida and Tampa previously owned by Coastal Physician Group, Inc. for approximately $50 million.

The above acquisitions, and certain other minor acquisitions, were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company allocated the acquisition costs to tangible and identifiable intangible assets based upon their fair values. Identifiable intangible assets, which are included in other long-term assets in the accompanying consolidated balance sheets, include subscriber and provider contracts and, at December 31, 1997 and 1996, totaled $93 million and $88 million, respectively. Any remaining value not assigned to tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired. Cost in excess of net tangible and identifiable intangible assets acquired, recorded in connection with the acquisitions, was $754 million in 1997 and $387 million in 1995. Subscriber and provider contracts are amortized over their estimated useful lives (seven to 14 years), while cost in excess of net assets acquired is amortized over periods not exceeding 40 years.

The results of operations for the previously mentioned acquisitions have been included in the accompanying consolidated statements of income since the date of acquisition. The following unaudited pro forma consolidated results of operations give effect to those acquisitions as if they had occurred at the beginning of the year preceding the year of acquisition:

                                                         Years Ended December 31,
----------------------------------------------------------------------------------
Dollars in millions, except per share results             1997     1996     1995
----------------------------------------------------------------------------------
Revenues                                                 $9,272  $8,581    $5,968
Net income (loss)                                            64    (271)      200
----------------------------------------------------------------------------------
Earnings (loss) per common share                         $  .39  $(1.67)   $ 1.23
Earnings (loss) per common share - assuming dilution        .39   (1.67)     1.22
----------------------------------------------------------------------------------

The unaudited pro forma information may not necessarily reflect future results of operations or what the results of operations would have been had the acquisitions actually been consummated at the beginning of the year preceding the year of acquisition.

REPORT OF INDEPENDENT ACCOUNTANTS
--------------------------------------------------------------------------------
To the Board of Directors
Humana Inc.

We have audited the accompanying consolidated balance sheets of Humana Inc. as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Humana Inc. as of December 31, 1997 and 1996, and the consolidated results of operations and cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



COOPERS & LYBRAND L.L.P.
Louisville, Kentucky
February 10, 1998

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
--------------------------------------------------------------------------------
Humana Inc.


A summary of the Company's quarterly results of operations follows:

---------------------------------------------------------------------------------------------------
Dollars in millions, except per share results                   1997 (a)
---------------------------------------------------------------------------------------------------
                                        First           Second          Third           Fourth
---------------------------------------------------------------------------------------------------
Revenues                                $1,832          $1,836          $1,968          $2,400
Income before income taxes                  60              65              69              76
Net income                                  39              42              44              48
Earnings per common share                  .24             .26             .27             .29
Earnings per common share -
    assuming dilution                      .24             .25             .27             .29

---------------------------------------------------------------------------------------------------
Dollars in millions, except per share results                     1996
---------------------------------------------------------------------------------------------------
                                        First           Second (b)      Third           Fourth (c)
---------------------------------------------------------------------------------------------------
Revenues                                $1,588          $1,605          $1,784          $1,811
Income (loss) before income taxes           81            (146)             48              35
Net income (loss)                           53             (95)             32              22
Earnings (loss) per common share           .32            (.58)            .20             .13
Earnings (loss) per common share -
    assuming dilution                      .32            (.58)            .19             .13



(a) Includes the results of Health Direct, Inc., Physician Corporation of America and ChoiceCare Corporation since their dates of acquisition, February 28, 1997, September 8, 1997 and October 17, 1997, respectively.

(b) Includes special charges of $200 million pretax ($130 million after tax or $.79 per diluted share) related to the restructuring of the Washington, D.C., health plan, provision for expected future losses on insurance contracts, closing 13 service areas, discontinuing unprofitable products in three markets and a litigation settlement.

(c) Includes a special charge of $15 million pretax ($10 million after tax or $.06 per diluted share) related to planned workforce reductions.


BOARD OF DIRECTORS
-----------------------------------------------------------------------------------------------------------------------------
K. FRANK AUSTEN, M.D.                           MICHAEL E. GELLERT                      JOHN R. HALL
Theodore B. Bayles Professor of Medicine,       General Partner, Windcrest              Chairman of the Board,
Harvard Medical School and the                  Partners, private investment            Arch Coal, Inc.
Brigham and Women's Hospital                    partnership                             Retired Chairman of the Board
                                                                                        and Chief Executive Officer,
                                                                                        Ashland Inc.

DAVID A. JONES                                  DAVID A. JONES, JR.                     IRWIN LERNER
Chairman of the Board, Humana Inc.              Vice Chairman, Humana Inc.              Retired Chairman of the Board
                                                Managing Director,                      and Executive Committee,
                                                Chrysalis Ventures, Inc.,               Hoffmann-La Roche Inc.
                                                venture capital firm

W. ANN REYNOLDS, PH.D.                          GREGORY H. WOLF
President, University of Alabama at             President and Chief Executive
Birmingham                                      Officer, Humana Inc.


BOARD COMMITTEES
-----------------------------------------------------------------------------------------------------------------------------
Executive Committee                             Audit Committee                         Investment Committee
DAVID A. JONES, Chairman                        MICHAEL E. GELLERT, Chairman            W. ANN REYNOLDS, PH.D., Chairwoman
MICHAEL E. GELLERT                              K. FRANK AUSTEN, M.D.                   MICHAEL E. GELLERT
DAVID A. JONES, JR.                             JOHN R. HALL                            JOHN R. HALL
GREGORY H. WOLF                                 IRWIN LERNER                            DAVID A. JONES, JR.

Organization and Compensation                   Medical Affairs Committee               Nominating Committee
Committee                                       K. FRANK AUSTEN, M.D., Chairman         JOHN R. HALL, Chairman
K. FRANK AUSTEN, M.D.,  Chairman                DAVID A. JONES, JR.                     K. FRANK AUSTEN, M.D.
MICHAEL E. GELLERT                              IRWIN LERNER                            DAVID A. JONES, JR.
IRWIN LERNER                                                                            W. ANN REYNOLDS, PH.D.
W. ANN REYNOLDS, PH.D.


CORPORATE OFFICERS
-----------------------------------------------------------------------------------------------------------------------------
GREGORY H. WOLF
President and Chief Executive
Officer

VICTOR M. AGRUSO                                DAVID R. ASTAR                          GEORGE G. BAUERNFEIND
Vice President - Organization                   Vice President - Customer Service       Vice President - Tax
Development and Corporate
Relations

DOUGLAS R. CARLISLE                             JAMES W. DOUCETTE                       KENNETH J. FASOLA
Vice President - Health System                  Vice President - Investment             Vice President - Sales and Marketing
Management (Central)                            Management and Treasurer

ARTHUR P. HIPWELL                               MITZI R. KROCKOVER, M.D.                JOAN O. LENAHAN
Senior Vice President and General               Vice President - Women's Health         Corporate Secretary
Counsel

THOMAS J. LISTON                                HEIDI S. MARGULIS                       MICHAEL B. MCCALLISTER
Vice President - Corporate                      Vice President - Government Affairs     Senior Vice President - Health
Development                                                                             System Management


CORPORATE OFFICERS (CONTINUED)
-----------------------------------------------------------------------------------------------------------------------------
SHERI E. MITCHELL                               JAMES E. MURRAY                         WALTER E. NEELY
Vice President - Accreditation and              Vice President and Chief Financial      Vice President and Associate
Compliance                                      Officer                                 General Counsel

DAVID R. NELSON                                 THOMAS J. NOLAND, JR.                   BRUCE D. PERKINS
Vice President and Chief Actuary                Vice President - Corporate              Senior Vice President - National
                                                Communications                          Contracting

JERRY D. REEVES, M.D.                           GREGORY K. ROTHERHAM                    KIRK E. ROTHROCK
Senior Vice President and Chief                 Vice President and General              Vice President - Specialty Products
Medical Officer                                 Manager - Medstep                       and Businesses

R. EUGENE SHIELDS                               GEORGE W. VIETH, JR.                    DAVID W. WILLE
President - Humana Military                     Vice President - Strategy and           Vice President - Actuarial Services
Healthcare Services                             Systems Development

TOD J. ZACHARIAS
Vice President - Product
Development


ADDITIONAL INFORMATION
--------------------------------------------------------------------------------


TRANSFER AGENT                                  CORPORATE HEADQUARTERS
  Bank of Louisville                              Humana Inc.
  Security Transfer Department                    The Humana Building
  Post Office Box 1497                            500 West Main Street
  Louisville, Kentucky  40201                     Louisville, Kentucky  40202
  (800) 925-0810                                  (502) 580-1000
                                                  (800) 486-2620


FORM 10-K                                       ANNUAL MEETING
Copies of the Company's Form 10-K               The Company's Annual Meeting of
filed with the Securities and Exchange          Stockholders will be held on
Commission may be obtained, without             Thursday, May 14, 1998, at 10:00
charge, by writing:                             a.m. in the Auditorium on the
                                                25th floor of the Humana
  Investor Relations                            Building.
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

1997                 HIGH      LOW
---------------------------------------
First Quarter       23        17-3/4
Second Quarter      24-1/4    20-1/8
Third Quarter       24-15/16  22-13/16
Fourth Quarter      24-5/8    18-7/8

1996                 HIGH      LOW
---------------------------------------
First Quarter       28-3/4        24
Second Quarter      26-1/2    17-5/8
Third Quarter       21-1/4    15-5/8
Fourth Quarter      21-1/4    17-3/4
