Form 10-K405, Exhibit 13
period 1998-12-31
HUMANA INC
filed 1999-03-31
CIK 49071

                                                                      EXHIBIT 13

Financial Section
================================================================================
Humana Inc.



 1  Selected Financial Data

 2  Management's Discussion and Analysis of Financial
    Condition and Results of Operations

13  Consolidated Balance Sheets

14  Consolidated Statements of Income

15  Consolidated Statements of Stockholders' Equity

16  Consolidated Statements of Cash Flows

17  Notes to Consolidated Financial Statements

27  Report of Independent Accountants

28  Quarterly Financial Information (Unaudited)

29  Board of Directors and Officers and Vice Presidents

31  Additional Information

Selected Financial Data
================================================================================
Humana Inc.

Dollars in millions, except per share results
---------------------------------------------

------------------------------------------------------------------------------------------------------------------------------
 For the years ended December 31,    1998 (a) (b)             1997 (c)               1996 (d) (e)         1995 (c)        1994  (f)
------------------------------------------------------------------------------------------------------------------------------
Summary of Operations
------------------------------------------------------------------------------------------------------------------------------
Revenues:
 Premiums by segment:
   Commercial                        $    5,257              $    4,387            $    4,255          $     2,883  $    2,054
   Public Sector:
     Medicare HMO                         2,918                   2,426                 1,907                1,569       1,406
     Medicaid and other                     622                     303                   164                  153         116
-------------------------------------------------------------------------------------------------------------------------------
                                          3,540                   2,729                 2,071                1,722       1,522
   TRICARE                                  800                     764                   351                    -           -
------------------------------------------------------------------------------------------------------------------------------
     Total premiums                       9,597                   7,880                 6,677                4,605       3,576
 Interest and other income                  184                     156                   111                   97          78
------------------------------------------------------------------------------------------------------------------------------
   Total revenues                         9,781                   8,036                 6,788                4,702       3,654
Income before income taxes                  203                     270                    18                  288         257
Net income                                  129                     173                    12                  190         176
Earnings per common share                   .77                    1.06                   .07                 1.17        1.10
Earnings per common share -
 assuming dilution                          .77                    1.05                   .07                 1.16        1.07
Net cash provided by operations              76                     289                   341                  150         298

Financial Position
------------------------------------------------------------------------------------------------------------------------------
Cash and investments                 $    2,812              $    2,798            $    1,880           $    1,696   $   1,203
Total assets                              5,496                   5,600                 3,306                3,056       1,957
Medical and other expenses payable        1,908                   2,075                 1,099                  866         527
Debt and other long-term obligations        977                   1,057                   361                  399          83
Stockholders' equity                      1,688                   1,501                 1,292                1,287       1,058

Operating Data
------------------------------------------------------------------------------------------------------------------------------
Medical expense ratio                      83.8                    82.8%                 84.3%                81.7%       81.6%
Administrative expense ratio               15.2                    15.5%                 15.5%                13.9%       13.6%
Medical membership by segment:
  Commercial:
     Fully-insured                    3,261,500               3,258,600             2,759,600            2,834,900   1,500,800
     Administrative services            646,200                 651,200               471,000              495,100      93,500
------------------------------------------------------------------------------------------------------------------------------
                                      3,907,700               3,909,800             3,230,600            3,330,000   1,594,300
  Public Sector:
     Medicare HMO                       502,000                 480,800               364,500              310,400     287,400
     Medicaid and other                 700,400                 704,000               152,900              164,000     159,200
------------------------------------------------------------------------------------------------------------------------------
                                      1,202,400               1,184,800               517,400              474,400     446,600
  TRICARE                             1,085,700               1,112,200             1,103,000                    -           -
------------------------------------------------------------------------------------------------------------------------------
     Total                            6,195,800               6,206,800             4,851,000             3,804,400  2,040,900
------------------------------------------------------------------------------------------------------------------------------

Specialty membership:
  Dental                              1,375,500                 936,400               844,800               797,000
  Other                               1,257,800               1,504,200             1,039,400             1,063,000
-------------------------------------------------------------------------------------------------------------------
    Total                             2,633,300               2,440,600             1,884,200             1,860,000
===================================================================================================================

(a) Includes charges associated with certain market closures, merger dissolution and losses on disposals of non-strategic assets of $34 million pretax, ($22 million after tax or $.13 per diluted share).
(b) Includes premium deficiencies of $46 million pretax ($29 million after tax or $.17 per diluted share), a one-time incentive for non-officer employees of $16 million pretax ($10 million after tax or $.06 per diluted share) and other costs of $36 million pretax ($23 million after tax or $.14 per diluted share).
(c) Includes the operations of Health Direct, Inc., Physician Corporation of America, ChoiceCare Corporation and EMPHESYS Financial Group since their dates of acquisition, February 28, 1997, September 8, 1997, October 17, 1997 and October 11, 1995, respectively.
(d) Includes charges related to the closing of the Washington, D.C., market, severance and facility costs for workforce reductions and market closures and product discontinuance costs of $96 million pretax ($63 million after tax or $.38 per diluted share).
(e) Includes premium deficiencies of $105 million pretax ($68 million after tax or $.41 per diluted share), litigation and certain other costs of $14 million pretax ($9 million after tax or $.06 per diluted share).
(f) Includes nonrecurring income of $11 million pretax ($17 million after tax or $.10 per diluted share) related to the favorable settlement of income tax disputes with the Internal Revenue Service, partially offset by the write-down of a nonoperational asset.

Management's Discussion and Analysis of
Financial Condition and Results of Operations
================================================================================
Humana Inc.

The consolidated financial statements of Humana Inc. (the "Company") in this Annual Report present the Company's financial position, results of operations and cash flows, and should be read in conjunction with the following discussion and analysis. This discussion and analysis contains both historical and forward-looking information. The forward-looking statements may be significantly impacted by risks and uncertainties and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that anticipated future results will be achieved because actual results may differ materially from those projected in the forward-looking statements. Readers are cautioned that a number of factors, which are described herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1998, could adversely affect the Company's ability to obtain these results. These include the effects of either federal or state health care reform or other legislation, changes in the Medicare reimbursement system, renewal of the Company's Medicare contracts with the federal government, renewal of the Company's contract with the federal government to administer the TRICARE program and renewal of the Company's Medicaid contracts with various state governments. Such factors also include the effects of other general business conditions, including but not limited to, the Company's ability to integrate its acquisitions, the Company's ability to appropriately address the "Year 2000" computer system issue, government regulation, competition, premium rate and yield changes, retrospective premium adjustments relating to federal government contracts, medical and pharmacy cost trends, changes in Commercial and Medicare HMO membership, operating subsidiary capital requirements, the ability of health care providers (including physician practice management companies) to comply with current contract terms, the effect of provider contract rate negotiations, general economic conditions and the retention of key employees. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends.


Introduction

The Company is a health services company that facilitates the delivery of health care services through networks of providers to its approximately 6.2 million medical members. The Company's products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracted providers. HMOs and PPOs control health care costs by various means, including pre-admission approval for hospital inpatient services, pre-authorization of outpatient surgical
procedures, and risk-sharing arrangements with providers.   These providers may
share medical cost risk or have other incentives to deliver quality medical services in a cost-effective manner. During 1998, the Company began an initiative to increase the amount of medical cost risk assumed by certain of its provider partners related primarily to its HMO products. As a result, at December 31, 1998, approximately 50 percent and 70 percent of its Commercial and Medicare HMO membership, respectively, were under various forms of risk-sharing arrangements. The Company also offers various specialty products to employers, including dental, group life and workers' compensation, and administrative services ("ASO") to those who self-insure their employee health plans. In total, the Company's products are licensed in 47 states, the District of Columbia and Puerto Rico, with approximately 21 percent of its membership in the state of Florida.

The Company markets and distributes its products to three distinct customer groups and, therefore, reports operations in three business segments. Results of each segment are measured based on premium revenues and underwriting margin (premium revenues less medical expenses). The Company does not allocate assets or administrative costs to the segments and, therefore, does not measure results based on segment assets or pretax profits. Members from all three segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent.

In the Commercial segment, the Company markets and distributes its fully-insured HMO, PPO, specialty and ASO products to large group employers (over 100 employees) and small group employers. Premium revenue pricing to large group employers has historically been more competitive than that to small group employers,

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================
Humana Inc.

resulting in less favorable underwriting margins for large groups. In the Public Sector segment, the Company markets and distributes its Medicare and Medicaid products to individuals eligible for these government-sponsored programs. The Medicare HMO product provides health care services that include all Medicare benefits and, in certain circumstances, additional services. The Company's third segment is TRICARE. In this segment, the Company facilitates health care services for the dependents of active military personnel and retired military personnel and their dependents located in the Southeastern United States. The Company is in the third year of its contract with the United States Department of Defense, which is renewable annually for up to two additional years. As encouraged by government regulation, TRICARE is managed by a separate management team and is more autonomous than the Company's Commercial and Public Sector segments, which generally share sales, marketing, customer service, medical management and claims processing functions of the Company.

On February 28, 1997, the Company acquired Health Direct, Inc. ("Health Direct") from Advocate Health Care for $23 million in cash. This transaction, which was recorded using the purchase method of accounting, added approximately 50,000 medical members to the Company's Chicago, Illinois, membership.

On September 8, 1997, the Company acquired Physician Corporation of America ("PCA") for total consideration of $411 million in cash, consisting primarily of $7 per share for PCA's outstanding common stock and the assumption of $121 million in debt. The purchase was funded with borrowings under the Company's commercial paper program. PCA served approximately 1.1 million medical members and provided comprehensive health services through its HMOs in Florida, Texas and Puerto Rico. In addition, PCA provided workers' compensation third-party administrative management services. Prior to November 1996, PCA also was a direct writer of workers' compensation insurance in Florida. Long-term medical and other expenses payable in the accompanying consolidated balance sheets includes the long-term portion of workers' compensation liabilities related to this business. This transaction was recorded using the purchase method of accounting.

On October 17, 1997, the Company acquired ChoiceCare Corporation ("ChoiceCare") for approximately $250 million in cash. The purchase was funded with borrowings under the Company's commercial paper program. ChoiceCare provided health services products to approximately 250,000 medical members in the Greater Cincinnati, Ohio, area. This transaction was recorded using the purchase method of accounting.

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


Asset Write-Downs and Other Charges

On August 10, 1998, the Company and United HealthCare Corporation ("United") announced their mutual agreement to terminate the previously announced Agreement and Plan of Merger, dated May 27, 1998. The merger, among other things, was expected to improve the operating results of certain of the Company's products and markets. Following the merger's termination, the Company conducted a strategic evaluation of each of its markets and product offerings. As a result of this strategic evaluation, which included assessing the Company's competitive market positions and profit potential, the Company recognized charges of $34 million during the third quarter of 1998. The charges included severance and lease termination costs associated with closing five markets (Sarasota and Treasure Coast, Florida, Springfield and Jefferson City, Missouri and Puerto
Rico) and discontinuing products ($5 million), write-downs of certain receivables and property and equipment associated with closing markets ($10 million), losses on disposals of non-strategic assets ($12 million) and merger dissolution costs ($7 million). Charges for estimated employee severance costs were based on the

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
===============================================================================
Humana Inc.


Company's employee benefit plan arrangements. Significant market closure activities are expected to be completed by the end of the second quarter of 1999 as membership lapses or existing contracts expire.

In 1996, the Company recorded asset write-downs and other charges of $96 million. These charges included write-downs of long-lived assets associated with the Company's Washington, D.C., health plan ($70 million), severance and lease termination costs for workforce reductions undertaken during 1997 ($15 million) and market closure and product discontinuance costs ($11 million). Substantially all amounts related to the cash portion of these charges were paid before the end of 1997.


Premium Deficiencies and Other Costs

In addition to the charges discussed above, as a result of management's regular assessment of the profitability of its contracts for providing health care services to its members, the Company recorded provisions for probable future losses (premium deficiencies) of $46 million and $105 million in 1998 and 1996, respectively. These premium deficiencies have been included in medical expenses in the accompanying consolidated statements of income.

After evaluating the recoverability of receivables from certain physician practice management companies, a write-down of $27 million was recorded in 1998 medical expenses in the accompanying consolidated statements of income. In addition, as a result of the dissolved merger with United, a one-time incentive for each non-officer employee ($16 million) and other costs ($9 million) were recorded during 1998. The one-time non-officer employee incentive and other costs have been included in selling, general and administrative expenses in the accompanying consolidated statements of income.

During 1996, the Company recorded provisions for litigation and certain other costs of $14 million which has been included in selling, general and administrative expenses in the accompanying consolidated statements of income.


Comparison of Results of Operations

In order to enhance comparability, and to present an estimated baseline against which historical and prospective periods should be measured, the following discussions comparing the results for the years ended December 31, 1998, 1997 and 1996 exclude the impact of the asset write-downs and other charges, premium deficiencies, and other costs described previously.

Years Ended December 31, 1998 and 1997

Income before income taxes totaled $335 million for the year ended December 31, 1998, compared to $270 million for the year ended December 31, 1997. Net income was $213 million or $1.27 per diluted share in 1998, compared to $173 million or $1.05 per diluted share in 1997. The earnings increase was a result of the full year contribution from the 1997 PCA and ChoiceCare acquisitions, increased Commercial premium yields, provider risk-sharing initiatives, improved claims payment accuracy across various product lines, and increased interest and other income. These favorable items were partially offset by increased pharmacy costs system-wide.

The Company's 1998 premium revenues increased 22 percent to a record $9.6 billion, from $7.9 billion for the year ended December 31, 1997. This increase was attributable to the current year effect of 1997 acquisitions, Commercial and Medicare HMO same-plan membership growth and increased premium rates for the Company's Commercial products. PCA and ChoiceCare premium revenues contributed
approximately $1.6 billion, a $1.1 billion increase over 1997.   Same-plan
membership growth contributed $120 million and Commercial premium increases added approximately $186 million, as same-plan Commercial premium yields increased 4.8 percent. Changes in Medicare HMO premium yield had little effect on premium revenues as same-plan yields declined .4 percent in 1998. The Medicare 2 percent statutory rate increase for 1998 was offset by membership growth in geographic areas with lower reimbursement rates.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
===============================================================================
Humana Inc.


During 1998, the Company's medical expense ratio increased to 83.0 percent from
82.8 percent for the year ended December 31, 1997. The year to year increase was the result of the higher medical expense ratio of acquired plans being included for a full year during 1998. The same-plan medical expense ratio improved 20 basis points to 82.2 percent from 82.4 percent in 1997, the result of the aforementioned premium rate increases, provider risk-sharing initiatives and improved claim payment accuracy. These improvements were partially offset by increased year-over-year pharmacy costs of 16 percent and 9 percent for the Company's Commercial and Medicare HMO products, respectively. As more fully described above, the medical expense ratio discussion excludes the impact of premium deficiencies ($46 million) and the write-down of physician practice management receivables ($27 million). The inclusion of these two items increases the 1998 medical expense ratio from 83.0 percent to 83.8 percent.

The Company's administrative cost ratio was 14.9 percent and 15.5 percent for the years ended December 31, 1998 and 1997, respectively. This improvement was the result of efforts to streamline the organization, as well as synergy savings from the 1997 acquisitions. Although further synergy savings are expected from these acquisitions, planned spending during 1999 for information systems and customer service enhancements will likely offset the beneficial effect of these savings. This administrative expense ratio discussion excludes the impact of the one-time non-officer employees incentive ($16 million) and other costs ($9 million) described above. The inclusion of these two items increases the 1998 administrative expense ratio from 14.9 percent to 15.2 percent.

Interest income totaled $150 million for the year ended December 31, 1998, compared to $131 million for the year ended December 31, 1997. The increase was attributable to the full year impact of including PCA's and ChoiceCare's investment portfolios, as well as increased realized investment gains. The tax equivalent yield on invested assets approximated 7.7 percent and 7.5 percent for the years ended December 31, 1998 and 1997, respectively. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life increased to 2.7 years at December 31, 1998, from 2.6 years at December 31, 1997.

Business Segment Information for the Years Ended December 31, 1998 and 1997

Commercial premium revenues increased 20 percent in 1998 to $5.3 billion, from $4.4 billion in 1997. The PCA and ChoiceCare acquisitions contributed $575 million of this increase, while increased premium yields contributed the remainder. Commercial membership remained stable in 1998, the result of the Company's commitment to price its Commercial products commensurate with the underlying risk. For 1999, Commercial premium yield increases are expected to approximate 5 to 7 percent, while membership is expected to increase approximately 5 percent. Public Sector premium revenues increased 30 percent to $3.5 billion in 1998, the result of the 1997 acquisitions and 4.4 percent same-plan membership growth in the Medicare HMO product. During 1998, the Company slowed its Medicare HMO membership growth in newer, more costly markets. In addition, the September 1998 announcement to close two markets by December 31, 1998, resulted in the decrease of 16,000 members. Medicare HMO premium yields are expected to increase approximately 2 percent in 1999, while membership is expected to increase approximately 5 percent. Also during 1999, Medicaid membership is expected to decline approximately 442,000 members, the result of the expiration of the Puerto Rico Medicaid contract. TRICARE revenues increased
4.7 percent in 1998 on stable membership, due to contract modifications.

The following table depicts segment medical membership balances and activity as of and for the years ended December 31, 1998 and 1997:

-----------------------------------------------------------------------------------------------------------
                                              1998                                  1997
                                ---------------------------------------------------------------------------
In Thousands                    Commercial   Public Sector   TRICARE   Commercial   Public Sector   TRICARE
                                ----------   -------------   -------   ----------   -------------   -------
Beginning medical membership         3,910           1,185     1,112        3,231             517     1,103
  Sales                                822             359         -          703             254         -
  Cancellations                       (824)           (342)        -         (635)           (222)        -
  Acquisitions                           -               -         -          735             659         -
  Dispositions                           -               -         -         (124)            (23)        -
  TRICARE change                         -               -       (26)           -               -         9
-----------------------------------------------------------------------------------------------------------
Ending medical membership            3,908           1,202     1,086        3,910           1,185     1,112
-----------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
===============================================================================
Humana Inc.


The Commercial segment medical expense ratio improved 100 basis points to 82.3 percent in 1998, due to increased premium yields and risk-sharing initiatives previously mentioned. During 1999, the Company believes its Commercial segment medical expense ratio will be benefitted by its continued focus on pricing its Commercial products at rates commensurate with the risk assumed and its control of claims cost trends, including its contractual relationships with providers. The Company believes that the industry's 1999 Commercial premium pricing environment will facilitate its Commercial premium rate increases. The Public Sector medical expense ratio increased to 84.8 percent in 1998 from 82.3 percent in 1997, primarily from lower Medicare HMO reimbursement rates, the 1997 growth of Medicare HMO membership in new, more costly markets outside the Company's base markets and increasing Medicaid costs in Puerto Rico. Although the expiration of the Puerto Rico Medicaid contract will improve the Public Sector medical expense ratio, for the Public Sector medical expense ratio to remain stable, the Company must continue to control its Medicare HMO medical costs during 1999 in line with the anticipated 2 percent premium yield increases. TRICARE's medical expense ratio improved 110 basis points in 1998 to 80.1 percent, the result of continuing utilization management, improved networks and contract price modifications. As previously described, this medical expense ratio discussion excludes the impact of premium deficiencies ($46 million) and the write-down of physician practice management receivables ($27 million). The inclusion of these two items increases the 1998 Commercial and Public Sector medical expense ratios to 82.9 percent and 86.0 percent, respectively.

Years Ended December 31, 1997 and 1996

Income before income taxes totaled $270 million for the year ended December 31, 1997, compared to $234 million for the year ended December 31, 1996. Net income was $173 million or $1.05 per diluted share in 1997, compared to $152 million or $.92 per diluted share in 1996. The earnings increase was primarily a result of increasing Commercial premium yields, improved hospital utilization and providing a full year of health care services under the TRICARE contract, which commenced during the third quarter of 1996. These favorable items were partially offset by higher than anticipated medical costs in the Company's new Medicare HMO markets and increased pharmacy costs system-wide. The acquisitions of PCA and ChoiceCare did not significantly impact 1997 earnings.

The Company's premium revenues increased 18 percent to $7.9 billion for the year ended December 31, 1997, from $6.7 billion for the year ended December 31, 1996. The premium revenue increase was primarily attributable to the full year impact of the TRICARE contract, the acquisitions of PCA and ChoiceCare and increased premium yields. TRICARE premium revenues increased $413 million in 1997 and the PCA and ChoiceCare acquisitions contributed premium revenues of approximately $512 million since their dates of acquisition. Premium rate changes contributed the remaining increase, as same-plan Commercial and Medicare HMO premium yields increased 4.2 percent and 4.3 percent, respectively.

During 1997, the Company's medical expense ratio increased to 82.8 percent from
82.7 percent for the year ended December 31, 1996 as a result of the PCA and ChoiceCare acquisitions. Excluding the effect of these acquisitions, the Company's medical expense ratio improved to 82.4 percent, reflecting the aforementioned premium yield increases, favorable physician cost trends (compared to premium yield increases) in the Company's Commercial products and an overall improvement in hospital utilization. These medical cost improvements were partially offset by higher than anticipated medical costs in the Company's new Medicare HMO markets (where a larger portion of membership growth was taking place) and increased pharmacy costs system-wide. As more fully described previously, the medical expense ratio discussion excludes the impact of the premium deficiencies recorded in 1996 of $105 million. The inclusion of these premium deficiencies increases the 1996 medical expense ratio from 82.7 percent to 84.2 percent.

The Company's administrative cost ratio was 15.5 percent and 15.3 percent for the years ended December 31, 1997 and 1996, respectively. Although investment spending in such areas as customer service, information systems and Medicare HMO product growth initiatives resulted in this year-over-year increase, efforts to rationalize the Company's staffing levels and streamline the organizational structure resulted in sequential quarterly improvements in the administrative cost ratio throughout 1997. The administrative expense ratio discussion excludes the impact of provisions in 1996 for litigation and certain other costs ($14 million) described previously. The inclusion of these costs increases the 1996 administrative expense ratio from 15.3 percent to 15.6 percent.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
===============================================================================
Humana Inc.

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

Business Segment Information for the Years Ended December 31, 1997 and 1996

Commercial segment premiums increased 3 percent for the year ended December 31, 1997, from $4.3 billion to $4.4 billion. The increase was the result of the 1997 acquisitions and increased premium yields, partially offset by same-plan fully-insured membership reductions. Same-plan fully-insured membership declined 62,500 members, the result of a premium pricing discipline begun during the second half of 1996. Commercial same-plan ASO membership increased 130,000 or 28 percent during 1997. Public Sector premiums increased 32 percent for the year ended December 31, 1997, from $2.1 billion to $2.7 billion. The increase was the result of the aforementioned acquisitions, same-plan Medicare HMO membership growth in new markets and same-plan Medicare HMO premium yields of
4.4 percent. Same-plan Public Sector membership increased 31,500 or 6 percent in 1997, the result of Medicare HMO product growth of 19 percent, largely offset by a decline in membership for other Public Sector products. TRICARE premium revenues totaled approximately $764 million for the year ended December 31, 1997, compared to approximately $351 million for the period July 1 through December 31, 1996.

The following table depicts segment medical membership balances and activity as of and for the years ended December 31, 1997 and 1996, including the effect of the PCA and ChoiceCare acquisitions:

----------------------------------------------------------------------------------------------------------
                                              1997                                    1996
                               ---------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------
In Thousands                    Commercial   Public Sector   TRICARE  Commercial   Public Sector   TRICARE
----------------------------------------------------------------------------------------------------------
Beginning medical membership         3,231             517     1,103       3,330             474         -
  Sales                                703             254         -         587             196      1083
  Cancellations                       (635)           (222)        -        (686)           (153)        -
  Acquisitions                         735             659         -           -               -         -
  Dispositions                        (124)            (23)        -           -               -         -
  TRICARE change                         -               -         9           -               -        20
----------------------------------------------------------------------------------------------------------
Ending medical membership            3,910           1,185     1,112       3,231             517     1,103
----------------------------------------------------------------------------------------------------------

The Commercial medical expense ratio improved 50 basis points in 1997 to 83.3 percent. The improvement resulted from same-plan premium yield increases and favorable physician cost trends (compared to premium yield increases), partially offset by the higher medical expense ratio of the acquired plans. The Public Sector medical expense ratio increased from 80.3 percent in 1996 to 82.3 percent in 1997, resulting from higher than anticipated costs in the Company's new Medicare HMO markets. The TRICARE medical expense ratio improved from 83.6 percent during 1996 to 81.2 percent in 1997. This medical expense ratio discussion excludes the impact of premium deficiencies ($105 million). The inclusion of this item increases the 1996 Commercial medical expense ratio to
86.3 percent.


Liquidity

During 1998, cash provided by the Company's operations was $76 million, compared to cash provided by operations in 1997 and 1996 of $289 million and $341 million, respectively. Cash flow in 1998 was negatively impacted by the 1997 PCA acquisition, including paydowns of medical claims backlogs, cash advances to providers and severance payments. Also during 1998, the Company made cash payments of $134 million related to the closed block of PCA workers' compensation business. The 1997 decline in net cash provided by operations was the result of changes in operating assets and liabilities, increased TRICARE receivables and more timely medical claims processing.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================
Humana Inc.

Cash provided by investing activities totaled $7 million in 1998, compared to cash used for investing activities of $664 million in 1997. The use of cash for investing activities during 1997 was primarily the result of the PCA and ChoiceCare acquisitions. Cash provided by financing activities was $51 million in 1998 compared to $679 million in 1997. Cash provided in 1998 was the result of the timing of book overdrafts, while in 1997 cash provided by financing activities was the result of borrowings to finance acquisitions.

The Company's subsidiaries operate in states which require certain levels of equity and regulate the payment of dividends to the parent company. As a result, the Company's ability to use operating subsidiaries' cash flows is restricted to the extent of the subsidiaries' ability to obtain regulatory approval to pay dividends.

The Company maintains a revolving credit agreement ("Credit Agreement") which provides additional liquidity under a line of credit of up to $1.5 billion. Borrowings under this Credit Agreement were $93 million and $300 million at December 31, 1998 and 1997, respectively. The Company also maintains a commercial paper program and issues debt securities thereunder. The commercial paper program is backed by the Credit Agreement. Commercial paper borrowings averaged $659 million in 1998 at a weighted average interest rate of 5.9 percent. Commercial paper borrowings outstanding at December 31, 1998 and 1997 was $730 million and $589 million, respectively.

The Company intends to repay approximately $250 million of its outstanding debt with the proceeds of operating subsidiary dividends expected to be received during 1999. All borrowings under both the Credit Agreement and commercial paper program, except the planned 1999 repayments, have been classified as long-term debt based on management's ability and intent to refinance borrowings on a long-term basis.

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


Risk Sensitive Financial Instruments and Positions

The Company's risk of fluctuation in earnings due to changes in interest income from its fixed income portfolio is partially mitigated by the Company's debt position, as well as the short duration of the fixed income portfolio.

The Company has evaluated the interest income and debt expense impact resulting from a hypothetical change in interest rates of 100, 200 and 300 basis points over the next 12-month period, as reflected in the table below. In the past 10 years, annual changes in commercial paper rates have never exceeded 300 basis points, changed between 200 and 300 basis points twice, and changed between 100 and 200 basis points twice. The modeling technique used to calculate the pro forma net change considered the cash flows related to fixed income investments and debt, including the repayment of $250 million of debt in 1999, which are subject to interest rate changes during a prospective 12-month period.

-----------------------------------------------------------------------------------------------------------------
                                            Increase (decrease) in earnings     Increase (decrease) in earnings
                                                 given an interest rate              given an interest rate
           Dollars in millions                 decrease of X basis points          increase of X basis points
-----------------------------------------------------------------------------------------------------------------
                                                 (300)       (200)      (100)        100         200         300
-----------------------------------------------------------------------------------------------------------------
1998
Fixed income portfolio                         $(11.9)     $ (7.9)     $(4.0)      $ 4.0       $ 8.0      $ 12.0
Debt                                              5.7         3.8        1.9        (1.9)       (3.8)       (5.7)
-----------------------------------------------------------------------------------------------------------------
Total                                          $ (6.2)     $ (4.1)     $(2.1)      $ 2.1       $ 4.2      $  6.3
=================================================================================================================
1997
Fixed income portfolio                         $(15.1)     $(10.0)     $(5.0)      $ 4.9       $ 9.9      $ 14.8
Debt                                             12.3         8.2        4.1        (4.1)       (8.2)      (12.3)
-----------------------------------------------------------------------------------------------------------------
Total                                          $ (2.8)     $ (1.8)     $ (.9)      $  .8       $ 1.7      $  2.5
=================================================================================================================

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Humana Inc.

The following table presents the hypothetical change in fair market values of common equity securities held by the Company at December 31, 1998 which are sensitive to changes in stock market values. These common equity securities are held for purposes other than trading.
--------------------------------------------------------------------------------


                                            Decrease in                                         Increase in
                                      valuation of security             Fair value         valuation of security
                                     given an X% decrease in               as of           given an X% increase in
     Dollars in millions          each equity security's value          December 31,     each equity security's value
-------------------------------------------------------------------------------------------------------------------------
                                     (30%)     (20%)     (10%)                                      10%     20%     30%
-------------------------------------------------------------------------------------------------------------------------
1998
Common equity securities           $(18.6)   $(12.4)    $(6.2)             $62.1                   $6.2   $12.4   $18.6
-------------------------------------------------------------------------------------------------------------------------
1997
Common equity securities           $(15.5)   $(10.4)    $(5.2)             $51.8                   $5.2   $10.4   $15.5
-------------------------------------------------------------------------------------------------------------------------

Changes in equity valuations (based upon the Standard & Poor's 500 stock index) over the past 10 years which were in excess of 30 percent occurred five times, between 20 percent and 30 percent occurred two times, and between 10 percent and 20 percent occurred three times.


Capital Resources

The Company's ongoing capital expenditures relate primarily to administrative facilities and information systems necessary for activities such as claims processing, billing and collections, medical utilization review and customer service. Total capital expenditures, excluding acquisitions, were $104 million, $73 million and $72 million for the years ended December 31, 1998, 1997 and 1996, respectively. Capital expenditures during 1998 included the $32 million purchase and renovation of a regional customer service center in Jacksonville, Florida.

Excluding acquisitions, planned capital spending in 1999 will approximate $80 to $90 million for the expansion and improvement of administrative facilities and information systems.


Effects of Inflation and Changing Prices

The Company's operations are regulated by various state and federal government agencies. Actuarially determined premium rate increases for Commercial products are generally approved by the respective state insurance commissioners, while increases in premiums for Medicaid and Medicare HMO products are established by various state governments and the Health Care Financing Administration. Premium rates under the TRICARE contract with the United States Department of Defense may be adjusted on a year by year basis to reflect inflation, changes in the workload volumes of military medical facilities and contract modifications.

The Company's 1999 average rate of statutory increase under the Medicare contracts is approximately 2 percent. Over the last five years, annual increases have ranged from as low as the January 1998 increase of 2 percent to as high as 9 percent in January 1996, with an average of approximately 5 percent. The Company's Medicare contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto.

Legislative proposals are being considered which may revise the Medicare program's current support of the use of managed health care for Medicare beneficiaries and the future reimbursement rates thereunder. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company's Medicaid contracts are generally annual contracts with various states except for the two-year contract with the Commonwealth of Puerto Rico. The Puerto Rico contract, previously scheduled to expire March 31, 1999, has been extended one month to April 30, 1999. The Company does not expect to be able to renew the contract in Puerto Rico under favorable terms and, therefore, has announced its intention to close this market when the contract expires. Additionally, the Company's TRICARE contract is a one-year contract renewable annually for up to two additional years. The loss of these contracts (other than the contract in Puerto Rico) or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================
Humana Inc.

In addition, the Company continually contracts and seeks to renew contracts with providers at rates designed to ensure adequate profitability. To the extent the Company is unable to obtain such rates, its financial position, results of operations and cash flows could be adversely impacted. Currently, the Company is in renegotiations with a major provider and is unable to predict the impact of these negotiations on future rates.


The Company's Y2K Readiness Disclosure Statement

The Company operates one of the largest managed care data centers in the nation. The primary computing facility is located in Louisville, Kentucky with a satellite operation in Green Bay, Wisconsin. In 1998, Humana's Information Systems organization included 950 associates with an annual operating budget of $135 million. The Company's application systems are largely developed and maintained in-house by a staff of 400 application programmers who are versed in the use of state-of-the-art technology. All application systems are fully integrated and automatically pass data through various system processes. The information systems support marketing, sales, underwriting, contract administration, billing, financial, and other administrative functions as well as customer service, authorization and referral management, concurrent review, physician capitation and claims administration, provider management, quality management and utilization review.

The Company internally develops most of its own application systems software. All application systems must comply with strict standards for data integrity, file compatibility and architectural requirements. The Company maintains a central project coordination function and an architectural review function that ensure consistency across the application portfolio. The Company has subscribed to automated file processes and integrated data architectures for over twenty-five years.

The Year 2000 issue is the result of two potential malfunctions that may have an impact on the Company's systems and equipment. The first potential malfunction is the result of computers being programmed to use two rather than four digits to define the applicable year. The second potential malfunction arises where embedded microchips and micro-controllers have been designed using two rather than four digits to define the applicable year. As a result, certain of the Company's date-sensitive computer programs, building infrastructure components and medical devices, may recognize a date using "00" as the year 1900 rather than the year 2000. If uncorrected, the problem may result in computer system and program failures or equipment malfunctions that could result in a disruption of business operations (such as the payment of medical claims, premium billing and collection, and membership enrollment verification as well as the use of medical equipment such as heart defibrillators).

Humana's Information Systems organization operates in a centralized manner. The Company's data center and the majority of its programming and support staff are located at its corporate offices in Louisville, Kentucky. A Year 2000 project management office is in place to oversee the progress made in the assessment and correction of the Company's Year 2000 exposures.

In general, the Company's Year 2000 project consists of four phases -- assessment, remediation, validation, and implementation -- and is categorized into the following four components:

     Information Technology (IT) - software essential for day-to-day operations
     ----------------------------
     including both internally developed software and third party software which interfaces therewith.

     IT Infrastructure - mainframe, network, telecommunications interfaces and
     -----------------
     self-contained operating systems.

     Third party business partners and intermediaries - entities on which the
     ------------------------------------------------
     Company relies for transmission and receipt of claims, and encounter, membership and payment information, including federal and state governmental agencies such as the Health Care Financing Administration.

     Non-IT Infrastructure - telecommunications equipment, elevators, public
     ---------------------
     safety equipment (i.e., security and fire), medical equipment and HVAC systems.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================
Humana Inc.

The Company commenced the assessment of its Year 2000 exposures in 1996. Remediation efforts of internally developed software and third party software applications have also begun. The Company's plan is to have modified all critical mainframe systems and components in time for such systems and components to utilize the updated Year 2000 logic during the second quarter of 1999. Modifying all critical systems and components by the second quarter of 1999 will enable the majority of the modified programs to run in a production environment for a considerable period of time before encountering Year 2000 data. Of the Company's 98 mainframe systems identified in the assessment, 92 have been renovated, validated and are currently operating using the updated Year 2000 logic. During 1999, the remaining 6 systems will be modified, upgraded, or replaced and all systems will continue to be monitored and tested to ensure that they will function properly after December 31, 1999. In addition, the Company is in the process of contacting vendors, third party business partners and intermediaries in an effort to obtain the information necessary to address Year 2000 issues. The Company anticipates completing, in all material respects, its Year 2000 project by the end of the third quarter 1999. The Company's efforts are currently progressing on plan.

The Year 2000 project is currently estimated to have a minimum total cost of approximately $25 million. Project to date costs total $19.5 million, including $18.5 million during the year ended December 31, 1998. Year 2000 expenses represented less than 15 percent of the Information Systems budget during 1998. Year 2000 costs are expensed as incurred and funded through operating cash flow.

The extent and magnitude of the Year 2000 project, as it will affect the Company both before and for some period after January 1, 2000, are difficult to predict or quantify. As a result, the Company has recently undertaken the development of contingency plans in the event that its Year 2000 project is not completed in an accurate or timely manner. The Company has identified five major functional areas, covering 20 operational subdivisions, that will require contingency plans. The five major functional areas are: providers, service centers, suppliers and vendors, customers and brokers, and banking and finance. The Company is in the process of developing and refining alternative operating procedures for each functional area. Additionally, a tracking system is being developed to monitor the implementation of these procedures.

While the Company presently believes that the timely completion of its Year 2000 project will limit exposure so that the Year 2000 will not pose material operational problems, the Company does not control third party systems.
Although the Company is contacting third parties, the Company has not received assurances that all third party interfaces will be converted in a timely manner. Additionally, if Year 2000 modifications or upgrades are not accomplished in a timely manner or proper contingency plans are not implemented, Year 2000 failures which may result could have a material adverse impact on the Company's results of operations or its financial position.

The costs of the Year 2000 project and the date on which the Company plans to complete Year 2000 modifications are based on management's best estimates, considering assumptions of future events including the continued availability of certain resources and other factors. There can be no guarantee that these estimates will be achieved and actual results could differ materially from plan. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes, and the ability of the Company's significant suppliers, customers and others with which it conducts business, including federal and state governmental agencies, to identify and resolve their own Year 2000 issues.


Impact of Recently Issued Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In general, SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet at their face value, and sets forth the manner in which gains or losses thereon are to be recorded. The treatment of such gains and losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. This statement is effective for periods beginning after June 15, 1999. Management of the Company anticipates that, due to its limited use of derivative instruments, the adoption of SFAS 133 will not have a significant effect on the Company's results of operations or its financial position.

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================
Humana Inc.

Other Information

During the ordinary course of business, the Company is subject to pending and threatened legal actions and audits by the agencies that regulate the Company. Management of the Company does not believe that any of these actions will have a material adverse effect on the Company's financial positions, results of operations or cash flows.

Consolidated Balance Sheets
================================================================================
Humana Inc.

Dollars in millions, except per share amounts
-----------------------------------------------------------------------------------------
December 31,                                                            1998     1997
-----------------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                                             $  913   $  779
 Marketable securities                                                  1,594    1,507
 Premiums receivable, less allowance for doubtful
   accounts of $62 in 1998 and $48 in 1997                                276      351
 Deferred income taxes                                                    129      164
 Other                                                                    207      231
-----------------------------------------------------------------------------------------
   Total current assets                                                 3,119    3,032
-----------------------------------------------------------------------------------------

Property and equipment, net                                               433      420
Other assets:
 Long-term marketable securities                                          305      512
 Cost in excess of net assets acquired                                  1,188    1,224
 Deferred income taxes                                                     64       60
 Other                                                                    387      352
-----------------------------------------------------------------------------------------
   Total other assets                                                   1,944    2,148
-----------------------------------------------------------------------------------------
 Total Assets                                                          $5,496   $5,600
-----------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current liabilities:
 Medical and other expenses payable                                    $1,470   $1,478
 Trade accounts payable and accrued expenses                              395      511
 Book overdraft                                                           234      152
 Unearned premium revenues                                                294      304
 Short-term debt                                                          250        -
-----------------------------------------------------------------------------------------
   Total current liabilities                                            2,643    2,445
-----------------------------------------------------------------------------------------
Long-term medical and other expenses payable                              438      597
Long-term debt                                                            573      889
Professional liability and other obligations                              154      168
-----------------------------------------------------------------------------------------
   Total liabilities                                                    3,808    4,099
-----------------------------------------------------------------------------------------
Commitments and contingencies
Stockholders' equity:
 Preferred stock, $1 par; authorized 10,000,000 shares; none issued         -        -
 Common stock, $.16 2/3 par; authorized 300,000,000
   shares; issued and outstanding 167,515,362 shares - 1998
   and 164,058,225 shares - 1997                                           28       27
 Capital in excess of par value                                           894      841
 Retained earnings                                                        753      624
 Accumulated other comprehensive income                                    13        9
-----------------------------------------------------------------------------------------
   Total stockholders' equity                                           1,688    1,501
-----------------------------------------------------------------------------------------
 Total Liabilities and Stockholders' Equity                             5,496   $5,600
-----------------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income
================================================================================
Humana Inc.

Dollars in millions, except per share results
--------------------------------------------------------------------------------
Years ended December 31,                         1998      1997     1996
--------------------------------------------------------------------------------

Revenues:
 Premiums                                      $9,597    $7,880    $6,677
 Interest and other income                        184       156       111
--------------------------------------------------------------------------------
   Total revenues                               9,781     8,036     6,788

Operating expenses:
 Medical                                        8,041     6,522     5,625
 Selling, general and administrative            1,328     1,116       940
 Depreciation and amortization                    128       108        98
 Asset write-downs and other charges               34         -        96
--------------------------------------------------------------------------------
   Total operating expenses                     9,531     7,746     6,759
--------------------------------------------------------------------------------

Income from operations                            250       290        29

Interest expense                                   47        20        11
--------------------------------------------------------------------------------

Income before income taxes                        203       270        18

Provision for income taxes                         74        97         6
--------------------------------------------------------------------------------

Net income                                      $ 129  $    173      $ 12
--------------------------------------------------------------------------------

Earnings per common share                       $ .77  $   1.06      $.07
--------------------------------------------------------------------------------

Earnings per common share - assuming dilution   $ .77  $   1.05      $.07
--------------------------------------------------------------------------------

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity
================================================================================
Humana Inc.

In millions
-----------------------------------------------------------------------------------------------------------------------
                                                                                           Accumulated
                                           Common Stock      Capital In                       Other            Total
                                          --------------     Excess of       Retained      Comprehensive    Stockholders'
                                          Shares  Amount     Par Value       Earnings      Income (Loss)       Equity
------------------------------------------------------------------------------------------------------------------------
Balances, January 1, 1996                    162     $27         $815           $439          $  6             $1,287

Comprehensive loss:
  Net income                                           -            -             12             -                 12
  Other comprehensive loss:
   Net unrealized investment
    loss, net of $(8) tax                              -            -              -           (14)               (14)
                                                                                                                --------
 Comprehensive loss                                                                                                (2)

Other                                          1       -            7              -             -                  7
------------------------------------------------------------------------------------------------------------------------

Balances, December 31, 1996                  163      27          822            451            (8)             1,292

Comprehensive income:
  Net income                                           -            -            173             -                173
  Other comprehensive income:
   Net unrealized investment
    gain, net of $10 tax                               -            -              -            17                 17
                                                                                                                --------
 Comprehensive income                                                                                             190
------------------------------------------------------------------------------------------------------------------------

Other                                          1       -           19              -             -                 19

Balances, December 31, 1997                  164      27          841            624             9              1,501

Comprehensive income:
  Net income                                           -            -            129             -                129
                                                                                                                --------
  Other comprehensive income:
   Net unrealized investment
    gain, net of $2 tax                                -            -              -             4                  4
                                                                                                                --------
 Comprehensive income                                                                                             133

Other                                          4       1           53              -             -                 54
------------------------------------------------------------------------------------------------------------------------
Balances, December 31, 1998                  168     $28         $894           $753           $13             $1,688
------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
================================================================================
Humana Inc.

Dollars in millions
----------------------------------------------------------------------------------------
Years Ended December 31,                                      1998     1997    1996
----------------------------------------------------------------------------------------
Cash flows from operating activities
 Net income                                                  $   129   $ 173   $  12
 Adjustments to reconcile net income
   to net cash provided by operating activities:
     Asset write-downs and losses on sales of assets              17       -      70
     Depreciation and amortization                               128     108      98
     Deferred income taxes                                        26      40     (25)
     Changes in operating assets and liabilities:
       Premiums receivable                                        45    (102)    (81)
       Other assets                                               32     (47)    (31)
       Medical and other expenses payable                        (22)   (118)    215
       Workers' compensation liabilities                        (134)    (31)      -
       Other liabilities                                        (135)     57      84
       Unearned premium revenues                                 (10)    203      (3)
       Other                                                       -       6       2
----------------------------------------------------------------------------------------
   Net cash provided by operating activities                      76     289     341
----------------------------------------------------------------------------------------
Cash flows from investing activities
 Acquisitions of health plan assets, net of cash acquired          -    (669)     (6)
 Purchases of property and equipment                            (104)    (73)    (72)
 Dispositions of property and equipment                           12      15       5
 Purchases of marketable securities                           (1,037)   (608)   (440)
 Maturities and sales of marketable securities                 1,174     648     356
 Other                                                           (38)     23     (17)
----------------------------------------------------------------------------------------
   Net cash provided by (used in) investing activities             7    (664)   (174)
----------------------------------------------------------------------------------------
Cash flows from financing activities
 Issuance of long-term debt                                      123     300       -
 Repayment of long-term debt                                    (330)      -    (250)
 Net commercial paper borrowings                                 141     367     222
 Change in book overdraft                                         82      (1)    (25)
 Other                                                            35      13       1
----------------------------------------------------------------------------------------
   Net cash provided by (used in) financing activities            51     679     (52)
----------------------------------------------------------------------------------------

Increase in cash and cash equivalents                            134     304     115
Cash and cash equivalents at beginning of period                 779     475     360
----------------------------------------------------------------------------------------

Cash and cash equivalents at end of period                      $913    $779    $475
----------------------------------------------------------------------------------------
Supplemental cash flow disclosure:
 Interest payments                                              $ 49    $ 15    $ 11
 Income tax payments                                              69       8      39

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
================================================================================
Humana Inc.

1. Reporting Entity

Nature of Operations

Humana Inc. ("the Company") is a health services company that facilitates the delivery of health care services through networks of providers. The Company's products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracted providers. HMOs and PPOs control health care costs by various means, including pre-admission approval for hospital inpatient services, pre-authorization of outpatient surgical procedures, and risk-sharing
arrangements with providers.   These providers may share medical cost risk or
have other incentives to deliver quality medical services in a cost-effective manner. The Company also offers various specialty products to employers, including dental, group life and workers' compensation, and administrative services ("ASO") to those who self-insure their employee health plans. In total, the Company's products are licensed in 47 states, the District of Columbia and Puerto Rico, with approximately 21 percent of its membership in the state of Florida.

The Company markets and distributes its products to three distinct customer groups and, therefore, reports operations in three business segments. Results of each segment are measured based on premium revenues and underwriting margin (premium revenues less medical expenses). The Company does not allocate assets or administrative costs to the segments and, therefore, does not measure results based on segment assets or pretax profits. Members from all three segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent.

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

Marketable Securities

At December 31, 1998 and 1997, marketable debt and equity securities have been categorized as available for sale and, as a result, are stated at fair value based generally on quoted market prices. Commercial mortgage loans are carried at cost. Marketable debt and equity securities available for current operations are classified as current assets. Marketable securities available for the Company's capital spending, professional liability, long-term insurance product requirements and payment of long-term workers' compensation claims are classified as long-term assets. Unrealized holding gains and losses, net of applicable deferred taxes, are included as a component of stockholders' equity until realized.

For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

================================================================================
Humana Inc.

Long-Lived Assets

Property and equipment is carried at cost and comprises the following at December 31, 1998 and 1997:

-----------------------------------------------------------------------
Dollars in millions                                1998          1997
-----------------------------------------------------------------------

Land                                              $  33         $  33
Buildings                                           355           302
Equipment                                           400           393
-----------------------------------------------------------------------
                                                    788           728
Accumulated depreciation                           (355)         (308)
-----------------------------------------------------------------------
                                                  $ 433         $ 420
-----------------------------------------------------------------------

Depreciation is computed using the straight-line method over estimated useful lives ranging from three to 10 years for equipment and 20 years for buildings. Depreciation expense was $75 million, $66 million and $59 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Cost in excess of net assets acquired represents the unamortized excess of cost over the fair value of tangible and identifiable intangible assets acquired and is being amortized on a straight-line basis over varying periods not exceeding 40 years. Accumulated amortization totaled $69 million and $37 million at December 31, 1998 and 1997, respectively.

The carrying values of all long-lived assets are periodically reviewed by management for impairment, based upon undiscounted future cash flows, and appropriate losses are recognized whenever the carrying value of an asset may not be recoverable.

Revenue and Medical Cost Recognition

Premium revenues are recognized as income in the period members are entitled to receive services. Premiums received prior to such period are recorded as unearned premium revenues.

Medical costs include claim payments, capitation payments, physician salaries, allocations of certain centralized expenses and various other costs incurred to provide medical care to members, as well as estimates of future payments to hospitals and others for medical care provided prior to the balance sheet date. Capitation payments represent monthly prepaid fees disbursed to participating primary care physicians and other providers who are responsible for providing medical care to members. The estimates of future medical claim and other expense payments are developed using actuarial methods and assumptions based upon payment patterns, medical inflation, historical development and other relevant factors. Estimates of future payments relating to services incurred in the current and prior periods are continually reviewed by management and adjusted as necessary.

The Company assesses the profitability of its contracts for providing health care services to its members when current operating results or forecasts indicate probable future losses. The Company records a premium deficiency in current operations to the extent that the sum of expected health care costs, claim adjustment expenses and maintenance costs exceeds related future premiums. Anticipated investment income is not considered for purposes of computing the premium deficiency. During the years ended December 31, 1998 and 1996, the Company recorded premium deficiencies approximating $46 million and $105 million, respectively.

Management believes the Company's medical and other expenses payable are adequate to cover future claims payments required, however, such estimates are subject to changes in assumptions, and, therefore, the actual liability could differ from amounts provided.

Book Overdraft

Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified as a current liability in the consolidated balance sheets.

Stock Options

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and continues to apply Accounting Principles Board.

================================================================================
Humana Inc.

Opinion No. 25 and related interpretations in the accounting for its stock option plans. No compensation expense has been recognized in connection with the granting of stock options. See Note 8 for discussion of stock options and the disclosures required by SFAS 123.

Earnings Per Common Share

Detail supporting the computation of earnings per common share and earnings per common share-assuming dilution follows:

Dollars in millions, except per share results
---------------------------------------------------------------------------------
                                                                         Per Share
Year Ended December 31, 1998                     Net Income    Shares     Results
---------------------------------------------------------------------------------
Earnings per common share                          $ 129     166,471,824    $ .77
Effect of dilutive stock options                               1,792,756
Earnings per common share - assuming dilution      $ 129     168,264,580    $ .77
---------------------------------------------------------------------------------

Year Ended December 31, 1997
---------------------------------------------------------------------------------
Earnings per common share                          $ 173     163,406,460    $1.06
Effect of dilutive stock options                               2,436,019
Earnings per common share - assuming dilution      $ 173     165,842,479    $1.05
---------------------------------------------------------------------------------

Year Ended December 31, 1996
---------------------------------------------------------------------------------
Earnings per common share                          $  12     162,531,524    $ .07
Effect of dilutive stock options                               2,747,294
Earnings per common share - assuming dilution      $  12     165,278,818    $ .07
---------------------------------------------------------------------------------

Options to purchase 1,562,949, 2,414,148 and 1,580,891 shares for the years ended December 31, 1998, 1997 and 1996, respectively, were not included in the computation of earnings per common share-assuming dilution because the options' exercise prices were greater than the average market price of the common shares during the periods.

Reclassifications

Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.

Adoption of Recent Accounting Pronouncements

In 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for reporting and display of changes in equity from non-owner sources in the financial statements. Non-owner changes in stockholders' equity consists of unrealized investment gains or losses on marketable securities and, as permitted under the provisions of SFAS 130, are presented in the Consolidated Statements of Stockholders' Equity. The adoption of SFAS 130 did not affect results of operations or financial position but did affect disclosure of comprehensive income.

In 1998, the Company adopted Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 establishes new requirements for the reporting of segment information under a new framework referred to as the management approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. The adoption of SFAS 131 did not affect results of operations or financial position but did affect disclosure of segment information.

In 1998, the Company also adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"), issued by the AICPA's Accounting Standards Executive Committee in March 1998. SOP 98-1 specifies the costs to be capitalized in connection with obtaining or developing computer software to be used solely to meet the Company's internal needs. Computer software costs capitalized in 1998 were approximately $9 million.

================================================================================
Humana Inc.

3. Asset Write-Downs and Other Charges

In 1998, the Company recorded asset write-downs and other charges of $34 million. The charges included severance and lease termination costs associated with closing five markets (Sarasota and Treasure Coast, Florida, Springfield and Jefferson City, Missouri and Puerto Rico) and discontinuing products ($5 million), write-downs of receivables and certain property and equipment associated with closing markets ($10 million), losses on disposals of non-strategic assets ($12 million) and merger dissolution costs ($7 million). Charges for estimated employee severance costs were based on the Company's employee benefit plan arrangements. Significant market closure activities are expected to be completed by the end of the second quarter of 1999 as membership lapses or existing contracts expire. Total premium revenues and underwriting profits associated with market closures and discontinued products approximated $665 million and $50 million, respectively, for the year ended December 31, 1998.

Activity related to these charges for the year ended December 31, 1998 follows (in millions):

   Provision for asset write-downs and other charges   $ 34
       Usage (non-cash)                                 (17)
       Usage (cash)                                     (10)
                                                       ----
   Balance remaining at December 31, 1998              $  7
                                                       ====

In 1996, the Company recorded asset write-downs and other charges of $96 million. These charges included write-downs of long-lived assets associated with the Company's Washington, D.C., health plan which was sold in 1997 ($70 million), severance and lease termination costs for workforce reductions undertaken during 1997 ($15 million) and market closure and product discontinuance costs ($11 million). Substantially all amounts related to the cash portion of these charges were paid before the end of 1997.


4. Marketable Securities

Marketable securities classified as current assets at December 31, 1998 and 1997 included the following:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                1998                                        1997
                                            ------------------------------------------  ------------------------------------------
                                                          Gross       Gross                           Gross       Gross
                                            Amortized  Unrealized  Unrealized     Fair   Amortized  Unrealized  Unrealized    Fair
Dollars in millions                            Cost      Gains       Losses       Value    Cost       Gains       Losses      Value
-----------------------------------------------------------------------------------------------------------------------------------
U.S. Government obligations                 $  165         $ 4         $ -       $  169  $  178         $ 1       $  -      $  179
Tax exempt municipal bonds                     845           6           -          851     723           5          (2)       726
Corporate bonds                                250           8           -          258     282           6           -        288
Redeemable preferred stocks                    124           1           -          125     113           1          (2)       112
Marketable equity securities                   129           2          (2)         129     114           5          (1)       118
Other                                           59           3           -           62      80           4           -         84
----------------------------------------------------------------------------------------------------------------------------------
                                            $1,572         $24         $(2)      $1,594  $1,490         $22       $  (5)    $1,507
----------------------------------------------------------------------------------------------------------------------------------

Marketable securities classified as long-term assets at December 31, 1998 and 1997 included the following:

-----------------------------------------------------------------------------------------------------------------------------------

                                                                1998                                        1997
                                             -----------------------------------------  -------------------------------------------
                                                          Gross       Gross                           Gross       Gross
                                             Amortized  Unrealized  Unrealized    Fair   Amortized  Unrealized  Unrealized    Fair
Dollars in millions                            Cost       Gains       Losses     Value     Cost       Gains       Losses      Value
------------------------------------------------------------------------------------------------------------------------------------

U.S. Government obligations                 $    5         $ -         $ -       $   5     $  146       $ -       $   -     $  146
Tax exempt municipal bonds                     234           4          (1)        237        284         3          (2)       285
Redeemable preferred stocks                     31           -           -          31         16         -           -         16
Marketable equity securities                     2           -           -           2         19         1           -         20
Other                                           30           -           -          30         45         -           -         45
----------------------------------------------------------------------------------------------------------------------------------
                                            $  302         $ 4         $(1)     $  305     $  510       $ 4       $  (2)    $  512
----------------------------------------------------------------------------------------------------------------------------------

================================================================================
Humana Inc.

The contractual maturities of debt securities available for sale at December 31, 1998, regardless of their balance sheet classification, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

-------------------------------------------------------------------------------
                                                     Amortized        Fair
          Dollars in millions                          Cost          Value
-------------------------------------------------------------------------------
Due within one year                                     $  178      $  180
Due after one year through five years                      579         590
Due after five years through ten years                     410         420
Due after ten years                                        220         224
Not due at a single maturity date                          356         354
-------------------------------------------------------------------------------
                                                        $1,743      $1,768
-------------------------------------------------------------------------------

Realized gains and losses for the years ended December 31, 1998, 1997 and 1996 were approximately $21 million, $10 million and $2 million, respectively.


5. Income Taxes

The provision for income taxes consisted of the following:

                                               Years Ended December 31,
-------------------------------------------------------------------------------
Dollars in millions                         1998         1997         1996
-------------------------------------------------------------------------------
Current provision:
  Federal                                  $  39        $  51        $  30
  State                                        9            6            1
-------------------------------------------------------------------------------
                                              48           57           31
-------------------------------------------------------------------------------
Deferred provision (benefit):
  Federal                                     24           36          (23)
  State                                        2            4           (2)
-------------------------------------------------------------------------------
                                              26           40          (25)
-------------------------------------------------------------------------------
                                           $  74        $  97        $   6
-------------------------------------------------------------------------------

The provision for income taxes was different from the amount computed using the federal statutory rate due to the following:

                                                 Years Ended December 31,
-------------------------------------------------------------------------------
Dollars in millions                                1998    1997    1996
-------------------------------------------------------------------------------
Income tax provision at federal statutory rate    $  71   $  95   $   6
State income taxes, net of federal benefit            8      10       1
Tax exempt investment income                        (18)    (13)    (12)
Amortization                                         17      10      12
Other items, net                                     (4)     (5)     (1)
-------------------------------------------------------------------------------
                                                  $  74   $  97   $   6
-------------------------------------------------------------------------------

Cumulative temporary differences which gave rise to deferred tax assets and liabilities at December 31, 1998 and 1997 were as follows:

                                                      Assets (Liabilities)
-------------------------------------------------------------------------------
Dollars in millions                                   1998            1997
-------------------------------------------------------------------------------
Marketable securities                                $  (8)         $   (6)
Long-term assets                                       (46)            (42)
Medical and other expenses payable                      95             126
Liabilities for charges                                 16              14
Professional liability risks                             7              11
Net operating loss carryforwards                        58              77
Other                                                   71              44
-------------------------------------------------------------------------------
                                                     $ 193           $ 224
-------------------------------------------------------------------------------

At December 31, 1998, the Company has available tax net operating loss carryforwards of approximately $150 million related to prior acquisitions. These loss carryforwards, if unused to offset future taxable income of the acquired subsidiaries, will expire in 2002 through 2012.

================================================================================
Humana Inc.

Based on the Company's historical taxable income record and estimates of future profitability, management has concluded that operating income will more likely than not be sufficient to give rise to tax expense to cover all deferred tax assets.


6. Long-Term Debt

The Company maintains a revolving credit agreement ("Credit Agreement") which provides a line of credit of up to $1.5 billion. Principal amounts outstanding under the Credit Agreement bear interest at either a fixed rate or a floating rate, ranging from LIBOR plus 12 basis points to LIBOR plus 30 basis points, depending on the ratio of debt to debt plus net worth. The Credit Agreement contains customary covenants and events of default and expires in August 2002. The Company also maintains and issues debt securities under a commercial paper program, which is backed by the Credit Agreement.

The Company intends to repay approximately $250 million of its outstanding debt with the proceeds from operating subsidiary dividends expected to be received during 1999. All borrowings under both the Credit Agreement and commercial paper program, except $250 million, have been classified as long-term debt based on management's ability and intent to refinance borrowings on a long-term basis.

Borrowings and the weighted average interest rate on those borrowings as of December 31, 1998 and 1997 were as follows:

-------------------------------------------------------------------------------
                                                 1998                 1997
-------------------------------------------------------------------------------
                                               Weighted              Weighted
                                                Average              Average
                                                Interest             Interest
Dollars in millions                    Amount     Rate      Amount     Rate
-------------------------------------------------------------------------------
Credit Agreement                        $ 93       5.9%      $ 300      6.2%
Commercial paper program                 730       5.9%        589      5.9%
-------------------------------------------------------------------------------
   Total debt                            823                   889
Less: short-term debt                    250                     -
-------------------------------------------------------------------------------
   Total long-term debt                $ 573                 $ 889
-------------------------------------------------------------------------------


7. Professional Liability and Other Obligations

The Company insures substantially all professional liability risks through a wholly-owned subsidiary (the "Subsidiary"). Provisions for such risks, including expenses incident to claim settlements, were $27 million, $32 million and $31 million for the years ended December 31, 1998, 1997 and 1996, respectively. The Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers. Allowance for professional liability risks and the equivalent amounts of marketable securities and reinsurance recoverables related to the funding thereof included in the accompanying consolidated balance sheets were $123 million and $111 million at December 31, 1998 and 1997, respectively.

In addition to the long-term portion of the allowance for professional liability risks, professional liability and other obligations in the accompanying consolidated balance sheets consist primarily of liabilities for disability and other long-term insurance products, leases and the Company's employee retirement and benefit plans. These liabilities totaled $53 million and $77 million at December 31, 1998 and 1997, respectively.


8. Stockholders' Equity

The Company has adopted a stockholders' rights plan designed to deter takeover initiatives not considered to be in the best interests of the Company's stockholders. The rights are redeemable by action of the Company's Board of Directors at a price of $.01 per right at any time prior to their becoming exercisable. Pursuant to the plan, under certain conditions, each share of stock has a right to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per share. The plan expires in 2006.

--------------------------------------------------------------------------------
Humana Inc.

The Company has plans under which restricted stock awards and options to purchase common stock have been granted to officers, directors and key employees. In 1998, the Company awarded 400,000 shares at $14.38 of performance-based restricted stock to officers and key employees. The shares vest in equal one-third installments beginning January 1, 2000, provided the Company meets certain earnings goals. Unearned compensation under the restricted stock awards plan is amortized over the vesting period. Compensation expense recognized related to the restricted stock award plans was $3 million in 1998.

Options are granted at the market price on the date of grant. Exercise provisions vary, but most options vest in whole or in part one to five years after grant and expire 10 years after grant. At December 31, 1998, there were 15,883,609 shares reserved for employee and director stock option plans. At December 31, 1998, there were 4,043,385 shares of common stock available for future grants. In January 1999, a total of 1,861,500 options were granted and 6,000 shares were awarded to directors in lieu of director fees.

On September 17, 1998, the Company repriced 5,503,491 of its stock options with original exercise prices ranging from $18.31 to $26.31 to the market price of the Company's common stock on that date of $15.59. Outstanding stock options with an exercise price in excess of $18.13 per share could be exchanged in return for a reduced number of options, with a deferred vesting date of one year after the exchange date. The repricing resulted in the cancellation of 5,503,491 options and the granting of 4,559,438 options.

The Company's option plan activity for the years ended December 31, 1998, 1997 and 1996 is summarized below:

--------------------------------------------------------------------------------------------
                                                                              Weighted
                                 Shares                Exercise Price         Average
                              Under Option               Per Share         Exercise Price
--------------------------------------------------------------------------------------------
Balance, January 1, 1996       9,835,855           $ 4.32    to  $ 23.06     $ 12.37
  Granted                      1,888,500            15.63    to    27.56       19.74
  Exercised                     (454,044)            4.32    to    23.06        8.11
  Canceled or lapsed            (348,424)            6.56    to    27.56       15.87
--------------------------------------------------------------------------------------------
Balance, December 31, 1996    10,921,887             4.32    to    26.94       13.71
  Granted                      2,819,000            18.31    to    23.69       19.79
  Exercised                   (1,247,793)            4.32    to    23.06        8.67
  Canceled or lapsed            (270,830)            6.56    to    23.06       17.32
--------------------------------------------------------------------------------------------
Balance, December 31, 1997    12,222,264             5.80    to    26.94       15.54
  Granted                      6,403,788            15.59    to    26.22       17.04
  Exercised                   (3,067,202)            5.80    to    26.31       11.72
  Canceled or lapsed          (6,753,198)            6.56    to    26.31       20.03
--------------------------------------------------------------------------------------------
Balance, December 31, 1998     8,805,652           $ 6.56    to  $ 26.94     $ 14.52
--------------------------------------------------------------------------------------------

A summary of stock options outstanding and exercisable at December 31, 1998 follows:

----------------------------------------------------------------------------------------------
                                 Stock Options Outstanding           Stock Options Exercisable
 ---------------------------------------------------------------------------------------------
                                             Weighted
                                             Average        Weighted                 Weighted
                                            Remaining       Average                  Average
           Range of                        Contractual      Exercise                 Exercise
        Exercise Prices         Shares         Life          Price        Shares      Price
 ---------------------------------------------------------------------------------------------
    $ 6.56    to   $  9.64    2,032,160      4.0 years        $ 6.97    2,032,160     $  6.97
     10.54    to     14.44      104,700      2.7 years         11.38      104,700       11.38
     15.59    to     19.31    6,036,658      7.8 years         16.29    1,112,551       18.40
     20.16    to     22.97      304,800      7.8 years         21.16       81,402       22.20
     23.06    to     26.94      327,334      4.9 years         23.50      305,668       23.46
 ---------------------------------------------------------------------------------------------
    $ 6.56    to   $ 26.94    8,805,652      6.7 years       $ 14.52    3,636,481     $ 12.32
 ---------------------------------------------------------------------------------------------

As of December 31, 1997 and 1996, there were 6,215,776 and 4,786,969 options exercisable, respectively. The weighted average exercise price of options exercisable during 1997 and 1996 was $13.32 and $11.05, respectively.

--------------------------------------------------------------------------------
Humana Inc.

If the Company had adopted the expense recognition provisions of SFAS 123 for purposes of determining compensation expense related to stock options granted during the years ended December 31, 1998, 1997 and 1996, net income and earnings per common share would have been changed to the pro forma amounts shown below:

                                                        Years Ended December 31,
-----------------------------------------------------------------------------------
Dollars in millions, except per share results            1998      1997     1996
-----------------------------------------------------------------------------------
Net income                          As reported          $ 129     $ 173     $ 12
                                    Pro forma              116       159        4
-----------------------------------------------------------------------------------
Earnings per common share           As reported          $ .77     $1.06     $.07
                                    Pro forma              .69       .97      .02
Earnings per common share -         As reported          $ .77     $1.05     $.07
   assuming dilution                Pro forma              .69       .96      .02
-----------------------------------------------------------------------------------

The fair value of each option granted during 1998, 1997 and 1996 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

-----------------------------------------------------------------------------------
                                                         1998      1997     1996
-----------------------------------------------------------------------------------
Dividend yield                                           None      None     None
Expected volatility                                      40.9%    38.5%     40.2%
Risk-free interest rate                                   4.9%     6.1%      7.0%
Expected option life (years)                              6.8      5.4       5.8
Weighted average fair value at grant date               $8.59    $8.88     $8.92
-----------------------------------------------------------------------------------

The effects of applying SFAS 123 in the pro forma disclosures are not likely to be representative of the effects on pro forma net income for future years because variables such as option grants, exercises and stock price volatility included in the disclosures may not be indicative of future activity.

9. Commitments and Contingencies

The Company's Medicare contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto. Legislative proposals are being considered which may revise the Medicare program's current support of the use of managed health care for Medicare
beneficiaries and the future reimbursement rates thereunder.   Management is
unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company's Medicaid contracts are generally annual contracts with various states except for the two-year contract with the Commonwealth of Puerto Rico. The Puerto Rico contract, previously scheduled to expire March 31, 1999, has been extended one month to April 30, 1999. The Company does not expect to be able to renew the contract in Puerto Rico under favorable terms and, therefore, has announced its intention to close this market when the contract expires. Additionally, the Company's TRICARE contract is a one-year contract renewable annually for up to two additional years. The loss of these contracts (other than the contract in Puerto Rico) or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company. In addition, the Company continually contracts and seeks to renew contracts with providers at rates designed to ensure adequate profitability. To the extent the Company is unable to obtain such rates, its financial position, results of operations and cash flows could be adversely impacted. Currently, the Company is in renegotiations with a major provider and is unable to predict the impact of these negotiations on future contract rates.

During the ordinary course of business, the Company is subject to pending and threatened legal actions and audits by the agencies that regulate the Company. Management of the Company does not believe that any of these actions will have a material adverse effect on the Company's financial positions, results of operations or cash flows.

10. Acquisitions

On October 17, 1997, the Company acquired ChoiceCare Corporation ("ChoiceCare") for approximately $250 million in cash. The purchase was funded with borrowings under the Company's commercial paper program. ChoiceCare

--------------------------------------------------------------------------------
Humana Inc.

provided health services products to members in the Greater Cincinnati, Ohio, area.

On September 8, 1997, the Company acquired Physician Corporation of America ("PCA") for total consideration of $411 million in cash, consisting primarily of $7 per share for PCA's outstanding common stock and the assumption of $121 million in debt. The purchase was funded with borrowings under the Company's commercial paper program. PCA provided comprehensive health services through its HMOs in Florida, Texas and Puerto Rico. In addition, PCA provided workers' compensation third-party administrative management services. Prior to November 1996, PCA also was a direct writer of workers' compensation insurance in Florida. Long-term medical and other expenses payable in the accompanying consolidated balance sheets includes the long-term portion of workers' compensation liabilities related to this business.

On February 28, 1997, the Company acquired Health Direct, Inc. ("Health Direct") from Advocate Health Care for $23 million in cash.

The above acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company allocated the acquisition costs to tangible and identifiable intangible assets based upon their fair values. Identifiable intangible assets, which are included in other long-term assets in the accompanying consolidated balance sheets, primarily relate to subscriber and provider contracts. Any remaining value not assigned to tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired. Cost in excess of net tangible and identifiable intangible assets acquired, recorded in connection with the acquisitions, was $754 million in 1997. Subscriber and provider contracts are amortized over their estimated useful lives (seven to 14 years), while cost in excess of net assets acquired is amortized over periods not exceeding 40 years.

The results of operations for the previously mentioned acquisitions have been included in the accompanying consolidated statements of income since the date of acquisition. The following unaudited pro forma consolidated results of operations give effect to those acquisitions as if they had occurred at the beginning of the year preceding the year of acquisition:

                                                        Years Ended December 31,
--------------------------------------------------------------------------------
Dollars in millions, except per share results                1997        1996
--------------------------------------------------------------------------------

Revenues                                                   $9,272     $8,581
Net income (loss)                                              64       (271)
--------------------------------------------------------------------------------
Earnings (loss) per common share                           $  .39     $(1.67)
Earnings (loss) per common share - assuming dilution          .39      (1.67)
--------------------------------------------------------------------------------

The unaudited pro forma information may not necessarily reflect future results of operations or what the results of operations would have been had the acquisitions actually been consummated at the beginning of the year preceding the year of acquisition.

11.  Segment Information

The Company markets and distributes its products to three distinct customer groups and, therefore, reports operations in three business segments. Results of each segment are measured based on premium revenues and underwriting margin (premium revenues less medical expenses). The Company does not allocate assets or administrative costs to the segments and, therefore, does not measure results based on segment assets or pretax profits. Members from all three segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent. The accounting policies of each segment are similar and are described in Note 2 to the consolidated financial statements.

   Commercial Segment
   ------------------
   Facilitates delivery of health care services to the employees of Commercial enterprises with which the Company has negotiated actuarially determined premium rates.

   Public Sector Segment
   ---------------------
   Facilitates delivery of health care services to Medicaid- and Medicare-eligible individuals at premium rates generally established by the various state governments and the Health Care Financing Administration.

--------------------------------------------------------------------------------
Humana Inc.

   TRICARE Segment
   ---------------
   Facilitates delivery of health care services for the dependents of active military personnel and retired military personnel and their dependents located in the Southeastern United States, under a managed care support contract awarded through a competitive bid process conducted by the United States Department of Defense.

The segment results are as follows:

-------------------------------------------------------------------------------------
Dollars in millions                                        1998      1997      1996
-------------------------------------------------------------------------------------
  Premium revenues:
   Commercial                                           $ 5,257   $ 4,387    $4,255
   Public Sector                                          3,540     2,729     2,071
   TRICARE                                                  800       764       351
-------------------------------------------------------------------------------------
     Total for reportable segments                        9,597     7,880     6,677

  Non-allocated revenues - interest and other income        184       156       111
-------------------------------------------------------------------------------------
Total consolidated revenues                             $ 9,781   $ 8,036    $6,788
-------------------------------------------------------------------------------------
  Underwriting margin:
   Commercial                                           $   900   $   732    $  585
   Public Sector                                            497       482       409
   TRICARE                                                  159       144        58
-------------------------------------------------------------------------------------
     Total for reportable segments                        1,556     1,358     1,052
  Other, non-allocated revenue and expense:
   Interest and other income                                184       156       111
   Selling, general and administrative expenses          (1,328)   (1,116)     (940)
   Depreciation and amortization                           (128)     (108)      (98)
   Asset write-downs and other charges                      (34)        -       (96)
  Interest expense                                          (47)      (20)      (11)
-------------------------------------------------------------------------------------
Total consolidated income before income tax             $   203   $   270    $   18
-------------------------------------------------------------------------------------

The Company's product offerings include managed health care products and specialty products. Managed health care products facilitate the delivery of health care services through networks of providers and consist primarily of HMO, PPO and Medicare HMO products. Managed health care product premiums were approximately $9,358 million, $7,650 million and $6,483 million for the years ended December 31, 1998, 1997 and 1996, respectively. The Company markets various specialty products to its Commercial segment including dental, group life, workers' compensation and ASO. Specialty product premiums were approximately $239 million, $230 million, and $194 million for the years ended December 31, 1998, 1997 and 1996, respectively.

Premium revenues derived from contracts with the federal government in 1998, 1997 and 1996 represent approximately 41 percent, 43 percent and 38 percent, respectively, of total premium revenues.

Report of Independent Accountants

To the Board of Directors
Humana Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Humana Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Louisville, Kentucky
February 9, 1999

Quarterly Financial Information (Unaudited)
--------------------------------------------------------------------------------
Humana Inc.


A summary of the Company's quarterly results of operations follows:

--------------------------------------------------------------------------------------
Dollars in millions, except per share results               1998
--------------------------------------------------------------------------------------
                                       First    Second    Third (a) (b)    Fourth
--------------------------------------------------------------------------------------
Revenues                              $2,402    $2,446       $2,464        $2,469
Income (loss) before income taxes         79        82          (47)           89
Net income (loss)                         50        52          (30)           57
Earnings (loss) per common share         .30       .31         (.18)          .34
Earnings (loss) per common share -
 assuming dilution                       .30       .31         (.18)          .34

---------------------------------------------------------------------------------------
Dollars in millions, except per share results               1997 (c)
---------------------------------------------------------------------------------------
                                       First    Second      Third          Fourth
---------------------------------------------------------------------------------------
Revenues                              $1,832    $1,836       $1,968        $2,400
Income before income taxes                60        65           69            76
Net income                                39        42           44            48
Earnings per common share                .24       .26          .27           .29
Earnings per common share -
 assuming dilution                       .24       .25          .27           .29


(a) Includes charges associated with certain market closures, merger dissolution and losses on disposals of non-strategic assets of $34 million pretax ($22 million after tax or $.13 per diluted share).
(b) Includes premium deficiencies of $46 million pretax ($29 million after tax or $.17 per diluted share), a one-time incentive for non-officer employees of $16 million pretax ($10 million after tax or $.06 per diluted share) and other costs of $36 million pretax ($23 million after tax or $.14 per diluted share).
(c) Includes the operations of Health Direct, Inc., Physician Corporation of America and ChoiceCare Corporation since their dates of acquisition, February 28, 1997, September 8, 1997 and October 17, 1997, respectively.

Board of Directors
------------------------------------------------------------------------------------------------------------------------------------

K. Frank Austen, M.D.                             Michael E. Gellert                          John R. Hall
Theodore B. Bayles Professor of Medicine,         General Partner, Windcrest Partners,        Retired Chairman of the Board
Harvard Medical School and the                    private investment partnership              and Chief Executive Officer,
Brigham and Women's Hospital                                                                  Ashland Inc.

David A. Jones                                    David A. Jones, Jr.                         Irwin Lerner
Chairman of the Board, Humana Inc.                Vice Chairman, Humana Inc.                  Retired Chairman of the Board
                                                  Chairman and Managing Director,             and Executive Committee,
                                                  Chrysalis Ventures, L.L.C.                  Hoffmann-La Roche Inc.
                                                  venture capital firm

W. Ann Reynolds, Ph.D.                            Gregory H. Wolf
President, University of Alabama at               President and Chief Executive
Birmingham                                        Officer, Humana Inc.


Board Committees
------------------------------------------------------------------------------------------------------------------------------------

Executive Committee                               Audit Committee                             Investment Committee
David A. Jones, Chairman                          Michael E. Gellert, Chairman                W. Ann Reynolds, Ph.D., Chairwoman
Michael E. Gellert                                K. Frank Austen, M.D.                       K. Frank Austen, M.D.
David A. Jones, Jr.                               John R. Hall                                Michael E. Gellert
Gregory H. Wolf                                   David A. Jones, Jr.                         David A. Jones, Jr.
                                                  Irwin Lerner

Medical Affairs Committee                         Nominating and Corporate                    Organization and Compensation
K. Frank Austen, M.D., Chairman                   Governance Committee                        Committee
Irwin Lerner                                      John R. Hall, Chairman                      Irwin Lerner, Chairman
W. Ann Reynolds, Ph.D.                            David A. Jones, Jr.                         K. Frank Austen, M.D.
                                                  W. Ann Reynolds, Ph.D.                      Michael E. Gellert
                                                                                              John R. Hall


Officers and Vice Presidents
------------------------------------------------------------------------------------------------------------------------------------

Gregory H. Wolf
President and Chief Executive
Officer

Barry W. Averill                                  George G. Bauernfeind                       R. Joseph Berding
Regional Vice President                           Vice President - Tax                        Regional Vice President

Jeffrey B. Bringardner                            Douglas R. Carlisle                         Gerald R. Cowan
Vice President - National                         Regional Vice President                     Vice President - Commercial
and Major Accounts                                                                            Large Group Segment

James W. Doucette                                 Kenneth J. Fasola                           Gerald L. Ganoni
Vice President - Investment                       Senior Vice President - Sales,              Vice President - Dental
Management and Treasurer                          Marketing and Business Development

Lois E. Gargotto                                  David K. George                             David M. Krebs
Vice President - Systems                          Vice President - Medicare                   Vice President - Finance and
Development                                       Sales                                       Controller


Officers and Vice Presidents (continued)
------------------------------------------------------------------------------------------------------------------------------------

Mitzi R. Krockover, M.D.                          Joan O. Lenahan                             Thomas J. Liston
Vice President - Women's Health                   Corporate Secretary                         Vice President - Corporate
                                                                                              Development

Heidi  S. Margulis                                Carol J. McCall                             Michael B. McCallister
Vice President - Government Affairs               Vice President - Pharmacy                   Senior Vice President - Health
                                                  Operations                                  System Management

Sheri E. Mitchell                                 James E. Murray                             Walter E. Neely
Vice President - Accreditation and                Senior Vice President and                   Vice President and Associate General
Compliance                                        Chief Financial Officer                     Counsel

David R. Nelson                                   Thomas T. Noland, Jr.                       Theresa R. Ostert
Vice President and Chief Actuary                  Vice President - Corporate                  Vice President - Underwriting
                                                  Communications

Mark W. Owen                                      John R. Pegues                              Kathleen Pellegrino
Vice President - Public Sector Programs           Vice President - Strategy and               Vice President and Associate
                                                  Corporate Development                       General Counsel

Bruce D. Perkins                                  Jerry D. Reeves, M.D.                       Thomas C. Rekart
Senior Vice President - National                  Senior Vice President and Chief             Vice President - Operations
Contracting                                       Medical Officer                             Services

Gregory K. Rotherham                              Kirk E. Rothrock                            Michael A. Seltzer
Vice President - Customer Service                 Senior Vice President - Specialty           Regional Vice President
Operations                                        Products and Services and
                                                  International Businesses

L. Bryan Shaul                                    R. Eugene Shields                           John T. Terry
Vice President - Mergers and                      President - Humana Military                 Vice President - Telemarketing Sales
Acquisitions                                      Healthcare Services

Diana L. Tortelli                                 Richard P. Vance, M.D.                      George W. Vieth, Jr.
Vice President - Commercial Sales                 Vice President and Medical Director,        Senior Vice President - Market
                                                  Population Health Improvement               Segment Management

Melissa L. Weaver, M.D.                           David W. Wille                              Tod J. Zacharias
Vice President - Health Resource                  Vice President - Actuarial Services         Vice President - Commercial
Effectiveness and Corporate                                                                   Small Group Segment
Medical Director

Thomas G. Zielinski
Vice President - Wisconsin Service
Center Operations

Additional Information
--------------------------------------------------------------------------------


Transfer Agent
  National City Bank
  Stock Transfer Department
  Post Office Box 92301
  Cleveland, Ohio 44193-0900
  (800) 622-6757

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

1998                High      Low

First Quarter       26-3/8    19-1/2
Second Quarter    31-11/16  24-15/16
Third Quarter       31-7/8    12-7/8
Fourth Quarter     21-9/16    14-3/8

1997                High      Low

First Quarter           23    17-3/4
Second Quarter      24-1/4    20-1/8
Third Quarter     24-15/16  22-13/16
Fourth Quarter      24-5/8    18-7/8

Corporate Headquarters
  Humana Inc.
  The Humana Building
  500 West Main Street
  Louisville, Kentucky  40202
  (502) 580-1000
  (800) 486-2620


Annual Meeting
The Company's Annual Meeting of Stockholders will be held on Thursday, May 6, 1999, at 10:00 a.m. in the Auditorium on the 25th floor of the Humana Building.