Form 10-K, Exhibit 13
period 1999-12-31
HUMANA INC
filed 2000-03-30
CIK 49071

Exhibit 13

FINANCIAL SECTION

23	Selected Financial Data
24	Management's Discussion and Analysis of Financial Condition and Results of Operations
35	Consolidated Balance Sheets
36	Consolidated Statements of Operations
37	Consolidated Statements of Stockholders' Equity
38	Consolidated Statements of Cash Flows
39	Notes to Consolidated Financial Statements
51	Report of Independent Accountants
52	Quarterly Financial Information (Unaudited)
53	Board of Directors
54	Senior Officers
55	Additional Information

SELECTED FINANCIAL DATA

(Dollars in millions, except per share results) For the years ended December 31,	1999 (a)	1998 (b)	1997 (c)	1996 (d)	1995 (c)

SUMMARY OF OPERATIONS

Premiums	$ 9,959	$ 9,597	$ 7,880	$ 6,677	$ 4,605
Interest and other income	154	184	156	111	97

Total revenues	10,113	9,781	8,036	6,788	4,702

(Loss) income before income taxes	(404)	203	270	18	288
Net (loss) income	(382)	129	173	12	190
(Loss) earnings per common share	(2.28)	0.77	1.06	0.07	1.17
(Loss) earnings per common share — assuming dilution	(2.28)	0.77	1.05	0.07	1.16
Net cash provided by operations	217	55	279	341	150

FINANCIAL POSITION

Cash and investments	$ 2,738	$ 2,812	$ 2,798	$ 1,880	$ 1,696
Total assets	4,900	5,496	5,600	3,306	3,056
Medical and other expenses payable	1,756	1,908	2,075	1,099	866
Debt and other long-term obligations	830	977	1,057	361	399
Stockholders’equity	1,268	1,688	1,501	1,292	1,287

OPERATING DATA

Medical expense ratio	85.7%	83.8%	82.8%	84.3%	81.7%
Administrative expense ratio	15.0%	15.2%	15.5%	15.5%	13.9%
Medical membership by segment:
Health Plan:
Large group commercial	1,420,500	1,559,700	1,661,900	1,435,000	1,502,500
Medicare HMO	488,500	502,000	480,800	364,500	310,400
Medicaid and other	661,100	700,400	704,000	152,900	164,000
TRICARE	1,058,000	1,085,700	1,112,200	1,103,000
Administrative services	648,000	646,200	651,200	471,000	495,100

Total Health Plan	4,276,100	4,494,000	4,610,100	3,526,400	2,472,000
Small Group:
Small group commercial	1,663,100	1,701,800	1,596,700	1,324,600	1,332,400

Total medical membership	5,939,200	6,195,800	6,206,800	4,851,000	3,804,400

Specialty membership:
Dental	1,628,200	1,375,500	936,400	844,800	797,000
Other	1,333,100	1,257,800	1,504,200	1,039,400	1,063,000

Total specialty membership	2,961,300	2,633,300	2,440,600	1,884,200	1,860,000

(a)

Includes expenses of $585 million pretax ($499 million after tax, or $2.97 per diluted share) primarily related to goodwill write-down, losses on non-core asset sales, professional liability reserve strengthening, premium deficiency and medical reserve strengthening.

(b)

Includes expenses of $132 million pretax ($84 million after tax, or $0.50 per diluted share) primarily related to the costs of certain market exits and product discontinuances, asset write-offs, premium deficiency and a one-time non-officer employee incentive.

(c)

Includes the operations of Health Direct, Inc., Physician Corporation of America, ChoiceCare Corporation and EMPHESYS Financial Group, Inc. since their dates of acquisition, February 28, 1997, September 8, 1997, October 17, 1997 and October 11, 1995, respectively.

(d)

Includes expenses of $215 million pretax ($140 million after tax, or $0.85 per diluted share) primarily related to the closing of the Washington, D.C. and certain other markets, severance and facility costs for workforce reductions, product discontinuance costs, premium deficiency, litigation and other costs.

HUMANA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The consolidated financial statements of Humana Inc. (the "Company" or "Humana") in this Annual Report present the Company's financial position, results of operations and cash flows, and should be read in conjunction with the following discussion and analysis. This discussion and analysis contains both historical and forward-looking information. The forward-looking statements may be significantly impacted by risks and uncertainties, and are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. There can be no assurance that anticipated future results will be achieved because actual results may differ materially from those projected in the forward-looking statements. Readers are cautioned that a number of factors, which are described herein and in the Company's Annual Report on Form 10-K for the year ended December 31, 1999, could adversely affect the Company's ability to obtain these results. These include the effects of either federal or state health care reform or other legislation, including the Patients' Bill of Rights, any expanded right to sue managed care companies and alleged class action litigation directed against the managed care industry, changes in the Medicare reimbursement system, the ability of health care providers (including physician practice management companies) to comply with current contract terms, renewal of the Company's Medicare contracts with the federal government, renewal of the Company's contract with the federal government to administer the TRICARE program and renewal of the Company's Medicaid contracts with various state governments and the Health Insurance Administration in Puerto Rico. Such factors also include the effects of other general business conditions, including but not limited to, the success of the Company's improvement initiatives including its electronic business strategies, premium rate and yield changes, retrospective premium adjustments relating to federal government contracts, changes in commercial and Medicare HMO membership, medical and pharmacy cost trends, compliance with debt covenants, changes in the Company's debt rating and its ability to borrow under its commercial paper program, operating subsidiary capital requirements, competition, general economic conditions and the retention of key employees. In addition, past financial performance is not necessarily a reliable indicator of future performance and investors should not use historical performance to anticipate results or future period trends.

INTRODUCTION
Humana is one of the nation's largest publicly traded health services companies that facilitates the delivery of health care services through networks of providers to its approximately 5.9 million medical members. The Company's products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracted providers. HMOs and PPOs control health care costs by various means, including pre- admission approval for hospital inpatient services, pre-authorization of outpatient surgical procedures, and risk-sharing arrangements with providers. These providers may share medical cost risk or have other incentives to deliver quality medical services in a cost-effective manner. The Company also offers various specialty products to employers, including dental, group life and workers' compensation and administrative services ("ASO") to those who self-insure their employee health plans. The Company has entered into a definitive agreement to sell its workers' compensation business. In total, the Company's products are licensed in 49 states, the District of Columbia and Puerto Rico, with approximately 20 percent of its membership in the state of Florida.

During 1999, the Company realigned its organization to achieve greater accountability in its lines of business. As a result of this realignment, the Company organized into two business units: the Health Plan segment and the Small Group segment. The Health Plan segment includes the Company's large group commercial (100 employees and over), Medicare, Medicaid, ASO, workers' compensation and military or TRICARE business. The small group segment includes small group commercial (under 100 employees) and specialty benefit lines, including dental, life and short-term disability. Results of each segment are measured based upon results of operations before income taxes. The Company allocates administrative expenses, interest income and interest expense, but no assets, to the segments. Members served by the two segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent. In addition, premium revenue pricing to large group commercial employers has historically been more competitive than that to small group commercial employers, resulting in less favorable underwriting margins for the large group commercial line of business. Costs to distribute and administer products to small group commercial employers are higher compared to large group commercial employers resulting in small group's higher administrative expense ratio.

ACQUISITIONS AND DISPOSITIONS
Between December 30, 1999 and February 4, 2000, the Company entered into definitive agreements to sell its workers' compensation, Medicare supplement and North Florida Medicaid businesses for proceeds of approximately $115 million. The Company recorded a $118 million loss in 1999 related to these sale transactions.

On January 31, 2000, the Company acquired the Memorial Sisters of Charity Health Network ("MSCHN"), a Houston based health plan for approximately $50 million in cash.

On June 1, 1999, the Company reached an agreement with FPA Medical Management, Inc. ("FPA"), FPA's lenders and a federal bankruptcy court under which the Company acquired the operations of 50 medical centers from FPA for approximately $14 million in cash. The Company has subsequently reached agreements with 14 provider groups to assume operating responsibility for 38 of the 50 acquired FPA medical centers under long-term provider agreements with the Company.

On October 17, 1997, the Company acquired ChoiceCare Corporation ("ChoiceCare") for approximately $250 million in cash. The purchase was funded with borrowings under the Company's commercial paper program. ChoiceCare provided health services products to members in the Greater Cincinnati, Ohio, area.

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

On February 28, 1997, the Company acquired Health Direct, Inc. ("Health Direct") from Advocate Health Care for approximately $23 million in cash.

The above acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company allocated the acquisition costs to net tangible and identifiable intangible assets based upon their fair values. Identifiable intangible assets, which are included in other long-term assets in the accompanying Consolidated Balance Sheets, primarily relate to subscriber and provider contracts. Any remaining value not assigned to net tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired, or goodwill. Goodwill and identifiable intangible assets acquired, recorded in connection with the acquisitions, was $17 million and $754 million in 1999 and 1997, respectively. Subscriber and provider contracts are amortized over their estimated useful lives (seven to 14 years), while goodwill has been amortized over periods from six to 40 years.

At December 31, 1999, goodwill and identifiable intangible assets represent 67% of total stockholders' equity. In accordance with the Company's policy, the carrying values of all long-lived assets including goodwill and identifiable intangible assets are periodically reviewed by management for impairment whenever adverse events or changes in circumstances occur. In addition, management periodically reviews the reasonableness of the estimated useful life assigned to goodwill and identifiable intangible assets. Impairment losses and/or changes in the estimated useful life related to these assets could have a material adverse impact on the Company's financial position and results of operations.

During 1999, the Company recorded an impairment loss and, effective January 1, 2000, adopted a 20 year amortization period from the date of acquisition for goodwill previously amortized over 40 years as discussed in the following section.

ASSET WRITE-DOWNS AND OPERATIONAL EXPENSES
The following table presents the components of the asset write-downs and operational expenses and their respective classifications in the 1999 and 1998 Consolidated Statements of Operations:

(In millions)	Medical	Selling, General and Administrative	Asset Write-Downs and Other	Total

1999:
FIRST QUARTER 1999:

Premium deficiency	$ 50			$ 50
Reserve strengthening	35			35
Provider costs	5			5

Total first quarter 1999	90			90

FOURTH QUARTER 1999:

Long-lived asset impairment			$ 342	342
Losses on non-core asset sales			118	118
Professional liability reserve strengthening and other costs		$ 35		35

Total fourth quarter 1999		35	460	495

Total 1999	$ 90	$ 35	$ 460	$585

HUMANA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(In millions)	Medical	Selling, General and Administrative	Asset Write-Downs and Other	Total
1998:
THIRD QUARTER 1998:
Premium deficiency	$ 46			$ 46
Provider costs	27			27
Market exit costs			$ 15	15
Losses on non-core asset sales			12	12
Merger dissolution costs			7	7
Non-officer employee incentive and other costs		$ 25		25

Total third quarter 1998	$ 73	$ 25	$ 34	$ 132

1999 EXPENSES
Premium Deficiency, Reserve Strengthening and Provider Costs
As a result of management's assessment of the profitability of its contracts for providing health care services to its members in certain markets, the Company recorded a provision for probable future losses (premium deficiency) of $50 million during the first quarter of 1999. Ineffective provider risk-sharing contracts and the impact of the March 31, 1999 Columbia/HCA Healthcare Corporation ( "Columbia/HCA") hospital agreement in Florida on current and projected future medical costs contributed to the premium deficiency. The beneficial effect from losses charged to the premium deficiency liability throughout 1999 was $50 million. Because the majority of the Company's customers' contracts renew annually, the Company does not anticipate the need for a premium deficiency in 2000, absent unanticipated adverse events or changes in circumstances.

Prior period adverse claims development primarily in the Company's PPO and Medicare products initially identified during an analysis of February and March 1999 medical claims resulted in the $35 million reserve strengthening. The Company releases or strengthens medical claims reserves when favorable or adverse development in prior periods exceed actuarial margins existing in the reserves. In addition, the Company paid Columbia/HCA $5 million to settle certain contractual issues associated with the March 31, 1999 hospital agreement in Florida.

Long-Lived Asset Impairment
Historical and current period operating losses in certain of the Company's markets prompted a review during the fourth quarter of 1999 for the possible impairment of long-lived assets. This review indicated that estimated future undiscounted cash flows were insufficient to recover the carrying value of long-lived assets, primarily goodwill, associated with the Company's Austin, Dallas and Milwaukee markets. Accordingly, the Company adjusted the carrying value of these long-lived assets to their estimated fair value resulting in a non-cash impairment charge of $342 million. Estimated fair value was based on discounted cash flows.

The long-lived assets associated with the Austin and Dallas markets primarily result from the Company's 1997 acquisition of PCA. Operating losses in Austin and Dallas were related to the deterioration of risk-sharing arrangements with providers and the failure to effectively convert the PCA operating model and computer platform to Humana's. The long-lived assets associated with the Milwaukee market primarily result from the Company's 1994 acquisition of CareNetwork, Inc. Operating losses in Milwaukee were the result of competitor pricing strategies resulting in lower premium levels to large employer groups as well as market dynamics dominated by limited provider groups causing higher than expected medical costs.

The Company also re-evaluated the amortization period of its goodwill and as a result, effective January 1, 2000, adopted a 20 year amortization period from the date of acquisition for goodwill previously amortized over 40 years.

The $342 million long-lived asset impairment will decrease depreciation and amortization expense $13 million annually ($13 million after tax, or $0.08 per diluted share), while the change in the amortization period of goodwill will increase amortization expense $25 million annually ($24 million after tax, or $0.15 per diluted share).

Losses on Non-Core Asset Sales
The Company has entered into definitive agreements for the disposition of its workers' compensation, Medicare supplement and North Florida Medicaid businesses, which are considered non-core. As a result of the carrying value of the net assets of these businesses exceeding the estimated sale proceeds, the Company has recorded a loss of $118 million. Estimated fair value was established based upon definitive sale agreements, net of expected transaction costs. These transactions are expected to be completed in the first and second quarters of 2000. Total assets of $725 million, primarily consisting of marketable securities and reinsurance recoverables and total liabilities of $490 million, primarily consisting of worker's compensation reserves related to these businesses are included in the accompanying Consolidated Balance Sheets. The accompanying Consolidated Statements of Operations include 1999 revenues of $214 million and pretax operating income of $38 million from these businesses. Included in 1999 and 1998 pretax operating (loss) income is $36 million and $5 million of workers' compensation reserve releases resulting from favorable claim liability development.

Professional Liability Reserve Strengthening and Other Costs
The Company insures substantially all professional liability risks through a wholly owned captive insurance subsidiary (the "Subsidiary"). The Subsidiary recorded an additional $25 million expense during the fourth quarter of 1999 primarily related to expected claim and legal costs to be incurred by the Company.

In addition, other expenses of $10 million were recorded during the fourth quarter related to a claim payment dispute with a contracted provider and government audits.

Activity related to the 1999 expenses follows:

(In millions)	1999 Expenses	1999 Activity		Balance at December 31, 1999
		Cash	Non-Cash

Premium deficiency	$ 50	$ (50)		—
Reserve strengthening	35	(35)		—
Provider costs	5	(5)		—
Long-lived asset impairment	342		$ (342)	—
Losses on non-core asset sales	118		(28)	$ 90
Professional liability reserve
strengthening and other costs	35			35

	$ 585	$ (90)	$ (370)	$ 125

1998 EXPENSES

Market Exits, Non-Core Asset Sales and Merger Dissolution Costs
On August 10, 1998, the Company and UnitedHealth Group Company ("United") announced their mutual agreement to terminate the previously announced Agreement and Plan of Merger, dated May 27, 1998. The planned merger, among other things, was expected to improve the operating results of the Company's products and markets due to overlapping markets with United. Following the merger's termination, the Company conducted a strategic evaluation, which included assessing the Company's competitive market positions and profit potential. As a result, the Company recognized expenses of $34 million during the third quarter of 1998. The expenses included costs associated with exiting five markets ($15 million), losses on disposals of non-core assets ($12 million) and merger dissolution costs ($7 million).

The costs associated with the market exits of $15 million included severance, lease termination costs as well as write-offs of equipment and uncollectible provider receivables. The planned market exits were Sarasota and Treasure Coast, Florida, Springfield and Jefferson City, Missouri and Puerto Rico. Severance costs were estimated based upon the provisions of the Company's employee benefit plans. The plan to exit these markets was expected to reduce the Company's market office workforce, primarily in Puerto Rico, by approximately 470 employees. In 1999, the Company reversed $2 million of the severance and lease discontinuance liabilities after the Company contractually agreed with the Health Insurance Administration in Puerto Rico to extend the Company's Medicaid contract, with more favorable terms. The Company estimated annual pretax savings of approximately $40 million, after all market exits were completed by June 30, 1999, primarily from a reduction in underwriting losses. Approximately 100 employees were ultimately terminated resulting in insignificant severance payments.

In accordance with the Company's policy on impairment of long-lived assets, equipment of $5 million in the exited markets was written down to its fair value after an evaluation of undiscounted cash flow in each of the markets. The fair value of equipment was based upon discounted cash flows for the same markets. Following the write-down, the equipment was fully depreciated.

Premium Deficiency and Provider Costs
As a result of management's assessment of the profitability of its contracts for providing health care services to its members in certain markets, the Company recorded a provision for probable future losses (premium deficiency) of $46 million during the third quarter of 1998. The premium deficiency resulted from events prompted by the terminated merger with United wherein the Company had expected to realize improved operating results in those markets that overlapped with United, including more favorable risk-sharing arrangements. The beneficial effect from losses charged to the premium deficiency liability in 1999 and 1998 was $23 million and $17 million, respectively. In 1999, the Company reversed $6 million of premium deficiency liabilities after the Company contractually agreed with the Health Insurance Administration in Puerto Rico to extend the Company's Medicaid contract, with more favorable terms.

The Company also recorded $27 million of expense related to receivables written-off from financially troubled physician groups, including certain bankrupt providers.

Non-Officer Employee Incentive and Other Costs
During the third quarter of 1998, the Company recorded a one-time incentive of $16 million paid to non-officer employees and a $9 million settlement related to a third party pharmacy processing contract.

Activity related to the 1998 expenses follows:

(In millions)	1998 Expenses	1998 Activity		Balance at December 31, 1998	1999 Activity		Balance at December 31, 1999
		Cash	Non-cash		Cash	Adjustment

Premium deficiency	$ 46	$ (17)		$ 29	$ (23)	$ (6)	$ —
Provider costs	27		$ (27)
Market exit costs	15		(10)	5	(2)	(2)	1
Losses from non-core asset sales	12	(5)	(7)
Merger dissolution costs	7	(5)		2	(2)		—
Non-officer employee incentive
and other costs	25	(25)					—

	$ 132	$ (52)	$ (44)	$ 36	$ (27)	$ (8)	$ 1

COMPARISON OF RESULTS OF OPERATIONS

In order to enhance comparability as well as to provide a baseline against which historical and prospective periods can be measured, the following discussion comparing results for the years ended December 31, 1999, 1998 and 1997, excludes the previously described expenses, but does include the beneficial effect related to premium deficiency on operating results for the periods shown. There were no adjustments to results for 1997. The following table reconciles the results reported in the Consolidated Statements of Operations ( "Reported Results") to the results contained in the following discussion ("Adjusted Results") for 1999 and 1998:

	Reported Results		Excluded Expenses		Adjusted Results

(In millions, except per share results)	1999	1998	1999 (a)	1998 (b)	1999	1998

Consolidated Statements of Operations caption items that are adjusted:
Operating expenses:
Medical	$ 8,532	$ 8,041	$ (90)	$ (73)	$8,442	$7,968
Selling, general and administrative	1,368	1,328	(35)	(25)	1,333	1,303
Depreciation and amortization	124	128			124	128
Asset write-downs and other expenses	460	34	(460)	(34)	—	—

Total operating expenses	10,484	9,531	(585)	(132)	9,899	9,399
(Loss) income from operations	(371)	250	585	132	214	382
(Loss) income before income taxes	(404)	203	585	132	181	335
Net (loss) income	$ (382)	$ 129	$ 499	$ 84	$ 117	$ 213
(Loss) earnings per common share	$ (2.28)	$ 0.77	$ 2.97	$ 0.50	$ 0.69	$ 1.28
Diluted (loss) earnings per common share	$ (2.28)	$ 0.77	$ 2.97	$ 0.50	$ 0.69	$ 1.27

	Reported Ratios		Ratio Effect of Excluded Expenses				Adjusted Ratios

	1999	1998	1999 (a)		1998 (b)		1999	1998

Medical expense ratios:
Health Plan	87.4%	85.3%	(1	.0)%	(0	.9)%	86.4%	84.4%
Small Group	81.9%	80.2%	(0	.7)%	(0	.5)%	81.2%	79.7%

Total	85.7%	83.8%	(0	.9)%	(0	.8)%	84.8%	83.0%

Administrative expense ratios:
Health Plan	12.5%	12.8%	(0	.4)%	(0	.2)%	12.1%	12.6%
Small Group	20.4%	20.7%	(0	.3)%	(0	.4)%	20.1%	20.3%

Total	15.0%	15.2%	(0	.4)%	(0	.3)%	14.6%	14.9%

(a)	Reflects the previously discussed medical, administrative, asset write-downs and other expenses of $90 million, $35 million and $460 million, respectively.
(b)	Reflects the previously discussed medical, administrative, asset write-downs and other expenses of $73 million, $25 million and $34 million, respectively.

YEARS ENDED DECEMBER 31, 1999 AND 1998

Adjusted income before income taxes totaled $181 million for the year ended December 31, 1999, compared to $335 million for the year ended December 31, 1998. Adjusted net income was $117 million or $0.69 per diluted share in 1999, compared to $213 million or $1.27 per diluted share in 1998. The earnings decline was attributable to higher medical cost trends which were not adequately anticipated by the Company when it established premium rates for 1999. These higher medical cost trends primarily resulted from the introduction and rapid growth of an open access product, ineffective risk-sharing arrangements, significant increases in pharmacy costs and the unfavorable negotiations of the Florida Columbia/HCA provider contract. During 1999, the Company implemented initiatives to mitigate the effect of these issues. The initiatives include pricing products commensurate with the higher medical costs, rationalizing markets and products, rehabilitating the large group commercial business, re-contracting with providers and cost management improvements focused mainly on medical and claims cost management disciplines. These initiatives began to improve operating results in the second half of 1999 but in large part will be realized in January 2000 when the majority of the Company's large group commercial customers renew and when the Company's Medicare product offerings were adjusted.

The Company's premium revenues increased 3.8 percent to a record $10.0 billion for 1999, compared to $9.6 billion for 1998. Higher premium revenues resulted from increased premium yields of 7.4 percent and 3.4 percent for the Company's commercial and Medicare HMO products, respectively. This increase was partially offset by a decline in commercial membership of 177,900, due to selling the Florida individual business line and the result of substantial premium increases delivered to large group and small group commercial customers. Membership levels are expected to decline in 2000 due to the sale of certain non-core businesses and substantial premium rate increases. The Company expects commercial and Medicare HMO premium yields to approximate 10 to 12 percent and 6 to 7 percent, respectively, in 2000, the result of commercial premium rate increases and newly introduced Medicare member premiums.

The Company's adjusted medical expense ratio for 1999 was 84.8 percent, compared to 83.0 percent for 1998. The increase was the result of medical cost increases in the Company's commercial products exceeding premium rate increases. Offsetting the impact of the increasing commercial medical costs was the continued favorable claim liability development in the Company's run-off workers' compensation business acquired in connection with its acquisition of PCA. After evaluating the workers' compensation claim liabilities against claim payments and file closings, the Company reduced these liabilities by $36 million ($23 million after tax, or $0.14 per diluted share) and $5 million ($3 million after tax, or $0.02 per diluted share) in 1999 and 1998, respectively.

The adjusted administrative expense ratio improved during 1999 to 14.6 percent from 14.9 percent in 1998. The year-over-year improvement in the administrative expense ratio reflects continued rationalization of staffing levels commensurate with membership levels. The administrative expense ratio is expected to increase slightly in 2000 from increased spending on information technology.

Interest income totaled $132 million for 1999 and $150 million for 1998. This decrease resulted from a decrease in realized investment gains, lower average invested balances and lower investment yields. The tax equivalent yield on invested assets approximated 7.1 percent for 1999 and 7.7 percent for 1998. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life was 2.7 years at both December 31, 1999 and 1998. Other income declined $12 million during 1999, due to the reduction of income from ancillary businesses the Company sold in 1998 and a lower contribution from the Company's ASO business, partially offset by a $12 million gain from the sale of a tangible asset in 1999. Interest expense declined $14 million during 1999 as a result of lower average outstanding borrowings.

BUSINESS SEGMENT INFORMATION FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

The following table presents segment medical membership and activity for 1999 and 1998:

	1999			1998

(In thousands)	Health Plan	Small Group	Total	Health Plan	Small Group	Total

Beginning medical membership	4,494	1,702	6,196	4,610	1,597	6,207
Sales	588	436	1,024	610	571	1,181
Cancellations	(778)	(475)	(1,253)	(700)	(466)	(1,166)
TRICARE change	(28)		(28)	(26)		(26)

Ending medical membership	4,276	1,663	5,939	4,494	1,702	6,196

Ending specialty membership	477	2,484	2,961	444	2,189	2,633

The following table presents certain financial data for the Company's two segments for the years ended December 31, 1999 and 1998:

(In millions)	1999 (a)	1998 (b)

Premium revenues:
Health Plan	$ 6,827	$ 6,734
Small Group	3,132	2,863

	$ 9,959	$ 9,597

Adjusted income (loss) before income taxes:
Health Plan	$ 184	$ 304
Small Group	(3)	31

	$ 181	$ 335

Adjusted medical expense ratios:
Health Plan	86.4%	84.4%
Small Group	81.2%	79.7%

	84.8%	83.0%

Adjusted administrative expense ratios:
Health Plan	12.1%	12.6%
Small Group	20.1%	20.3%

	14.6%	14.9%

(a)

Excludes the previously discussed medical expenses of $90 million ($66 million Health Plan and $24 million Small Group), administrative expenses of $35 million ($27 million Health Plan and $8 million Small Group) and asset write-downs and other expenses of $460 million ($460 million Health Plan).

(b)

Excludes the previously discussed medical expenses of $73 million ($60 million Health Plan and $13 million Small Group), administrative expenses of $25 million ($13 million Health Plan and $12 million Small Group) and asset write-downs and other expenses of $34 million ($23 million Health Plan and $11 million Small Group).

Health Plan
Adjusted income before income taxes totaled $184 million for 1999 compared to $304 million for 1998. The earnings decline was attributable to higher medical cost trends which were not adequately anticipated by the Company when it established premium rates for 1999. These higher medical cost trends primarily resulted from ineffective risk-sharing arrangements, pharmacy cost increases and the result of unfavorable negotiations of the Florida Columbia/HCA provider contract. Initiatives to mitigate the effect of these issues include significant large group commercial rate increases, re-contracting with, or eliminating certain risk-sharing providers, implementing three-tier pharmacy benefit designs, instituting Medicare HMO member premium and benefit changes and exiting various Medicare markets. These initiatives began to improve operating results in the second half of 1999 but in large part will be realized in January 2000 when the majority of the Company's large group commercial customers renew and when the Company's Medicare product offerings were adjusted.

The Health Plan segment's premium revenues increased 1.4 percent to $6.8 billion for 1999. Large group commercial and Medicare HMO premiums remained unchanged at $2.3 billion and $2.9 billion, respectively. Higher premium yields of 5.5 percent and 3.4 percent for the large group commercial and Medicare HMO lines, respectively, were offset by membership reductions. Large group commercial membership decreased 139,200 from 1998 reflecting the effects of the Company's commercial premium pricing actions intended to maintain profitability. Medicare HMO membership decreased 13,500 members from the exit of the Treasure Coast and Sarasota, Florida markets. The Medicare HMO membership reduction from market exits was somewhat mitigated by increased membership achieved through the redirecting of sales and marketing efforts focused on key Medicare markets like Chicago, Tampa and South Florida. The Company's Medicaid premiums increased 8.8 percent to $603 million for 1999 compared to $554 million in 1998. This increase resulted from the more favorable rates obtained from the renewal of the Company's contract with the Health Insurance Administration in Puerto Rico in the second quarter of 1999. TRICARE premium revenues increased 8.3 percent to $866 million in 1999, from $800 million in 1998, resulting from an annual contract rate increase and additional premiums recorded related to TRICARE's risk-sharing arrangement with the government.

The Health Plan segment's adjusted medical expense ratio for 1999 was 86.4 percent, increasing from 84.4 percent in 1998. The increase was the result of large group commercial and Medicare HMO medical costs exceeding premium increases. These higher medical cost trends were attributable to the inability of certain risk-sharing providers to effectively manage medical costs within their contractual arrangements, higher pharmacy utilization and generally higher medical cost trends across the industry. The Company expects to realize improvements in its medical cost trends in 2000 resulting from implementation of the three-tier pharmacy benefit designs, improvements in risk-sharing arrangements, the exit of unprofitable Medicare HMO counties and the sale of its Medicare supplement and North Florida Medicaid businesses.

The adjusted administrative expense ratio improved 50 basis points from 1998 to 12.1 percent, the result of the continued rationalization of staffing levels commensurate with membership levels.

Small Group
The Small Group segment's adjusted loss before income taxes was $3 million for 1999 compared to adjusted income before income taxes of $31 million for 1998. The decline in profitability is attributable to higher medical costs which were not adequately anticipated by the Company when it established premium rates for 1999. To mitigate the effect of higher medical costs, the Small Group segment's improvement initiatives include significant premium rate increases, improving claim payment processes, provider re-contracting, rationalizing markets and products and implementing three-tier pharmacy benefit designs.

The Small Group segment's premium revenues increased 9.4 percent for 1999 to $3.1 billion from $2.9 billion for 1998. This premium increase was the result of increased premium yields, offset by a reduction of 38,700 members from the sale of the individual line of business in Florida.

The Small Group segment's adjusted medical expense ratio for 1999 was 81.2 percent, increasing from 79.7 percent for 1998. The medical expense ratio increase was the result of medical costs exceeding premium yields. These higher medical cost trends were the result of the rapid growth of the Company's more costly open access products, higher pharmacy utilization and the greater than expected impact of the Health Insurance Portability and Accountability Act or HIPAA and its guarantee issue requirements.

The adjusted administrative expense ratio improved during 1999 to 20.1 percent from 20.3 percent for 1998.

YEARS ENDED DECEMBER 31, 1998 AND 1997

Adjusted income before income taxes totaled $335 million for the year ended December 31, 1998, compared to $270 million for the year ended December 31, 1997. Adjusted net income was $213 million or $1.27 per diluted share in 1998, compared to $173 million or $1.05 per diluted share in 1997. The earnings increase was a result of the full year contribution from the 1997 PCA and ChoiceCare acquisitions, higher commercial premium yields, provider risk-sharing initiatives, improved claims payment accuracy across various product lines, and increased interest and other income. These favorable items were partially offset by higher interest expense and increased pharmacy costs.

The Company's 1998 premium revenues increased 21.8 percent to $9.6 billion, from $7.9 billion for the year ended December 31, 1997. This increase was attributable to the current year effect of 1997 acquisitions, commercial and Medicare HMO same-plan membership growth and increased premium rates for the Company's commercial products. PCA and ChoiceCare premium revenues contributed approximately $1.6 billion, a $1.1 billion increase over 1997. Same-plan membership growth contributed $120 million and commercial premium rate increases added approximately $186 million, as same-plan commercial premium yields increased 4.8 percent. Changes in Medicare HMO premium yield had little effect on premium revenues as same-plan yields declined 0.4 percent in 1998. The Medicare 2 percent statutory rate increase for 1998 was offset by membership growth in geographic areas with lower reimbursement rates.

During 1998, the Company's adjusted medical expense ratio increased to 83.0 percent from 82.8 percent for the year ended December 31, 1997. The year to year increase was the result of the higher medical expense ratio of acquired plans being included for a full year during 1998. The same-plan medical expense ratio improved 20 basis points to 82.2 percent from 82.4 percent in 1997, the result of the aforementioned premium rate increases, provider risk-sharing initiatives and improved claim payment accuracy. These improvements were partially offset by increased year-over-year pharmacy costs of 16 percent and 9 percent for the Company's commercial and Medicare HMO products, respectively.

The Company's adjusted administrative expense ratio was 14.9 percent and 15.5 percent for the years ended December 31, 1998 and 1997, respectively. This improvement was the result of efforts to streamline the organization, as well as realized cost savings from the Company's 1997 acquisitions.

Interest income totaled $150 million for the year ended December 31, 1998, compared to $131 million for the year ended December 31, 1997. The increase was attributable to the full year impact of including PCA's and ChoiceCare's investment portfolios, as well as increased realized investment gains. The tax equivalent yield on invested assets approximated 7.7 percent and 7.5 percent for the years ended December 31, 1998 and 1997, respectively. Tax equivalent yield is the rate earned on invested assets, excluding unrealized gains and losses, adjusted for the benefit of nontaxable investment income. The weighted average investment life increased to 2.7 years at December 31, 1998, from 2.6 years at December 31, 1997. Interest expense increased $27 million during 1998 from funding the PCA and ChoiceCare acquisitions with additional borrowings.

BUSINESS SEGMENT INFORMATION FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997

The following table presents segment medical membership and activity for 1998 and 1997:
	1998			1997

(In thousands)	Health Plan	Small Group	Total	Health Plan	Small Group	Total

Beginning medical membership	4,610	1,597	6,207	3,526	1,325	4,851
Sales	610	571	1,181	499	458	957
Cancellations	(700)	(466)	(1,166)	(465)	(392)	(857)
Acquisitions				1,188	206	1,394
Dispositions				(147)		(147)
TRICARE change	(26)		(26)	9		9

Ending medical membership	4,494	1,702	6,196	4,610	1,597	6,207

Ending specialty membership	444	2,189	2,633	507	1,934	2,441

The following table presents certain financial data for the Company's two segments for the years ended December 31, 1998 and 1997:

(In millions)	1998 (a)	1997

Premium revenues:
Health Plan	$ 6,734	$ 5,487
Small Group	2,863	2,393

	$ 9,597	$ 7,880

Adjusted income before income taxes:
Health Plan	$ 304	$ 244
Small Group	31	26

	$ 335	$ 270

Adjusted medical expense ratios:
Health Plan	84.4%	84.3%
Small Group	79.7%	79.4%

	83.0%	82.8%

Adjusted administrative expense ratios:
Health Plan	12.6%	13.1%
Small Group	20.3%	21.0%

	14.9%	15.5%

(a)

Excludes the previously discussed medical expenses of $73 million ($60 million Health Plan and $13 million Small Group), administrative expenses of $25 million ($13 million Health Plan and $12 million Small Group) and asset write-downs and other expenses of $34 million ($23 million Health Plan and $11 million Small Group).

Health Plan
Adjusted income before income taxes totaled $304 million in 1998 compared to $244 million in 1997. The earnings increase is attributable to the full year contribution from 1997 acquisitions of PCA and ChoiceCare, improved claim payment accuracy and administrative expense reductions.

The Health Plan segment's premium revenues increased 22.7 percent to $6.7 billion in 1998. This increase was attributable to the current year effect of the 1997 acquisitions, large group commercial and Medicare HMO same-plan membership growth and higher large group commercial premium yields.

The Health Plan segment's adjusted medical expense ratio increased 10 basis points to 84.4 percent. The increase was the result of the higher medical expense ratio of acquired plans being included for a full year during 1998 and higher pharmacy costs.

The adjusted administrative expense ratio improved during 1998 to 12.6 percent from 13.1 percent in 1997 in the Health Plan segment. This improvement reflects realized cost savings from integrating the PCA and ChoiceCare acquisitions into Humana's operating model.

Small Group
Adjusted income before income taxes was $31 million in 1998 compared to $26 million in 1997. The earnings increase is primarily attributable to improved claims payment accuracy, increased interest and other income and administrative expense reductions. These favorable items were partially offset by higher interest expense and increased pharmacy costs.

The Small Group segment's premium revenues increased 19.6 percent to $2.9 billion in 1998. This increase was primarily attributable to the current year effect of the 1997 acquisitions and small group commercial and specialty same-plan membership growth.

The Small Group segment's adjusted medical expense ratio increased 30 basis points to 79.7 percent. The year to year increase was the result of the higher medical expense ratio of acquired plans being included for a full year during 1998 and higher pharmacy costs.

The adjusted administrative expense ratio improved during 1998 to 20.3 percent from 21.0 percent in 1997 in the Small Group segment. This improvement reflects the continued rationalization of staffing levels commensurate with membership levels.

LIQUIDITY

Operating cash flows improved to $217 million in 1999 from $55 million in 1998, due to increased premium receipts and reduced payments for accrued expenses, taxes, severance and professional liabilities. Partially offsetting these improvements were higher claim payments related to the Company's run-off workers' compensation business.

Cash provided by investing activities was $18 million in 1999, compared to $28 million in 1998. These amounts reflect the net effect of investment and capital expenditure transactions.

Cash used in financing activities totaled $170 million in 1999 compared to cash provided by financing activities of $51 million in 1998. This decrease primarily resulted from 1999 debt repayments and changes in book overdrafts.

The Company's subsidiaries operate in states that require minimum levels of equity and regulate the payment of dividends to the parent company. As a result, the Company's ability to use operating subsidiaries' cash flows is restricted to the extent of the subsidiaries' ability to obtain regulatory approval to pay dividends.

The National Association of Insurance Commissioners has recommended that states adopt a risk-based capital ( "RBC") formula for companies established as HMO entities, similar to the current requirement for insurance companies. The RBC provisions may require new minimum capital and surplus levels for some of the Company's HMO subsidiaries. Many states have not yet determined when they will adopt the RBC formula or if they will allow a phase-in to the required levels of capital and surplus.

The Company currently maintains approximately $768 million of capital and surplus in its health insurance and HMO entities, compared to the minimum statutory required capital and surplus levels of approximately $569 million. If the states in which the Company conducts business adopt the proposed RBC formula, without a phase-in provision, the Company estimates it would be required to fund additional capital into its various subsidiaries of approximately $45 million. After this capital infusion, the Company would have $138 million of capital and surplus above the required RBC level.

The Company maintains a revolving credit agreement ("Credit Agreement") which provides a line of credit of up to $1.0 billion and expires in August 2002. Principal amounts outstanding under the Credit Agreement bear interest at either a fixed rate or a floating rate, ranging from LIBOR plus 35 basis points to LIBOR plus 80 basis points, depending on the Company's credit ratings. The Credit Agreement, which was amended in 1999 to reduce the line of credit by $500 million from $1.5 billion and modify certain covenants, contains customary covenants and events of default including, but not limited to, financial tests for interest coverage and leverage. The Company is in compliance with all covenants. The Company also maintains and issues short-term debt securities under a commercial paper program.

Management believes that funds from planned divestitures, future operating cash flows and funds available under the existing Credit Agreement and commercial paper program are sufficient to meet future liquidity needs. Management also believes the aforementioned sources of funds are adequate to allow the Company to pursue selected acquisition and expansion opportunities, as well as to fund capital requirements.

RISK-SENSITIVE FINANCIAL INSTRUMENTS AND POSITIONS

The Company's risk of fluctuation in earnings due to changes in interest income from its fixed income portfolio is partially mitigated by the Company's debt position, as well as the short duration of the fixed income portfolio.

The Company has evaluated the interest income and debt expense impact resulting from a hypothetical change in interest rates of 100, 200 and 300 basis points over the next twelve-month period, as reflected in the following table. In the past ten years, annual changes in commercial paper rates have never exceeded 300 basis points, changed between 200 and 300 basis points twice and changed between 100 and 200 basis points once. The modeling technique used to calculate the pro forma net change considered the cash flows related to fixed income investments and debt, which are subject to interest rate changes during a prospective twelve-month period.

(In millions)	Increase (decrease) in earnings given an interest rate decrease of X basis points			Increase (decrease) in earnings given an interest rate increase of X basis points
	(300)	(200)	(100)	100	200	300
1999
Fixed income portfolio	$ (10.1)	$ (6.7)	$ (3.4)	$ 3.4	$ 6.8	$ 10.2
Debt	9.1	6.1	3.0	(3.0)	(6.1)	(9.1)

Total	$ (1.0)	$ (0.6)	$ (0.4)	$ 0.4	$ 0.7	$ 1.1

1998
Fixed income portfolio	$ (11.9)	$ (7.9)	$ (4.0)	$ 4.0	$ 8.0	$ 12.0
Debt	5.7	3.8	1.9	(1.9)	(3.8)	(5.7)

Total	$ (6.2)	$ (4.1)	$ (2.1)	$ 2.1	$ 4.2	$ 6.3

The following table presents the hypothetical change in fair market values of common equity securities held by the Company at December 31, 1999 and 1998, which are sensitive to changes in stock market values. These common equity securities are held for purposes other than trading.

(In millions)	Decrease in valuation of securities given an X% decrease in each equity security’s value			Fair Value at December 31,	Increase in valuation of securities given an X% increase in each equity security’s value

	(30%)	(20%)	(10%)		10%	20%	30%

1999
Common equity securities	$ (5.6)	$ (3.7)	$ (1.9)	$ 18.6	$ 1.9	$ 3.7	$ 5.6

1998
Common equity securities	$ (18.6)	$ (12.4)	$ (6.2)	$ 62.1	$ 6.2	$ 12.4	$ 18.6

Changes in equity valuations (based upon the Standard & Poor's 500 stock index) over the past ten years which were in excess of 30 percent occurred four times, between 20 percent and 30 percent occurred three times and between 10 percent and 20 percent also occurred three times.

CAPITAL RESOURCES

The Company's ongoing capital expenditures relate primarily to information systems and administrative facilities necessary for activities such as claims processing, billing and collections, medical utilization review and customer service. Total capital expenditures, excluding acquisitions, were $89 million, $104 million and $73 million for the years ended December 31, 1999, 1998 and 1997, respectively. Capital expenditures during 1998 included the $32 million purchase and renovation of a regional customer service center in Jacksonville, Florida.

Excluding acquisitions, planned capital spending in 2000 will approximate $130 million to $140 million for the funding of the Company's technology initiatives and expansion and improvement of its administrative facilities.

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

The Company's 2000 average rate of statutory increase under the Medicare HMO contracts is approximately two percent. Over the last five years, annual increases have ranged from as low as the January 1999 increase of two percent to as high as nine percent in January 1996, with an average of approximately five percent. The Company's Medicare HMO contracts with the federal government are renewed for a one-year term each December 31 unless terminated 90 days prior thereto.

Legislative proposals are being considered which may revise the Medicare program's current support of the use of managed health care for Medicare beneficiaries and the future reimbursement rates thereunder. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company's Medicaid contracts are generally annual contracts with various states except for the two-year contract with the Health Insurance Administration in Puerto Rico. Additionally, the Company's TRICARE contract is a one-year contract renewable on July 1, 2000, for one additional year. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company.

In addition, the Company continually contracts and seeks to renew contracts with providers at rates designed to ensure adequate profitability. To the extent the Company is unable to obtain such rates, its financial position, results of operations and cash flows could be adversely impacted.

THE COMPANY'S YEAR 2000 DISCLOSURE STATEMENT

The Company commenced its assessment of Year 2000 exposures in early 1996. In December 1998, the Company was 100 percent complete with the remediation of its core business systems and by December 1999 had remediated 100 percent of its business application systems. As of December 31, 1999, the Company had completed all Year 2000 initiatives.

To date, the Company has experienced no outages or problems related to the Year 2000 date rollover. All business systems are functioning normally and the Company has not experienced any disruptions in service with third party organizations with which it interacts related to the century change.

The Company's application systems are largely developed and maintained in-house by a staff of 400 application programmers who are versed in the utilization of state-of-the-art technology. All application systems are fully integrated and automatically pass data through various system processes. The Company's primary data center and the majority of its programming and support staff are located at the Company's corporate offices in Louisville, Kentucky. In order to create the necessary internal focus surrounding the Year 2000 issue, the Company established a centralized Year 2000 Program Management Office ("PMO") which is charged with overall coordination of enterprise wide Year 2000 initiatives and regular progress reporting to the Company's senior management.

The Year 2000 project is currently estimated to have a minimum total cost of approximately $30 million of which approximately $10 million was spent during 1999. Year 2000 expenses represented less than ten percent of the Information Systems budget during 1999. Year 2000 costs are expensed as incurred and funded with cash flows from operations. The Company does not expect to incur significant Year 2000 project costs in the year 2000.

The extent and magnitude of the Year 2000 project, as it will affect the Company for some period after January 1, 2000, is difficult to predict or quantify. In order to mitigate these risks, the Company developed business continuity and contingency plans which were finalized in the second quarter of 1999. These plans would be enacted if Year 2000 problems were to occur within the Company, or if third party constituents have failures due to the millennium change. Contingency plans were developed for six major functional areas encompassing 22 operational subdivisions that require contingency plan development. The six major functional areas are: providers, service centers, suppliers and vendors, customers and brokers, banking and finance and legal services.

While the Company presently believes that the timely completion of its Year 2000 project limited the exposure, so that the Year 2000 issue has not posed material operational problems, the Company recognizes that it does not control third party constituents. If these third party organizations have failures related to the Year 2000 century change and/or fail to properly implement appropriate contingency plans, Year 2000 failures may result. These failures could potentially have a material adverse impact on the Company's financial position, results of operations and cash flows.

LEGAL PROCEEDINGS

During 1999, six purported class action complaints have been filed against the Company and certain of its current and former directors and officers claiming that the Company and the individual defendants knowingly or recklessly made false or misleading statements in press releases and public filings concerning the Company's financial condition. All seek money damages of unspecified amounts.

Since October 1999, the Company has received purported class action complaints alleging, among other things, that Humana intentionally concealed from its members information concerning the various ways Humana decides what claims will be paid, what procedures will be deemed medically necessary, and what criteria and procedures are used to determine the extent and type of their coverage. The complaints also allege that Humana concealed from members the existence of direct financial incentives to treating physicians and other health care providers to deny coverage. The complaints, generally, do not allege that any member was denied coverage for services that should have been covered but, instead, claim that Humana provided health insurance benefits of lesser value than promised. All seek money damages of unspecified amounts. The Company has requested to consolidate these complaints to a single court.

The Company believes the allegations in all of the above complaints are without merit and intends to pursue the defense of the actions vigorously.

On January 4, 2000, a jury in Palm Beach County, Florida, issued a verdict against Humana Health Insurance Company of Florida, Inc., awarding $79 million to Mark Chipps, an insured who had sued individually and on behalf of his minor daughter. The claim arose from the removal of the child from a case management program which had provided her with benefits in excess of those available under her policy. The award included $78 million for punitive damages, $1 million for emotional distress and $28,000 for contractual benefits. The Company is in the process of appealing the verdict.

During 1999, the Company reached an agreement in principle with the United States Department of Justice and the Department of Health and Human Services on a $15 million settlement relating to Medicare premium overpayments. The settlement is expected to be paid sometime during 2000. The Company had previously established adequate liabilities for the resolution of these issues and, therefore, the settlement did not have a material impact on the Company's financial position or results of operations.

Damages for claims for personal injuries and medical benefit denials are usual in the Company's business. Personal injury and medical benefit denial claims are covered by insurance from the Company's wholly owned captive insurance Subsidiary and excess carriers, except to the extent that claimants seek punitive damages, in states which prohibit insurable coverage for punitive damages. In connection with the Chipps case, the excess carriers have preliminarily indicated that they believe no coverage may be available for a punitive damages award.

During the ordinary course of its business, the Company is or may become subject to pending or threatened litigation or other legal actions. Management does not believe that any pending and threatened legal actions against the Company or audits by agencies will have a material adverse effect on the Company's financial position or results of operations.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ( "SFAS No. 133"). In general, SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains or losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. This standard is effective for the Company's financial statements beginning January 1, 2001, with early adoption permitted. Management of the Company anticipates that the adoption of SFAS No. 133 on January 1, 2001 will not have a material impact on the Company's financial position, results of operations or cash flows.

HUMANA INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except share amounts) December 31,	1999	1998

ASSETS

Current assets:
Cash and cash equivalents	$ 978	$ 913
Marketable securities	1,507	1,594
Premiums receivable, less allowance for doubtful accounts
of $61 in 1999 and $62 in 1998	225	276
Deferred income taxes	161	129
Other	193	207

Total current assets	3,064	3,119

Property and equipment, net	418	433
Other assets:
Long-term marketable securities	253	305
Cost in excess of net assets acquired	806	1,188
Deferred income taxes	54	64
Other	305	387

Total other assets	1,418	1,944

Total assets	$ 4,900	$ 5,496

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Medical and other expenses payable	$ 1,432	$ 1,470
Trade accounts payable and accrued expenses	392	395
Book overdraft	215	234
Unearned premium revenues	349	294
Accrued losses on asset sales	90
Commercial paper	686	730

Total current liabilities	3,164	3,123

Long-term medical and other expenses payable	324	438
Professional liability and other obligations	144	154
Debt		93

Total liabilities	3,632	3,808

Commitments and contingencies
Stockholders' equity:
Preferred stock, $1 par; authorized 10,000,000 shares; none issued
Common stock, $0.16 2/3 par; authorized 300,000,000 shares; issued and
outstanding 167,514,710 shares — 1999 and 167,515,362 shares — 1998	28	28
Capital in excess of par value	899	903
Deferred compensation — restricted stock	(2)	(9)
Retained earnings	371	753
Accumulated other comprehensive (loss) income	(28)	13

Total stockholders’ equity	1,268	1,688

Total liabilities and stockholders’ equity	$ 4,900	$ 5,496

The accompanying notes are an integral part of the consolidated financial statements.

HUMANA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per share results) For the years ended December 31,	1999	1998	1997

Revenues:
Premiums	$ 9,959	$ 9,597	$ 7,880
Interest and other income	154	184	156

Total revenues	10,113	9,781	8,036

Operating expenses:
Medical	8,532	8,041	6,522
Selling, general and administrative	1,368	1,328	1,116
Depreciation and amortization	124	128	108
Asset write-downs and other expenses	460	34

Total operating expenses	10,484	9,531	7,746

(Loss) income from operations	(371)	250	290
Interest expense	33	47	20

(Loss) income before income taxes	(404)	203	270

(Benefit) provision for income taxes	(22)	74	97

Net (loss) income	$ (382)	$ 129	$ 173

(Loss) earnings per common share	$ (2.28)	$ 0.77	$ 1.06

(Loss) earnings per common share – assuming dilution	$ (2.28)	$ 0.77	$ 1.05

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In millions)			Capital In Excess of Par Value	Deferred Compensation — Restricted Stock	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Stockholders’ Equity
	Common Stock
	Shares	Amount

Balances, January 1, 1997	163	$ 27	$ 824	$ (2)	$ 451	$ (8)	$ 1,292
Comprehensive income:
Net income					173		173
Other comprehensive income:
Net unrealized investment gains,
net of $10 tax						17	17

Comprehensive income							190
Change in deferred compensation			2	(2)			—
Restricted stock amortization				1			1
Stock option exercises	1		11				11
Stock option tax benefit			7				7

Balances, December 31, 1997	164	27	844	(3)	624	9	1,501
Comprehensive income:
Net income					129		129
Other comprehensive income:
Net unrealized investment gains,
net of $2 tax						4	4

Comprehensive income							133
Change in deferred compensation			8	(8)			—
Restricted stock amortization				2			2
Stock option exercises	4	1	35				36
Stock option tax benefit			16				16

Balances, December 31, 1998	168	28	903	(9)	753	13	1,688
Comprehensive loss:
Net loss					(382)		(382)
Other comprehensive loss:
Net unrealized investment losses,
net of $27 tax						(41)	(41)

Comprehensive loss							(423)
Change in deferred compensation			(5)	5			—
Restricted stock amortization				2			2
Stock option exercises			1				1

Balances, December 31, 1999	168	$ 28	$ 899	$ (2)	$ 371	$ (28)	$ 1,268

The accompanying notes are an integral part of the consolidated financial statements.

HUMANA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions) For the years ended December 31,	1999	1998	1997

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss) income	$(382)	$ 129	$ 173
Adjustments to reconcile net (loss) income
to net cash provided by operating activities:
Asset write-downs and other expenses	460	17
Depreciation and amortization	124	128	108
Gain on sale of property and equipment	(12)
Gain on sale of marketable securities	(11)	(21)	(10)
Deferred income taxes	5	26	40
Provision for doubtful accounts	12	11	10
Changes in operating assets and liabilities:
Premiums receivable	39	34	(112)
Other assets	54	32	(47)
Medical and other expenses payable	(23)	(22)	(118)
Workers’ compensation liabilities	(150)	(134)	(31)
Other liabilities	45	(135)	57
Unearned premium revenues	56	(10)	203
Other			6

Net cash provided by operating activities	217	55	279

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisitions of health plan assets, net of cash acquired	(14)		(669)
Purchases of property and equipment	(89)	(104)	(73)
Dispositions of property and equipment	54	12	15
Purchases of marketable securities	(781)	(1,037)	(608)
Maturities of marketable securities	391	380	341
Proceeds from sales of marketable securities	472	815	317
Other	(15)	(38)	23

Net cash provided by (used in) investing activities	18	28	(654)

CASH FLOWS FROM FINANCING ACTIVITIES

Issuance of long-term debt		123	300
Repayment of long-term debt	(93)	(330)
Net commercial paper (repayments) borrowings	(44)	141	367
Change in book overdraft	(19)	82	(1)
Other	(14)	35	13

Net cash (used in) provided by financing activities	(170)	51	679

Increase in cash and cash equivalents	65	134	304
Cash and cash equivalents at beginning of period	913	779	475

Cash and cash equivalents at end of period	$ 978	$ 913	$ 779

Supplemental cash flow disclosures:
Interest payments	$ 33	$ 49	$ 15
Income tax (refunds) payments, net	(58)	69	8
Details of businesses acquired in purchase transactions:
Fair value of assets acquired	$ 20		$ 1,973
Less: liabilities assumed	(6)		(1,304)

Cash paid for acquired businesses, net of cash acquired	$ 14		$ 669

The accompanying notes are an integral part of the consolidated financial statements.

HUMANA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. REPORTING ENTITY

Nature of Operations
Humana Inc. (the "Company" or "Humana") is one of the nation's largest publicly traded health services companies that facilitates the delivery of health care services through networks of providers to its approximately 5.9 million medical members. The Company's products are marketed primarily through health maintenance organizations ("HMOs") and preferred provider organizations ("PPOs") that encourage or require the use of contracted providers. HMOs and PPOs control health care costs by various means, including pre-admission approval for hospital inpatient services, pre-authorization of outpatient surgical procedures, and risk-sharing arrangements with providers. These providers may share medical cost risk or have other incentives to deliver quality medical services in a cost-effective manner. The Company also offers various specialty products to employers, including dental, group life and workers' compensation and administrative services ("ASO") to those who self-insure their employee health plans. The Company has entered into a definitive agreement to sell its workers' compensation business. In total, the Company's products are licensed in 49 states, the District of Columbia and Puerto Rico, with approximately 20 percent of its membership in the state of Florida.

During 1999, the Company realigned its organization to achieve greater accountability in its lines of business. As a result of this realignment, the Company organized into two business units: the Health Plan segment and the Small Group segment. The Health Plan segment includes the Company's large group commercial (100 employees and over), Medicare, Medicaid, ASO, workers' compensation and military or TRICARE business. The small group segment includes small group commercial (under 100 employees) and specialty benefit lines, including dental, life and short-term disability. Results of each segment are measured based upon results of operations before income taxes. The Company allocates administrative expenses, interest income and interest expense, but no assets, to the segments. Members served by the two segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent. In addition, premium revenue pricing to large group commercial employers has historically been more competitive than that to small group commercial employers, resulting in less favorable underwriting margins for the large group commercial line of business. Costs to distribute and administer products to small group commercial employers are higher compared to large group commercial employers resulting in small group's higher administrative expense ratio.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation
The consolidated financial statements include all subsidiaries of the Company. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Although these estimates are based on knowledge of current events and anticipated future events, actual results may ultimately differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents include cash, time deposits, money market funds, commercial paper and certain U.S. Government securities with an original maturity of three months or less. Carrying value approximates fair value due to the short-term maturity of the investments.

Marketable Securities
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

For the purpose of determining gross realized gains and losses, the cost of securities sold is based upon specific identification.

Long-Lived Assets
Property and equipment is carried at cost, and is comprised of the following at December 31, 1999 and 1998:

(In millions)	1999	1998

Land	$ 32	$ 33
Buildings	364	355
Equipment and computer software	432	400

	828	788
Accumulated depreciation	(410)	(355)

	$ 418	$ 433

Depreciation is computed using the straight-line method over estimated useful lives ranging from three to ten years for equipment, three to five years for computer software and twenty years for buildings. Depreciation expense was $79 million, $75 million and $66 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Cost in excess of net assets acquired, or goodwill, represents the unamortized excess of cost over the fair value of net tangible and identifiable intangible assets acquired. Identifiable intangible assets, which are included in other long-term assets in the accompanying Consolidated Balance Sheets, primarily relate to subscriber and provider contracts. Goodwill and identifiable intangible assets are amortized on a straight-line method over their estimated useful lives. Goodwill has been amortized over periods ranging from six to 40 years and identifiable intangible assets are being amortized over periods ranging from seven to 14 years. After a re-evaluation, effective January 1, 2000, the Company adopted a 20 year amortization period from the date of acquisition for goodwill previously amortized over 40 years. Amortization expense was $45 million, $53 million and $42 million for the years ended December 31, 1999, 1998 and 1997, respectively.

The carrying values of all long-lived assets are periodically reviewed by management for impairment, based upon undiscounted market level cash flows, whenever adverse events or changes in circumstances occur. Losses are recognized when the carrying value of a long-lived asset may not be recoverable. See Note 3 for a discussion related to the Company's impairment review.

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

The Company assesses the profitability of its contracts for providing health care services to its members when current market operating results or forecasts indicate probable future losses. The Company records a premium deficiency in current operations to the extent that the sum of expected health care costs, claim adjustment expenses and maintenance costs exceeds related future premiums. Anticipated investment income is not considered for purposes of computing the premium deficiency. Because the majority of the Company's member contracts renew annually, the Company does not anticipate premium deficiencies, except when unanticipated adverse events or changes in circumstances indicate otherwise. See Note 3 for a discussion related to premium deficiencies.

Management believes the Company's medical and other expenses payable are adequate to cover future claims payments required, however, such estimates are based on knowledge of current events and anticipated future events, and, therefore, the actual liability could differ from amounts provided.

Book Overdraft
Under the Company's cash management system, checks issued but not presented to banks frequently result in overdraft balances for accounting purposes and are classified as a current liability in the Consolidated Balance Sheets.

Stock Options
The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123 ") and uses Accounting Principles Board Opinion No. 25 and related interpretations in the accounting for its stock option plans. No compensation expense has been recognized in connection with the granting of stock options. See Note 8 for discussion of stock options and the disclosures required by SFAS 123.

(Loss) Earnings Per Common Share
Detail supporting the computation of (loss) earnings per common share and (loss) earnings per common share-assuming dilution follows:

(Dollars in millions, except per share results)	Net (Loss) Income	Shares	Per Share Results

YEAR ENDED DECEMBER 31, 1999

Loss per common share	$ (382)	167,555,917	$ (2.28)
Effect of dilutive stock options
Loss per common share — assuming dilution	$ (382)	167,555,917	$ (2.28)

YEAR ENDED DECEMBER 31, 1998

Earnings per common share	$ 129	166,471,824	$ 0.77
Effect of dilutive stock options		1,792,756
Earnings per common share — assuming dilution	$ 129	168,264,580	$ 0.77

YEAR ENDED DECEMBER 31, 1997

Earnings per common share	$ 173	163,406,460	$ 1.06
Effect of dilutive stock options		2,436,019	(0.01)
Earnings per common share — assuming dilution	$ 173	165,842,479	$ 1.05

Options to purchase 9,427,060, 1,562,949 and 2,414,148 shares for the years ended December 31, 1999, 1998 and 1997, respectively, were not included in the computation of (loss) earnings per common share-assuming dilution due to the Company's loss in 1999 and because the options' exercise prices were greater than the average market price of the Company's common stock in 1998 and 1997.

Reclassifications
Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.

Recently Issued Accounting Pronouncements
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ( "SFAS No. 133"). In general, SFAS No. 133 requires that all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains or losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. This standard is effective for the Company's financial statements beginning January 1, 2001, with early adoption permitted. Management of the Company anticipates that the adoption of SFAS No. 133 on January 1, 2001 will not have a material impact on the Company's financial position, results of operations or cash flows.

3. ASSET WRITE-DOWNS AND OPERATIONAL EXPENSES

The following table presents the components of the asset write-downs and operational expenses and their respective classifications in the 1999 and 1998 Consolidated Statements of Operations:

(In millions)	Medical	Selling, General and Administrative	Asset Write-Downs and Other	Total
1999:
FIRST QUARTER 1999:

Premium deficiency	$ 50			$ 50
Reserve strengthening	35			35
Provider costs	5			5

Total first quarter 1999	90			90

FOURTH QUARTER 1999:

Long-lived asset impairment			$ 342	342
Losses on non-core asset sales			118	118
Professional liability reserve strengthening and other costs		$ 35		35

Total fourth quarter 1999		35	460	495

Total 1999	$ 90	$ 35	$ 460	$ 585

1998:

THIRD QUARTER 1998:

Premium deficiency	$ 46			$ 46
Provider costs	27			27
Market exit costs			$ 15	15
Losses on non-core asset sales			12	12
Merger dissolution costs			7	7
Non-officer employee incentive and other costs		$ 25		25

Total third quarter 1998	$ 73	$ 25	$ 34	$ 132

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1999 EXPENSES

Premium Deficiency, Reserve Strengthening and Provider Costs
As a result of management's assessment of the profitability of its contracts for providing health care services to its members in certain markets, the Company recorded a provision for probable future losses (premium deficiency) of $50 million during the first quarter of 1999. Ineffective provider risk-sharing contracts and the impact of the March 31, 1999 Columbia/HCA Healthcare Corporation ( "Columbia/HCA") hospital agreement in Florida on current and projected future medical costs contributed to the premium deficiency. The beneficial effect from losses charged to the premium deficiency liability throughout 1999 was $50 million. Because the majority of the Company's customers' contracts renew annually, the Company does not anticipate the need for a premium deficiency in 2000, absent unanticipated adverse events or changes in circumstances.

Prior period adverse claims development primarily in the Company's PPO and Medicare products initially identified during an analysis of February and March 1999 medical claims resulted in the $35 million reserve strengthening. The Company releases or strengthens medical claims reserves when favorable or adverse development in prior periods exceed actuarial margins existing in the reserves. In addition, the Company paid Columbia/HCA $5 million to settle certain contractual issues associated with the March 31, 1999 hospital agreement in Florida.

Long-Lived Asset Impairment
Historical and current period operating losses in certain of the Company's markets prompted a review during the fourth quarter of 1999 for the possible impairment of long-lived assets. This review indicated that estimated future undiscounted cash flows were insufficient to recover the carrying value of long-lived assets, primarily goodwill, associated with the Company's Austin, Dallas and Milwaukee markets. Accordingly, the Company adjusted the carrying value of these long-lived assets to their estimated fair value resulting in a non-cash impairment charge of $342 million. Estimated fair value was based on discounted cash flows.

The long-lived assets associated with the Austin and Dallas markets primarily result from the Company's 1997 acquisition of Physician Corporation of America ("PCA"). Operating losses in Austin and Dallas were related to the deterioration of risk-sharing arrangements with providers and the failure to effectively convert the PCA operating model and computer platform to Humana's. The long-lived assets associated with the Milwaukee market primarily result from the Company's 1994 acquisition of CareNetwork, Inc. Operating losses in Milwaukee were the result of competitor pricing strategies resulting in lower premium levels to large employer groups as well as market dynamics dominated by limited provider groups causing higher than expected medical costs.

The Company also re-evaluated the amortization period of its goodwill and as a result, effective January 1, 2000, adopted a 20 year amortization period from the date of acquisition for goodwill previously amortized over 40 years.

The $342 million long-lived asset impairment will decrease depreciation and amortization expense $13 million annually ($13 million after tax, or $0.08 per diluted share), while the change in the amortization period of goodwill will increase amortization expense $25 million annually ($24 million after tax, or $0.15 per diluted share).

Losses on Non-Core Asset Sales
The Company has entered into definitive agreements for the disposition of its workers' compensation, Medicare supplement and North Florida Medicaid businesses, which are considered non-core. As a result of the carrying value of the net assets of these businesses exceeding the estimated sale proceeds, the Company has recorded a loss of $118 million. Estimated fair value was established based upon definitive sale agreements, net of expected transaction costs. These transactions are expected to be completed in the first and second quarters of 2000. Total assets of $725 million, primarily consisting of marketable securities and reinsurance recoverables, and total liabilities of $490 million, primarily consisting of workers' compensation reserves related to these businesses are included in the accompanying Consolidated Balance Sheets. The accompanying Consolidated Statements of Operations include 1999 revenues of $214 million and pretax operating income of $38 million from these businesses. Included in 1999 and 1998 pretax operating (loss) income is $36 million and $5 million of workers' compensation reserve releases resulting from favorable claim liability development.

Professional Liability Reserve Strengthening and Other Costs
The Company insures substantially all professional liability risks through a wholly owned captive insurance subsidiary (the "Subsidiary"). The Subsidiary recorded an additional $25 million expense during the fourth quarter of 1999 primarily related to expected claim and legal costs to be incurred by the Company.

In addition, other expenses of $10 million were recorded during the fourth quarter related to a claim payment dispute with a contracted provider and government audits.

Activity related to the 1999 expenses follows:

		1999 Activity		Balance at December 31, 1999
(In millions)	1999 Expenses
		Cash	Non-Cash

Premium deficiency	$ 50	$ (50)		—
Reserve strengthening	35	(35)		—
Provider costs	5	(5)		—
Long-lived asset impairment	342		$ (342)	—
Losses on non-core asset sales	118		(28)	$ 90
Professional liability reserve
strengthening and other costs	35			35

	$ 585	$ (90)	$ (370)	$ 125

1998 EXPENSES

Market Exits, Non-Core Asset Sales and Merger Dissolution Costs
On August 10, 1998, the Company and UnitedHealth Group Company ("United") announced their mutual agreement to terminate the previously announced Agreement and Plan of Merger, dated May 27, 1998. The planned merger, among other things, was expected to improve the operating results of the Company's products and markets due to overlapping markets with United. Following the merger's termination, the Company conducted a strategic evaluation, which included assessing the Company's competitive market positions and profit potential. As a result, the Company recognized expenses of $34 million during the third quarter of 1998. The expenses included costs associated with exiting five markets ($15 million), losses on disposals of non-core assets ($12 million) and merger dissolution costs ($7 million).

The costs associated with the market exits of $15 million included severance, lease termination costs as well as write-offs of equipment and uncollectible provider receivables. The planned market exits were Sarasota and Treasure Coast, Florida, Springfield and Jefferson City, Missouri and Puerto Rico. Severance costs were estimated based upon the provisions of the Company's employee benefit plans. The plan to exit these markets was expected to reduce the Company's market office workforce, primarily in Puerto Rico, by approximately 470 employees. In 1999, the Company reversed $2 million of the severance and lease discontinuance liabilities after the Company contractually agreed with the Health Insurance Administration in Puerto Rico to extend the Company's Medicaid contract, with more favorable terms. The Company estimated annual pretax savings of approximately $40 million, after all market exits were completed by June 30, 1999, primarily from a reduction in underwriting losses. Approximately 100 employees were ultimately terminated resulting in insignificant severance payments.

In accordance with the Company's policy on impairment of long-lived assets, equipment of $5 million in the exited markets was written down to its fair value after an evaluation of undiscounted cash flow in each of the markets. The fair value of equipment was based upon discounted cash flows for the same markets. Following the write-down, the equipment was fully depreciated.

Premium Deficiency and Provider Costs
As a result of management's assessment of the profitability of its contracts for providing health care services to its members in certain markets, the Company recorded a provision for probable future losses (premium deficiency) of $46 million during the third quarter of 1998. The premium deficiency resulted from events prompted by the terminated merger with United wherein the Company had expected to realize improved operating results in those markets that overlapped with United, including more favorable risk-sharing arrangements. The beneficial effect from losses charged to the premium deficiency liability in 1999 and 1998 was $23 million and $17 million, respectively. In 1999, the Company reversed $6 million of premium deficiency liabilities after the Company contractually agreed with the Health Insurance Administration in Puerto Rico to extend the Company's Medicaid contract, with more favorable terms.

The Company also recorded $27 million of expense related to receivables written-off from financially troubled physician groups, including certain bankrupt providers.

Non-Officer Employee Incentive and Other Costs
During the third quarter of 1998, the Company recorded a one-time incentive of $16 million paid to non-officer employees and a $9 million settlement related to a third party pharmacy processing contract.

Activity related to the 1998 expenses follows:

(In millions)	1998 Expenses	1998 Activity		Balance at December 31, 1998	1999 Activity		Balance at December 31, 1999

		Cash	Non-cash		Cash	Adjustment

Premium deficiency	$ 46	$ (17)		$ 29	$ (23)	$ (6)	$ —
Provider costs	27		$ (27)				—
Market exit costs	15		(10)	5	(2)	(2)	1
Losses from non-core asset sales	12	(5)	(7)				—
Merger dissolution costs	7	(5)		2	(2)		—
Non-officer employee incentive
and other costs	25	(25)					—

	$ 132	$ (52)	$ (44)	$ 36	$ (27)	$ (8)	$ 1

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. MARKETABLE SECURITIES

Marketable securities classified as current assets at December 31, 1999 and 1998 included the following:
	1999				1998

(In millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government obligations	$178		(3)	$175	$165	$4		$169
Tax exempt municipal bonds	889		$(24)	865	845	6		851
Corporate Bonds	234		(7)	227	250	8		258
Redeemable preferred stocks	67		(2)	65	124	1		125
Marketable equity securities	96	$9	(6)	99	129	2	$(2)	129
Other	77		(1)	76	59	3		62

	$1,541	$9	$(43)	$1,507	$1,572	$24	$(2)	$1,594

Marketable securities classified as long-term assets at December 31, 1999 and 1998 included the following:

	1999				1998

(In millions)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

U.S. Government obligations	$16			$16	$5			$5
Tax exempt municipal bonds	180		$(7)	173	234	$4	$(1)	237
Redeemable preferred stocks	27		(1)	26	31			31
Marketable equity securities	10		(1)	9	2			2
Other	29			29	30			30

	$262		$(9)	$253	$302	$4	$(1)	$305

The contractual maturities of debt securities available for sale at December 31, 1999, regardless of their balance sheet classification, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(In millions)	Amortized Cost	Fair Value

Due within one year	$209	$207
Due after one year through five years	499	490
Due after five years through ten years	384	370
Due after ten years	210	204
Not due at a single maturity date	395	381

	$1,697	$1,652

Gross realized investment gains were $18 million, $30 million and $11 million and gross realized investment losses were $7 million, $9 million and $1 million in 1999, 1998 and 1997, respectively.

5. INCOME TAXES

The (benefit) provision for income taxes consisted of the following:
	Years Ended December 31,

(In millions)	1999	1998	1997

Current (benefit) provision:
Federal	$(18)	$39	$51
State	(9)	9	6

	(27)	48	57

Deferred provision:
Federal	4	24	36
State	1	2	4

	5	26	40

	$(22)	$74	$97

The (benefit) provision for income taxes was different from the amount computed using the federal statutory rate due to the following:

	Years Ended December 31,

(In millions)	1999	1998	1997

Income tax (benefit) provision at federal statutory rate	$(142)	$71	$95
State income taxes, net of federal benefit	(16)	8	10
Tax exempt investment income	(19)	(18)	(13)
Amortization	11	17	10
Long-lived asset impairment	143
Other	1	(4)	(5)

	$(22)	$74	$97

Deferred income tax balances reflect the impact of temporary differences between the carrying amounts of assets and liabilities and their tax bases, and are stated at enacted tax rates expected to be in effect when taxes are actually paid or recovered. Principal components of the net deferred tax balances for the Company at December 31, 1999 and 1998 are as follows:

	Assets (Liabilities)
(In millions)	1999	1998

Marketable securities	$18	$(8)
Long-term assets	(55)	(46)
Medical and other expenses payable	95	95
Asset write-downs and operational expenses	36	16
Professional liability risks	9	7
Net operating loss carryforwards	58	58
Workers’ compensation liabilities	25	40
Compensation and other accruals	29	31

	$215	$193

At December 31, 1999, the Company has available tax net operating loss carryforwards of approximately $150 million related to prior acquisitions. These loss carryforwards, if unused to offset future taxable income, will expire in 2000 through 2011.

Based on the Company's historical taxable income record and estimates of future profitability, management has concluded that operating income will more likely than not be sufficient to give rise to tax expense to recover all deferred tax assets.

6.  DEBT

The Company maintains a revolving credit agreement ("Credit Agreement") which provides a line of credit of up to $1.0 billion and expires in August 2002. Principal amounts outstanding under the Credit Agreement bear interest at either a fixed rate or a floating rate, ranging from LIBOR plus 35 basis points to LIBOR plus 80 basis points, depending on the Company's credit ratings. The Credit Agreement, which was amended in 1999 to reduce the line of credit by $500 million from $1.5 billion and modify certain covenants, contains customary covenants and events of default including, but not limited to, financial tests for interest coverage and leverage. The Company is in compliance with all covenants. The Company also maintains and issues short-term debt securities under a commercial paper program. The carrying value of commercial paper approximates fair value due to its short-term maturity.

Borrowings and the weighted average interest rate on those borrowings at December 31, 1999 and 1998 are as follows:

	1999		1998

(In millions)	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate

Credit agreement		5.7%	$93	5.9%
Commercial paper program	$686	5.6%	730	5.9%

	$686		$823

7.  PROFESSIONAL LIABILITY AND OTHER OBLIGATIONS
The components of professional liability and other obligations at December 31, 1999 and 1998 are as follows:

(in millions)	1999	1998

Allowance for professional liabilities	$ 133	$ 123
Liabilities for disability and other long-term insurance products, the Company’s retirement and benefit plans and other	44	53
Less: current portion of allowance for professional liabilities	(33)	(22)

	$ 144	$ 154

The Company insures substantially all professional liability risks through a wholly owned subsidiary (the "Subsidiary"). Provisions for such risks, including expenses incident to claim settlements, were $57 million, $27 million and $32 million for the years ended December 31, 1999, 1998 and 1997, respectively. The amount for 1999 includes $25 million of professional liability reserve strengthening discussed in Note 3. The Subsidiary reinsures levels of coverage for losses in excess of its retained limits with unrelated insurance carriers. Reinsurance recoverables were $29 million and $40 million at December 31, 1999 and 1998, respectively. The current portion of allowance for professional liabilities is included with trade accounts payable and accrued expenses in the Consolidated Balance Sheets.

In 1998, the Subsidiary entered into a loss portfolio transfer agreement with unrelated insurance carriers for approximately $39 million, providing for the transfer of all professional and workers' compensation liabilities on claims incurred prior to December 31, 1997 limited to individual and maximum claim retention levels.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. EMPLOYEE BENEFIT PLANS

Employee Savings Plan
The Company has defined contribution retirement and savings plans covering qualified employees. The Company's contribution to these plans are based on various percentages of compensation, and in some instances, are based upon the amount of the employees' contributions to the plans. The cost of these plans amounted to approximately $27 million, $40 million and $24 million in 1999, 1998 and 1997, respectively, the substantial portion of which was funded currently. The amount for 1998 includes the $16 million one-time incentive paid to non-officer employees discussed in Note 3.

Stock Based Compensation
The Company has plans under which restricted stock awards and options to purchase common stock have been granted to officers, directors and key employees. In 1998, the Company awarded 400,000 shares of performance-based restricted stock to officers and key employees. The shares had the potential to vest in equal one-third installments beginning January 1, 2000, provided the Company met certain earnings goals. As the goal was not met for 1999, and the awards are cumulative, two-thirds has the potential to vest in 2000 and one-third in 2001. Unearned compensation under the restricted stock awards plan is amortized over the vesting period. Compensation expense recognized related to the restricted stock award plans was $2 million for each of the years ended December 31, 1999 and 1998 and $1 million for the year ended December 31, 1997.

Options are granted at the average market price on the date of grant. Exercise provisions vary, but most options vest in whole or in part one to five years after grant and expire ten years after grant. At December 31, 1999, there were 13,977,221 shares reserved for employee and director stock option plans. At December 31, 1999, there were 2,658,040 shares of common stock available for future grants.

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

The Company's option plan activity for the years ended December 31, 1999, 1998 and 1997 is summarized below:

	Shares Under Option	Exercise Price Per Share			Weighted Average Exercise Price

Balance, January 1, 1997	10,921,887	$ 4.32	to	$ 26.94	$ 13.71
Granted	2,819,000	18.31	to	23.69	19.79
Exercised	(1,247,793)	4.32	to	23.06	8.67
Canceled or lapsed	(270,830)	6.56	to	23.06	17.32

Balance, December 31, 1997	12,222,264	5.80	to	26.94	15.54
Granted	6,403,788	15.59	to	26.22	17.04
Exercised	(3,067,202)	5.80	to	26.31	11.72
Canceled or lapsed	(6,753,198)	6.56	to	26.31	20.03

Balance, December 31, 1998	8,805,652	6.56	to	26.94	14.52
Granted	3,966,750	6.88	to	19.25	14.16
Exercised	(105,232)	6.56	to	8.91	16.75
Canceled or lapsed	(1,347,989)	8.00	to	26.31	18.32

Balance, December 31, 1999	11,319,181	$ 6.56	to	$ 26.94	$ 14.00

A summary of stock options outstanding and exercisable at December 31, 1999 follows:

			Stock Options Outstanding			Stock Options Exercisable

Range of Exercise Prices			Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price

$6.56	to	$9.64	3,820,428	6.5 years	$8.05	1,914,178	$6.95
10.54	to	13.31	225,200	6.2 years	11.89	89,700	10.86
14.44	to	17.94	4,530,671	6.3 years	15.69	3,268,920	15.73
18.72	to	21.94	2,518,082	7.1 years	19.32	811,761	19.41
22.44	to	26.94	224,800	5.3 years	23.48	202,267	23.53

$6.56	to	$26.94	11,319,181	6.5 years	$14.00	6,286,826	$13.71

As of December 31, 1998 and 1997, there were 3,636,481 and 6,215,776 options exercisable, respectively. The weighted average exercise price of options exercisable during 1998 and 1997 was $12.32 and $13.32, respectively. If the Company had adopted the expense recognition provisions of SFAS 123 for purposes of determining compensation expense related to stock options granted during the years ended December 31, 1999, 1998 and 1997, net (loss) income and (loss) earnings per common share would have been changed to the pro forma amounts shown below:

		Years Ended December 31,

(In millions, except per share results)		1999	1998	1997

Net (loss) income	As reported	$ (382)	$129	$173
	Pro forma	(402)	116	159

(Loss) earnings per common share	As reported	$ (2.28)	$0.77	$1.06
	Pro forma	(2.40)	0.69	0.97
(Loss) earnings per common share -	As reported	$ (2.28)	$0.77	$1.05
assuming dilution	Pro forma	(2.40)	0.69	0.96

The fair value of each option granted during 1999, 1998 and 1997 was estimated on the date of grant using the Black-Scholes pricing model with the following weighted average assumptions:

	1999		1998		1997

Dividend yield	No	ne	No	ne	No	ne
Expected volatility	43.8%		40.9%		38.5%
Risk-free interest rate	5.6%		4.9%		6.1%
Expected option life (years)	8.3		6.8		5.4
Weighted average fair value at grant date	$8.10		$8.59		$ 8.88

The effects of applying SFAS 123 in the pro forma disclosures are not likely to be representative of the effects on pro forma net income for future years since variables such as option grants, exercises and stock price volatility included in the disclosures may not be indicative of future activity.

9. STOCKHOLDERS' EQUITY

The Company adopted a stockholders' rights plan designed to deter takeover initiatives not considered to be in the best interests of the Company's stockholders. The rights are redeemable by action of the Company's Board of Directors at a price of $0.01 per right at any time prior to their becoming exercisable. Pursuant to the plan, under certain conditions, each share of stock has a right to acquire 1/100th of a share of Series A Participating Preferred Stock at a price of $145 per share. The plan expires in 2006.

10. COMMITMENTS AND CONTINGENCIES

Leases
The Company leases facilities, computer hardware and other equipment under long-term operating leases that are noncancelable and expire on various dates through 2017. Rent expense and sublease income for all operating leases are as follows:
	Years Ended December 31,

(In millions)	1999	1998	1997

Rent expense	$ 61	$ 42	$ 31
Sublease rental income	(25)	(9)	(3)

Net rent expense	$ 36	$ 33	$ 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Future annual minimum payments under all noncancelable operating leases in excess of one year subsequent to December 31, 1999 are as follows:

(In millions)

2000	$54
2001	46
2002	31
2003	26
2004	22
Thereafter	62

Total minimum lease payments	$241
Less: minimum sublease rental income	(112)

Net minimum lease payments	$129

Government and Other Contracts
The Company's Medicare HMO contracts with the federal government are renewed for a one-year term each December 31, unless terminated 90 days prior thereto. Legislative proposals are being considered which may revise the Medicare program's current support of the use of managed health care for Medicare beneficiaries and future reimbursement rates thereunder. Management is unable to predict the outcome of these proposals or the impact they may have on the Company's financial position, results of operations or cash flows. The Company's Medicaid contracts are generally annual contracts with various states except for the two-year contract with the Health Insurance Administration in Puerto Rico. Additionally, the Company's TRICARE contract is a one-year contract renewable on July 1, 2000, for one additional year. The loss of these contracts or significant changes in these programs as a result of legislative action, including reductions in payments or increases in benefits without corresponding increases in payments, would have a material adverse effect on the revenues, profitability and business prospects of the Company. In addition, the Company continually contracts and seeks to renew contracts with providers at rates designed to ensure adequate profitability. To the extent the Company is unable to obtain such rates, its financial position, results of operations and cash flows could be adversely impacted.

Legal Proceedings
During 1999, six purported class action complaints have been filed against the Company and certain of its current and former directors and officers claiming that the Company and the individual defendants knowingly or recklessly made false or misleading statements in press releases and public filings concerning the Company's financial condition. All seek money damages of unspecified amounts.

Since October 1999, the Company has received purported class action complaints alleging, among other things, that Humana intentionally concealed from its members information concerning the various ways Humana decides what claims will be paid, what procedures will be deemed medically necessary, and what criteria and procedures are used to determine the extent and type of their coverage. The complaints also allege that Humana concealed from members the existence of direct financial incentives to treating physicians and other health care providers to deny coverage. The complaints, generally, do not allege that any member was denied coverage for services that should have been covered but, instead, claim that Humana provided health insurance benefits of lesser value than promised. All seek money damages of unspecified amounts. The Company has requested to consolidate these complaints to a single court.

The Company believes the allegations in all of the above complaints are without merit and intends to pursue the defense of the actions vigorously.

On January 4, 2000, a jury in Palm Beach County, Florida, issued a verdict against Humana Health Insurance Company of Florida, Inc., awarding $79 million to Mark Chipps, an insured who had sued individually and on behalf of his minor daughter. The claim arose from the removal of the child from a case management program which had provided her with benefits in excess of those available under her policy. The award included $78 million for punitive damages, $1 million for emotional distress and $28,000 for contractual benefits. The Company is in the process of appealing the verdict.

During 1999, the Company reached an agreement in principle with the United States Department of Justice and the Department of Health and Human Services on a $15 million settlement relating to Medicare premium overpayments. The settlement is expected to be paid sometime during 2000. The Company had previously established adequate liabilities for the resolution of these issues and, therefore, the settlement did not have a material impact on the Company's financial position or results of operations.

Damages for claims for personal injuries and medical benefit denials are usual in the Company's business. Personal injury and medical benefit denial claims are covered by insurance from the Company's wholly owned captive insurance Subsidiary and excess carriers, except to the extent that claimants seek punitive damages, in states which prohibit insurable coverage for punitive damages. In connection with the Chipps case, the excess carriers have preliminarily indicated that they believe no coverage may be available for a punitive damages award.

During the ordinary course of its business, the Company is or may become subject to pending or threatened litigation or other legal actions. Management does not believe that any pending and threatened legal actions against the Company or audits by agencies will have a material adverse effect on the Company's financial position or results of operations.

11. ACQUISITIONS AND DISPOSITIONS

Between December 30, 1999 and February 4, 2000, the Company entered into definitive agreements to sell its workers' compensation, Medicare supplement and North Florida Medicaid businesses for proceeds of approximately $115 million. The Company recorded a $118 million loss in 1999 related to these sale transactions.

On January 31, 2000, the Company acquired the Memorial Sisters of Charity Health Network ("MSCHN"), a Houston based health plan for approximately $50 million in cash.

On June 1, 1999, the Company reached an agreement with FPA Medical Management, Inc. ("FPA"), FPA's lenders and a federal bankruptcy court under which the Company acquired the operations of 50 medical centers from FPA for approximately $14 million in cash. The Company has subsequently reached agreements with 14 provider groups to assume operating responsibility for 38 of the 50 acquired FPA medical centers under long-term provider agreements with the Company.

On October 17, 1997, the Company acquired ChoiceCare Corporation ("ChoiceCare") for approximately $250 million in cash. The purchase was funded with borrowings under the Company's commercial paper program. ChoiceCare provided health services products to members in the Greater Cincinnati, Ohio, area.

On September 8, 1997, the Company acquired PCA for total consideration of $411 million in cash, consisting primarily of $7 per share for PCA's outstanding common stock and the assumption of $121 million in debt. The purchase was funded with borrowings under the Company's commercial paper program. PCA provided comprehensive health services through its HMOs in Florida, Texas and Puerto Rico. In addition, PCA provided workers' compensation third-party administrative management services. Prior to November 1996, PCA also was a direct writer of workers' compensation insurance in Florida. Long-term medical and other expenses payable in the accompanying Consolidated Balance Sheets includes the long-term portion of workers' compensation liabilities related to this business.

On February 28, 1997, the Company acquired Health Direct, Inc. ("Health Direct") from Advocate Health Care for approximately $23 million in cash.

The above acquisitions were accounted for under the purchase method of accounting. In connection with these acquisitions, the Company allocated the acquisition costs to net tangible and identifiable intangible assets based upon their fair values. Identifiable intangible assets, which are included in other long-term assets in the accompanying Consolidated Balance Sheets, primarily relate to subscriber and provider contracts. Any remaining value not assigned to net tangible or identifiable intangible assets was then allocated to cost in excess of net assets acquired, or goodwill. Goodwill and identifiable intangible assets acquired, recorded in connection with the acquisitions, was $17 million and $754 million in 1999 and 1997, respectively. Subscriber and provider contracts are amortized over their estimated useful lives (seven to 14 years), while goodwill has been amortized over periods from six to 40 years. After a re-evaluation, effective January 1, 2000, the Company adopted a 20 year amortization period from the date of acquisition for goodwill previously amortized over 40 years.

The results of operations for the previously mentioned acquisitions have been included in the accompanying Consolidated Statements of Operations since the date of acquisition. The following unaudited pro forma data summarize the consolidated results of operations for the year ended December 31, 1997 as if the 1997 acquisitions referred to above had been completed as of the beginning of 1997:

(In millions, except per share results)

Revenues	$ 9,272
Net income	64
Earnings per common share	$ 0.39
Earnings per common share — assuming dilution	0.39

The unaudited pro forma information above may not necessarily reflect future results of operations or what the results of operations would have been had the acquisitions actually been consummated at the beginning of 1997.

12. SEGMENT INFORMATION

During 1999, the Company realigned its organization to achieve greater accountability in its lines of business. As a result of this realignment, the Company organized into two business units: the Health Plan segment and the Small Group segment. The Health Plan segment includes the Company's large group commercial (100 employees and over), Medicare, Medicaid, ASO, workers' compensation and military or TRICARE business. The small group segment includes small group commercial (under 100 employees) and specialty benefit lines, including dental, life and short-term disability. Results of each segment are measured based upon results of operations before income taxes. The Company does not allocate assets to the segments, but allocates administrative expenses, interest income and interest expense to the segments. These allocations are based on systematic and rational methods which consider the nature of activities and volume of business associated with the segments' products. Members served by the two segments generally utilize the same medical provider networks, enabling the Company to obtain more favorable contract terms with providers. As a result, the profitability of each segment is somewhat interdependent. In addition, premium revenue pricing to large group commercial employers has historically been more competitive than that to small group commercial employers, resulting in less favorable underwriting margins for the large group commercial line of business. Costs to distribute and administer products to small group commercial employers are higher compared to large group commercial employers resulting in small group's higher administrative expense ratio. The accounting policies of each segment are similar and are described in Note 2.

The segment results for the years ended December 31, 1999, 1998 and 1997 are as follows:

(In millions)	Health Plan	Small Group	Total

1999
Revenues:
Premiums	$ 6,827	$ 3,132	$ 9,959
Interest and other income	106	48	154

Total revenues	6,933	3,180	10,113
Underwriting margin	861	566	1,427

Depreciation and amortization	70	54	124

Loss before income taxes	(369)	(35)	(404)

(In millions)	Health Plan	Small Group	Total

1998
Revenues:
Premiums	$ 6,734	$ 2,863	$ 9,597
Interest and other income	140	44	184

Total revenues	6,874	2,907	9,781
Underwriting margin	988	568	1,556

Depreciation and amortization	76	52	128

Income (loss) before income taxes	208	(5)	203

(In millions)	Health Plan	Small Group	Total

1997
Revenues:
Premiums	$ 5,487	$ 2,393	$ 7,880
Interest and other income	115	41	156

Total revenues	5,602	2,434	8,036
Underwriting margin	864	494	1,358

Depreciation and amortization	64	44	108

Income before income taxes	244	26	270

As previously discussed, during 1999 and 1998, the Company recorded pretax expenses of $585 million and $132 million, respectively. The following table details the reduction on operating results from these expenses for the Health Plan and Small Group segments for the years ended December 31, 1999 and 1998:

	1999			1998

(In millions)	Health Plan	Small Group	Total	Health Plan	Small Group	Total

Underwriting margin	$66	$24	$90	$60	$13	$73

Income before income taxes	$553	$32	$585	$96	$36	$132

The Company's product offerings include managed health care products and specialty products. Managed health care product premiums were approximately $9.7 billion, $9.4 billion and $7.7 billion for the years ended December 31, 1999, 1998 and 1997, respectively. Specialty product premiums were approximately $277 million, $239 million, and $230 million for the years ended December 31, 1999, 1998 and 1997, respectively.

Premium revenues derived from contracts with the federal government in 1999, 1998 and 1997 represent approximately 40 percent, 41 percent and 43 percent, respectively, of total premium revenues.

HUMANA INC.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Humana Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the consolidated financial position of Humana Inc. and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

Louisville, Kentucky
February 9, 2000

HUMANA INC.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

A summary of the Company's quarterly unaudited results of operations for the years ended December 31, 1999 and 1998 follows:

(In millions, except per share results)	1999

	First (a)	Second	Third	Fourth (b)

Revenues	$ 2,477	$2,505	$ 2,557	$ 2,574
(Loss) income before income taxes	(25)	44	34	(457)
Net (loss) income	(16)	28	22	(416)
(Loss) earnings per common share	(0.10)	0.17	0.13	(2.48)
(Loss) earnings per common share —
assuming dilution	(0.10)	0.17	0.13	(2.48)

(In millions, except per share results)	1998

	First	Second	Third (c)	Fourth

Revenues	$ 2,402	$2,446	$ 2,464	$ 2,469
Income (loss) before income taxes	79	82	(47)	89
Net income (loss)	50	52	(30)	57
Earnings (loss) per common share	0.30	0.31	(0.18)	0.34
Earnings (loss) per common share —
assuming dilution	0.30	0.31	(0.18)	0.34

(a)	Includes expenses of $90 million pretax ($58 million after tax, or $0.34 per diluted share) primarily related to premium deficiency and medical reserve strengthening.
(b)

Includes expenses of $495 million pretax ($441 after tax, or $2.63 per diluted share) primarily related to goodwill write-down, losses on non-core asset sales and professional liability reserve strengthening.

(c)

Includes expenses of $132 million ($84 million after tax, or $0.50 per diluted share) primarily related to the costs of certain market exits and product discontinuances, asset write-downs, premium deficiency and a one-time non-officer employee incentive.

HUMANA INC.

BOARD OF DIRECTORS

K. Frank Austen, M.D.	John R. Hall	Irwin Lerner

Theodore B. Bayles Professor of	Retired Chairman of the Board	Retired Chairman of the Board
Medicine, Harvard Medical School	and Chief Executive Officer,	and of the Executive Committee,
and the Brigham and Women's	Ashland Inc.	Hoffmann-LaRoche Inc.
Hospital

Michael E. Gellert	David A. Jones	Michael B. McCallister

General Partner, Windcrest Partners,	Chairman of the Board, Humana Inc.	President and Chief Executive Officer,
private investment partnership		Humana Inc.

David A. Jones, Jr.
W. Ann Reynolds, Ph.D.
Vice Chairman, Humana Inc.
	Chairman and Managing Director,	President, University of Alabama at
	Chrysalis Ventures, L.L.C.	Birmingham
venture capital firm

BOARD COMMITTEES

Executive Committee	Audit Committee	Investment Committee

David A. Jones, Chairman	Michael E. Gellert, Chairman	W. Ann Reynolds, Ph.D., Chairwoman
Michael E. Gellert	K. Frank Austen, M.D.	K. Frank Austen, M.D.
David A. Jones, Jr.	John R. Hall	Michael E. Gellert
Michael B. McCallister	Irwin Lerner	David A. Jones, Jr.

Medical Affairs Committee	Nominating and Corporate	Organization and Compensation
	Governance Committee	Committee
K. Frank Austen, M.D., Chairman
Irwin Lerner	John R. Hall, Chairman	Irwin Lerner, Chairman
W. Ann Reynolds, Ph.D.	David A. Jones, Jr.	K. Frank Austen, M.D.
	W. Ann Reynolds, Ph.D.	Michael E. Gellert
John R. Hall

HUMANA INC.

SENIOR OFFICERS

Michael B. McCallister	Kenneth J. Fasola	Heidi S. Margulis
President and Chief Executive Officer	Chief Operating Officer —	Senior Vice President —
	Small Group Division	Government Affairs

	James E. Murray	Sheri E. Mitchell
	Chief Operating Officer —	Senior Vice President and
	Health Plan Division	Chief Compliance Officer
and Chief Financial Officer
Thomas T. Noland, Jr.
	Douglas R. Carlisle	Senior Vice President —
	Senior Vice President —	Corporate Communications
Market Operations
Bruce D. Perkins
	Bruce J. Goodman	Senior Vice President —
	Senior Vice President and	National Networks
Chief Information Officer
George W. Vieth, Jr.
	Bonita C. Hathcock	Senior Vice President —
	Senior Vice President —	Large Group Commercial
Human Resources

Arthur P. Hipwell
Senior Vice President and
General Counsel

ADDITIONAL INFORMATION

TRANSFER AGENT	CORPORATE HEADQUARTERS

National City Bank	Humana Inc.
Stock Transfer Department	The Humana Building
Post Office Box 92301	500 West Main Street
Cleveland, Ohio 44193-0900	Louisville, Kentucky 40202
(800) 622-6757	(502) 580-1000

FORM 10-K	INDEPENDENT ACCOUNTANTS

Copies of the Company's Form 10-K filed with the	PricewaterhouseCoopers LLP
Securities and Exchange Commission may be obtained,	Louisville, Kentucky
without charge, by writing:

Investor Relations	ANNUAL MEETING

Humana Inc. Post Office Box 1438 Louisville, Kentucky 40201-1438	The Company's Annual Meeting of Stockholders will be held on Thursday, May 18, 2000, at 10:00 a.m. EDT in the Auditorium on the 25th floor of the Humana Building.

Copies of the Company's Form 10-K and other Company
information can also be obtained through the Internet at the following address:

  http://www.humana.com

STOCK LISTING

The Company's common stock trades on the New York Stock Exchange under the symbol HUM. The following table shows the range of high and low closing sales prices as reported on the New York Stock Exchange Composite Tape:

1999	High	Low

First Quarter	20-3/4	16-15/16
Second Quarter	16-7/16	11
Third Quarter	13-1/8	6-7/8
Fourth Quarter	8-1/4	5-7/8

1998	High	Low

First Quarter	26-3/8	19-1/2
Second Quarter	31-11/16	24-15/16
Third Quarter	31-7/8	12-7/8
Fourth Quarter	21-9/16	14-3/8